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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 19, 2017

No. 333-216894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WideOpenWest, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification Code Number)	46-0552948 (I.R.S. Employer Identification No.)

7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111
(720) 479-3500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Craig Martin
General Counsel
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111
(720) 479-3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Joshua N. Korff, P.C. Brian Hecht Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Richard D. Truesdell, Jr. Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Estimated Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	21,904,761(1)	$22.00(2)	$481,904,742	$55,852(3)

(1)
Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)
$55,852 previously paid.

           The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 19, 2017

PRELIMINARY PROSPECTUS

19,047,619 Shares

WideOpenWest, Inc.

Common Stock

        This is the initial public offering of shares of common stock of WideOpenWest, Inc. We are offering 19,047,619 shares of our common stock.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of our common stock is expected to be between $20.00 and $22.00. We have received approval to list our common stock on the New York Stock Exchange under the symbol "WOW." Upon completion of this offering, we expect to be a "controlled company" as defined under the corporate governance rules of the New York Stock Exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 16.

	Per Share	Total

Price to public	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See also "Underwriting" for a description of underwriting compensation in connection with this offering.

        The underwriters have an option to purchase up to 2,857,142 additional shares from the selling stockholders named in this prospectus at the initial public offering price, less the underwriting discount. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

        Delivery of the shares of common stock will be made on or about                  , 2017.

Joint Book-Running Managers

UBS Investment Bank	Credit Suisse

RBC Capital Markets	SunTrust Robinson Humphrey	Evercore ISI	Macquarie Capital

Co-Managers

LionTree	Raymond James

The date of this prospectus is                        , 2017.

we're WOW!.

nice to meet you.

WOW! that's better

        We have not and the selling stockholders and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

 MARKET, RANKING AND OTHER INDUSTRY DATA

        In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Estimates are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus. We believe that these sources and estimates are reliable as of the date of this prospectus but have not independently verified them and cannot guarantee their accuracy or completeness.

i

 TRADEMARKS, SERVICE MARKS, TRADE NAMES AND COPYRIGHTS

        We do not own, either legally or beneficially, any trademarks, service marks or trade names in connection with the operation of our business. We own or have rights to copyrights that protect the content of our products. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus may be listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

NON-GAAP FINANCIAL MEASURES

        We use certain financial measures in this prospectus such as Revenue Including Acquisitions and Dispositions, Adjusted EBITDA, Transaction Adjusted EBITDA, Transaction Adjusted Capital Expenditures and incremental contribution, which are not recognized under generally accepted accounting principles or "GAAP."

        Revenue Including Acquisitions and Dispositions is included in this prospectus because it is a key metric used by management and our Board of Directors to assess our financial performance. We define Revenue Including Acquisitions and Dispositions as revenue after giving effect to certain acquisitions and divestitures made by the Company. We believe that Revenue Including Acquisitions and Dispositions is an appropriate measure of operating performance because it is meaningful to investors by showing how certain acquisitions and divestitures might have affected the Company's historical financial statements.

        The presentation of Revenue Including Acquisitions and Dispositions is not made in accordance with GAAP and our use of the term Revenue Including Acquisitions and Dispositions in this prospectus varies from the use of similar terms by other companies in our industry due to different methods of calculation and is not necessarily comparable. Revenue Including Acquisitions and Dispositions should not be considered as an alternative to revenue or any other performance measures derived in accordance with GAAP as measures of operating performance.

        For a reconciliation of revenue to Revenue Including Acquisitions and Dispositions, see "Prospectus Summary—Summary Historical Combined Consolidated Financial Data."

        Adjusted EBITDA is included in this prospectus because it is a key metric used by management and our Board of Directors to assess our financial performance. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance, and that the presentation of this measure enhances an investor's understanding of our financial performance. Transaction Adjusted EBITDA makes certain additional adjustments to the historical financial information that the Company believes is meaningful to investors by showing how certain acquisitions and divestitures might have affected the Company's historical financial statements.

        We define Adjusted EBITDA as net income (loss) before net interest expense, income taxes, depreciation and amortization (including impairments), gains (losses) realized and unrealized on derivative instruments, management fees to related parties, the write up or write off of any asset, debt modification expenses, loss on extinguishment of debt, integration and restructuring expenses, all non-cash charges and expenses (including equity-based compensation expense) and certain other income and expenses, as further defined in our Senior Secured Credit Facilities (as defined herein). Transaction Adjusted EBITDA represents Adjusted EBITDA after giving effect to the impact of acquisitions and dispositions that were completed during the relevant periods as if they occurred at the beginning of the period presented.

        The presentation of Adjusted EBITDA and Transaction Adjusted EBITDA is not made in accordance with GAAP and our use of the terms Adjusted EBITDA and Transaction Adjusted EBITDA in this prospectus varies from the use of similar terms by other companies in our industry due to different methods of calculation and are not necessarily comparable. Adjusted EBITDA and Transaction Adjusted EBITDA should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance.

        Adjusted EBITDA and Transaction Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for the analysis of our results as reported under GAAP. For example, Adjusted EBITDA and Transaction Adjusted EBITDA:

  •
  do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

  •
  do not reflect changes in, or cash requirements for, our working capital needs;

  •
  do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations;

  •
  do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

  •
  do not reflect stock-based compensation expense and other non-cash charges; and

  •
  exclude certain tax payments that may represent a reduction in cash available to us.

        For a reconciliation of net income (loss) to Adjusted EBITDA and Transaction Adjusted EBITDA, see "Prospectus Summary—Summary Historical Combined Consolidated Financial Data."

        Transaction Adjusted Capital Expenditures is included in this prospectus because it is a key metric used by management and our Board of Directors to assess our financial performance. We define Transaction Adjusted Capital Expenditures as capital expenditures after giving effect to certain acquisitions and divestitures made by the Company. We believe that Transaction Adjusted Capital Expenditures is an appropriate measure of operating performance because it is meaningful to investors by showing how certain acquisitions and divestitures might have affected the Company's historical financial statements.

        The presentation of Transaction Adjusted Capital Expenditures is not made in accordance with GAAP and our use of the term Transaction Adjusted Capital Expenditures in this prospectus varies from the use of similar terms by other companies in our industry due to different methods of calculation and is not necessarily comparable. Transaction Adjusted Capital Expenditures should not be considered as an alternative to capital expenditures or any other performance measures derived in accordance with GAAP as measures of operating performance.

        For a reconciliation of capital expenditures to Transaction Adjusted Capital Expenditures, see "Prospectus Summary—Summary Historical Combined Consolidated Financial Data."

        Incremental contribution is included herein because we believe that it is a key metric used by our management to assess the financial performance of the business by showing how the relative relationship of the various components of subscription services contributes to our overall consolidated historical results. Our management further believes that it provides useful information to investors in evaluating our financial condition and results of operations because the additional detail illustrates how an incremental dollar of revenue, by particular service type, generates cash, before any unallocated costs are considered, which we believe is a key component of our overall strategy and important for understanding what drives our cash flow position relative to our historical results. We believe that when evaluating our business, investors apply varying degrees of importance to the different types of subscription revenue we generate and providing supplemental detail on these services, as well as third party costs associated with each service, is useful to investors because it allows investors to better evaluate these aspects of our performance. Incremental contribution is defined by WOW! as the components of subscription revenue, less costs directly incurred from third parties in connection with the provision of such services to our customers.

        Incremental contribution is not made in accordance with GAAP and our use of the term incremental contribution varies from others in our industry. Incremental contribution has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP as it does not identify or allocate any other operating costs and expenses that are components of our Income from Operations to specific subscription revenues as we do not measure or record such costs and expenses in a manner that would allow attribution to a specific component of subscription revenue. Accordingly, incremental contribution should not be considered as an alternative to operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows, or as measures of liquidity.

        For a reconciliation of incremental contribution to Income from Operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 PROSPECTUS SUMMARY

        The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-Looking Statements."

        In this prospectus, unless the context requires otherwise, "we," "us," "our," "WOW!" and the "Company" refer to WideOpenWest, Inc. and its consolidated subsidiaries. "Parent" refers to WideOpenWest Holdings, LLC, our indirect parent company.

        All statistical and operating information in this section gives effect to the acquisitions of Bluemile, Anne Arundel Broadband and NuLink and the divestitures of the South Dakota systems and Lawrence, Kansas system, except as otherwise noted. For additional detail on these transactions, see "—Summary Historical Combined Consolidated Financial Data."

Our Business

Overview

        We are the sixth largest cable operator in the United States ranked by number of customers as of December 31, 2016. We provide high-speed data ("HSD"), cable television ("Video"), Voice over IP-based telephony ("Telephony") and business-class services to a service area that includes approximately 3.0 million homes and businesses. Our services are delivered across 19 markets via our advanced hybrid fiber-coaxial ("HFC") cable network. Our footprint covers over 300 communities in the states of Alabama, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Ohio, South Carolina and Tennessee. Led by our robust HSD offering, our products are available either as a bundle or as an individual service to residential and business services customers. As of March 31, 2017, 780,100 customers subscribed to our services.

        We believe we have one of the most technologically advanced, fiber-rich networks in our service areas, with approximately 11,500 route miles of intra- and inter-market fiber and approximately 33,500 miles of coaxial cable. We have designed our network with the goal of maximizing Internet speeds and accommodating future broadband demand. Our all-digital HFC infrastructure operates with a bandwidth capacity of 750 Mhz or higher in 97% of our footprint and is upgradeable to 1.2 Ghz throughout. All of our new communities are built with a capacity of 1.2 Ghz. Our HFC network is fully upgraded with Data Over Cable Service Interface Specification ("DOCSIS") 3.0 and is capable of being upgraded to DOCSIS 3.1 in all of our markets. According to CableLabs, a non-profit innovation and research and development lab founded by members of the cable industry, DOCSIS 3.1 technology has the capacity to support network speeds up to 10 Gbps downstream and up to 1 Gbps upstream. We serve an average of 310 homes per distribution point, which are also referred to as nodes, enabling us to deliver quality HSD service and the capability to provide broadband speeds of 1 Gbps and higher. Our HFC network consists of a high-bandwidth, multi-use service provider backbone, which allows us to centrally source data, voice and video services for both residential and business traffic. We believe the quality and uniform architecture of our next-generation network is a competitive advantage that enables us to offer high-quality broadband services that meet our current and future customers' needs without incurring significant upgrade capital expenditures.

        We operate primarily in economically stable suburbs that are adjacent to large metropolitan areas as well as secondary and tertiary markets, which we believe have favorable competitive and demographic profiles and include businesses operating across a range of industries. We benefit from the ability to augment our footprint by pursuing value-accretive network extensions ("edge-outs") to increase our addressable market and grow our customer base. We have historically made selective capital investments in edge-outs to facilitate growth in residential and business services. Additionally, we provide a range of services to small, medium and large businesses within our footprint, and we believe we have the opportunity to grow our business services market share with our robust product suite.

Attractive Markets with Favorable Competitive Dynamics

Note: "RGUs" represent Revenue Generating Units.

        We are focused on efficient capital spending and maximizing Adjusted EBITDA through an Internet-centric growth strategy while maintaining a profitable video subscriber base. Based on its per subscriber economics, we believe that HSD represents the greatest opportunity to drive increased profitability across our residential and business markets. According to Cisco, North America has experienced significant growth in bandwidth usage in recent years, driven primarily by (i) over-the-top video ("OTT") viewership trends, (ii) a proliferation of connected devices, and (iii) increased customer demand for high-bandwidth business applications, including cloud computing. We believe our superior network infrastructure provides an efficient, scalable platform to meet our current and future customers' needs and deliver services as demand for bandwidth continues to increase. Data compiled by Kagan demonstrates that cable operators have enjoyed an increasing share of new broadband subscribers since 2010, while telephone companies have seen their share of these customers decline year over year. Also based on data compiled by Kagan, from the quarter ended June 30, 2015 through the quarter ended September 30, 2016, the cable industry has captured in excess of a 95% share of wired broadband net subscriber growth in each quarter. We believe the cable industry's net broadband share growth is indicative of a superior product offering relative to other HSD technologies, such as the digital subscriber line ("DSL") network architecture often utilized in whole or in part by telephone companies.

Our History

        Since commencing operations in 2001, our focus has been to offer a competitive alternative cable service and establish a brand with a strong market position. We have scaled our business through (i) organic subscriber growth and increased penetration within our existing markets and footprint, (ii) edge-outs to grow our footprint, (iii) upgrades to introduce enhanced broadband services to networks we have acquired, (iv) entry into business services, with a broad range of HSD, Video and Telephony products, and (v) acquisitions and integration of cable systems.

WOW!'s Evolution Over Time

        After a period of strong growth from 2001 through 2011, we shifted our focus to integrating our acquisitions and strengthening our product offering. Debt service costs associated with the Knology acquisition and capital expenditures necessary for network priorities and integration limited further investment in edge-outs and other growth opportunities through 2015. Through organic growth, normalization of capital expenditures, de-levering and interest cost reduction, we have increased free cash flow generation and renewed our focus on edge-outs and business services. As a result of a stronger balance sheet, we believe we are better positioned to accelerate our growth investments in a meaningful way going forward. The investments we have made in our platform have resulted in overall customer and HSD subscriber growth for the year ended December 31, 2016.

Our Strengths

        We believe the following core competitive strengths enable us to differentiate ourselves:

  Technologically Advanced Platform that Underpins our Competitive Advantage

        Our all-digital, fiber-rich HFC network has a bandwidth capacity of 750 Mhz or higher in 97% of our footprint and is upgradeable throughout the network to 1.2 Ghz to accommodate future broadband demand. The infrastructure is currently operating on DOCSIS 3.0, is capable of being upgraded to DOCSIS 3.1 and serves approximately 310 homes per node. We offer HSD speeds up to 500 Mbps in 94% of our footprint with the capability to offer 1 Gbps or more in all of our markets. In the fourth quarter of 2016, we launched a 1 Gbps offering in four of our markets, with additional market launches planned for 2017 in our edge-out communities. Over the twelve months ended February 28, 2017, our average monthly Internet speed ranking was second out of 62 cable, fiber, DSL, wireless and satellite Internet service providers, or ISPs, according to Netflix's USA ISP Speed Index.

        We offer a full suite of digital video services, including video-on-demand ("VOD"), high-definition video and digital video recording ("DVR"). In approximately 79% of our footprint, we also offer our "Ultra" video product, which is a technologically advanced, Internet protocol ("IP") enabled, whole-home DVR solution that integrates traditional linear video, an advanced user interface and direct access to OTT content, such as Netflix and other applications.

        Our technologically advanced network enables us to provide business services customers with a broad portfolio of carrier-class data and voice services, including Direct Internet Access, Ethernet over fiber and HFC, virtual private networks, Hosted Voice over Internet Protocol ("VoIP") solutions, wholesale fiber connectivity, cell backhaul solutions, disaster recovery, cloud back-up and Session Initiated Protocol ("SIP") and Primary Rate Interface ("PRI") trunking services. Our advanced business services product offering continues to evolve, as we leverage our investment in next generation software enabled infrastructure to launch new services such as a full suite of managed and other virtual services.

        We expect future network-related capital expenditures to be generally stable. We believe that our flexible network architecture will allow us to meet our current and future customers' needs without incurring significant upgrade capital expenditures.

  Value-Accretive Edge-Outs

        We have a proven track record of successful edge-outs. Through network extensions to adjacent communities and increased customer penetration levels over time within these communities, we have increased the number of residential and business services customers that we serve. For the year ended December 31, 2016, we added approximately 8,900 customers from our edge-outs activated in 2016. We have experienced success in this strategy by targeting communities that we believe possess attractive demographic and competitive profiles, making capital-efficient decisions and leveraging our existing operating infrastructure. We have identified a large number of communities near our footprint for edge-out expansion, and believe edge-out expansion has a self-perpetuating effect as each community adjacent to a new edge-out investment presents further expansion opportunities.

        Between 2008 and 2012, we extended our network to over 100,000 new homes passed through edge-outs. During 2016, we expanded our network footprint by approximately 38,000 homes passed in five markets and achieved average customer penetration levels of 23% over an average activation period of 157 days as of December 31, 2016. The edge-outs that we activated in 2016 are continuing to experience net additions, and we expect an increase in penetration levels as they reach full maturity. We continue to selectively evaluate and invest in edge-out opportunities within our markets and believe we are well-positioned based on our historical track record of success in edge-out expansion.

  Business Services Capabilities

        We offer integrated solutions for businesses, including Direct Internet Access, Ethernet over fiber and HFC, hosted and on-premise VoIP solutions, metro Ethernet services, wholesale fiber connectivity, cell backhaul solutions and SIP and PRI trunking services. Recognizing the opportunity in our markets, we have built the necessary infrastructure, processes and sales and support organizations to scale our business services offering. Supported by our robust network, we have developed a full suite of products for small, medium and large businesses within our footprint, including enhanced telephony services and data speeds of up to 10 Gbps. We have built a consistent sales practice across our business services organization while ensuring product competitiveness and local knowledge to drive market share gain. We utilize multiple distribution channels, including direct sales, wholesale and indirect sales to capture opportunities across a variety of customer segments. Additional products within our portfolio include virtual private networks, a complete line of colocation infrastructure, cloud computing, managed backup and disaster recovery services.

        We have also made significant investments in our fiber network in the Chicago area. Since 2014, we have constructed approximately 1,200 miles of fiber in this market, providing connectivity to more than 500 macro and small cell sites as part of a fiber construction project for a leading wireless carrier. While a meaningful portion of the fiber network in this area is under a long-term contract to this carrier, there is significant capacity on the network that we expect will support future growth. As a result, we believe there is considerable embedded value in this asset.

        Strong execution has supported our business services expansion to date and will enable us to execute on our growth strategy. We have built substantial scale within our platform, with business services revenues of $154.7 million and $123.7 million for the years ended December 31, 2016 and December 31, 2015, respectively. Excluding pass-through revenues related to our Chicago fiber construction project of $13.7 million and $0.3 million in 2016 and 2015, respectively, for the year ended December 31, 2016 business services revenues grew 14.3% from the year ended December 31, 2015.

  Attractive Geographic Footprint and Favorable Competitive Dynamics

        Our customers are located primarily in economically stable suburbs adjacent to large metropolitan areas, as well as secondary and tertiary markets, in the Midwest and Southeast United States. Our typical market possesses what we believe to be an advantageous mix of size and geographical position with favorable competitive dynamics and demographics, and includes a number of businesses operating across a range of industries. We believe our network footprint insulates us from heightened competition typical of major metropolitan centers. In addition, the diversity of WOW!'s geographic footprint enables us to mitigate the impact of economic downturns our business could face in a particular region.

        Within our geographical areas, we believe we are typically one of the top two providers of HSD and Video services. We have a proven track record of winning customers from other operators by providing superior HSD product offerings, focusing on local marketing efforts, offering competitive pricing and delivering strong customer service while leveraging our advanced network.

        Based on homes passed, we estimate approximately 53% and 39% of our footprint overlaps with Comcast Corp. and Charter, respectively. We estimate systems formerly owned by Time Warner Cable and Bright House Networks (recently acquired by Charter) overlap with approximately 33% of our homes passed. We believe competitive dynamics with telephone companies are favorable in our markets. We estimate that AT&T Corp's U-verse offering is available in approximately 63% of our footprint based on homes passed. We believe competitive dynamics with AT&T U-verse are favorable for WOW!, as AT&T U-verse's network architecture is a mix of fiber and DSL in several markets. Competition from Verizon FiOS and Frontier Communications is estimated to be 3.5% and 2.7% of our overall footprint, respectively.

  Strong Financial Performance Benefiting from the Mix Shift to HSD

        Our margin profile is driven by an increase in HSD revenues, which benefit from higher margins and our focus on preserving the profitability of our Video customers, which has resulted in increases in Video average revenue per user ("ARPU"). For the year ended December 31, 2016, HSD revenues represented approximately 30.2% of our total revenues and 45.4% of our incremental contribution. In comparison, Video represented 44.2% of our total revenues and 23.9% of our incremental contribution over the same period. High content costs associated with the distribution of Video services are the key driver of the increasing divergence in profitability of HSD and Video. As a result of our continued customer mix shifting to HSD, we believe we will benefit from higher free cash flow conversion and margin expansion because HSD requires lower capital expenditures and operating expenses relative to Video.

        For the year ended December 31, 2016, we generated Revenue of $1,237.0 million, which represented a reduction of $27.3 million over the year ended December 31, 2014. The Company completed certain key acquisitions and divestitures during the two-year period ended December 31, 2016 which impacted reported Revenues. For the year ended December 31, 2016, we generated approximately $1,208.4 million of Revenue Including Acquisitions and Dispositions, which represented an increase of $22.1 million, or 0.9%, on an annualized basis over the year ended December 31, 2014. See "—Summary Historical Combined Consolidated Financial Data" for a reconciliation of Revenue to Revenue Including Acquisitions and Dispositions.

        For the year ended December 31, 2016, we generated net income of $26.3 million, which represented a $53.6 million improvement over the year ended December 31, 2014, and approximately $445.7 million of Transaction Adjusted EBITDA, which represented an increase of $47.2 million, or 5.8%, on an annualized basis over the year ended December 31, 2014. See "—Summary Historical Combined Consolidated Financial Data" for a reconciliation of net income (loss) to Transaction Adjusted EBITDA.

  Operating Philosophy Founded on a Superior Customer Experience

        We compete strategically by adhering to our operating philosophy, which is: "To deliver an employee and customer experience that lives up to our name." The ongoing pursuit of this philosophy has a strong foundation in the WOW! culture that has been cultivated over time and focuses our organization on four core values: (i) respect: treat others as you wish to be treated; (ii) integrity: choose to do what is right; (iii) servanthood: embracing the attitude and honor of serving others rather than being served; and (iv) ownership: act with thought and a focus on the collective good.

        We believe that servanthood in particular is unique to WOW! and exemplifies our commitment to the customer experience—that "how" we treat our customers is just as important as "what" we provide them and ultimately is how we earn customer loyalty. This mindset is what drives our operating philosophy and we believe compels employees and customers alike to choose WOW!.

  Strong and Experienced Management Team

        Our management team is comprised of senior executives who have significant experience in the telecommunications industry, with an average tenure of seven years with the Company and approximately 24 years of relevant industry experience. Our management team has collaborated to establish WOW!'s unique culture and execute on the Company's operating philosophy and commitment to the customer experience. The team's track record of success has translated into numerous independent awards and recognitions. We have been (i) ranked highest in customer satisfaction by J.D. Power and Associates 21 times in the last twelve years, (ii) rated highest by Consumer Reports fifteen times in the last eight years, and (iii) recognized by PC Magazine with the Reader's Choice Award five times in the last six years. Our management team has substantial experience in deploying new products and services and has successfully guided WOW! through various business cycles. In addition, our management team has considerable experience in successfully identifying and completing edge-outs and acquiring and integrating cable assets.

Our Strategy

        The key components of our strategy are as follows:

  Focus on Highly Profitable Internet-Centric Products

        Driven by the increased Internet needs of our customers, we believe we will continue to experience strong demand for HSD services within our markets. The growth of bandwidth-intensive applications, such as mobile and social media applications, OTT video and cloud-based computing, and the proliferation of connected devices, are expected to continue to drive rapidly-increasing consumption of data. We intend to capitalize on these favorable industry trends by continuing to focus on HSD customer growth via increased penetration, driving a greater mix shift toward higher-margin HSD and business services products and transitioning customers to higher-priced HSD speed tiers. While we will continue to provide a robust Video product to satisfy the needs of our bundled customers, our strategy is to maintain profitability by increasing Video pricing in the face of rising content costs. For customers who value the Video product, our marketing approach is to drive adoption of HSD-centric bundles.

        The growth of our HSD business is driven by our ability to offer a range of speeds, packaged and bundled at a competitive value and provisioned to deliver a consistent and high-quality experience. We provide market-leading speed tiers of 10 Mbps, 100 Mbps, 500 Mbps and 1 Gbps. This "good, better, best" approach provides competitive speed and price-value differentiation while simplifying the overall customer value proposition. Our fiber-rich HFC network is fully DOCSIS 3.1-capable, allowing us to remain highly competitive as our customers' bandwidth needs evolve. In addition, we believe that new product development of HSD-adjacent services provides an opportunity for additional growth. Our existing infrastructure enables us to drive new product development initiatives, which could include home security, home automation and other Internet of Things services in the future.

  Accelerate Investment in Highly Accretive Network Edge-Out Builds

        We believe edge-outs are an attractive investment opportunity available to WOW!. We have a track record of successfully identifying and expanding our network in a cost-effective manner to new communities and acquiring residential and business services customers. We believe that capital expenditures and operating costs for edge-outs are inherently lower relative to a new greenfield build because we are able to leverage our existing infrastructure and operating platforms to extend our network to communities adjacent to and near our existing footprint. Management evaluates potential edge-out opportunities based on the expected average acquired customer's annual Adjusted EBITDA contribution from such projects relative to the anticipated required capital expenditures. An edge-out project generally consists of a construction phase of twelve months or less, during which we incur capital expenditures. As the edge-out project is completed and we begin providing services to customers, we generally increase customer penetration and the average investment per acquired customer declines. Based on edge-outs activated in 2016 and customer penetration through December 31, 2016, our average capital expenditures per acquired customer represent a mid-single digit multiple of our average customer's annual Adjusted EBITDA contribution. As our edge-outs mature, penetration generally increases over time, and as a result, we expect this multiple to decrease.

        We continue to evaluate new opportunities for edge-outs to increase our residential and business footprint. Edge-outs are expected to add approximately 72,000 homes passed in 2017, and we have identified additional edge-out opportunities that we expect will be prioritized and built over the next several years. We believe that the overall edge-out opportunity within our network extends beyond what we have identified and will continue to expand as we gain access to new adjacent communities.

  Drive Growth in Business Services Market Opportunity

        We believe that business services represent a substantial growth area for WOW! and we have made significant investments in our network and product capabilities to address these opportunities. We believe that we have a significant market penetration growth opportunity in several of our markets, including those in the Midwest and Florida, and that our advanced network positions us to capitalize on the substantial business services opportunity within our footprint. We believe we have developed the product suite and sales expertise to continue to gain share with the small, medium and large businesses we target within our footprint. We estimate there is an approximately $1.3 billion addressable revenue opportunity across our markets. We believe that a substantial part of our target customer base is served by legacy DSL technologies, creating a clear competitive advantage and market opportunity for our HFC-based cable HSD services. We have built substantial scale within our platform, with business services revenues of $154.7 million and $123.7 million for the years ended December 31, 2016 and December 31, 2015, respectively. Excluding pass-through revenues related to our Chicago fiber construction project of $13.7 million and $0.3 million in 2016 and 2015, respectively, for the year ended December 31, 2016 business services revenues grew 14.3% from the year ended December 31, 2015. We design our networks with additional capacity so that increased bandwidth can be deployed economically and efficiently, allowing us to address our current and future customers' demand. We believe that our robust, customer-centric solutions, experienced sales organization and strong product capabilities have supported our expansion in the business services market and will help us execute on our growth strategy.

  Accelerate Free Cash Flow Generation

        We believe we will achieve accelerating free cash flow generation, which will allow us to continue to pursue enhanced, disciplined levels of investment in our edge-out and business services investment opportunities. We expect growth in income from operations and Adjusted EBITDA to exceed revenue growth over time, benefiting from the mix shift to HSD, the transition of customers to higher-priced HSD speed tiers and the management of Video customer profitability. We also expect the mix shift to drive a reduction in our capital expenditures relative to our revenues over time. We expect our near-term federal corporate income tax payments to be minimal given our federal net operating loss ("NOL") balance of $833.8 million as of December 31, 2016. See "Risk Factors—Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations."

  Continue Identifying and Successfully Integrating Acquisitions

        We expect to evaluate and pursue opportunistic tuck-in acquisitions. We have acquired six cable companies since 2006. We believe that we have consistently demonstrated an ability to acquire and integrate companies, realize cost synergies and increase the profitability of these businesses post-close. We have pursued these acquisitions for a variety of reasons including: (i) geographic diversity and increased scale; (ii) expansion of WOW!'s network through tuck-ins of smaller adjacent systems; (iii) value creation via upgrading and streamlining undermanaged systems; (iv) enhancement of our business services capabilities; and (v) cost rationalization.

        For example, our acquisition of Sigecom, LLC ("Sigecom") in 2006 (i) expanded WOW!'s footprint into the Evansville, Indiana market, (ii) increased WOW!'s business services presence, and (iii) generated significant cost savings by leveraging Sigecom's infrastructure and expertise, which provided an in-house telephony switch solution throughout our network. Our acquisition of Knology, Inc. ("Knology") in 2012 provided incremental scale, geographic and competitive diversification and allowed us to consolidate a clustered footprint in the Midwest and Southeast. Most recently, our acquisition of HC Cable Opco, LLC d/b/a NuLink ("NuLink") added approximately 34,000 homes and businesses near WOW!'s existing Georgia footprint, with attractive demographics and meaningful edge-out and business services opportunities given its proximity to Atlanta.

        We believe our acquisition track record provides us with an advantage in future consolidation opportunities. We will continue to evaluate and pursue future acquisition opportunities based on the quality of underlying assets, fit within our existing business, opportunity to expand our network and the ability to create value through the realization of cost efficiencies.

  Operating Philosophy Driving Differentiation in Customer Experience

        Our philosophy is to deliver an employee and customer experience that is consistent with the WOW! name. We are a company comprised of people who derive satisfaction from taking care of each other and our customers. As a result, there is heightened awareness and understanding among our team that it is our employees who ultimately are WOW!'s greatest strategic asset. Our approximately 3,000 employees are brand ambassadors across the communities we serve.

        Our purposeful focus on creating a thriving WOW! culture is all for the benefit of our customers. We have established an enduring record of delivering award-winning customer service and satisfaction. Recognition by a variety of independent third parties, including J.D. Power and Associates, Consumer Reports and PC Magazine, has helped create a winning, competitive spirit amongst employees that drives our success.

 Summary Risk Factors

        Our business is subject to numerous risks described in the section entitled "Risk Factors" and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

  •
  the wide range of competition we face;

  •
  the relative size and resources of our competitors;

  •
  the impact of advancing technology on the leisure and entertainment time of audiences;

  •
  whether our "edge-out" strategy will succeed;

  •
  the likelihood of prolonged economic downturns, especially any downturns in the housing market, and their effect on our ability to attract new subscribers;

  •
  the volatility of our stock price; and

  •
  the lack of an existing market for our common stock and the uncertainty that such a market will develop.

New Revolving Credit Facility

        On May 8, 2017, we entered into a Commitment Letter for a new 5-year revolving credit facility of up to $300 million (the "New Revolving Credit Facility") to replace our existing $200 million revolving credit facility. The New Revolving Credit Facility is expected to be entered into substantially concurrently with the consummation of this offering, subject to receipt by us of gross proceeds from this offering of at least $310 million and the satisfaction of other customary closing conditions. At such time, $200 million of revolving commitments under the New Revolving Credit Facility will be immediately available to us, while the remaining $100 million of revolving commitments will only become available to us upon compliance with certain other conditions. Loans under the New Revolving Credit Facility will bear interest, at our option, at a rate equal to ABR plus 2.00% or LIBOR plus 3.00%. The guarantees, collateral and covenants in the New Revolving Credit Facility will be the same as those contained in our existing revolving credit facility.

Distribution and Corporate Structure

        Prior to the closing of this offering, we will effect a 67,274.092-for-1 stock split (the "Stock Split") and our indirect parent company, WideOpenWest Holdings, LLC, will distribute the shares of our common stock that it holds (indirectly through Racecar Acquisition LLC) to its equity holders based on their relative rights under its limited liability company agreement (the "Distribution"), with no issuance of additional shares by us. Each holder of units of WideOpenWest Holdings, LLC will receive shares of our common stock in the distribution, subject to the terms of any applicable grant or other agreement. For additional information regarding the treatment of outstanding units in WideOpenWest Holdings, LLC in connection with the distribution and this offering, see "Executive Compensation—Effect of the Distribution and this Offering."

        The diagram below reflects our organizational structure following the offering.

Our Corporate Information

        Our business commenced operations in 2001. WideOpenWest, Inc. was founded in 2012 as WideOpenWest Kite, Inc. and is a Delaware corporation. WideOpenWest Kite, Inc. subsequently changed its name to WideOpenWest, Inc. in March 2017. WOW!'s principal executive offices are located at 7887 East Belleview Avenue, Suite 1000, Englewood, Colorado 80111. Our telephone number is (720) 479-3500. Our website can be found on the Internet at www.wowway.com.

        The information contained on WOW!'s website or that can be accessed through the website is not part of this prospectus and you should not rely on that information when making a decision whether to invest in our common stock.

 Equity Sponsors

        Avista Capital Partners ("Avista") is a leading New York-based private equity firm with approximately $5 billion under management. Founded in 2005, Avista makes control investments in growth-oriented healthcare and communications businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

        Founded in 2004, Crestview Partners ("Crestview" and together with Avista, the "Sponsors") is a value-oriented private equity firm focused on the middle market. The firm is based in New York and manages funds with over $7 billion of aggregate capital commitments. The firm is led by a group of partners who have complementary experience and distinguished backgrounds in private equity, finance, operations and management. Crestview's senior investment professionals primarily focus on sourcing and managing investments in each of the specialty areas of the firm: media, energy, financial services and industrials.

 The Offering

Issuer	WideOpenWest, Inc.
Common stock offered by us	19,047,619 shares.
Underwriters' option to purchase additional shares

The selling stockholders named in this prospectus have granted the underwriters a 30-day option to purchase up to an additional 2,857,142 shares at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding immediately after completion of this offering	Immediately following the consummation of this offering, we will have 86,321,711 shares of common stock outstanding.
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $373.5 million, assuming the shares offered by us are sold for $21.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares.

We intend to use the net proceeds from this offering to redeem a portion of our 10.25% Senior Notes due 2019, for general corporate purposes and to pay fees and expenses related to this offering. For additional information, see "Use of Proceeds."

Principal stockholders

Upon completion of this offering, the Sponsors will beneficially own a controlling interest in us. We currently intend to avail ourselves of the "controlled company" exemption under the corporate governance rules of the New York Stock Exchange.

Dividend policy

We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. For additional information, see "Dividend Policy."

Proposed symbol for trading on	"WOW"
Risk factors

For a discussion of risks relating to the Company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;

  •
  is based on the number of shares outstanding after giving effect to the Stock Split and the Distribution;

  •
  includes 122,237 shares of restricted common stock expected to be granted under our 2017 Omnibus Incentive Plan (based on the midpoint of the price range set forth on the cover of this prospectus) in connection with this offering;

  •
  excludes additional shares of restricted common stock to be granted under our 2017 Omnibus Incentive Plan anticipated to represent between 1.0% and 2.0% of our total common stock outstanding, expected to be issued following this offering, solely at the discretion of our board of directors;

  •
  excludes 6,474,128 shares of our common stock reserved for future grants under our 2017 Plan (as defined below); and

  •
  assumes (i) no exercise by the underwriters of their option to purchase up to 2,857,142 additional shares from the selling stockholders and (ii) an initial public offering price of $21.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Summary Historical Combined Consolidated Financial Data

        The following tables present a summary of our historical combined consolidated financial data at the dates and for the periods indicated. We derived the following summary historical combined consolidated financial data for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016 from our audited combined consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2014 is derived from our audited combined consolidated financial statements for the year ended December 31, 2014 not included in this prospectus. We derived the following summary historical combined condensed consolidated financial data for the three months ended March 31, 2016 and 2017 from our unaudited combined condensed consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2017. Our historical operating results are not necessarily indicative of future operating results.

        You should read this data in conjunction with, and it is qualified by reference to, the sections entitled "Selected Historical Combined Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2014	2015	2016	2016	2017
Statement of Operations Data:
Revenue	$1,264.3	$1,217.1	$1,237.0	$302.3	$300.0

Costs and expenses:
Operating (excluding depreciation and amortization)	737.0	678.6	668.3	164.5	159.8
Selling, general and administrative	135.8	110.6	116.4	26.0	30.3
Depreciation and amortization	251.3	221.1	207.0	52.5	50.3
Management fee to related party	1.7	1.9	1.7	0.4	0.5

	1,125.8	1,012.2	993.4	243.4	240.9

Income from operations	138.5	204.9	243.6	58.9	59.1
Other income (expense):
Interest expense	(237.0)	(226.0)	(211.1)	(54.2)	(45.7)
Realized and unrealized gain on derivative instruments, net	4.1	5.6	2.3	1.1	—
Gain on sale of assets	52.9	—	—	—	38.7
Loss on early extinguishment of debt	—	(22.9)	(38.0)	—	(5.0)
Other income (expense), net	3.4	(0.4)	2.2	—	1.4

Income (loss) before provision for income tax	(38.1)	(38.8)	(1.0)	5.8	48.5
Income tax benefit (expense), net	10.8	(9.9)	27.3	(1.5)	23.9

Net income (loss)	$(27.3)	$(48.7)	$26.3	$4.3	$72.4

Balance Sheet Data:
Total assets	$2,874.7	$2,684.7	$2,770.8	$2,672.6	$2,661.6
Total debt, including capital lease obligations	$3,019.3	$2,882.2	$2,871.2	$2,879.3	$2,761.5
Total liabilities	$3,690.9	$3,550.7	$3,488.8	$3,510.5	$3,306.8
Other Financial Data:
Revenue Including Acquisitions and Dispositions(1)	$1,186.3	$1,195.4	$1,208.4	$297.0	$298.5
Capital expenditures	$251.9	$231.9	$287.5	$63.6	$79.2
Transaction Adjusted Capital Expenditures(1)	$244.1	$229.2	$285.6	$63.5	$79.1
Adjusted EBITDA(1)	$438.1	$443.9	$463.6	$112.9	$112.3
Transaction Adjusted EBITDA(1)	$398.5	$429.1	$445.7	$109.0	$111.3
Other Data(2): (in thousands)
Homes passed	2,985.0	3,003.1	3,094.3	3,010.7	3,047.8
Total customers(3)	809.1	777.8	803.4	784.6	780.1

HSD RGUs	727.8	712.5	747.4	722.2	729.0
Video RGUs	634.7	547.5	501.4	537.2	474.0
Telephony RGUs	359.4	296.8	258.1	286.6	243.0

Total RGUs	1,721.9	1,556.8	1,506.9	1,546.0	1,446.0

(1)
Since 2014, the Company has completed certain key acquisitions and divestitures. These transactions do not constitute a significant business combination for which a balance sheet is required by Regulation S-X or a disposition of a significant portion of a business. However, the

  Company presents certain financial data that gives effect to the impact of acquisitions and dispositions that were completed during the relevant periods as if they occurred at the beginning of the period presented.

  The following table shows a reconciliation of Revenue to Revenue Including Acquisitions and Dispositions:

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2014	2015	2016	2016	2017
Revenue	$1,264.3	$1,217.1	$1,237.0	$302.3	$300.0
Revenue related to NuLink(a)	23.2	24.7	17.1	6.2	—
Revenue related to AAB(b)	7.1	—	—	—	—
Revenue related to the South Dakota systems(c)	(62.5)	—	—	—	—
Revenue related to the Lawrence system(d)	(45.8)	(46.4)	(45.7)	(11.5)	(1.5)

Revenue Including Acquisitions and Dispositions	$1,186.3	$1,195.4	$1,208.4	$297.0	$298.5

  We define Adjusted EBITDA as net income (loss) before net interest expense, income taxes, depreciation and amortization (including impairments), gains (losses) realized and unrealized gain on derivative instruments, management fees to related party, the write up or write off of any asset, debt modification expenses, loss on early extinguishment of debt, integration and restructuring expenses and all non-cash charges and expenses (including equity based compensation expense) and certain other income and expenses, as further defined in our Senior Secured Credit Facilities. Transaction Adjusted EBITDA represents Adjusted EBITDA after giving effect to the impact of acquisitions and dispositions that were completed during the relevant periods as if they occurred at the beginning of the period presented. The following table shows a reconciliation of GAAP net income (loss) to Adjusted EBITDA and Transaction Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2014	2015	2016	2016	2017
Net income (loss)	$(27.3)	$(48.7)	$26.3	$4.3	$72.4
Depreciation & amortization	251.3	221.1	207.0	52.5	50.3
Management fee to related party	1.7	1.9	1.7	0.4	0.5
Interest expense	237.0	226.0	211.1	54.2	45.7
Realized and unrealized (gain) loss on derivative instruments	(4.1)	(5.6)	(2.3)	(1.1)	—
Loss on early extinguishment of debt	—	22.9	38.0	—	5.0
(Gain) on sale of assets	(52.9)	—	—	—	(38.7)
Non-recurring professional fees, M&A integration and restructuring expense	46.6	16.0	10.2	1.1	1.9
Non-cash compensation	—	—	1.1	—	0.5
Other (income) expense, net	(3.4)	0.4	(2.2)	—	(1.4)
Income tax (benefit) expense	(10.8)	9.9	(27.3)	1.5	(23.9)

Adjusted EBITDA	$438.1	$443.9	$463.6	$112.9	$112.3
Adjusted EBITDA related to NuLink(a)	7.8	8.4	5.8	2.0	—
Adjusted EBITDA related to AAB(b)	1.0	—	—	—	—
Adjusted EBITDA related to the South Dakota systems(c)	(26.8)	—	—	—	—
Adjusted EBITDA related to the Lawrence system(d)	(21.6)	(23.2)	(23.7)	(5.9)	(1.0)

Transaction Adjusted EBITDA(e)	$398.5	$429.1	$445.7	$109.0	$111.3

  The following table shows a reconciliation of capital expenditures to Transaction Adjusted Capital Expenditures:

	Year Ended December 31,			Three months Ended March 31
(in millions)	2014	2015	2016	2016	2017
Capital expenditures	$251.9	$231.9	$287.5	$63.6	$79.2
Capital expenditures related to NuLink(a)	3.5	3.7	3.8	1.2	—
Capital expenditures related to AAB(b)	1.2	—	—	—	—
Capital expenditures related to the South Dakota systems(c)	(8.0)	—	—	—	—
Capital expenditures related to the Lawrence system(d)	(4.5)	(6.4)	(5.7)	(1.3)	(0.1)

Transaction Adjusted Capital Expenditures	$244.1	$229.2	$285.6	$63.5	$79.1

(a)
Represents our management's estimate of pre-acquisition Revenue, Adjusted EBITDA and Capital Expenditures of NuLink for the periods preceding our acquisition of substantially all of the operating assets of NuLink on September 9, 2016 based on the books and records of NuLink, as adjusted by our management to reflect the assets actually acquired. We believe that, based on operating data, including operating data for the period following our acquisition of NuLink (from September 9, 2016 through September 30, 2016), the amounts represent a reasonable estimate of Revenue, Adjusted EBITDA and Capital Expenditures from NuLink's operations. However, there can be no assurances that such results accurately reflect the actual results of the acquired assets of NuLink for the periods preceding September 9, 2016. Such amounts are unaudited and have not been independently verified by our management.

(b)
Represents our management's estimate of pre-acquisition Revenue, Adjusted EBITDA and Capital Expenditures of Anne Arundel Broadband ("AAB") for the periods preceding our increased investment in AAB on April 30, 2014 based on the books and records of AAB, as adjusted by our management to reflect the assets actually acquired. We believe that, based on operating data, including operating data for the period following our increased investment in AAB (from May 1, 2014 through December 31, 2014), the amounts represent a reasonable estimate of Revenue, Adjusted EBITDA and Capital Expenditures from AAB's operations. However, there can be no assurances that such results accurately reflect the actual results of the acquired assets of AAB for the periods preceding April 30, 2014. Such amounts are unaudited and have not been verified by our management.

(c)
Represents the Revenue, Adjusted EBITDA and Capital Expenditures of the South Dakota systems for the periods preceding our divestiture of such assets on September 30, 2014 based on the individual books and records of the South Dakota systems. Such amounts have been extracted from the consolidated financial statements for the Company which has been audited. We believe that such amounts represent a reasonable estimate of Revenue, Adjusted EBITDA and Capital Expenditures for the South Dakota systems for the periods preceding our divestiture, however, the individual books and records of the South Dakota systems have not been audited. As a result, there can be no assurances that such results accurately reflect the actual results of the South Dakota systems for the periods preceding September 30, 2014.

(d)
Represents the Revenue, Adjusted EBITDA and Capital Expenditures of the Lawrence system for the periods preceding our divestiture of such assets on January 12, 2017 based on the individual books and records of the Lawrence system. Such amounts have been extracted from the consolidated financial statements for the Company which has been audited. We believe that such amounts represent a reasonable estimate of Revenue, Adjusted EBITDA and Capital Expenditures for the Lawrence system for the periods preceding our divestiture, however, the individual books and records of the Lawrence system have not been audited. As a result, there can be no assurances that such results accurately reflect the actual results of the Lawrence system for the periods preceding January 12, 2017.

(e)
Revenue Including Acquisitions and Dispositions, Transaction Adjusted EBITDA and Transaction Adjusted Capital Expenditures give effect to events that are directly attributable to the transactions described therein, factually supportable and expected to have a continuing impact on the combined results. These metrics do not reflect non-recurring charges that have been incurred in connection with the relevant transaction and related financings, including legal fees, broker fees and accounting fees.
(2)
After giving effect to the divestiture of the assets of the Lawrence system, as of December 31, 2016, homes passed was equal to approximately 3.026 million, total customers was approximately 772,300, HSD RGUs was approximately 718,900, Video RGUs was approximately 486,400, Telephony RGUs was approximately 251,100 and Total RGUs was approximately 1,456,400. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Homes Passed and Subscribers."

(3)
Defined as the number of customers who receive at least one of our HSD, Video or Telephony services, without regard to which or how many services they subscribe. The period ended December 31, 2016 includes subscriber numbers from the NuLink acquisition on September 9, 2016. Due to the sale of our South Dakota systems on September 30, 2014, the South Dakota systems' homes passed and subscribers are not included in the above table for the year ended December 31, 2015.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our historical financial statements and the notes thereto, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment in us. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements."

Risks Related to Our Business

We face a wide range of competition, which could negatively affect our business and financial results.

        Our industry is, and will continue to be, highly competitive. Some of our principal residential services competitors, including other cable and local telephone companies, offer services that provide features and functions comparable to the residential high-speed data, video, and/or telephony that we offer, and these competitors offer these services in bundles similar to ours. In most of our markets, cable competitors have invested in their networks and are able to offer a product suite which is comparable to ours. In addition, in some of our operating areas, AT&T, Verizon or other incumbent telephone providers have upgraded their networks to carry two-way video, high-speed data with substantial bandwidth and IP-based telephony services, which they market and sell in bundles, in some cases, along with their wireless services. These telephone incumbents may also offer satellite video as a part of their bundle, either in partnership with a satellite provider or directly as is the case with DirecTV. Consequently, there are more than two providers of "triple-play" services in some of our markets.

        In addition, each of our residential services faces competition from other companies that provide residential services on a stand-alone basis. Our residential video service faces competition from other cable and direct broadcast satellite providers that seek to distinguish their services from ours by offering aggressive promotional pricing, exclusive programming, and/or assertions of superior service or offerings. Increasingly, our residential video service also faces competition from companies that deliver content to consumers over the Internet and on mobile devices, some without charging a fee for access to the content as well evolving customer preferences to receive video content online, in a trend known as "cord cutting." These trends could negatively impact customer demand for our residential video service, especially premium channels and VOD services, and could encourage content owners to seek higher license fees from us in order to subsidize their free distribution of content. Our residential high-speed data and telephony services also face competition from wireless Internet and voice providers, and our residential voice service faces competition from other cable providers, OTT phone service and other communication alternatives, including texting, social networking and email. In recent years, a trend known as "wireless substitution" has developed whereby certain customers have chosen to utilize a wireless telephone service as their sole phone provider. We expect this trend to continue in the future.

        We also compete across each of our business high-speed data, networking and telephony services with incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs") and other cable companies.

        Any inability to compete effectively or an increase in competition could have an adverse effect on our financial results and return on capital expenditures due to possible increases in the cost of gaining and retaining subscribers and lower per subscriber revenue could slow or cause a decline in our growth rates and could reduce our revenue. As we expand and introduce new and enhanced services, we may be subject to competition from other providers of those services. We cannot predict the extent to which this competition will affect our future business and financial results or return on capital expenditures.

        In addition, future advances in technology, as well as changes in the marketplace, in the economy and in the regulatory and legislative environments, may also result in changes to the competitive landscape.

Many of our competitors are larger than we are and possess more resources than we do.

        The industry in which we operate is highly competitive and has become more so in recent years. In some instances, we compete against companies with fewer regulatory burdens, better access to financing, greater personnel resources, greater resources for marketing, greater brand name recognition, and long-established relationships with regulatory authorities and customers. Increasing consolidation in the cable industry and the repeal of certain ownership rules have provided additional benefits to certain of our competitors, either through access to financing, resources or efficiencies of scale.

        In providing video service, we currently compete with Charter Communications, Inc. ("Charter"), Comcast Corporation ("Comcast"), Frontier Communications Corporation ("Frontier"), Mediacom Communications Corporation ("Mediacom"), Cox Communications, Inc. ("Cox"), AT&T Inc. ("AT&T") and Verizon Communications, Inc. ("Verizon"). We also compete with satellite television providers, including DirecTV and Dish Network. Satellite television providers typically offer local broadcast television stations, which further reduces our current advantage over satellite television providers and our ability to attract and maintain customers.

        In providing local and long-distance telephone services and data services, we compete with the incumbent local phone company in each of our markets as well as other cable providers in our markets. AT&T, CenturyLink, Inc. ("CenturyLink"), Frontier and Verizon are the primary ILECs in our targeted regions. They offer both local and long-distance services in our markets and are particularly strong competitors. We seek to attract customers away from other telephone companies and cable television service operators offering telephone services with Internet-based telephony. Cable operators offering voice services and data services in our markets increase competition for our bundled services.

We face risks relating to competition for the leisure and entertainment time of audiences, which has intensified in part due to advances in technology.

        Our business is subject to risks relating to increasing competition for the leisure and entertainment time of consumers. Our business competes with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading, many of which have been beneficial to our business, have nonetheless increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. Increasingly, content owners are delivering their content directly to consumers over the Internet, often without charging any fee for access to the content. Furthermore, due to consumer electronics innovations, consumers are more readily able to watch such Internet-delivered content on television sets and mobile devices, which could lead to additional "cord-cutting." Although the increase of delivery of content through the Internet could be beneficial to demand for our HSD products, the increasing number of choices available to audiences could negatively impact not only consumer demand for our other products and services, but also advertisers' willingness to purchase advertising from us. If we do not respond appropriately to the increasing leisure and entertainment choices available to consumers, our competitive position could deteriorate, which could adversely affect our operations, business, financial condition or results of operations.

Our future growth is partially dependent upon our edge-out strategy, which may or may not be successful.

        We are strategically focused on driving growth by constructing additional cable networks in order to sell our products and services within communities (generally near or adjacent to our cable network) which we do not currently serve. Generally, residents and enterprises within these communities can already purchase a bundled triple-play offering from other providers, or purchase high-speed data, video and telephony services from other operators on an à la carte basis. Therefore, we are expanding into competitive environments. This effort requires considerable financial and management resources, including reducing the near-term cash generation profile of our business. Additionally, we must obtain pole attachment agreements, franchises, construction permits, telephone numbers and other regulatory approvals to commence operations in these communities. Delays in entering into pole attachment agreements, receiving the necessary franchises and construction permits and conducting the construction itself have adversely affected our scheduled construction plans in the past and could do so again in the future. Difficulty in obtaining necessary resources may also adversely affect our ability to expand into new markets. We may face resistance from competitors who are already in markets we wish to enter. If our expectations regarding our ability to attract customers in these communities are not met, the capital requirements to complete the network investment or the time required to attract our expected level of customers are incorrect, our financial performance may suffer.

Our future growth is partially dependent upon a business services strategy, which may or may not be successful.

        One of the elements of our growth strategy is to execute upon a meaningful expansion in the business services market. To accommodate this growth, we may commit significant capital investments to technology, equipment and personnel focused on our business services. If we are unable to sufficiently build the necessary infrastructure and internal support functions to scale and expand our customer base, the potential growth of business services would be limited. In many cases, business services customers have service level agreements that require us to provide higher standards of service and reliability that may prove difficult to meet. In addition, there is significant competition in business services including significantly larger and better capitalized competitors with greater geographic reach. We may not be able to successfully compete with these competitors or be able to make the operational or financial investments necessary to successfully serve the targeted customer base.

A prolonged economic downturn, especially any downturn in the housing market, may negatively impact our ability to attract new subscribers and generate increased revenues.

        We are exposed to risks associated with prevailing economic conditions, which could adversely impact demand for our products and services and have a negative impact on our financial results. In addition, the global financial markets have displayed uncertainty, and at times the equity and credit markets have experienced unexpected volatility, which could cause economic conditions to worsen. A continuation or further weakening of these economic conditions could lead to reductions in consumer demand for our services, especially premium video services and enhanced features, such as DVRs, and a continued increase in the number of homes that replace their wireline telephone service with wireless service or OTT phone service and their video service with Internet-delivered and/or over-air content, which would negatively impact our ability to attract customers, maintain or increase rates and maintain or increase revenue. The expanded availability of free or lower cost competitive services, such as video streaming over the Internet, or substitute services, such as wireless phones, may further reduce consumer demand for our services during periods of weak economic conditions. In addition, providing video services is an established and highly penetrated business. Our ability to gain new video subscribers is partially dependent on growth in occupied housing in our service areas, which is influenced by both national and local economic conditions. If the number of occupied homes in our operating areas declines and/or the number of home foreclosures significantly increases, we may be unable to maintain or increase the number of our video subscribers.

The demand for our bundled broadband communications services may be lower than we expect.

        The demand for high-speed data, video and telephony services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled broadband communications services is materially lower than we expect. Our ability to generate revenue will suffer if the markets for the services we offer, including telephony and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors.

Our business is characterized by rapid technological change, and if we do not respond appropriately to technological changes, our competitive position may be harmed.

        We operate in a highly competitive, consumer-driven, rapidly changing environment and our success is, to a large extent, dependent on our ability to acquire, develop, adopt and exploit new and existing technologies to distinguish our services from those of our competitors. We have invested in advanced technology platforms that support advanced communications services and multiple emerging interactive services, such as VOD, DVR, interactive television, IP Centrex services and pure fiber network services. If we choose technologies or equipment that are less effective, cost-efficient or attractive to our customers than those chosen by our competitors, or if we offer services that fail to appeal to consumers, are not available at competitive prices or that do not function as expected, our competitive position could deteriorate, and our business and financial results could suffer. In addition, we may be required to select one technology over another and may not choose the technology that is the most economic, efficient or attractive to customers. We may also encounter difficulties in implementing new technologies, products and services and may encounter disruptions in service as a result.

        The ability of our competitors to acquire or develop and introduce new technologies, products and services more quickly than us may adversely affect our competitive position. Furthermore, advances in technology, decreases in the cost of existing technologies or changes in competitors' product and service offerings also may require us to make additional future research and development expenditures or to offer at no additional charge, or at a lower price, certain products and services that we currently offer to customers separately or at a premium. In addition, the uncertainty of the costs for obtaining intellectual property rights from third parties could impact our ability to respond to technological advances in a timely manner.

Increases in programming and retransmission costs or the inability to obtain popular programming could adversely affect our operations, business, financial condition or results of operations.

        Programming has been and is expected to continue to be, our largest single operating expense. In recent years, the cable industry has experienced rapid increases in the cost of cable programming, retransmission consent charges for local commercial television broadcast stations and regional sports programming. We expect these trends to continue. As compared to large national providers, our relatively modest base of subscribers limits our ability to negotiate lower programming costs. Furthermore, content providers may be unwilling to enter into distribution arrangements on acceptable terms and owners of non-broadcast video programming content may enter into exclusive distribution arrangements with our competitors. Any inability to pass programming cost increases on to our customers would have an adverse impact on our results of operations and a failure to carry programming that is attractive to our subscribers could adversely impact subscription and advertising revenues.

A decline in advertising revenues or changes in advertising markets could negatively impact our businesses.

        A decline in advertising revenues could negatively impact our results of operations. Declines can be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences, by audience fragmentation, by the growing use of new technologies or by the economy in general, any of which may cause advertisers to alter their spending priorities based on these or other factors. Further, natural disasters, wars, acts of terrorism, or other significant adverse events could lead to a reduction in advertising revenues as a result of general economic uncertainty.

Changes in broadcast carriage regulations could impose significant additional costs on us.

        Federal "must carry" rules require us to carry some local broadcast television signals on our cable systems that we might not otherwise carry. If the Federal Communications Commission (the "FCC") seeks to revise or expand the "must carry" rules, for example by requiring carriage of multicast signals, we would be forced to carry video programming that we would not otherwise carry, potentially drop more popular programming in order to free capacity for the required programming, decrease our ability to manage our bandwidth efficiently and/or increase our costs, which could make us less competitive. As a result, cable operators, including us, could be placed at a disadvantage versus other multichannel video providers. Potential federal legislation regarding programming packaging, bundling or à la carte delivery of programming could fundamentally change the way in which we package and price our services. We cannot predict the outcome of any current or future FCC proceedings or legislation in this area, or the impact of such proceedings on our business at this time.

Programming exclusivity in favor of our competitors could adversely affect the demand for our video services.

        We obtain our programming by entering into contracts or arrangements with programming suppliers. Federal rules restrict cable operators and other multichannel video programming distributors from entering into certain exclusive programming arrangements. A programming supplier, however, could enter into an exclusive arrangement, consistent with these rules, with one of our video competitors that could create a competitive advantage for that competitor by restricting our access to this programming. If our ability to offer popular programming on our cable television systems is restricted by exclusive arrangements between our competitors and programming suppliers, the demand for our video services may be adversely affected and our cost to obtain programming may increase.

We may not be able to obtain necessary hardware, software and operational support.

        We depend on third-party suppliers and licensors to supply some of the hardware, software and operational support necessary to provide our services. Some of these vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity, they experience operating or financial difficulties, they significantly increase the amount we pay for necessary products or services, or they cease production of any necessary product due to lack of demand, our ability to provide some services may be materially adversely affected. Any of these events could materially and adversely affect our ability to retain and attract subscribers, and have a material negative impact on our operations, business, financial condition or results of operations.

Loss of interconnection arrangements could impair our telephone service.

        We rely on other companies to connect the calls made by our local telephone customers to the customers of other local telephone providers. These calls are completed because our network is interconnected with the networks of other telecommunications carriers. These interconnection arrangements are mandated by the Communications Act of 1934, as amended (the "Communications Act"), and the FCC's implementing regulations. It is generally expected that the Communications Act will continue to undergo considerable interpretation and modification, including the FCC's potential forbearance from continuing to enforce carriers' statutory and regulatory interconnection obligations, which could have a negative impact on our interconnection agreements. It is also possible that further amendments to the Communications Act may be enacted which could have a negative impact on our interconnection agreements. The contractual arrangements for interconnection and access to unbundled network elements with incumbent carriers generally contain provisions for incorporation of changes in governing law. Thus, future FCC, state public service commission ("PSC") and/or court decisions may negatively impact the rates, terms and conditions of the interconnection services that we have obtained and may seek to obtain under these agreements, which could adversely affect our operations, business, financial condition or results of operations. Our ability to compete successfully in the provision of services will depend on the nature and timing of any such legislative changes, regulations and interpretations and whether they are favorable to us or to our competitors.

We receive support from various funds established under federal and state law and the continued receipt of that support is not assured.

        We receive payments from various federal or state universal service support programs. These include interstate common line support and Lifeline and Schools and Libraries programs within the federal Universal Service Fund (the "Federal USF") program, as well as similar state universal support programs. The total cost of all of the various Federal USF programs has increased greatly in recent years, putting pressure on regulators to reform those programs, and to limit both eligibility and support flows. In addition, we receive traffic termination payments from other carriers based upon rates established by various regulatory bodies. These rates may be subject to meaningful reductions due to ongoing rate reform efforts being led by the FCC. Our ability to receive state support program funds is also subject to the determination of certain PSCs. Adverse decisions by those PSCs may reduce our ability to access those funds.

        In November 2011, the FCC adopted an order reforming core parts of the USF and that also broadly recast the existing intercarrier compensation (the "ICC") scheme. The order, which became effective December 29, 2011, established the Connect America Fund (the "CAF") to replace support revenues provided by the current USF and redirected support from voice services to broadband services. The order also broadly altered the manner in which affected companies will have to operate their businesses.

        In March 2016, the FCC released its Report and Order (the "Order") regarding universal service support program reform for rate-of-return incumbent local exchange carriers. The Order focuses on broadband, including stand-alone broadband, and seeks to direct federal support to areas lacking broadband. It also reforms legacy support mechanisms to ensure that carriers have the incentives and support to continue investing in robust broadband networks. Rate-of-return incumbent local exchange carriers can choose from two paths for Federal USF support: 1) a model-based option (A-CAM); and 2) a broadband loop support mechanism that will provide support for stand-alone broadband and replace interstate common line support (legacy support). In November 2016, the FCC released a Public Notice announcing that 216 rate-of-return companies elected the A-CAM Cost Model, which exceeded the available A-CAM budget by more than $160 million annually. To contend with the oversubscription, the FCC intends to take "other measures that may be necessary" in order to prioritize among electing carriers or modify A-CAM parameters. While our affected subsidiaries did not choose the A-CAM option, we cannot anticipate what changes may come to the A-CAM model and if those changes might impact those carriers like us that have chosen the legacy support path.

Our exposure to the credit risks of our customers, vendors and third parties could adversely affect our operations, business, financial condition and results of operations.

        We are exposed to risks associated with a potential general economic downturn and how such a development could impact our customers. Dramatic declines in the housing market in recent years, including falling home prices and increasing foreclosures, have affected consumer confidence and may cause increased delinquencies in payment or cancellations of services by our customers, or lead to unfavorable changes in the mix of products our customers purchase. The general economic downturn also may affect advertising sales as companies seek to reduce expenditures and conserve cash. Any of these events may adversely affect our operations, business, financial condition or results of operations.

        In addition, we are susceptible to risks associated with the potential financial instability of the vendors and third parties on which we rely to provide products and services, or to which we delegate certain functions. A general economic downturn, as well as volatility and disruption in the capital and credit markets, also could adversely affect vendors and third parties and lead to significant increases in prices, reduction in output or the bankruptcy of our vendors or third parties upon which we rely. Any interruption in the services provided by our vendors or by third parties could adversely affect our operations, business, financial condition or results of operations.

Historically, we have made several acquisitions, and we may make more acquisitions in the future as part of our growth strategy. Future acquisitions or joint ventures could strain our business and resources. In addition, we may not be able to identify suitable acquisitions.

        If we acquire existing companies or networks or enter into joint ventures, we may:

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  miscalculate the value of the acquired company or joint venture;

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  divert resources and management time;

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  experience difficulties in integrating the acquired business or joint venture with our operations;

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  experience relationship issues, such as with customers, employees and suppliers as a result of changes in management;

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  incur additional liabilities or obligations as a result of the acquisition or joint venture; and

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  assume additional financial burdens in connection with the transaction.

        Additionally, ongoing consolidation in our industry may reduce the number of attractive acquisition targets. Our failure to successfully identify and consummate acquisitions could adversely affect our operations, business, financial condition or results of operations.

We could be negatively impacted by future interpretation or implementation of regulations or legislation.

        Our video and telephony services are subject to extensive regulation at the federal, state and local levels. In addition, the federal government has extended regulation to high-speed data services. We are also subject to regulation of our video services relating to rates, equipment, technologies, programming, levels and types of services, taxes and other charges. The current telecommunications and cable legislation and regulations are complex and in many areas set forth policy objectives to be implemented by regulation at the federal, state and local levels. It is generally expected that the Communications Act and implementing regulations and decisions, as well as applicable state laws and regulations, will continue to undergo considerable interpretation and modification. From time to time, federal legislation, FCC and PSC decisions, and court decisions interpreting legislation, FCC or PSC decisions, are made that can affect our business. We cannot predict the timing or the future financial impact of legislation or administrative decisions. Our ability to compete successfully will depend on the nature and timing of any such legislative changes, regulations or interpretations, and whether they are favorable to us or to our competitors.

Compliance with, and changes to, environmental, safety and health laws and regulations could result in significant costs or adversely affect us.

        We are subject to a variety of federal, state and local environmental, safety and health laws and regulations, including those governing such matters as the generation, storage, reporting, treating, handling, remediation, use, disposal and transportation of, and exposure to, hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation and health and safety. Noncompliance with such laws and regulations can result in, among other things, imposition of civil or criminal penalties or fines or suspension or cessation of our operations. Such laws and regulations are becoming increasingly more stringent and there can be no assurances that we will not incur significant costs to comply with, or liabilities under, such laws and regulations. Some of our sites have battery and diesel fuel operated powered backup generators or sources, or may have potential contamination risks from historical or surrounding activities. Under certain environmental laws and regulations, we may be liable for the costs of remediating contamination, regardless of fault, and these costs could be significant.

"Net neutrality" legislation or regulation could limit our ability to operate our high-speed data service business profitably and to manage our broadband facilities efficiently.

        On December 21, 2010, the FCC adopted new rules imposing "net neutrality" obligations on broadband Internet access providers. The new rules, which became effective on November 20, 2011, were based on the principles of (i) transparency, (ii) no blocking and (iii) no unreasonable discrimination, and are applicable to fixed and wireless broadband Internet access providers to different extents. Under the new rules, fixed and wireless broadband Internet access providers were required to make their practices transparent to both consumers and providers of Internet content, services, applications and devices on both their website and at the point-of-sale. In addition, subject to "reasonable network management," fixed broadband Internet access providers were prohibited from blocking lawful content, applications, services and non-harmful devices, and from engaging in unreasonable discrimination in transmitting lawful traffic. Verizon and other parties filed for additional FCC review, and filed an appeal challenging the FCC's authority to issue such rules, which was heard by the U.S. Court of Appeals for the D.C. Circuit. On January 14, 2014, a D.C. Circuit panel struck down the portions of the FCC's 2010 rules that banned blocking or discriminatory treatment of websites or other online applications by retail broadband Internet access providers such as incumbent telephone companies and cable operators. At the same time, the court approved the agency's requirement that broadband providers adequately disclose their policies regarding blocking and "network management" (that is, practices for avoiding network congestion, giving priority to some classes of traffic over others, etc.).

        On February 26, 2015, the FCC announced that it reclassified broadband Internet access as a telecommunications service under Title II of the Communications Act (the "Open Internet Order"). The FCC announced that its Open Internet Order prohibits: (i) broadband providers from blocking access to legal content, applications, services, or non-harmful devices; (ii) broadband providers from impairing or degrading lawful Internet traffic on the basis of content, applications, services or non-harmful devices; and (iii) broadband providers from favoring some lawful Internet traffic over other lawful traffic in exchange for consideration of any kind—in other words, no "fast lanes." This rule also bans ISPs such as us from prioritizing content and services of their affiliates. The FCC further announced that its Open Internet Order will require additional disclosure and network management practices and will extend a number of the Title II regulatory requirements to broadband Internet access services, such as compliance with the privacy provisions of Section 222 of the Communications Act.

        The legality of the Open Internet Order was challenged in court by a number of parties. On June 14, 2016, the D.C. Circuit upheld the Open Internet Order.

        The composition of the FCC changed in January 2017. We anticipate that some of the new rules established by the Open Internet Order will be modified by the FCC; however, the impact on our business is unknown.

        If the Open Internet Order survives any further legal challenges and remains unmodified by either future legislation or the FCC as re-composed, the rules imposed by the Order may increase our costs, impact our ability to provide service to our customers and adversely affect our profitability.

Regulation may limit our ability to make required investments or adopt business models that are needed to continue to provide robust high-speed data service.

        The rising popularity of bandwidth-intensive Internet-based services increases the demand for, and usage of, our high-speed data service. Examples of such services include the delivery of video via streaming technology and by download, peer-to-peer file sharing services and gaming services. We need flexibility to develop pricing and business models that will allow us to respond to changing consumer uses and demands and, if necessary, to invest more capital than currently expected to increase the bandwidth capacity of our systems. Our ability to do so could be restricted by legislative or regulatory efforts to increase the "net neutrality" requirements applicable to cable operators.

Offering telephony service may subject us to additional regulatory burdens, causing us to incur additional costs.

        We offer telephony services over our broadband network and continue to develop and deploy VoIP services. The FCC has ruled that competitive telephone companies that support VoIP services, such as those we offer our customers, are entitled to interconnect with incumbent providers of traditional telecommunications services, which ensure that our VoIP services can compete in the telephony market. The FCC has also declared that certain VoIP services are not subject to traditional state public utility regulation. The full extent of the FCC preemption of state and local regulation of VoIP services is not yet clear. Expanding our offering of these services may require us to obtain certain additional authorizations. We may not be able to obtain such authorizations in a timely manner, or conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Telecommunications companies generally are subject to other significant regulation which could also be extended to VoIP providers. If additional telecommunications regulations are applied to our VoIP service, it could cause us to incur additional costs. The FCC has already extended certain traditional telecommunications carrier requirements, such as 911 emergency calling, USF collection, Communications Assistance for Law Enforcement Act, privacy, customer proprietary information, number porting, disability and discontinuance of service requirements to many VoIP providers such as us.

Rate regulation could materially adversely impact our operations, business, financial results or financial condition.

        Under current FCC rules, rates for basic service tier ("BST") video service and associated equipment may be regulated where there is no effective competition. Under current FCC rules, cable operators are presumed to be subject to effective competition. In all of the communities we serve, we are not subject to BST video rate regulation, either because the local franchising authority has not asked the FCC for permission to regulate rates due to the lack of effective competition or because of the presumed presence of effective competition. Except for telephony services provided by our operating companies that are ILECs (which are subject to certain rate regulations), there is currently no rate regulation for our other services, including high-speed data and non-ILEC telephony services. It is possible, however, that the FCC or Congress will adopt more extensive rate regulation for our video services or regulate the rates of other services, such as high-speed data, business data (or special access) services and telephony services, which could impede our ability to raise rates, or require rate reductions, and therefore could adversely affect our operations, business, financial condition or results of operations.

We operate our network under franchises that are subject to non-renewal or termination.

        Our network generally operates pursuant to franchises, permits or licenses typically granted by a municipality or state agency with the authority to grant franchises. Additionally, other state or local governmental entities may exercise control over the use of public rights-of-way. Often, franchises are terminable if the franchisee fails to comply with material terms of the franchise agreement or the local franchise authority's regulations. Although none of our existing franchise or license agreements have been terminated, and we have received no threat of such a termination, one or more local authorities may attempt to take such action. We may not prevail in any judicial or regulatory proceeding to resolve such a dispute.

        Further, franchises generally have fixed terms and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either past performance or the prospective operating proposal to be inadequate. In a number of jurisdictions, local authorities have attempted to impose rights-of-way fees on providers that have been challenged as violating federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of rights-of-way fees on CLECs and on video distributors. To date, the state of the law is uncertain and may remain so for some time. We may become subject to future obligations to pay local rights-of-way fees that are excessive or discriminatory.

        The local franchising authorities can grant franchises to competitors who may build networks in our market areas. Recent FCC decisions facilitate competitive video entry by limiting the actions that local franchising authorities may take when reviewing applications by new competitors and lessen some of the burdens that can be imposed upon incumbent cable operators with which we ourselves compete. Local franchise authorities have the ability to impose regulatory constraints or requirements on our business, including those that could materially increase our expenses. In the past, local franchise authorities have imposed regulatory constraints on the construction of our network either by local ordinance or as part of the process of granting or renewing a franchise. They have also imposed requirements on the level of customer service that we provide, as well as other requirements. The local franchise authorities in our markets may also impose regulatory constraints or requirements that may be found to be consistent with applicable law, but which could increase the cost of operating our business.

Our business may be adversely affected by the application of certain regulatory obligations governing the intellectual property rights of third parties or if we cannot continue to license or enforce the intellectual property rights on which our business depends.

        We rely on patent, copyright, trademark and trade secret laws and licenses that are proprietary to our business, as well as our key vendors, along with other agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and the products and services used in our operations. However, any of our intellectual property rights could be challenged or invalidated, or such intellectual property rights may not be sufficient to permit us to take advantage of current industry trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. Claims of intellectual property infringement by third parties under applicable agreements, laws and regulations (including the Digital Millennium Copyright Act of 1998) could require us to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change our business practices or offerings and limit our ability to compete effectively. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business. Also, because of the rapid pace of technological change, we rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses from these third parties on reasonable terms, if at all.

If our trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

        We do not own, either legally or beneficially, any trademarks, service marks or trade names in connection with the operation of our business. We cannot assure you that we can obtain all necessary trademarks to adequately protect our intellectual property. It is possible that a third party could bring suit against us claiming infringement of registered trademarks, and if it did so and if there were a court determination against us, we might then be obligated to pay monetary damages, enter into a license agreement, or cease use of any such marks, all of which could have a material adverse effect on our operations, business, financial condition and results of operations.

We may encounter substantially increased pole attachment costs.

        Under federal law, we have the right to attach cables carrying video and other services to telephone and similar poles of privately-owned utilities at regulated rates. However, because these cables may carry services other than video services, such as high-speed data services or new forms of telephony services, some utility pole owners have sought to impose additional fees for pole attachment. If these rates were to increase significantly or unexpectedly, it would cause our network to be more expensive to operate. It could also place us at a competitive disadvantage with respect to video and telecommunications service providers who do not require or who are less dependent upon pole attachments, such as satellite providers and wireless telephony service providers.

        On June 8, 2011, the FCC enacted revised pole attachment rules to improve the efficiency and reduce the costs of deploying telecommunications, cable and broadband networks in order to accelerate broadband deployment. The formula for calculating the telecommunications attachment rate was revised, lowering the rate and bringing it in-line to the video rate. Many utilities seek to impose the telecommunications rate on us when they carry our services, other than video services, over their attachments. The order is being challenged before the FCC and federal courts. In November 2015, the FCC released another order taking further steps to balance the rates paid by cable operators and telecommunications carriers. Part of the order addressed some industry members' concerns that pole attachment rates might increase sharply now that the FCC has reclassified broadband service as a telecommunications service, as discussed further above. Moreover, the appropriate method for calculating pole attachment rates for cable operators that provide VoIP services remains unclear, and an August 2009 petition from a coalition of electric utility companies asking the FCC to declare that the pole attachment rate for cable companies' digital telephone service should be assessed at the telecommunications service rate is still pending.

        Some states in which we operate have assumed jurisdiction over the regulation of pole attachment rates, and so the federal regulations and the protections provided in those regulations may not apply in those states. In addition, some of the poles we use are exempt from federal regulation because they are owned by utility cooperatives and/or municipal entities or are otherwise exempt from the pole attachment regulations.

        Subject to applicable pole attachment access and rate regulations, the entities that own the poles that we attach to and conduits that we access may not renew our existing agreements when they expire, and they may require us to pay substantially increased fees. Some of these pole and conduit owners have recently imposed or are currently seeking to impose substantial rate increases. Any increase in our pole attachment or conduit access rates or inability to secure continued pole attachment and access agreements on commercially reasonable terms could adversely affect our operations, business, financial condition or results of operations.

Our business is subject to numerous federal and state laws and regulations regarding privacy and data protection. Existing laws and regulations are evolving and subject to uncertain interpretation, and new laws and regulations affecting our business have been proposed. These laws and regulations could result in legal claims, changes to our business practices, increased cost of operations, or could otherwise impact our business.

        As a provider of high-speed data, video and telephony services, we are subject to an array of privacy-related laws and regulations that are constantly evolving and can be subject to significant change. In the course of providing service, we collect certain information about our subscribers and their use of our services. Our collection and use of personally identifiable information about our subscribers is subject to a variety of federal and state privacy requirements, including those imposed specifically on cable operators by Section 631 of the Communications Act. That section generally restricts the nonconsensual collection and disclosure to third parties of cable customers' personally identifiable information by cable operators, subject to certain specified exceptions. Several states and numerous local jurisdictions have enacted privacy laws or franchise privacy provisions that apply to cable services.

        Section 222 of the Communications Act also governs our use of customer proprietary information (including, but not limited to, customer proprietary network information ("CPNI") and personally identifiable information) related to our telecommunications and broadband services. In addition, FCC regulations apply to our use, disclosure and protection of CPNI associated with our voice telephone service. As we continue to provide interactive and other advanced services, additional privacy considerations may arise. Privacy continues to be a major focus of Congress, the Federal Trade Commission, the FCC, the U.S. Department of Commerce, and the states. Additional laws, regulations, or advisory guidelines could affect our ability to use and share customer information under various additional circumstances.

        We are also subject to state and federal regulations and laws regarding information security. Most of these regulations and laws apply to customer information that could be used to commit identity theft. Nearly all U.S. states and the District of Columbia have enacted security breach notification laws. These laws generally require that we give notice to customers whose financial account information has been disclosed because of a security breach. Congress is considering legislation to enact security breach notification requirements at the federal level, which may preempt or supplement these state laws and impose additional restrictions on us. FCC rules also impose breach notification and information security requirements, which may require that we give notice to customers of breaches in some circumstances where notice would not be required by state law. Our efforts to protect customer information may be unsuccessful due to the actions of third parties, technical malfunctions, employee error, employee malfeasance or other factors. If any of these events occur, our customers' information could be used, accessed or disclosed improperly.

        Claims resulting from actual or purported violations of these or other federal or state privacy laws could impact our business. For example, litigation related to our now-discontinued use of the NebuAd online advertising service was filed in federal court. Although that litigation was dismissed, adverse rulings in privacy-related litigation or regulatory proceedings could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Moreover, any actual or purported incidents involving unauthorized access to or improper use of the information of our customers could damage our reputation and our brand and diminish our competitive position.

A phase-out of the compulsory copyright license for broadcast programming could adversely affect our ability to carry the programming transmitted by broadcast stations or could increase our programming costs.

        In exchange for filing reports and contributing a percentage of revenue to a federal copyright royalty pool, we obtain a compulsory copyright license allowing us to retransmit copyrighted material contained in broadcast television signals. The U.S. Copyright Office, the U.S. Government Accountability Office and the FCC all issued reports to Congress in 2011 that generally supported an eventual phase-out of the compulsory licenses. Such a change, if made, could adversely affect the ability of our cable television systems to obtain programming carried by broadcast television stations and could increase the cost of such programming.

Regulation of the set-top box market could materially and adversely impact our operations and impose additional costs on us.

        The FCC has adopted regulations to permit consumers to connect televisions and other consumer electronics equipment through a separate security device directly to digital cable television systems to enable receipt of one-way digital programming without requiring a set-top box. Additional FCC regulations promote the manufacture of plug-and-play TV sets and other equipment that can connect directly to a cable system through these separate security devices. Cable operators must provide a credit to customers who use this plug-and-play equipment and allow them to self-install independent security devices rather than having to arrange for professional installation. Additionally, the FCC is considering further action to promote a retail market for cable service navigation devices, including requirements to facilitate access to non-cable multichannel video provider systems and Internet video distributors, which may entail further mandates in connection with the support and deployment of set-top boxes. Although we generally require less up-front capital when our customers buy and self-install their own set-top box, these proposals could impose substantial costs on us and impair our ability to innovate.

Since our business is concentrated in specific geographic locations, our business could be adversely impacted by a depressed economy and natural disasters in these areas.

        We provide our services to areas in Alabama, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Ohio, South Carolina and Tennessee, which are in the southeastern and midwestern regions of the United States. A stagnant or depressed economy in the United States, and the southeastern or midwestern United States in particular, could affect all of our markets and could adversely affect our operations, business, financial condition or results of operations.

        Our success depends on the efficient and uninterrupted operation of our communications services. Our network is attached to poles and other structures in many of our service areas, and our ability to provide service depends on the availability of electric power. A tornado, hurricane, flood, mudslide, earthquake or other natural catastrophe in one of these areas could damage our network, interrupt our service and harm our business in the affected area. In addition, many of our markets are close together and a single natural catastrophe could damage our network in more than one market.

We rely on network and information systems and other technology, and a disruption or failure of such networks, systems or technology as a result of computer viruses, "cyber attacks," misappropriation of data or other malfeasance, as well as outages, accidental releases of information or similar events, may disrupt our business.

        Because network and information systems and other technologies are critical to our operating activities, network or information system, shutdowns caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, "cyber attacks," denial of service attacks and other malicious activity pose increasing risks. Our network and information systems are also vulnerable to damage or interruption from power outages, terrorist attacks and other similar events which could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our network, equipment, data and reputation. The occurrence of such an event also could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Significant incidents could result in a disruption of our operations, customer dissatisfaction or a loss of customers or revenues.

        Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification and accidental release or loss of information maintained in our information technology systems and networks, including customer, personnel and vendor data. We could be exposed to significant costs if such risks were to materialize, and such events could damage the reputation and credibility of our business and have a negative impact on our revenue. We also could be required to expend significant capital and other resources to remedy any such security breach. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered regarding the protection, privacy and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal customer data.

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

        We operate cable systems in locations throughout the United States and, as a result, we are subject to the tax laws and regulations of federal, state and local governments. From time to time, various legislative and/or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. As a result of state and local budget shortfalls due primarily to the recession as well as other considerations, certain states and localities have imposed or are considering imposing new or additional taxes or fees on our services or changing the methodologies or base on which certain fees and taxes are computed. Such potential changes include additional taxes or fees on our services which could impact our customers, and combined reporting and other changes to general business taxes, central/unit-level assessment of property taxes and other matters, which could increase our income, franchise, sales, use and/or property tax liabilities. In addition, federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge. In addition, we have significant NOL carryforwards that are available to offset future operating results, but the availability and value of the NOLs may be impacted by future changes in federal or state law, including corporate law reform alternatives that are currently being discussed.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

        As of December 31, 2016, we had NOLs, for federal income tax purposes, of approximately $833.8 million, which may be available to offset federal income tax liabilities in the future. We expect to utilize between approximately $110 million and $130 million of our NOL carryforwards during 2017 due to the sale of our Lawrence system which closed on January 12, 2017, subject to finalization. In general, under Section 382 ("Section 382") of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We anticipate that the offering will result in a change of ownership under Section 382 for federal and state income tax purposes. Section 382 provides limitations on the utilization of NOL carryforwards after an ownership change and we have analyzed the potential Section 382 impacts on our NOL carryforwards in the event of a Section 382 ownership change. We determined that, although the Section 382 limitation would be significant, our anticipated fair market value and our projected net unrealized built-in gain ("NUBIG") position will likely result in a significant increase in our projected Section 382 limitation. Accordingly, we believe that our projected Section 382 limitation will not result in any significant impacts on our ability to utilize our NOL carryforwards to offset future taxable income or will have any significant impact on future operating cash flows. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we continue to remain profitable.

We depend on the services of key personnel to implement our strategy. Changes in key personnel or loss of services of key personnel may affect our ability to implement our strategy or otherwise adversely affect our operations.

        The loss of members of our key management and certain other members of our operating personnel could adversely affect our business. Our ability to manage our anticipated growth depends on our ability to identify, hire and retain additional qualified management personnel. While we are able to offer competitive compensation to prospective employees, we may still be unsuccessful in attracting and retaining personnel.

        In addition, we regularly evaluate our senior management capabilities in light of, among other things, our business strategy, changes to our capital structure in connection with the acquisition, developments in our industry and markets and our ongoing financial performance. Accordingly, we may consider, where appropriate, supplementing, changing or otherwise enhancing our senior management team and operational and financial management capabilities in order to maximize our performance. Accordingly, our organizational structure and senior management team may change in the future. Changes to our senior management team could result in a material business interruption and material costs, including as a result of severance or other termination payments.

        Any of the foregoing could affect our ability to successfully operate the combined company and implement our strategy and could adversely affect our operations, business, financial condition or results of operations.

We are, or from time to time may become, subject to litigation and regulatory proceedings, which could materially and adversely affect us.

        We are subject to litigation in the normal course of our business. We are also a party to regulatory proceedings affecting the segments of the communications industry generally in which we engage in business. We cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact us.

Applicable laws and regulations pertaining to our industry are subject to change.

        The exact requirements of applicable law are not always clear and the rules affecting our businesses are always subject to change. For example, the FCC may interpret its rules and regulations in enforcement proceedings in a manner that is inconsistent with the judgments we have made. Likewise, regulators and legislators at all levels of government may sometimes change existing rules or establish new rules. Congress, for example, considers new legislative requirements for cable operators virtually every year and there is always a risk that such proposals (if unfavorable to us) will ultimately be enacted. In addition, federal, state or local governments and/or tax authorities may change tax laws, regulations or administrative practices that could adversely affect our operations, business, financial condition or results of operations.

The FCC and local franchising authorities exercise authority over cable television systems and the FCC and state PSCs exercise authority over telecommunications services.

        The FCC has promulgated regulations covering many aspects of cable television operations. Failure to comply with those regulations could lead the FCC to impose on us monetary fines, cease-and-desist orders and/or other administrative sanctions. The cable franchises that our systems operate under, which are issued by states, cities, counties or other political subdivisions, may contain similar enforcement mechanisms in the event of any failure to comply with the terms of those franchises.

        The FCC also has promulgated regulations covering the interstate aspects and the regulated telecommunications earnings of our ILEC and CLEC operations. Our local and intrastate products and services and the regulated earnings are subject to regulation by state PSCs. Failure to comply with these regulations could lead the FCC to impose on us monetary fines, cease-and-desist orders and/or other administrative sanctions.

        These fines, cease-and-desist orders and/or other administrative sanctions may adversely affect our operations, business, financial condition or results of operations.

We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry.

        We have incurred substantial indebtedness. This amount of indebtedness may:

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  subject us to increased sensitivity to increases in prevailing interest rates;

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  place us at a disadvantage to competitors with relatively less debt in economic downturns, adverse industry conditions or catastrophic external events;

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  limit our flexibility as a result of our debt service requirements or financial and operational covenants;

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  limit our access to additional capital and our ability to make capital expenditures and other investments in our business;

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  increase our vulnerability to general adverse economic and industry conditions and interest rate increases;

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  result in an event of default if we fail to satisfy our obligations under the notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indenture governing the notes or our other debt, which event of default could result in the notes and all of our debt becoming immediately due and payable and, in the case of our secured debt, could permit the lenders to foreclose on our assets securing such debt;

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  limit our ability to pursue strategic alternatives, including merger or acquisition transactions; and

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  limit our ability to plan for or react to changes in our business and industry.

        Additionally, our ability to comply with the financial and other covenants contained in our debt instruments may be affected by changes in economic or business conditions or other events beyond our control. If we do not comply with these covenants and restrictions, we may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital. Failure to comply could also cause a default, which may result in our substantial indebtedness becoming immediately due and payable. If this were to occur, we may be unable to adequately finance our operations. See "Description of Certain Indebtedness."

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or refinance our anticipated debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. We expect that the agreements governing our indebtedness will restrict our ability to dispose of assets and use the proceeds from those dispositions and will also restrict our ability to raise debt capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could have a material adverse effect on our operations, business, financial condition or results of operations.

We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

        From time to time we may need to access the long-term and short-term capital markets to obtain financing. Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence of a credit rating, the liquidity of the overall capital markets and the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

We are a holding company, which has no operations and depends on its operating subsidiaries for cash. Our subsidiaries may be limited in their ability to make funds available for the payment of our debt and other obligations.

        We are a holding company whose principal asset is a 100% equity interest and a 100% voting interest in WideOpenWest Finance, LLC ("WOW! Finance"). WOW! Finance is also a holding company whose operations are conducted through its subsidiaries. Neither we nor WOW! Finance hold any significant assets other than our direct and indirect interests in our subsidiaries. The cash flow to these two entities depends upon the cash flow of our operating subsidiaries and the payment of funds by these operating subsidiaries to such entities. This could adversely affect the ability of such entities to meet their obligations, including:

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  existing and future debt obligations or any preferred equity obligations that we may issue in the future;

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  obligations under employment and consulting agreements; and

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  dividends or other distributions to holders of common stock.

        Our operating subsidiaries are not obligated to make funds available for payment of these obligations in the form of loans, distributions or otherwise. In addition, our operating subsidiaries' ability to make any such loans, distributions or other payments to WOW! Finance or to us will depend on their earnings, business and tax considerations and legal restrictions. Furthermore, covenants in the indentures and credit agreements governing the indebtedness of WOW! Finance's subsidiaries restrict their ability to make loans, distributions or other payments to WOW! Finance or to us.

The anticipated benefits of future acquisitions may not be realized fully and may take longer to realize than expected and we may experience integration and transition difficulties.

        In order to obtain all of the anticipated benefits of future acquisitions, management will be required to devote significant attention and resources to integrating the businesses and assets acquired. Delays in this process could adversely affect the combined company's business, financial results and financial condition. Even if we are able to integrate our business operations successfully, there can be no assurance that the integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that we expect to realize or that these benefits will be achieved within a reasonable period of time.

        There is a risk that integration difficulties may cause us not to realize expected benefits from acquisitions and may affect our results, including adversely impacting the carrying value of the acquisition premium or goodwill. The long-term success of the acquisitions will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the two businesses.

        In addition, it is possible that the integration process could result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies, which adversely affect our ability to maintain relationships with customers, providers and employees or to achieve the anticipated benefits of acquisitions. Integration and transition efforts also may divert management attention and resources.

        We may also opportunistically pursue dispositions of certain assets and/or businesses, which may involve material amounts of assets or lines of business, and adversely affect our results of operations, financial condition and liquidity.

We have experienced net losses and may generate net losses in the future.

        We experienced net losses for fiscal years 2015 and 2014 and may report net losses in the future. We reported net income of $26.3 million, or net margin of 2.1%, in the year ended December 31, 2016. In general, these prior net losses and $26.3 million of net income for the year ended December 31, 2016 have been impacted by interest expenses related to our indebtedness, acquisitions and depreciation and amortization expenses associated with capital expenditures related to expanding and upgrading of our cable systems. If we report net losses in the future, these losses may limit our ability to attract needed financing, and to do so on favorable terms, as such losses may prevent some investors from investing in our securities.

The accounting treatment of goodwill and other identified intangibles could result in future asset impairments, which would be recorded as operating losses.

        Authoritative guidance issued by the Financial Accounting Standards Board (the "FASB") requires that goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and other intangible assets deemed to have indefinite useful lives, such as cable franchise rights, be tested annually for impairment or upon the occurrence of a triggering event. If the carrying value of goodwill or a certain intangible asset exceeds its estimated fair value, an impairment charge is recognized in an amount equal to that excess. Any such impairment is required to be recorded as a noncash operating loss.

Risks Related to the Ownership of Our Common Stock and this Offering

Following this offering, we will be classified as a "controlled company" and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        Upon completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we expect to be a "controlled company" within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the New York Stock Exchange, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain stock exchange corporate governance requirements, including:

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  the requirement that a majority of the board of directors consists of independent directors;

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  the requirement that nominating and corporate governance matters be decided solely by independent directors; and

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  the requirement that employee and officer compensation matters be decided solely by independent directors.

        Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Our stock price could be extremely volatile or decline regardless of our operating performance and, as a result, you may not be able to resell your shares at or above the price you paid for them.

        Volatility or declines, regardless of our operating performance, in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market in general has been highly volatile, and this may be especially true for our common stock given our growth strategy and stage of development. As a result, the market price of our common stock is likely to be similarly volatile. You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of your investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus, including in this "Risk Factors" section, and other factors such as:

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  actual or anticipated fluctuations in our quarterly or annual operating results and the performance of our competitors;

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  publication of research reports by securities analysts about us, our competitors or our industry;

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  our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

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  additions and departures of key personnel, including our executives and senior management team;

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  sales, or anticipated sales, of large blocks of our stock or of shares held by our stockholders, directors or executive officers;

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  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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  the passage of legislation or other regulatory developments affecting us or our industry;

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  speculation in the press or investment community, whether or not correct, involving us or our competitors;

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  changes in accounting principles;

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  litigation and governmental investigations;

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  terrorist acts, acts of war or periods of widespread civil unrest;

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  natural disasters and other calamities; and

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  changes in general market and economic conditions.

        As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our business. In addition, historically, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many telecommunications companies. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could require us to make substantial payments to satisfy judgments or to settle litigation.

There is no existing market for our common stock, and we do not know if one will develop.

        Prior to this offering, there has not been a public market for our common stock. Although we have received approval to list our common stock on the New York Stock Exchange, an active trading market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop or is not maintained, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic transactions by using our shares of common stock as consideration.

A significant portion of our common stock will continue to be held by the Sponsors, whose interests may differ from yours.

        Upon completion of this offering, the Sponsors will beneficially own, in the aggregate, approximately 73% of our outstanding shares of common stock. The Sponsors may have interests that are different from or adverse to yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests or which adversely impact the value of your investment. These stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. This control could have the effect of delaying or preventing a change of control in us or changes in management and could also make the approval of certain transactions difficult or impossible without the support of these stockholders, which in turn could reduce the price of our common stock.

        Even if the Sponsors' ownership of our shares falls below a majority, they may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, the Sponsors and their affiliates will not have any obligation to present to us, and they may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See "Description of Capital Stock—Corporate Opportunity."

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 86,321,711 shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, our officers and directors, the Sponsors, and certain other security holders have agreed, subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of UBS Securities LLC and Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus. See "Underwriting."

        All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus (subject to extension in certain circumstances) and applicable volume and other limitations imposed under federal securities laws. In addition, see "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately 62,687,733 shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See "Shares Eligible for Future Sale—Registration Rights" for a more detailed description of these rights.

        In the future, we may also issue our securities in connection with acquisitions or investments. The amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair, discourage or delay a takeover attempt, including a takeover attempt that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain and Delaware law contains provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board of Directors. Our corporate governance documents include provisions:

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  creating a classified Board of Directors whose members serve staggered three-year terms;

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  authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

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  limiting the liability of, and providing indemnification to, our directors and officers;

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  limiting the ability of our stockholders to call and bring business before special meetings;

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  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;

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  requiring all stockholder actions be taken at a meeting of our stockholders, upon the Sponsors no longer controlling a majority of the voting power of our common stock, and prohibiting stockholder action by written consent;

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  requiring a vote by greater than 66 2/3% of our stockholders to amend our certificate of incorporation and bylaws, upon the Sponsors no longer controlling a majority of the voting power of our common stock;

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  controlling the procedures for the conduct and scheduling of Board of Directors and stockholder meetings; and

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  providing our Board of Directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

        These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

        Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of impairing, discouraging or delaying a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return or enhance the price of our common stock.

        The net proceeds from the sale of our shares of common stock by us in this offering will be used to redeem a portion of our 10.25% Senior Notes due 2019, for general corporate purposes and to pay fees and expenses related to this offering. See "Use of Proceeds." However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards the long-term benefit for our stockholders and this may not increase our results of operations or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts issue an adverse or misleading opinion regarding our common stock or do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced, to some extent, by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not control these analysts or the content and opinions included in their reports. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of us or fail to publish reports on us regularly or if analysts elect not to provide research coverage of our common stock, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

        We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock. See "Dividend Policy."

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $41.53 per share because the initial public offering price of $21.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and directors under our management incentive plan. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

        After this offering we will have approximately 614 million shares of common stock authorized but unissued under our amended and restated certificate of incorporation upon the consummation of this offering. We will be authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. Any common stock that we issue, including under our equity incentive plans, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

        In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our operations, business, financial condition or results of operations.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. One of the Company's subsidiaries currently files annual, quarterly and current reports with respect to our business and financial condition with the SEC and as a result, our management team already includes an external financial reporting team familiar with the processes and procedures of certain aspects of public company reporting. We estimate that we have incurred approximately $1.3 million per year in recent years on our public reporting compliance function. Nevertheless, the Company does not currently file annual, quarterly and current reports and will have to file proxy statements pursuant to Section 14(a) of the Exchange Act of 1934, as amended (the "Exchange Act"), as a public company. Accordingly, we expect compliance costs to increase and that additional management time and attention will be required to ensure we operate properly as a public company. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management's attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our Board. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Furthermore, because we have not operated as a company with equity listed on a national securities exchange in the past, we might not be successful in implementing these requirements. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our plans, strategies, prospects and industry estimates. These statements identify prospective information and can generally be identified by the use of forward-looking terminology, including the terms "believe," "expect," "anticipate," "intend," "plan," "estimate," "seek," "will," "may," "might," "should," "could," "would," "project," "predict," "potential" or similar expressions or the negative of these terms. The foregoing is not an exclusive list of all forward-looking statements we make. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. The matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

  •
  the wide range of competition we face;

  •
  competitors that are larger and possess more resources;

  •
  competition for the leisure and entertainment time of audiences;

  •
  whether our edge-out strategy will succeed;

  •
  dependence upon a business services strategy, including our ability to secure new businesses as customers;

  •
  conditions in the economy, including potentially uncertain economic conditions, high unemployment levels and turbulent developments in the housing market;

  •
  demand for our bundled broadband communications services may be lower than we expect;

  •
  our ability to respond to rapid technological change;

  •
  increases in programming and retransmission costs;

  •
  a decline in advertising revenues;

  •
  the effects of regulatory changes in our business;

  •
  our substantial level of indebtedness;

  •
  certain covenants in our debt documents;

  •
  programming exclusivity in favor of our competitors;

  •
  inability to obtain necessary hardware, software and operational support;

  •
  loss of interconnection arrangements;

  •
  failure to receive support from various funds established under federal and state law;

  •
  exposure to credit risk of customers, vendors and third parties;

  •
  strain on business and resources from future acquisitions or joint ventures, or the inability to identify suitable acquisitions;

  •
  other risks referenced in the section of this prospectus entitled "Risk Factors"; and

  •
  our ability to manage the risks involved in the foregoing.

        While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business" in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect.

        All forward-looking statements speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. If we do update one or more forward-looking statements, there should be no inference that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $373.5 million assuming the shares offered by us are sold for $21.00 per share, the midpoint of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares.

        We intend to use the net proceeds from the sale of common stock by us in this offering:

  •
  to redeem approximately $364 million in aggregate principal amount of our 10.25% Senior Notes due 2019;

  •
  for general corporate purposes; and

  •
  to pay fees and expenses related to this offering.

        A $1.00 increase or decrease in the assumed initial public offering price of $21.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $17,952,381, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $19,792,500, assuming the assumed initial public offering price remains the same.

        The 10.25% Senior Notes mature on July 15, 2019. See "Description of Certain Indebtedness—10.25% Senior Notes." Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

 DIVIDEND POLICY

        We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

        In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of March 31, 2017 on:

  •
  an actual basis; and

  •
  an adjusted basis to give effect to the following:

  i.
  the sale of 19,047,619 shares of our common stock in this offering by us at an assumed initial public offering price of $21.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

  ii.
  the application of the net proceeds from this offering to us as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Combined Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2017
(in millions)	Actual	As Adjusted
Cash and cash equivalents(1)	$86.5	$86.5

Debt:
Senior Notes(2)	734.6	368.1
Term B Loans(3)	2,043.6	2,043.6
Revolving Credit Facility(3)	—	—
Capital lease obligations	4.0	4.0

Total debt and capital lease obligations	2,782.2	2,415.7
Debt issuance costs, net	(20.7)	(17.7)

Total debt and capital lease obligations, net of debt issuance costs	$2,761.5	$2,398.0

Stockholders' Deficit:
Common stock ($0.01 par value; 5,000 shares authorized, 1,000 shares issued and 1,000 shares outstanding on an actual basis; 700,000,000 shares authorized, 86,321,711 shares issued and 86,321,711 shares outstanding on an as adjusted basis)	—
Total stockholders' deficit	(645.2)	(271.7)

Total capitalization	$2,116.3	$2,126.3

(1)
Does not include approximately $11.0 million of cash held by Parent as of March 31, 2017, which Parent intends to contribute to the Company prior to the consummation of the offering.

(2)
Includes $4.7 million and $2.4 million of net premium, respectively.

(3)
The Senior Secured Credit Facilities consist of (i) the $2,043.6 million Term B Loans, which includes $11.1 million of net discounts, and (ii) the $200.0 million Revolving Facility, of which $192.5 million was available at March 31, 2017 after reflecting $7.5 million outstanding letters of credit. For more information, see "Description of Certain Indebtedness—Senior Secured Credit Facilities."

DILUTION

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock.

        Our net tangible book deficit as of March 31, 2017 was $(2,136.1) million, or $(31.75) per share of common stock (before giving effect to this offering). Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the basic weighted average number of shares of common stock outstanding.

        After giving effect to the sale of 19,047,619 shares of common stock offered by us in this offering at an assumed initial public offering price of $21.00, which is the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value (deficit) as of March 31, 2017 would have been approximately $(1,772.5) million, or $(20.53) per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $11.22 per share and an immediate dilution to new investors in this offering of $(41.53) per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$21.00
Net tangible book value (deficit) per share as of common stock of as of March 31, 2017	$(31.75)
Increase per share attributable to new investors	11.22

Pro forma net tangible book value per share after this offering		(20.53)

Dilution per share to new investors		$(41.53)

        A $1.00 increase or decrease in the assumed initial public offering price of $21.00 per share, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease pro forma net tangible book value by $17.5 million, or $0.20 per share, and would increase or decrease the dilution per share to new investors by $0.80 based on the assumptions set forth above.

        The following table summarizes as of May 15, 2017 on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the equity grant recipients during the last five years and by new investors, based upon an assumed initial public offering price of $21.00 per share (the mid-point of the initial public offering price range), before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders	39,078,085	67.2%	$518,801	56.5%	$13.28
New investors	19,047,619	32.8	400,000	43.5	$21.00

Total	58,125,704	100%	$918,801	100%

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares and no exercise of any outstanding options. If the underwriters' option to purchase additional shares is exercised in full, these existing stockholders would own approximately 67% and our new investors would own approximately 33% of the total number of these shares.

        The tables and calculations above are based on 86,321,711 shares of common stock outstanding as of May 15, 2017, and assume no exercise by the underwriters of their option to purchase up to an additional 2,857,142 shares from us. This number excludes, as of May 15, 2017, an aggregate of 6,351,891 shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with this offering and excludes shares of restricted common stock that we expect to issue following this offering.

 SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected financial data for the periods presented. The balance sheet data as of December 31, 2015 and 2016 and the statement of operations data for the years ended December 31, 2014, 2015 and 2016 set forth below are derived from our audited combined consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2012, 2013 and 2014 and the statement of operations data for the years ended December 31, 2012 and 2013 are derived from our audited combined consolidated financial statements not included in this prospectus. We derived the following summary historical combined condensed consolidated financial data for the three months ended March 31, 2016 and 2017 from our unaudited combined condensed consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2017.

        The selected financial data below should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results.

	Year Ended December 31,					Three Months Ended March 31,
(in millions)	2012(1)	2013(2)	2014(3)(4)	2015	2016(5)	2016	2017
Statement of Operations Data:
Revenue	$910.4	$1,199.7	$1,264.3	$1,217.1	$1,237.0	$302.3	$300.0

Costs and expenses:
Operating (excluding depreciation and amortization)	515.0	663.9	737.0	678.6	668.3	164.5	159.8
Selling, general and administrative	104.4	135.8	135.8	110.6	116.4	26.0	30.3
Depreciation and amortization	203.9	256.4	251.3	221.1	207.0	52.5	50.3
Management fee to related party	1.4	1.7	1.7	1.9	1.7	0.4	0.5

	824.7	1,057.8	1,125.8	1,012.2	993.4	243.4	240.9

Income from operations	85.7	141.9	138.5	204.9	243.6	58.9	59.1
Other income (expense):
Interest expense	(180.4)	(242.0)	(237.0)	(226.0)	(211.1)	(54.2)	(45.7)
Realized and unrealized gain (loss) on derivative instruments, net	(9.4)	3.4	4.1	5.6	2.3	1.1	—
Gain on sale of assets	—	—	52.9	—	—	—	38.7
Loss on early extinguishment of debt	(8.3)	(58.1)	—	(22.9)	(38.0)	—	(5.0)
Other income (expense), net	0.2	(0.3)	3.4	(0.4)	2.2	—	1.4

Income (loss) before provision for income tax	(112.2)	(155.1)	(38.1)	(38.8)	(1.0)	5.8	48.5
Income tax benefit (expense), net	(0.7)	(5.0)	10.8	(9.9)	27.3	(1.5)	23.9

Net income (loss)	$(112.9)	$(160.1)	$(27.3)	$(48.7)	$26.3	$4.3	$72.4

Balance Sheet Data:
Total assets	$2,814.6	$2,810.3	$2,874.7	$2,684.7	$2,770.8	$2,672.6	$2,661.6
Total debt, including capital lease obligations	$2,806.3	$2,941.1	$3,019.3	$2,882.2	$2,871.2	$2,879.3	$2,761.5
Total liabilities	$3,441.5	$3,597.3	$3,690.9	$3,550.7	$3,488.8	$3,510.5	$3,306.8
Other Financial Data:
Capital expenditures	$158.2	$221.9	$251.9	$231.9	$287.5	$63.6	$79.2

(1)
Includes balance sheet data, financial results and operations data relating to Knology for the periods subsequent to our acquisition of Knology on July 17, 2012.

(2)
Includes balance sheet data, financial results and operations data relating to Bluemile, Inc. ("Bluemile") for the periods subsequent to our acquisition of certain assets from Bluemile on September 27, 2013.

(3)
Includes balance sheet data, financial results and operations data relating to AAB for the periods subsequent to our increased investment in AAB on April 30, 2014.

(4)
Excludes balance sheet data, financial results and operations data relating to our South Dakota systems for the periods subsequent to our divestiture of such assets on September 30, 2014.

(5)
Includes balance sheet data, financial results and operations data relating to NuLink for the period subsequent to our acquisition of substantially all of the operating assets of NuLink on September 9, 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the "Selected Historical Combined Consolidated Financial and Other Data" and our condensed consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

        In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations, and intentions set forth under the sections entitled "Risk Factors" and "Forward-Looking Statements." Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

        Unless otherwise noted, all financial, statistical and operating information in this section is presented on an actual basis and does not give effect to acquisitions or divestitures that were completed after the periods presented.

Overview

        We are the sixth largest cable operator in the United States ranked by number of customers as of December 31, 2016. We provide HSD, Video, Telephony, and business-class services to approximately 3.0 million homes and businesses. Our services are delivered across 19 markets via our advanced HFC cable network. Our footprint covers over 300 communities in the states of Alabama, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Ohio, South Carolina and Tennessee. Led by our robust HSD offering, our products are available either as a bundle or as an individual service to residential and business services customers. As of March 31, 2017, 780,100 customers subscribed to our services.

        Since commencing operations in 2001, our focus has been to offer a competitive alternative cable service and establish a brand with a strong market position. We have scaled our business through (i) organic subscriber growth and increased penetration within our existing markets and footprint, (ii) edge-outs to grow our footprint, (iii) upgrades to introduce enhanced broadband services to networks we have acquired, (iv) entry into business services, with a broad range of HSD, Video and Telephony products, and (v) acquisitions and integration of cable systems.

        We believe we have one of the most technologically advanced, fiber-rich networks in our service areas. We have designed our network with the goal of maximizing Internet speeds and accommodating future broadband demand. Our all-digital HFC infrastructure operates with a bandwidth capacity of 750 Mhz or higher in 97% of our footprint and is upgradeable to 1.2 Ghz throughout. All of our new communities are built with a capacity of 1.2 Ghz. Our HFC network is fully upgraded with DOCSIS 3.0 and is capable of being upgraded to DOCSIS 3.1 in all of our markets. According to CableLabs, a non-profit innovation and research and development lab founded by members of the cable industry, DOCSIS 3.1 technology has the capacity to support network speeds up to 10 Gbps downstream and up to 1 Gbps upstream. We serve an average of 310 homes per node, enabling us to deliver quality HSD service and the capability to provide broadband speeds of 1 Gbps and higher. Our HFC network consists of a high-bandwidth, multi-use service provider backbone, which allows us to centrally source data, voice and video services for both residential and business traffic. We believe the quality and uniform architecture of our next-generation network is a competitive advantage that enables us to offer high-quality broadband services that meet our current and future customers' needs without incurring significant upgrade capital expenditures.

        We operate primarily in economically stable suburbs that are adjacent to large metropolitan areas as well as secondary and tertiary markets, which we believe have favorable competitive and demographic profiles and include businesses operating across a range of industries. We benefit from the ability to augment our footprint by pursuing value-accretive network extensions, or edge-outs, to increase our addressable market and grow our customer base. We have historically made selective capital investments in edge-outs to facilitate growth in residential and business services.

        We are focused on efficient capital spending and maximizing Adjusted EBITDA through an Internet-centric growth strategy while maintaining a profitable video subscriber base. Based on its per subscriber economics, we believe that HSD represents the greatest opportunity to enhance profitability across our residential and business markets. We believe that our advanced network is designed to meet our current and future customers' HSD needs. We offer HSD speeds up to 500 Mbps in over 94% of our footprint with the capability to offer 1 Gbps or more in all of our markets. HSD services generated revenues of $373.1 million, or approximately 30.2% of total revenues, and incremental contribution of $358.5 million, or approximately 45.4% of total incremental contribution, in the year ended December 31, 2016.

        We offer a full suite of digital video services, including VOD, high-definition video and DVR. In approximately 79% of our footprint, we also offer our "Ultra" video product, which is a technologically advanced, IP enabled, whole-home DVR solution that integrates traditional linear video, an advanced user interface and direct access to OTT content, such as Netflix and other applications. Video service is a competitive business with declining margins as programming costs have increased over time. We have historically offset the revenue impact of RGU declines in Video through rate increases and other surcharges. Video services generated revenues of $547.1 million, or approximately 44.2% of total revenues, and incremental contribution of $188.7 million, or approximately 23.9% of total incremental contribution, in the year ended December 31, 2016.

        Telephony services generated revenues of $155.2 million, or approximately 12.5% of total revenues, and incremental contribution of $138.2 million, or approximately 17.5% of total incremental contribution, in the year ended December 31, 2016. We have experienced declines in Telephony customers over time and we expect this trend will continue given competition from wireless voice service providers.

        Our technologically advanced network enables us to provide business services customers with a broad portfolio of carrier-class data and voice services, including Direct Internet Access, Ethernet over fiber and HFC, virtual private networks, VoIP solutions, wholesale fiber connectivity, cell backhaul solutions, disaster recovery, cloud back-up, and SIP and PRI trunking services. Our advanced business services product offering continues to evolve, as we leverage our investment in next generation software enabled infrastructure to launch new services such as a full suite of managed and other virtual services. We believe that we have a significant market penetration growth opportunity in several of our markets with the capability to target small, medium and large businesses within our footprint with our robust business services product suite. We have built substantial scale within our platform, with business services revenues of $154.7 million and $123.7 million for the years ended December 31, 2016 and December 31, 2015, respectively. Excluding pass-through revenues related to our Chicago fiber construction project of $13.7 million and $0.3 million in 2016 and 2015, respectively, for the year ended December 31, 2016 business services revenues grew 14.3% from the year ended December 31, 2015.

Ownership and Basis of Presentation

        Our business commenced operations in 2001. WideOpenWest, Inc. ("WOW!") was founded in 2012 as WideOpenWest Kite, Inc., a Delaware corporation. WideOpenWest Kite, Inc. subsequently changed its name to WideOpenWest, Inc. in March 2017. It is wholly owned by Racecar Acquisition, LLC, which is a wholly owned subsidiary of WideOpenWest Holdings, LLC (the "Parent"). In the following context, the terms we, us, WOW!, or the "Company" may refer, as the context requires, to WOW! or, collectively, WOW! and its subsidiaries.

        On April 1, 2016, the Company consummated a restructuring (the "Restructuring") whereby WideOpenWest Finance, LLC ("WOW! Finance") became a wholly owned subsidiary of WOW!.

Previously, WOW! Finance was owned by WideOpenWest Illinois, Inc., WideOpenWest Ohio, Inc., WideOpenWest Cleveland, Inc., WOW! Sigecom, Inc. and WOW! (collectively, the "Members"). Prior to the Restructuring, the Members were wholly owned subsidiaries of Racecar Acquisition, LLC.

        As a result of the Restructuring, each of the Members, other than WOW!, merged with and into WOW!, WOW! became the sole subsidiary of Racecar Acquisition and WOW! Finance became a wholly owned subsidiary of WOW!.

        On January 12, 2016, June 29, 2016 and December 13, 2016, Parent contributed $25.0 million, $25.0 million and $73.0 million, respectively, to us in connection with Crestview and Avista's primary investment in Parent. The proceeds were used to redeem Senior Subordinated Notes and for general corporate purposes.

        The financial statements presented herein include the consolidated accounts of WOW! and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Parent wholly owns all subsidiary Members. Because transactions among entities under common control do not result in a change in control, the combined consolidated financial statements are not affected by a common control transaction. As a result, the consolidated financial statements of WOW! reflect all transactions of all the wholly owned subsidiaries of Parent. The historical financial information has not been adjusted to give effect to transaction adjustments or any other pro forma events.

        Certain employees of WOW! participate in equity plans administered by Parent. Because the management units from the equity plan are issued from Parent's ownership structure, the management units' value directly correlates to the results of WOW!, and as the primary asset of Parent is its investment in WOW!, the management units for the equity plan have been "pushed down" to the Company. All of the Company's ownership units and unit holders discussed herein are legally Parent's.

Distribution

        Prior to the closing of this offering, we will effect a 67,274.092-for-1 stock split and our indirect parent company, WideOpenWest Holdings, LLC, will distribute the shares of our common stock it holds (indirectly through Racecar Acquisition, LLC) to its equity holders based on the relative rights under its limited liability agreement (the "Distribution"), with no issuance of additional shares by us.

        The Distribution will not affect our operations, which we will continue to conduct through our operating subsidiaries. The primary purpose of the Distribution is to remove an unnecessary layer of our organizational structure prior to the closing of this offering.

NuLink Acquisition

        On September 9, 2016, we finalized our acquisition of HC Cable Opco, LLC d/b/a NuLink in Newnan, Georgia for $54.3 million, all of which we paid in cash. The acquisition extended our HSD, Video and Telephony service and award-winning customer support experience to more than 34,000 additional homes and businesses. The results of operations related to our NuLink acquisition are included in our combined consolidated financial statements for the year ended December 31, 2016 for the period following our acquisition thereof.

Sale of our Lawrence, Kansas System

        On January 12, 2017, we and Midcontinent Communications ("MidCo") consummated the Asset Purchase Agreement under which MidCo acquired our Lawrence, Kansas system for net proceeds of approximately $213.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the agreement.

Partial Redemption of Senior Notes

        On March 20, 2017, we redeemed $95.1 million of outstanding principal of our 10.25% Senior Notes. In addition to the partial principal redemption, we paid accrued interest on the notes of $1.7 million and prepayment penalties of $4.9 million. After this partial redemption, we have $729.9 million in principal outstanding of 10.25% Senior Notes.

New Revolving Credit Facility

        On May 8, 2017, we entered into a Commitment Letter for a new 5-year revolving credit facility of up to $300 million (the "New Revolving Credit Facility") to replace our existing $200 million revolving credit facility. The New Revolving Credit Facility is expected to be entered into substantially concurrently with the consummation of this offering, subject to receipt by us of gross proceeds from this offering of at least $310 million and the satisfaction of other customary closing conditions. At such time, $200 million of revolving commitments under the New Revolving Credit Facility will be immediately available to us, while the remaining $100 million of revolving commitments will only become available to us upon compliance with certain other conditions. Loans under the New Revolving Credit Facility will bear interest, at our option, at a rate equal to ABR plus 2.00% or LIBOR plus 3.00%. The guarantees, collateral and covenants in the New Revolving Credit Facility will be the same as those contained in our existing revolving credit facility.

Retirement of Senior Subordinated Notes

        On July 15, 2016, we redeemed $46.9 million in aggregate principal amount outstanding of our 13.38% Senior Subordinated Notes. In addition to the partial principal redemption, we paid accrued interest on the notes of $19.7 million and prepayment penalties of $3.1 million.

        On September 15, 2016, we redeemed an additional $159.1 million of outstanding principal of our 13.38% Senior Subordinated Notes. In addition to the principal redemption, we paid accrued interest on the notes of $3.5 million and $10.7 million in prepayment penalties.

        On December 18, 2016, we fully redeemed the remaining amounts outstanding under our Senior Subordinated Notes. We paid $89.0 million in outstanding principal, $5.0 million in accrued interest and $6.0 million in prepayment penalties in connection with this redemption. As of December 31, 2016, we have no outstanding Senior Subordinated Notes.

Term B Loans Refinancing

        On August 19, 2016, we entered into a sixth amendment ("Sixth Amendment") to our Credit Agreement, dated as of July 17, 2012, as amended ("Credit Agreement"), among us and the other parties thereto. Capitalized terms used herein without definition shall have the same meanings as set forth in the Credit Agreement.

        The Sixth Amendment, among other provisions, provides for the addition of a new $2.065 billion seven-year Term B Loan, which bears interest, at our option, at LIBOR plus 3.50% or ABR plus 2.50% and includes a 1.00% LIBOR floor. The new Term B Loan has a maturity date of August 19, 2023, unless the earlier maturity dates set forth below are triggered under the following circumstances. The Term B Loan will mature on April 15, 2019 if (i) any of our existing outstanding Senior Notes are outstanding on April 15, 2019, or (ii) any future indebtedness with a final maturity date prior to the date that is 91 days after August 19, 2023 is incurred to refinance our existing Senior Notes. The Term B Loan will mature on July 15, 2019 if (i) any of the Company's existing Senior Subordinated Notes are outstanding on July 15, 2019, or (ii) any indebtedness with a final maturity prior to the date that is 91 days after August 19, 2023 is incurred to refinance the Company's existing Senior Subordinated Notes.

        Proceeds from the issuance of the new Term B Loans were used to repay in full the existing $1.825 billion Term B Loan, which had a maturity date of April 15, 2019 and which bore interest at the same rates described above, and to pay related fees and expenses. We used the remaining $240.0 million in proceeds to fund our NuLink acquisition and to redeem a portion of our 13.38% Senior Subordinated Notes, as described above. The Company recorded a loss on extinguishment of debt of $10.5 million during the year ended December 31, 2016, primarily representing the expensing of the unamortized debt issuance costs related to a portion of the former Term B Loans.

Refinancing of Term B Loans and Payoff of Term B-1 Loans

        On May 11, 2016, the Company entered into a fifth amendment (the "Fifth Amendment") to its Credit Agreement, dated as of July 17, 2012, as amended on April 1, 2013, November 27, 2013, May 21, 2015 and July 1, 2015 (the "Original Credit Agreement") among the Company and the other parties thereto.

        The Fifth Amendment, among other provisions, provides for the addition of an incremental $432.5 million in new Term B Loans, which had a maturity date in April 2019 and which bore interest, at the Company's option, at LIBOR plus 3.50% or ABR plus 2.50% and included a 1.00% LIBOR floor. Proceeds from the issuance of the new Term B Loans were used to repay all remaining $382.5 million outstanding principal under the Company's Term B-1 Loans which had a maturity date of July 2017 and which bore interest, at the Company's option, at LIBOR plus 3.00% or ABR plus 2.00% and which included a 0.75% LIBOR floor, and to pay related fees and expenses. The Company recorded a loss on extinguishment of debt of $2.5 million during the year ended December 31, 2016, primarily representing the expensing of the unamortized debt issuance costs related to a portion of the former Term B-1 Loans.

Revolver Extension

        On July 1, 2015, the Company entered into a fourth amendment ("Fourth Amendment") to the Original Credit Agreement among the Company and the other parties thereto. On August 19, 2016, the Company entered into a sixth amendment (the "Sixth Amendment") to the Original Credit Agreement among the Company and the other parties thereto.

        Under the Company's Original Credit Agreement, dated as of July 17, 2012 (the "Original Credit Agreement"), and as subsequently amended, among the Company and the other parties thereto, the Company had $200.0 million of borrowings available under its revolving credit facility (the "Revolver"), which was to mature on July 17, 2017. Under the Fourth Amendment and the Sixth Amendment, the maturity date for $180.0 million of the $200.0 million in available borrowings under the Revolver was extended until July 1, 2020, subject to the following: (a) on January 1, 2019, if any indebtedness incurred to refinance the term loans outstanding prior to the effectiveness of the Sixth Amendment is outstanding and has a maturity date prior to September 30, 2020, the Revolver will instead mature on January 1, 2019, and (b) on April 15, 2019, if (i) the Company has Senior Unsecured Notes outstanding or (ii) any indebtedness (other than indebtedness incurred under the Credit Agreement) incurred to refinance the Senior Unsecured Notes is outstanding and has a maturity date prior to November 28, 2023, the Revolver will instead mature on April 15, 2019.

        In addition, in the event the Company has outstanding borrowings under the Revolver in excess of $180.0 million as of July 17, 2017, the Company will be required to pay down such borrowings to the extent of such excess.

Critical Accounting Policies and Estimates

        In the preparation of our consolidated financial statements, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon the information available, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe the following accounting policies are the most critical in the preparation of our consolidated financial statements because of the judgment necessary to account for these matters and the significant estimates involved, which are susceptible to change.

Valuation of Plant, Property and Equipment and Intangible Assets

        Carrying Value.    The aggregate carrying value of our plant, property and equipment and intangible assets (including franchise operating rights and goodwill) comprised approximately 93% and 95% of our total assets at March 31, 2017 and December 31, 2016, respectively.

        Plant, property and equipment are recorded at cost and include costs associated with the construction of cable transmission and distribution facilities and new service installations at customer locations. Capitalized costs include materials, labor and certain indirect costs attributable to the capitalization activity. Maintenance and repairs are expensed as incurred. Upon sale or retirement of an asset, the cost and related depreciation are removed from the related accounts, and resulting gains or losses are reflected in operating results. We make judgments regarding the installation and construction activities to be capitalized. We capitalize direct labor associated with capitalizable activities and indirect cost using standards developed from operational data, including the proportionate time to perform a new installation relative to the total technical operations activities and an evaluation of the nature of the indirect costs incurred to support capitalizable activities. Judgment is required to determine the extent to which indirect costs that have been incurred are related to capitalizable activities and, as a result, should be capitalized. Indirect costs include (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable cost of installation and construction vehicle costs, (iii) the direct variable costs of support personnel directly involved in assisting with installation activities, such as dispatchers and (iv) indirect costs directly attributable to capitalizable activities.

        Intangible assets consist primarily of acquired franchise operating rights, franchise-related customer relationships and goodwill. Franchise operating rights represent the value attributable to agreements with local franchising authorities, which allows access to homes in the public right of way. Our franchise operating rights were acquired through business combinations. We do not amortize cable franchise operating rights as we have determined that they have an indefinite life. Costs incurred in negotiating and renewing cable franchise agreements are expensed as incurred. Franchise-related customer relationships represent the value of the benefit to us of acquiring the existing cable subscriber base and are amortized over the estimated life of the subscriber base, generally four years, on a straight-line basis. Goodwill represents the excess purchase price over the fair value of the identifiable net assets we acquired in business combinations.

        Asset Impairments.    Long-lived assets, including plant, property and equipment and intangible assets subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

        We evaluate the recoverability of our franchise operating rights at least annually on October 1, or more frequently whenever events or substantive changes in circumstances indicate that the assets might be impaired. Franchise operating rights are evaluated for impairment by comparing the carrying value of the intangible asset to its estimated fair value, utilizing both quantitative and qualitative methods. Qualitative analysis is performed for franchise assets in the event the previous analysis indicates that there is a significant margin between carrying value of franchise operating rights and estimated fair value of those rights, and that it is more likely than not that the estimated fair values equal or exceed carrying value. For franchise assets that undergo quantitative analysis, we calculate the fair value of franchise operating rights using the multi-period excess earnings method, an income approach, which calculates the value of an intangible asset by discounting its future cash flows. The fair value is determined based on estimated discrete discounted future cash flows attributable to each franchise operating right intangible asset using assumptions consistent with internal forecasts. Assumptions key in estimating fair value under this method include, but are not limited to, revenue and subscriber growth rates (less anticipated customer churn), operating expenditures, capital expenditures (including any build out), market share achieved, contributory asset charge rates, tax rates and discount rate. The discount rate used in the model represents a weighted average cost of capital and the perceived risk associated with an intangible asset such as our franchise operating rights. The estimates and assumptions made in our valuations are inherently subject to significant uncertainties, many of which are beyond our control, and there is no assurance that these results can be achieved. The primary assumptions for which there is a reasonable possibility of the occurrence of a variation that would significantly affect the measurement value include the assumptions regarding revenue growth, programming expense growth rates, the amount and timing of capital expenditures and the discount rate utilized. From a qualitative standpoint, we do not believe that any of our material franchise operating rights is at risk of impairment. Quantitatively, the percentages by which fair value exceeded carrying value are as follows:

Panama City, FL	45%
Montgomery, AL	17%
Huntsville, AL	13%
Dothan, AL	18%

        We conduct our cable operations under the authority of state cable television franchises, except in Alabama and parts of Michigan where we continue to operate under local franchises. Our franchises generally have service terms that last from five to 15 years, but we operate in some states that have perpetual terms. All of our term-limited franchise agreements are subject to renewal. The renewal process for our state franchises is specified by state law and tends to be a simple process, requiring the filing of a renewal application with information no more burdensome than that contained in our original application. Although renewal is not assured, there are provisions in the law that protect the Company from arbitrary or unreasonable denial. This is especially true for competitive cable providers like us. In most areas in which we operate, we are a "competitive" operator, meaning that we compete directly in the service area with at least one other franchised cable operator. The Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act") says that "a franchising authority may not...unreasonably refuse to award an additional competitive franchise." The Cable Act also provides a formal renewal process that protects cable operators against arbitrary or unreasonable refusals to renew a franchise. In those few areas where we operate under local franchises, we can use this formal renewal process if needed.

        In our experience, state and local franchising authorities encourage our entry into the market, as our competitive presence often leads to overall better service, more service options and lower prices. In our and our expert advisors' experience, it has not been the practice for a franchising authority to deny a cable franchise renewal. We have never had a renewal denied.

        We also, at least annually on October 1, evaluate our goodwill for impairment for each reporting unit (which generally are represented by geographical operations of cable systems managed by us), utilizing both quantitative and qualitative methods. Qualitative analysis is performed for franchise assets in the event the previous analysis indicates that there is a significant margin between carrying value of franchise operating rights and estimated fair value of those rights, and that it is more likely than not that the estimated fair value equals or exceeds carrying value. For our quantitative evaluation of our goodwill, we utilize both an income approach as well as a market approach. The income approach utilizes a discounted cash flow analysis to estimate the fair value of each reporting unit, while the market approach utilizes multiples derived from actual precedent transactions of similar businesses and market valuations of guideline public companies. In the event that the carrying amount exceeds the fair value, we would be required to estimate the fair value of the assets and liabilities of the reporting unit as if the unit was acquired in a business combination, thereby revaluing goodwill. Any excess of the carrying value of goodwill over the revalued goodwill would be expensed as an impairment loss. From a qualitative standpoint, we concluded that the goodwill of each reporting unit has not been impaired. From those reporting units where we performed a quantitative assessment, the percentages by which fair value exceeded carrying value are as follows:

Panama City, FL	38%
Montgomery, AL	18%
Huntsville, AL	19%
Dothan, AL	55%

Fair Value Measurements

        GAAP provides guidance for a framework for measuring fair value in the form of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Financial assets and liabilities are classified by level in their entirety based upon the lowest level of input that is significant to the fair value measurement. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability due to the fact there is no market activity. We record our interest rate swaps and interest rate caps at fair value on the balance sheet and perform recurring fair value measurements with respect to these derivative financial instruments. The fair value measurements of our interest rate swaps were determined using cash flow valuation models. The inputs to the cash flow models consist of, or are derived from, observable data for substantially the full term of the swaps. This observable data includes interest and swap rates, yield curves and credit ratings, which are retrieved from available market data. The valuations are then adjusted for our own nonperformance risk as well as the counterparty as required by the provisions of the authoritative guidance using a discounted cash flow technique that accounts for the duration of the interest rate swaps and our and the counterparty's risk profile. The fair value of the interest rate caps are calculated using a cash flow valuation model. The main inputs are obtained from quoted market prices, the LIBOR interest rate and the projected three months LIBOR. The observable market quotes are then input into the valuation and discounted to reflect the time value of cash.

        We also have non-recurring valuations primarily associated with (i) the application of acquisition accounting and (ii) impairment assessments, both of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to, expected future cash flows, market comparables and discount rates, remaining useful lives of long-lived assets, replacement or reproduction costs of property and equipment and the amounts to be recovered in future periods from acquired NOLs and other deferred tax assets. To assist us in making these fair value determinations, we may engage third-party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, and any impairment charges that we may report. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting, and all of our long-lived assets are subject to periodic or event-driven impairment assessments.

Legal and Other Contingencies

        Legal and other contingencies have a high degree of uncertainty. When a loss from a contingency becomes estimable and probable, a reserve is established. The reserve reflects management's best estimate of the probable cost of ultimate resolution of the matter and is revised as facts and circumstances change. A reserve is released when a matter is ultimately brought to closure, the statute of limitations lapses or facts and circumstances change. The actual costs of resolving a claim may be substantially different from the amount of reserve we recorded. In addition, in the normal course of business, we are subject to various other legal and regulatory claims and proceedings directed at or involving us, which in our opinion will not have a material adverse effect on our financial position or results of operations or liquidity.

Programming Agreements

        We exercise significant judgment in estimating programming expense associated with certain video programming contracts. Our policy is to record video programming costs based on our contractual agreements with our programming vendors, which are generally multi-year agreements that provide for us to make payments to the programming vendors at agreed upon market rates based on the number of customers to which we provide the programming service. If a programming contract expires prior to the parties' entry into a new agreement and we continue to distribute the service, we estimate the programming costs during the period there is no contract in place. In doing so, we consider the previous contractual rates, inflation and the status of the negotiations in determining our estimates. When the programming contract terms are finalized, an adjustment to programming expense is recorded, if necessary, to reflect the terms of the new contract. We also make estimates in the recognition of programming expense related to other items, such as the accounting for free periods, timing of rate increases and credits from service interruptions, as well as the allocation of consideration exchanged between the parties in multiple-element transactions.

Income Taxes

        We account for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

        As a result of the Restructuring, WOW! Finance became a single member LLC for U.S. federal income tax purposes. The Restructuring is treated as a change in tax status related to WOW! Finance, since a single member LLC is required to record current and deferred income taxes reflecting the results of its operations.

        From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions and dispositions, including dispositions designed to be tax-deferred transactions for tax purposes, investments and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on interpretations of tax laws and regulations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments by these taxing authorities. In determining our income tax provision for financial reporting purposes, we establish a reserve for uncertain income tax positions unless such positions are determined to be more likely than not of being sustained upon examination, based on their technical merits, and, accordingly, for financial reporting purposes, we only recognize tax benefits taken on the tax return that we believe are more likely than not of being sustained. There is considerable judgment involved in determining whether positions taken on the tax return are more likely than not of being sustained.

        We adjust our tax reserve estimates periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The consolidated income tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. Our policy is to recognize, when applicable, interest and penalties on uncertain income tax positions as part of income tax provision.

Pre-Restructuring Valuation Allowance Calculation

        WOW! Finance was owned by several corporations ("Members") that filed their own federal and state income tax returns. The valuation allowance methodology for each of the Members was based on evaluating the outside basis difference related to each Member's investment in WOW! Finance to identify any naked credit deferred tax liability items. A naked credit item represents an instance in which a Member has a deferred tax liability related to an indefinite-lived asset i.e. book basis in goodwill which is not amortized for book purposes but is amortized for tax purposes. Also, the company has indefinite-lived intangibles such as franchise operating rights that are not amortized for book purposes. In other words, the reversal of these temporary items cannot be assured and thus cannot be a source of future income to utilize the Company's deferred tax assets.

        The portion of the deferred tax liability related to naked credit items will not be netted against the deferred tax asset in determining the amount of the valuation allowance to be retained. The Company recorded a valuation allowance of $267.9 million as of December 31, 2015.

Post-Restructuring Valuation Allowance Calculation

        As a result of restructuring, the Company will be filing a single federal consolidated income tax return that reflects WOW! Inc. as the consolidated group parent. The Company's deferred taxes include income tax attributes of the legacy Members which merged into the Company as part of the restructuring. These deferred taxes will also include the recalculated tax basis differences of the assets and liabilities of WOW! Finance that occurred as a result of the change in tax status of WOW! Finance.

        The Company's financial statements include a reported net deferred tax liability, excluding valuation allowance, of $205.9 million as of December 31, 2016. Included in this deferred tax liability are naked credit deferred tax liability items totaling $361.7 million. The portion of the deferred tax liability related to naked credit items cannot be assured and thus will not be available as a source of taxable income to utilize the deferred tax assets. Excluding the naked credit deferred tax liability, the Company's financial statements include a net deferred tax asset of $164.3 million. The Company has recorded a valuation allowance of $164.3 million as of December 31, 2016.

Homes Passed and Subscribers

        We report homes passed as the number of serviceable addresses such as single residence homes, apartments and condominium units, and businesses passed by our broadband network and listed in our database. We report total subscribers as the number of subscribers who receive at least one of our HSD, Video or Telephony services, without regard to which or how many services they subscribe. We define each of the individual HSD subscribers, Video subscribers and Telephony subscribers as a RGU. The following table summarizes homes passed, total subscribers and total RGUs for our services as of each respective date:

											Increase / (Decrease)(6)(7)(8)
	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016(2)	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016(3)(4)	Mar. 31, 2017(5)	Dec. 31, 2015 vs. Dec. 31, 2016	Mar. 31, 2016 vs. Mar. 31, 2017
Homes passed	2,985,000	2,988,600	2,993,100	2,997,200	3,003,100	3,010,700	3,022,800	3,075,000	3,094,300	3,047,800	91,200	37,100
Total subscribers(1)	809,100	799,200	787,100	781,700	777,800	784,600	785,600	800,800	803,400	780,100	25,600	(4,500)
HSD RGUs	727,800	722,000	713,100	712,300	712,500	722,200	725,700	742,000	747,400	729,000	34,900	6,800
Video RGUs	634,700	606,500	582,700	564,500	547,500	537,200	524,300	514,900	501,400	474,000	(46,100)	(63,200)
Telephony RGUs	359,400	339,600	324,500	310,600	296,800	286,600	277,500	267,400	258,100	243,000	(38,700)	(43,600)

Total RGUs	1,721,900	1,668,100	1,620,300	1,587,400	1,556,800	1,546,000	1,527,500	1,524,300	1,506,900	1,446,000	(49,900)	(100,000)

(1)
Defined as the number of subscribers who receive at least one of our HSD, Video or Telephony services, without regard to which or how many services they subscribe.

(2)
Includes the following homes passed and subscriber numbers related to our Lawrence, Kansas system which was divested on January 12, 2017: homes passed was 67,600; total subscribers was 31,200; HSD RGUs was 28,200; Video RGUs was 16,300; Telephony RGUs was 7,600; and Total RGUs was 52,100.

(3)
Includes the following homes passed and subscriber numbers related to our NuLink acquisition which closed on September 9, 2016: homes passed was 35,700; total subscribers was 14,900; HSD RGUs was 13,400; Video RGUs was 9,400; Telephony RGUs was 3,400; and Total RGUs was 26,200.

(4)
Includes the following homes passed and subscriber numbers related to our Lawrence, Kansas system which was divested on January 12, 2017: homes passed was 68,000; total subscribers was 31,100; HSD RGUs was 28,500; Video RGUs was 15,000; Telephony RGUs was 7,000; and Total RGUs was 50,500.

(5)
Includes the following homes passed and subscriber numbers related to our NuLink acquisition which closed on September 9, 2016: homes passed was 35,900; total subscribers was 14,800; HSD RGUs was 13,400; Video RGUs was 9,200; Telephony RGUs was 3,300; and Total RGUs was 25,900.

(6)
Increase (decrease) in homes passed and subscriber numbers during the twelve months ended December 31, 2015 related to edge-outs is zero for all categories as investments in edge-outs did not begin until the fiscal year ended December 31, 2016.

(7)
Increase (decrease) in homes passed and subscriber numbers during the twelve months ended December 31, 2016 related to edge-outs includes the following; homes passed was 38,500; total subscribers was 8,900; HSD RGUs was 8,900; Video RGUs was 5,400; Telephony RGUs was 1,900; and Total RGUs was 16,200.

(8)
Increase (decrease) in homes passed and subscriber numbers during the twelve months ended March 31, 2017 related to edge-outs includes the following; homes passed was 48,000; total subscribers was 11,100; HSD RGUs was 11,100; Video RGUs was 6,500; Telephony RGUs was 2,200; and Total RGUs was 19,800.

        Subscriber information for acquired entities is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies. While we take appropriate steps to ensure subscriber information is presented on a consistent and accurate basis at any given balance sheet date, we periodically review our policies in light of the variability we may encounter across our different markets due to the nature and pricing of products and services and billing systems. Accordingly, we may from time to time make appropriate adjustments to our subscriber information based on such reviews.

        For the quarter ended March 31, 2017, total subscribers decreased by approximately 4,500 compared to the quarter ended March 31, 2016. Excluding the impact of the NuLink acquisition, the Lawrence disposition and edge-outs, total subscribers increased by approximately 800 over this period.

        For the quarter ended March 31, 2017, total HSD RGUs increased by approximately 6,800 compared to the quarter ended March 31, 2016. Excluding the impact of the NuLink acquisition, the Lawrence disposition and edge-outs, total HSD RGUs increased by approximately 10,500 over this period.

        For the quarter ended March 31, 2017, total Video RGUs decreased by approximately 63,200 compared to the quarter ended March 31, 2016. Excluding the impact of the NuLink acquisition, the Lawrence disposition and edge-outs, Video RGUs decreased by approximately 62,600 over this period.

        For the quarter ended March 31, 2017, total Telephony RGUs decreased by approximately 43,600 compared to the quarter ended March 31, 2016. Excluding the impact of the NuLink acquisition, the Lawrence disposition and edge-outs, total Telephony RGUs decreased by approximately 41,500 over this period.

        For the quarter ended March 31, 2017, total RGUs decreased by approximately 100,000 compared to the quarter ended March 31, 2016. Excluding the impact of the NuLink acquisition, the Lawrence disposition and edge-outs, total RGUs decreased by approximately 93,600 over this period.

        For the year ended December 31, 2016, total subscribers increased by approximately 25,600 compared to the year ended December 31, 2015. Excluding the impact of the NuLink acquisition and edge-outs, total subscribers increased by approximately 1,800 over this period.

        For the year ended December 31, 2016, total HSD RGUs increased by approximately 34,900 compared to the year ended December 31, 2015. Excluding the impact of the NuLink acquisition and edge-outs, total HSD RGUs increased by approximately 12,600 over this period.

        For the year ended December 31, 2016, total Video RGUs decreased by approximately 46,100. Excluding the impact of the NuLink acquisition and edge-outs, Video RGUs decreased by approximately 60,900 over this period.

        For the year ended December 31, 2016, total Telephony RGUs decreased by approximately 38,700. Excluding the impact of the NuLink acquisition and edge-outs, total Telephony RGUs decreased by approximately 44,000 over this period.

        For the year ended December 31, 2016, total RGUs decreased by approximately 49,900. Excluding the impact of the NuLink acquisition and edge-outs, total RGUs decreased by approximately 92,300 over this period.

Financial Statement Presentation

  Revenue

        Our operating revenue is primarily derived from monthly charges for HSD, Video, Telephony and other services to residential and business services customers, in addition to advertising and other revenues.

  •
  HSD revenue consists primarily of fixed monthly fees for data service and rental of cable modems.

  •
  Video revenue consists of fixed monthly fees for basic, premium and digital cable television services and rental of video converter equipment, as well as fees from pay-per-view, VOD and other events that involve a charge for each viewing.

  •
  Telephony revenue consists primarily of fixed monthly fees for local service and enhanced services, such as call waiting, voice mail and measured and flat rate long-distance service.

  •
  Other revenue consists primarily of advertising, franchise and other regulatory fees, broadband carrier services, dark fiber sales and installation services.

        Revenues attributable to monthly subscription fees charged to customers for our HSD, Video and Telephony services provided by our cable systems were 87%, 89% and 90% for the years ended December 31, 2016, 2015 and 2014, respectively. Historically, these customer relationships could be discontinued by the customer at any time without penalty. Beginning in March 2016, we began offering one and two year contracts that contain early termination fees upon cancellation prior to the contact terms. The remaining approximately 10% of non-subscription revenue is derived primarily from advertising revenues, franchise and other regulatory fee revenues (which are collected by us but then paid to local authorities), installation fees and commissions related to the sale of merchandise by home shopping services.

  Costs and Expenses

        Our expenses primarily consist of operating, selling, general and administrative expenses, depreciation and amortization expense, interest expense and realized and unrealized gain on derivative instruments, net.

        Operating expenses primarily include programming costs, data costs, transport costs and network access fees related to our HSD and Telephony services, cable service related expenses, costs of dark fiber sales, network operations and maintenance services, customer service and call center expenses, bad debt, billing and collection expenses and franchise and other regulatory fees.

        Selling, general and administrative expenses primarily include salaries and benefits of corporate and field management, sales and marketing personnel, human resources and related administrative costs.

        Operating and selling, general and administrative expenses exclude depreciation and amortization expense, which is presented separately in the accompanying consolidated statement of operations.

        Depreciation and amortization expenses include depreciation of our broadband networks and equipment, buildings and leasehold improvements and amortization of other intangible assets with definite lives primarily related to acquisitions.

        Realized and unrealized gain on derivative instruments, net includes adjustments to fair value for the various interest rate swaps and caps we enter on the required portions of our outstanding variable debt. As we do not use hedge accounting for financial reporting purposes, the adjustment to fair value of our interest rate swaps and caps are recorded to earnings at the end of each reporting period.

        We control our costs of operations by maintaining strict controls on expenditures. More specifically, we are focused on managing our cost structure by improving workforce productivity, increasing the effectiveness of our purchasing activities and maintaining discipline in customer acquisition. We expect programming expenses to continue to increase due to a variety of factors, including increased demands by owners of some broadcast stations for carriage of other services, payments to those broadcasters for retransmission consent and annual increases imposed by programmers with additional selling power as a result of media consolidation. We have not been able to fully pass these increases on to our customers without the loss of customers nor do we expect to be able to do so in the future.

Results of Operations

Three months ended March 31, 2017 compared to the three months ended March 31, 2016.

	Three months ended March 31,		Change
	2017	2016	$	%
Revenue	$300.0	$302.3	$(2.3)	*
Costs and expenses:
Operating (excluding depreciation and amortization)	159.8	164.5	(4.7)	(3)%
Selling, general and administrative	30.3	26.0	4.3	17%
Depreciation and amortization	50.3	52.5	(2.2)	(4)%
Management fee to related party	0.5	0.4	0.1	25%

	240.9	243.4	(2.5)	*

Income from operations	59.1	58.9	0.2	*
Other income (expense):
Interest expense	(45.7)	(54.2)	8.5	16%
Loss on early extinguishment of debt	(5.0)	—	(5.0)	*
Gain on sale of assets	38.7	—	38.7	*
Realized and unrealized gain on derivative instruments, net	—	1.1	(1.1)	*
Other income, net	1.4	—	1.4	*

Income before provision of income taxes	48.5	5.8	42.7	*
Income tax benefit (expense)	23.9	(1.5)	25.4

Net income	$72.4	$4.3	$68.1	*

*
Not meaningful

  Revenue

        Revenue for the three months ended March 31, 2017 decreased $2.3 million as compared to revenue for the three months ended March 31, 2016 as follows:

	Three months ended March 31,		Change
	2017	2016	$	%
		(in millions)
Residential subscription	$232.4	$240.5	$(8.1)	(3)%
Business services subscription	28.1	25.8	2.3	9%

Total subscription	260.5	266.3	(5.8)	(2)%
Other business services	11.1	8.2	2.9	35%
Other	28.4	27.8	0.6	2%

	$300.0	$302.3	$(2.3)	*

*
Not meaningful

        Total subscription revenue decreased $5.8 million, or 2%, during the three months ended March 31, 2017, compared to the three months ended March 31, 2016. Approximately $17.5 million of the decrease is a result of year over year reductions in average total revenue generating units ("RGUs") and $8.8 million is related to the disposition of our Lawrence, Kansas system on January 12, 2017. Offsetting these decreases was a $15.1 million increase in total subscription revenue as a result of increases in the average revenue per unit ("ARPU") of our customer base, which is calculated as subscription revenue for each of the HSD, Video and Telephony services divided by the average total RGUs for each service category for the respective period which was driven by customer rate increases to offset the rising cost of programming per subscriber. Additionally, we had an increase of $5.4 million of subscription revenue generated from our NuLink acquisition on September 9, 2016.

        The increase in other business services revenue of $2.9 million, or 35%, is primarily due to revenue generated by our network construction activities and increases in our recurring revenue related to our fiber network.

        The following table details subscription revenue by service offering for the three months ended March 31, 2017 and March 31, 2016:

	Three months ended March 31,
	2017		2016		Subscription Revenue Change
	Subscription Revenue, $	Average RGUs(1)	Subscription Revenue, $	Average RGUs(1)
					$	%
	(in millions)	(in thousands)	(in millions)	(in thousands)
HSD subscription	$96.9	738.2	$90.8	717.3	$6.1	7%
Video subscription	128.7	487.7	134.8	542.4	(6.1)	(5)%
Telephony subscription	34.9	250.5	40.7	291.7	(5.8)	(14)%

	$260.5		$266.3		$(5.8)	(2)%

(1)
Average subscribers is presented in thousands and is calculated based on reported subscribers and is not adjusted for changes related to the disposition of our Lawrence, Kansas system and acquisition of NuLink. Adjusted for Lawrence and NuLink, average RGUs for the period March 31, 2017, are 710.6, 470.9 and 243.6 for HSD, Video and Telephony, respectively. As of March 31, 2016, adjusted for Lawrence and NuLink, average RGUs are 689.2, 525.8 and 284.0 for HSD, Video and Telephony, respectively.

        HSD subscription revenue increased $6.1 million, or 7%, during the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The increase in HSD subscription revenue is primarily attributable to a $2.8 million increase in average HSD RGUs, a $4.4 million year over year increase in HSD ARPU and a $2.7 million increase in HSD subscription revenue related to our NuLink acquisition on September 9, 2016. Partially offsetting the overall increase was a $3.8 million decrease related to the disposition of our Lawrence, Kansas system on January 12, 2017.

        Video subscription revenue decreased $6.1 million, or 5%, during the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The decrease is primarily attributable to a year over year decrease of $14.7 million related to a decline in average Video RGU's and $3.9 million related to the disposition of our Lawrence, Kansas system on January 12, 2017. Partially offsetting the overall decrease was a $10.4 million increase year over year in Video ARPU and a $2.1 million increase in video subscription revenue related to our NuLink acquisition on September 9, 2016.

        Telephony subscription revenue decreased $5.8 million, or 14%, during the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The decrease is attributable to a $5.7 million decrease related to a year over year decline in average Telephony RGUs and a $1.1 million decrease related to the disposition of our Lawrence, Kansas system on January 12, 2017. Partially offsetting these decreases was a $0.4 million increase in year over year Telephony ARPU and a $0.6 million increase in Telephony subscription revenue related to our NuLink acquisition on September 9, 2016.

  Operating expenses (excluding depreciation and amortization)

        Operating expenses (excluding depreciation and amortization) decreased $4.7 million, or 3%, in the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The decrease is primarily due to decreased Video programming costs and direct Telephony costs that correlate to the decreases in Video and Telephony RGUs and overall reduced costs from the disposition of our Lawrence, Kansas system. In addition, lower customer bad debt contributed to the decrease along with lower employee health benefits costs. Partially offsetting the decreases were increases in vehicle fleet costs and increased costs related to our network construction costs. Due to the nature of these construction contracts, we record this expense as a pass-through with the corresponding offset in our other business service revenue.

        A presentation of Incremental contribution is included below but is a measure that is not recognized under GAAP.

        Incremental contribution is included herein because we believe that it is a key metric used by our management to assess the financial performance of the business by showing how the relative relationship of the various components of subscription services contributes to our overall consolidated historical results. Our management further believes that it provides useful information to investors in evaluating our financial condition and results of operations because the additional detail illustrates how an incremental dollar of revenue, by particular service type, generates cash, before any unallocated costs are considered, which we believe is a key component of our overall strategy and important for understanding what drives our cash flow position relative to our historical results. We believe that when evaluating our business, investors apply varying degrees of importance to the different types of subscription revenue we generate and providing supplemental detail on these services, as well as third party costs associated with each service, is useful to investors because it allows investors to better evaluate these aspects of our performance. Incremental contribution is defined by WOW! as the components of subscription revenue, less costs directly incurred from third parties in connection with the provision of such services to our customers.

        Incremental contribution is not made in accordance with GAAP and our use of the term incremental contribution varies from others in our industry. Incremental contribution has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP as it does not identify or allocate any other operating costs and expenses that are components of our Income from Operations to specific subscription revenues as we do not measure or record such costs and expenses in a manner that would allow attribution to a specific component of subscription revenue. Accordingly, incremental contribution should not be considered as an alternative to operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows, or as measures of liquidity.

        The following tables provide the most comparable GAAP measurements (i.e. Income from Operations) for the period ended March 31, 2017 and March 31, 2016:

	Three months ended March 31,
(in millions)	2017	2016
Income from operations	$59.1	$58.9

        Incremental contribution for the provision of such services for the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended March 31,		Change
	2017	2016	$	%
	(in millions)
HSD subscription revenue	$96.9	$90.8	$6.1	7%
HSD expenses(1)	3.3	3.5	(0.2)	(6)%

HSD incremental contribution	$93.6	$87.3	$6.3

	Three Months Ended March 31,		Change
	2017	2016	$	%
	(in millions)
Video subscription revenue	$128.7	$134.8	$(6.1)	(5)%
Video expenses(2)	88.8	90.8	(2.0)	(2)%

Video incremental contribution	$39.9	$44.0	$(4.1)

	Three Months Ended March 31,		Change
	2017	2016	$	%
	(in millions)
Telephony subscription revenue	$34.9	$40.7	$(5.8)	(14)%
Telephony expenses(3)	3.3	4.3	(1.0)	(23)%

Telephony incremental contribution	$31.6	$36.4	$(4.8)

*
Not meaningful.

(1)
HSD expenses represent costs incurred from third-party vendors related to maintaining our network and Internet connectivity fees.

(2)
Video expenses represent fees paid to content providers for programming.

(3)
Telephony expenses represent costs incurred from third-party providers for leased circuits, interconnectivity and switching costs.

        The following table provides a reconciliation of incremental contribution to Income from Operations, which is the most directly comparable GAAP measure, for the period ended March 31, 2017 and March 31, 2016:

	Three months ended March 31,
(in millions)	2017	2016
Income from operations	$59.1	$58.9
Revenue (excluding subscription revenue)	(39.5)	(36.0)
Other non-allocated operating expense (excluding depreciation and amortization)(1)	64.4	65.9
Selling, general and administrative(1)	30.3	26.0
Depreciation and amortization(1)	50.3	52.5
Management fee to related party(1)	0.5	0.4

	$165.1	$167.7
HSD incremental contribution	93.6	87.3
Video incremental contribution	39.9	44.0
Telephony incremental contribution	31.6	36.4

Total incremental contribution	$165.1	$167.7

(1)
Operating expenses (other than third-party direct expenses excluding depreciation and amortization); Selling, general and administrative; depreciation and amortization; and management fees to related party are not allocated by product or location for either internal or external reporting.

  Selling, general and administrative (SG&A) expenses

        Selling, general and administrative expenses increased $4.3 million, or 17%, in the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The increases are mainly due to higher employee related costs, as well as overhead costs related to our NuLink acquisition. Partially offsetting these increases were overall reduction in expenses related to our Lawrence, Kansas system disposition.

  Depreciation and amortization expenses

        Depreciation and amortization expenses decreased $2.2 million, or 4%, in the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The decrease is primarily due to certain intangible assets related to our acquisitions becoming fully amortized and the disposition of our Lawrence, Kansas system.

  Management fee to related party expenses

        We pay a quarterly management fee of approximately $0.4 million per quarter plus any travel and miscellaneous expenses to Avista and Crestview.

  Interest expense

        Interest expense decreased $8.5 million, or 16%, in the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The decrease resulted from lower outstanding debt and a lower blended rate on our overall debt, mainly due to the early extinguishment of our 13.38% Senior Subordinated Notes during the latter part of 2016.

  Gain on sale of assets

        On January 12, 2017, we sold our Lawrence, Kansas system to MidCo for net proceeds of approximately $213.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the Agreement. We recorded a gain on sale of $38.7 million, subject to certain normal and customary purchase price adjustments set forth in the agreement. We also entered into a transition services agreement under which we will provide certain services to MidCo on a transitional basis. Charges for the transition services generally allow us to fully recover all allowed costs and allocated expenses incurred in connection with providing these services, generally without profit.

  Income tax benefit (expense)

        The Company reported total income tax benefit (expense) of $23.9 million and ($1.5) million during the quarters ended March 31, 2017 and 2016, respectively. On January 12, 2017, the Company and MidCo consummated the Asset Purchase Agreement under which MidCo acquired the Company's Lawrence, Kansas system, for gross proceeds of approximately $213.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the agreement. As a result of the Lawrence sale, the Company has recorded an associated $11.3 million of income tax expense. In addition, a deferred income tax benefit of $37.8 million was recognized as a result of the change in valuation allowance. The change in valuation allowance was due primarily to the utilization of NOLs from the disposal of indefinite lived assets related to the Lawrence sale transaction. The Company has also recorded $2.6 million of expense related to state taxes on current year operations and other de minimis items.

  Yearly Comparison

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
Revenue	$1,237.0	$1,217.1	$19.9	2%
Costs and expenses:
Operating (excluding depreciation and amortization)	668.3	678.6	(10.3)	(2)%
Selling, general and administrative	116.4	110.6	5.8	5%
Depreciation & amortization	207.0	221.1	(14.1)	(6)%
Management fee to related party	1.7	1.9	(0.2)	(11)%

	993.4	1,012.2	(18.8)	(2)%

Income from operations	243.6	204.9	38.7	19%
Other income (expense):
Interest expense	(211.1)	(226.0)	14.9	7%
Realized and unrealized gain on derivative instruments, net	2.3	5.6	(3.3)	(59)%
Loss on early extinguishment of debt	(38.0)	(22.9)	(15.1)	(66)%
Other (expense) income, net	2.2	(0.4)	2.6	*

Loss before provision for income taxes	(1.0)	(38.8)	37.8	97%
Income tax benefit (expense)	27.3	(9.9)	37.2	*

Net income (loss)	$26.3	$(48.7)	$75.0	*

*
Not meaningful.

  Revenue

        Revenue for the year ended December 31, 2016 increased $19.9 million, or 2%, compared to revenue for the year ended December 31, 2015.

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
Residential subscription	$966.3	$987.3	$(21.0)	(2)%
Business services subscription	109.1	99.7	9.4	9%

Total subscription	1,075.4	1,087.0	(11.6)	(1)%
Other business services	45.6	24.0	21.6	90%
Other	116.0	106.1	9.9	9%

	$1,237.0	$1,217.1	$19.9	2%

        Total subscription revenue for the year ended December 31, 2016 declined $11.6 million, or 1%, compared to the year ended December 31, 2015. Of this decline, approximately $102.7 million was attributable to a decrease in the average billable RGUs for the year compared to the year ended December 31, 2015 as we continue to see decreased subscriptions of Video and Telephony services among our customer base. Partially offsetting this decrease was an $84.7 million increase attributable to the increase in the ARPU of our customer base, which is calculated as subscription revenue for each of the HSD, Video and Telephony services divided by the average total RGUs for each service category for the respective period, which was driven by customer rate increases to offset the rising cost of programming per subscriber. Additionally, we had an overall increase in subscription revenue of $6.4 million attributable to our NuLink acquisition.

        Other business services revenue for the year ended December 31, 2016 increased $21.6 million, or 90%, compared to the year ended December 31, 2015. The increase in other business services revenue is primarily due to non-recurring revenue generated by our network construction activities and increases in our recurring revenue related to our fiber network.

        The increase in other revenue of $9.9 million, or 9%, is partially due to increases in advertising revenue.

        The following table details subscription revenue and average RGUs, by service offering for the years ended December 31, 2016 and December 31, 2015:

	Year Ended December 31,				Subscription Revenue
	2016		2015		Change
	Subscription Revenue, $	Average RGUs(1)	Subscription Revenue, $	Average RGUs(1)	$	%
	(in millions)	(in thousands)	(in millions)	(in thousands)
HSD subscription	$373.1	729.9	$351.9	720.2	$21.2	6%
Video subscription	547.1	524.4	547.4	591.1	(0.3)	*
Telephony subscription	155.2	277.5	187.7	328.1	(32.5)	(17)%

	$1,075.4		$1,087.0		$(11.6)	(1)%

*
Not meaningful.

(1)
Average subscribers is presented in thousands and is calculated based on reported subscribers and is not adjusted for changes related to our acquisition of NuLink. Adjusted for NuLink, average RGUs for the period December 31, 2016 are 723.2, 519.7 and 275.8 for HSD, Video and Telephony, respectively. As of December 31, 2015, adjusted for NuLink, average RGUs are 720.2, 591.1 and 328.1 for HSD, Video and Telephony, respectively.

        HSD subscription revenue increased $21.2 million, or 6%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in HSD subscription revenue is primarily attributable to a $16.1 million increase year over year in HSD ARPU, a $1.5 million increase related to a year over year increase in average HSD RGUs and an increase of $3.6 million in HSD subscription revenue related to our NuLink acquisition.

        Video subscription revenue decreased $0.3 million, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The decrease is primarily attributable to a year over year decrease of $74.7 million in Video RGUs. This decrease was offset by an increase of $72.0 million in Video ARPU and a $2.4 million increase in Video subscription revenue related to our NuLink acquisition.

        Telephony subscription revenue decreased $32.5 million, or 17%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The decrease is primarily attributable to a $29.4 million decrease year over year in Telephony RGUs and $3.5 million decrease year over year in Telephony ARPU. Partially offsetting these decreases was an increase of $0.4 million in Telephony subscription revenue related to our NuLink acquisition.

  Operating Expenses (Excluding Depreciation and Amortization)

        Operating expenses (excluding depreciation and amortization) decreased $10.3 million, or 2%, for the year ended December 31, 2016, as compared to the year ended December 31, 2015. The decreases are primarily due to decreased Video programming costs that correlate to the decreases in Video RGUs. As we lose a Video RGU, we no longer incur the programming expenses associated with providing such services to that customer. As a result, Programming costs for the year ended December 31, 2016 were $358.4 million, compared to $374.1 million for the year ended December 31, 2015, representing a decrease of $15.7 million, or 4.2%. In addition, we experienced a decrease in our customer bad debt expense when compared to the prior year ended December 31, 2015. Partially offsetting these decreases were increases in employee related costs, the NuLink acquisition and increased costs related to our network construction activities when compared to the prior year ended December 31, 2015. Due to the nature of our construction contracts, we record this expense as a pass-through with the corresponding offset in our other business services revenue.

        A presentation of incremental contribution is included below but is a measure that is not recognized under GAAP.

        Incremental contribution is included herein because we believe that it is a key metric used by our management to assess the financial performance of the business by showing how the relative relationship of the various components of subscription services contributes to our overall consolidated historical results. Our management further believes that it provides useful information to investors in evaluating our financial condition and results of operations because the additional detail illustrates how an incremental dollar of revenue, by particular service type, generates cash, before any unallocated costs are considered, which we believe is a key component of our overall strategy and important for understanding what drives our cash flow position relative to our historical results. We believe that when evaluating our business, investors apply varying degrees of importance to the different types of subscription revenue we generate and providing supplemental detail on these services, as well as third party costs associated with each service, is useful to investors because it allows investors to better evaluate these aspects of our performance. Incremental contribution is defined by WOW! as the components of subscription revenue, less costs directly incurred from third parties in connection with the provision of such services to our customers.

        Incremental contribution is not made in accordance with GAAP and our use of the term incremental contribution varies from others in our industry. Incremental contribution has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP as it does not identify or allocate any other operating costs and expenses that are components of our Income from Operations to specific subscription revenues as we do not measure or record such costs and expenses in a manner that would allow attribution to a specific component of subscription revenue. Accordingly, incremental contribution should not be considered as an alternative to operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows, or as measures of liquidity.

        The following tables provide the most comparable GAAP measurements (i.e. Income from Operations) for the period ended December 31, 2016 and December 31, 2015:

	Year ended December 31,
(in millions)	2016	2015
Income from operations	$243.6	$204.9

        Incremental contribution for the years ended December 31, 2016 and December 31, 2015 are as follows:

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
HSD subscription revenue	$373.1	$351.9	$21.2	6%
HSD expenses(1)	14.6	13.1	1.5	11%

HSD incremental contribution	$358.5	$338.8	$19.7

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
Video subscription revenue	$547.1	$547.4	$(0.3)		*
Video expenses(2)	358.4	374.1	(15.7)	(4)%

Video incremental contribution	$188.7	$173.3	$15.4

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
Telephony subscription revenue	$155.2	$187.7	$(32.5)	(17)%
Telephony expenses(3)	17.0	22.7	(5.7)	(25)%

Telephony incremental contribution	$138.2	$165.0	$(26.8)

*
Not meaningful.

(1)
HSD expenses represent costs incurred from third-party vendors related to maintaining our network and Internet connectivity fees.

(2)
Video expenses represent fees paid to content providers for programming.

(3)
Telephony expenses represent costs incurred from third-party providers for leased circuits, interconnectivity and switching costs.

        The following table provides a reconciliation of incremental contribution to Income from Operations, which is the most directly comparable GAAP measure, for the years ended December 31, 2016 and December 31, 2015:

	December 31,
(in millions)	2016	2015
Income from operations	$243.6	$204.9
Revenue (excluding subscription revenue)	(161.6)	(130.1)
Other non-allocated operating expense (excluding depreciation and amortization)(1)	278.3	268.7
Selling, general and administrative(1)	116.4	110.6
Depreciation and amortization(1)	207.0	221.1
Management fee to related party(1)	1.7	1.9

	$685.4	$677.1
HSD incremental contribution	358.5	338.8
Video incremental contribution	188.7	173.3
Telephony incremental contribution	138.2	165.0

Total incremental contribution	$685.4	$677.1

(1)
Operating expenses (other than third-party direct expenses excluding depreciation and amortization); Selling, general and administrative; depreciation and amortization; and management fees to related party are not allocated by product or location for either internal or external reporting.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $5.8 million, or 5%, in the year ended December 31, 2016, as compared to the year ended December 31, 2015. The increases are primarily due to increases in our sales and marketing efforts and employee related costs, as well as overall cost related to our NuLink acquisition.

  Depreciation and Amortization

        Depreciation and amortization expenses decreased $14.1 million, or 6%, in the year ended December 31, 2016, as compared to the year ended December 31, 2015. The decrease is primarily due to certain intangible assets related to our acquisitions becoming fully amortized and an increase in retirements of fully depreciated assets during the year ended December 31, 2016.

  Management Fee to Related Party

        We pay a quarterly management fee of $0.4 million plus any travel and miscellaneous expenses equally to Avista and Crestview. No management fees were paid to Crestview in 2015.

  Interest Expense

        Interest expense decreased $14.9 million, or 7%, in the year ended December 31, 2016, as compared to the year ended December 31, 2015. The decrease resulted from lower average outstanding debt and lower interest rates in connection with the refinancing of our Term B loans and the retirement of our higher interest rate Senior Subordinated Debt during the year ended December 31, 2016.

  Realized and Unrealized Gain on Derivative Instruments, Net

        Realized and unrealized gain on derivative instruments was $2.3 million and $5.6 million for the years ended December 31, 2016 and 2015, respectively. As we do not use hedge accounting for financial reporting purposes, the adjustments to fair value of our interest rate swaps and caps are recorded to earnings at the end of each reporting period. Our interest rate swap expired on July 1, 2016.

  Loss on Early Extinguishment of Debt

        In connection with our Sixth Amendment and Fifth Amendment to our Credit Agreement related to the refinancing of our Term B loans, we recorded a loss on extinguishment of debt of $16.8 million during the year ended December 31, 2016, representing the expensing of third-party arranger fees and write-off of unamortized deferred financing costs. Additionally, on December 18, 2016, September 15, 2016 and July 15, 2016, we made principal payments on our Senior Subordinated Notes and recorded a loss on extinguishment of debt in the amount of $21.2 million, representing early prepayment penalties and write-off of deferred financing costs.

        In connection with our May 21, 2015 Third Amendment refinancing of our Term B loans, we recorded a loss on extinguishment of debt, representing the expensing of prior deferred financing costs of $22.9 million during the year ended December 31, 2015.

  Other (Expense) Income, net

        Other income (expense), net increased $2.6 million for the year ended December 31, 2016 when compared to the same period ended December 31, 2015. During the year ended December 31, 2016, we sold our investment in Tower Cloud Inc. ("Tower Cloud") and recorded a gain on the sale of $2.2 million. In connection with the sale of our investment in Tower Cloud, we may realize future earn-out consideration over the next three years ranging from zero to $10.7 million, dependent upon Tower Cloud's ability to consummate certain transactions. There can be no assurances, however, that we will realize any of this future earn-out consideration.

  Income Taxes Benefit (Expense)

        The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

        As a result of the Restructuring, WOW! Finance became a single member LLC for U.S. federal income tax purposes. The Restructuring is treated as a change in tax status related to WOW! Finance, since a single member LLC is required to record current and deferred income taxes reflecting the results of its operations. We do not anticipate that the Restructuring will have any significant impact on future operating cash flows, however, as WOW! has NOL carryforwards that would significantly reduce any required prospective tax payments.

        The Company reported a total income tax benefit of $27.3 million during the fiscal year ended December 31, 2016. The change in WOW! Finance's tax status related to the Restructuring resulted in a deferred tax expense of $57.7 million during the fiscal year ended December 31, 2016. The $57.7 million consisted of $138.9 million in additional deferred tax liabilities that were required as a result of the change in tax status, $14.1 million in additional deferred tax liabilities that were recorded due to state income tax rate impacts and a deferred tax benefit of $95.3 million related to the removal of existing deferred tax liabilities attributable to the Company's investment in C corporation subsidiaries. In addition, as a result of the WOW! Finance's change in tax status, the Company recorded a deferred tax benefit of $103.6 million due to a reversal of a portion of its existing valuation allowance.

        At December 31, 2016, the Company had available federal NOL carryforwards of approximately $833.8 million that expire between 2023 and 2036. We expect to utilize between approximately $110 million and $130 million of our NOL carryforwards during 2017 due to the sale of our Lawrence system which closed on January 12, 2017, subject to finalization. Approximately $146.0 million of this NOL carryforward is subject to an annual utilization limitation under Section 382 due to one or more changes in ownership of Knology as of the date of the Company's acquisition of Knology in 2012. The Company has analyzed the potential Section 382 limitation on its NOL carryforwards and determined that, although $146.0 million of this carryforward relating to Knology is subject to an annual Section 382 limitation, based on the fair market value of Knology at the time of the Company's acquisition of Knology and Knology's NUBIG position, the NUBIG has resulted in a significant increase in the Company's annual Section 382 limitation. The NUBIG is determined based on the difference between the fair market value of Knology's assets and the tax basis of Knology's assets as of the ownership change date. Because of the existence of the NUBIG, the annual limitation imposed by Section 382 was significantly increased each year during the five-year period beginning on the date of the Section 382 ownership change (the "recognition period"). The increased annual limitation arising from the NUBIG is available on a cumulative basis during and after the recognition period following the Section 382 ownership change to offset taxable income. Accordingly, the Company expects that the Section 382 limitation relating to the $146.0 million of available NOL carryforwards will not result in any significant impacts on the Company's ability to utilize its NOL carryforwards to offset future taxable income nor will have significant impact on future operating cash flows.

        The Company also had various state NOL carryforwards totaling approximately $646.4 million. Unless utilized, the state carryforwards expire from 2018 to 2036. Of this amount, approximately $166.3 million is subject to an annual limitation due to an ownership change of the Company, as previously noted.

        The Company anticipates that the offering will result in an additional change of ownership under Section 382. The Company has analyzed the potential Section 382 impacts on its NOL carryforwards in the event of an additional Section 382 ownership change due to the offering and determined that, although it is likely there would be additional Section 382 limitation, based on the Company's anticipated fair market value and the Company's projected NUBIG position, a significant increase in the Company's projected Section 382 limitation would result. Accordingly, we believe that a prospective Section 382 limitation as a result of the offering will not result in any significant impacts on the Company's ability to utilize its NOL carryforwards to offset future taxable income nor will have significant impact on future operating cash flows.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
Revenue	$1,217.1	$1,264.3	$(47.2)	(4)%
Costs and expenses:
Operating (excluding depreciation and amortization)	678.6	737.0	(58.4)	(8)%
Selling, general and administrative	110.6	135.8	(25.2)	(19)%
Depreciation and amortization	221.1	251.3	(30.2)	(12)%
Management fee to related party	1.9	1.7	0.2	12%

	1,012.2	1,125.8	(113.6)	(10)%

Income from operations	204.9	138.5	66.4	48%
Other income (expense):
Interest expense	(226.0)	(237.0)	11.0	5%
Realized and unrealized gain on derivative instruments, net	5.6	4.1	1.5	37%
Gain on sale of assets	—	52.9	(52.9)	*
Loss on early extinguishment of debt	(22.9)	—	(22.9)	*
Other income (expense), net	(0.4)	3.4	(3.8)	(112)%

Loss before provision for income taxes	(38.8)	(38.1)	(0.7)	(2)%
Income tax benefit (expense)	(9.9)	10.8	(20.7)	*

Net loss	$(48.7)	$(27.3)	$(21.4)	(78)%

*
Not meaningful

  Revenue

        Revenue for the year ended December 31, 2015 decreased $47.2 million, or 4%, compared to revenue for the year ended December 31, 2014.

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
Residential subscription	$987.3	$1,038.2	$(50.9)	(5)%
Business services subscription	99.7	95.8	3.9	4%

Total subscription	1,087.0	1,134.0	(47.0)	(4)%
Other business services	24.0	24.6	(0.6)	(2)%
Other	106.1	105.7	0.4	*

	$1,217.1	$1,264.3	$(47.2)	(4)%

*
Not meaningful

        Total subscription revenue for the year ended December 31, 2015 declined $47.0 million, or 4%, compared to the year ended December 31, 2014. Of this decline, approximately $56.6 million was attributable to the disposition of the South Dakota systems on September 30, 2014. Excluding the impact of the disposition of our South Dakota systems, total subscription revenue decreased $53.9 million as a result of year over year reductions in average total RGUs. Offsetting these decreases was a $63.5 million increase in total subscription revenue as a result of increases in the ARPU of our customer base, which is calculated as subscription revenue for each of the HSD, Video and Telephony services divided by the average total RGUs for each service category for the respective period.

        The following table details subscription revenue and average RGUs by service offering for the years ended December 31, 2015 and December 31, 2014:

	Year Ended December 31,
	2015		2014		Change
	Subscription Revenue, $	Average RGUs	Subscription Revenue, $	Average RGUs	$	%
	(in millions)	(in thousands)	(in millions)	(in thousands)
HSD subscription	$351.9	720.2	$353.4	733.9	$(1.5)	*
Video subscription	547.4	591.1	557.1	664.5	(9.7)	(2)%
Telephony subscription	187.7	328.1	223.5	391.6	(35.8)	(16)%

	$1,087.0		$1,134.0		$(47.0)	(4)%

*
Not meaningful

        HSD subscription revenue decreased $1.5 million, which includes a $16.8 million decrease attributable to the disposition of our South Dakota systems on September 30, 2014. Excluding the impact of the disposition of our South Dakota systems, HSD subscription revenue increased by a net $10.4 million as a result of a year over year increase in average HSD RGUs and a net $4.9 million increase in HSD ARPU when compared to the prior year ended December 31, 2014.

        Video subscription revenue decreased $9.7 million, which includes a $19.8 million decrease attributable to the disposition of our South Dakota systems on September 30, 2014. Excluding the impact of the disposition of our South Dakota systems, Video subscription revenue decreased by a net $48.1 million as a result of year over year decreases in average Video RGUs. Offsetting these volume decreases was a net increase of $58.2 million as a result of year over year increases in Video ARPU.

        Telephony subscription revenue decreased $35.8 million, which includes a $19.9 million decrease attributable to the disposition of our South Dakota systems on September 30, 2014. Excluding the impact of the disposition of our South Dakota systems, Telephony subscription revenue decreased by a net $16.3 million as a result of year over year decreases in average Telephony RGUs. Partially offsetting these volume reductions was a net increase of $0.4 million as a result of year over year increases in Telephony ARPU.

  Operating Expenses (Excluding Depreciation and Amortization)

        Operating expenses (excluding depreciation and amortization) decreased $58.4 million, or 8%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. Approximately $31.0 million of this decrease is related to the sale of our South Dakota systems on September 30, 2014. In addition, operating expenses decreased by $10.0 million as a result of lower subscribers during the year ended December 31, 2015. The remaining $17.4 million decrease is primarily attributable to savings related to our reduction in workforce implemented during the fourth quarter of the fiscal year ended December 31, 2014 and from the efficiencies derived from operational and process enhancements we implemented during the fiscal year ended December 31, 2015. Programming costs for the year ended December 31, 2015 were $374.1 million, compared to $391.3 million for the year ended December 31, 2014, representing a decrease of $17.2 million, or 4%.

        A presentation of incremental contribution is included below but is a measure that is not recognized under GAAP.

        Incremental contribution is included herein because we believe that it is a key metric used by our management to assess the financial performance of the business by showing how the relative relationship of the various components of subscription services contributes to our overall consolidated historical results. Our management further believes that it provides useful information to investors in evaluating our financial condition and results of operations because the additional detail illustrates how an incremental dollar of revenue, by particular service type, generates cash, before any unallocated costs are considered, which we believe is a key component of our overall strategy and important for understanding what drives our cash flow position relative to our historical results. We believe that when evaluating our business, investors apply varying degrees of importance to the different types of subscription revenue we generate and providing supplemental detail on these services, as well as third party costs associated with each service, is useful to investors because it allows investors to better evaluate these aspects of our performance. Incremental contribution is defined by WOW! as the components of subscription revenue, less costs directly incurred from third parties in connection with the provision of such services to our customers.

        Incremental contribution is not made in accordance with GAAP and our use of the term incremental contribution varies from others in our industry. Incremental contribution has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP as it does not identify or allocate any other operating costs and expenses that are components of our Income from Operations to specific subscription revenues as we do not measure or record such costs and expenses in a manner that would allow attribution to a specific component of subscription revenue. Accordingly, incremental contribution should not be considered as an alternative to operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows, or as measures of liquidity.

        The following tables provide the most comparable GAAP measurements (i.e. Income from Operations) for the period ended December 31, 2015 and December 31, 2014:

	Year ended December 31,
(in millions)	2015	2014
Income from operations	$204.9	$138.5

        Incremental contribution for the years ended December 31, 2015 and December 31, 2014 are as follows:

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
HSD subscription revenue	$351.9	$353.4	$(1.5)		*
HSD expenses(1)	13.1	13.2	(0.1)		*

HSD incremental contribution	$338.8	$340.2	$(1.6)

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
Video subscription revenue	$547.4	$557.1	$(9.7)	(2)%
Video expenses(2)	374.1	391.3	(17.2)	(4)%

Video incremental contribution	$173.3	$165.8	$(7.4)

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
Telephony subscription revenue	$187.7	$223.5	$(35.8)	(16)%
Telephony expenses(3)	22.7	26.7	(4.0)	(1)%

Telephony incremental contribution	$165.0	$196.8	$(31.8)

*
Not meaningful.

(1)
HSD expenses represent costs incurred from third-party vendors related to maintaining our network and Internet connectivity fees.

(2)
Video expenses represent fees paid to content providers for programming.

(3)
Telephony expenses represent costs incurred from third-party providers for leased circuits, interconnectivity and switching costs.

        The following table provides a reconciliation of incremental contribution to Income from Operations, which is the most directly comparable GAAP measure, for the years ended December 31, 2015 and December 31, 2014:

	December 31,
(in millions)	2015	2014
Income from operations	$204.9	$138.5
Revenue (excluding subscription revenue)	(130.1)	(130.3)
Other non-allocated operating expense (excluding depreciation and amortization)(1)	268.7	305.8
Selling, general and administrative(1)	110.6	135.8
Depreciation and amortization(1)	221.1	251.3
Management fee to related party(1)	1.9	1.7

	$677.1	$702.8
HSD incremental contribution	338.8	340.2
Video incremental contribution	173.3	165.8
Telephony incremental contribution	165.0	196.8

Total incremental contribution	$677.1	$702.8

(1)
Operating expenses (other than third-party direct expenses excluding depreciation and amortization); Selling, general and administrative; depreciation and amortization; and management fees to related party are not allocated by product or location for either internal or external reporting.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased $25.2 million, or 19%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. Approximately $3.5 million of this decrease is related to the sale of our South Dakota systems on September 30, 2014. The remaining $21.7 million decrease is primarily attributable to the reduction in integration related expenses associated with our 2012 acquisition of Knology that were incurred during the fiscal year ended December 31, 2014.

  Depreciation and Amortization

        Depreciation and amortization expenses decreased $30.2 million, or 12%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014, primarily due to the sale of our South Dakota systems on September 30, 2014.

  Management Fee to Related Party

        We pay a quarterly management fee of $0.4 million plus any travel and miscellaneous expenses equally to Avista and Crestview. No management fees were paid to Crestview in 2015 or 2014.

  Interest Expense

        Interest expense decreased $11.0 million, or 5%, in the year ended December, 2015, as compared to the year ended December 31, 2014. This decrease resulted from lower outstanding debt and lower interest rates in connection with the refinancing of our Term B loans and a principal payment of $150.0 million made in May 2015.

  Realized and Unrealized Gain on Derivative Instruments, Net

        Realized and unrealized gain on derivative instruments, net, increased to a net gain of $5.6 million for the year ended December 31, 2015, as compared to a net gain of $4.1 million in the year ended December 31, 2014. As we do not use hedge accounting for financial reporting purposes, the adjustments to fair value of our interest rate swaps and caps are recorded to earnings at the end of each reporting period.

  Gain on Sale of Assets

        For the year ended December 31, 2014, we recorded a gain on sale of assets related to the disposition of our South Dakota systems (see Note 5 to our combined consolidated statements included elsewhere in this prospectus) totaling $52.9 million.

  Loss on Early Extinguishment of Debt

        In connection with our May 21, 2015 Third Amendment refinancing of our Term B loans, we recorded a loss on extinguishment of debt representing the expensing of prior deferred financing costs of $22.9 million during the twelve months ended December 31, 2015.

  Other Income (Expense), net

        Other income (expense), net decreased $3.8 million for the year ended December 31, 2015 when compared to the same period ended December 31, 2014. During the year ended December 31, 2014, we recorded a reduction to the contingent liability related to our Bluemile acquisition in the amount of $2.9 million.

  Income Taxes Benefit (Expense)

        The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

        The Company reported total income tax expense of $9.9 million during the fiscal year ended December 31, 2015 which included $16.4 million in deferred tax expense as a result of an increase in the valuation allowance.

        At December 31, 2015, the Company had available federal NOL carryforwards of approximately $797.6 million that expire between 2025 and 2035. Approximately $146.0 million of this NOL carryforward is subject to an annual utilization limitation under Section 382 due to one or more changes in ownership of Knology as of the date of the Company's acquisition of Knology in 2012. The Company has analyzed the potential Section 382 limitation on its NOL carryforwards and determined that, although $146.0 million of this carryforward relating to Knology is subject to an annual Section 382 limitation, based on the fair market value of Knology at the time of the Company's acquisition of Knology and Knology's NUBIG position, the NUBIG has resulted in a significant increase in the Company's annual Section 382 limitation. The NUBIG is determined based on the difference between the fair market value of Knology's assets and Knology's tax basis as of the ownership change date. Because of the existence of the NUBIG, the annual limitation imposed by Section 382 was significantly increased each year during the recognition period. The increased annual limitation arising from the NUBIG is available on a cumulative basis during and after the recognition period following the Section 382 ownership change to offset taxable income. Accordingly, the Company expects that the Section 382 limitation relating to the $146.0 million of available NOL carryforwards will not result in any significant impacts on the Company's ability to utilize its NOL carryforwards to offset future taxable income nor will have significant impact on future operating cash flows.

        The Company also had various state NOL carryforwards totaling approximately $656.1 million. Unless utilized, the state carryforwards expire from 2019 to 2035. Of this amount, approximately $151.6 million is subject to an annual limitation due to an ownership change of the Company, as previously noted.

Liquidity and Capital Resources

        On December 18, 2015, under a purchase agreement entered into by Parent, Avista and Crestview (the "Crestview Purchase Agreement"), Crestview's funds purchased units held by Avista and other unitholders, and made a $125.0 million primary investment in newly-issued units.

        On April 29, 2016, funds managed by Avista and Crestview made an additional $40.0 million investment in newly-issued membership units in our Parent.

        On January 12, 2016, June 29, 2016 and December 13, 2016, Parent contributed $25.0 million, $25.0 million and $73.0 million, respectively, to WOW! in connection with Crestview and Avista's primary investment in Parent. The proceeds were used to pay down the Senior Subordinated Notes and general corporate purposes.

        On July 15, 2016, we utilized existing cash balances and working capital funds to make a $69.7 million payment towards the 13.38% Senior Subordinated Notes. Such payment included a partial redemption totaling $46.9 million of the outstanding principal balance of the notes, call premium of $3.1 million and the payment of accrued interest on the notes of $19.7 million.

        On September 15, 2016, we redeemed an additional $159.1 million of outstanding principal of our 13.38% Senior Subordinated Notes. In addition to the principal redemption, we paid $10.7 million in call premium and $3.5 million in accrued interest.

        On December 18, 2016, we used the proceeds that were contributed down from the Parent, borrowed $10.0 million on our revolver and used existing cash balances to redeem our Senior Subordinated Notes in full. We paid $89.0 million in outstanding principal, $5.0 million in accrued interest and $6.0 million in a call premium in connection with such early retirement.

        At December 31, 2016, we had $129.5 million in current assets, including $30.8 million in cash and cash equivalents, and $251.0 million in current liabilities. Our outstanding consolidated debt and capital lease obligations aggregated $2,871.2 million, of which $22.7 million is classified as current in our consolidated balance sheet.

        On January 12, 2017, we consummated the divestiture of substantially all of the operating assets of our Lawrence, Kansas system to MidCo. In connection with the closing of this transaction, we received $213.0 million in net cash consideration.

        On March 20, 2017, we redeemed approximately $95.1 million of outstanding principal of our 10.25% Senior Notes using cash on hand. Following such redemption, $729.9 million in aggregate principal amount of 10.25% Senior Notes remain outstanding.

        At March 31, 2017, we had $173.6 million in current assets, including $86.5 million in cash and cash equivalents, and $207.3 million in current liabilities. Our outstanding consolidated debt and capital lease obligations aggregated $2,761.5 million, of which $22.3 million is classified as current in our condensed consolidated balance sheet as of such date.

        As of March 31, 2017, $131.7 million of proceeds from these transactions have been contributed to us while the remaining $11.4 million, net of accrued and paid transaction expenses, have been recorded to our Parent's balance sheet and have not been pushed down and reflected in our consolidated financial statements.

        We are required to prepay principal amounts under our Senior Secured Credit Facilities credit agreement if we generate excess cash flow, as defined in the credit agreement. As of March 31, 2017, we had borrowing capacity of $192.5 million under our Revolving Credit Facility and were in compliance with all our debt covenants. Accordingly, we believe that we have sufficient resources to fund our obligations and anticipated liquidity requirements in the foreseeable future.

Historical Operating, Investing and Financing Activities

  Operating Activities

        Net cash provided by operating activities increased $4.6 million from $26.2 million for the three months ended March 31, 2016 to $30.8 million for the three months ended March 31, 2017. The increase is primarily due to fewer payments toward payable and accruals due to timing of payments during the three months ended March 31, 2017, which is partially offset by a cash payment of $4.8 million for fees related to the extinguishment of debt.

        Net cash provided by operating activities decreased $17.0 million from $208.2 million for the year ended December 31, 2015 to $191.2 million for the year ended December 31, 2016. The decrease is primarily due to cash payments associated with fees for the early extinguishment of debt related to our refinancing activities for the year ended December 31, 2016 compared to the year ended December 31, 2015. Partially offsetting this decrease was an increase in operating income for the year ended December 31, 2016 compared to the year ended December 31, 2015.

        Net cash provided by operating activities increased $6.7 million from $201.5 million for the year ended December 31, 2014 to $208.2 million for the year ended December 31, 2015. The increase is due primarily to an increase in operating earnings and changes in operating assets and liabilities.

  Investing Activities

        Net cash provided by (used in) investing activities increased $199.3 million from $63.5 million cash used for the three months ended March 31, 2016 to $135.8 million cash provided by for the three months ended March 31, 2017. The increase is attributable to net cash proceeds from the sale of our Lawrence, Kansas system in the amount of $213.0 million. Partially offsetting this increase was an increase in capital expenditures of $15.6 million for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

        Net cash used in investing activities increased $88.9 million from $232.5 million cash used in investing activities for the year ended December 31, 2015 to $321.4 million cash used in investing activities for the year ended December 31, 2016. The increase is primarily due to our NuLink acquisition of $54.3 million. Capital expenditures were $287.5 million and $231.9 million for the years ended December 31, 2016 and 2015, respectively. The increase in capital expenditures is primarily due to our build out of our fiber network in our Midwest region and the resumption of our edge-out strategy. Partially offsetting these cash uses was a one-time sale of our investment in Tower Cloud Inc. of $17.7 million.

        Net cash provided by (used in) investing activities decreased $238.1 million from $5.6 million cash provided by investing activities for the year ended December 31, 2014 to $232.5 million cash used in investing activities for the year ended December 31, 2015. The decrease in cash provided by investing activities is due primarily to the receipt of cash proceeds of $262.0 million from the sale of our South Dakota systems during the year ended December 31, 2014. Partially offsetting this decrease was a $20.0 million decrease in our capital expenditures for the year ended December 31, 2015 compared to the same period ended December 31, 2014.

        Capital expenditures will continue to be driven primarily by customer demand for our services. In the event we may have higher-than-expected customer demand for our services, this would result in higher revenue and income from operations, but such increased demand could also increase our projected capital expenditures.

  Financing Activities

        Net cash provided by and used in financing activities decreased $130.5 million from $19.6 million cash provided by for the three months ended March 31, 2016 to $110.9 million cash used in for the three months ended March 31, 2017. During the three months ended, we made cash payments on our outstanding debt of $110.8 million compared to $5.4 million for the three months ended March 31, 2016. Adding to this decrease, we received a $25.0 million contribution from our Parent during the three months ended March 31, 2016.

        Net cash provided by (used in) financing activities increased $267.4 million from $173.0 million used in financing activities for the year ended December 31, 2015 to $94.4 million provided by financing activities for the year ended December 31, 2016. The increase for the year ended December 31, 2016 is primarily due to the additional $240.0 million of proceeds from the refinancing of our Term B loans plus a contribution from the Parent of $123.0 million. Adding to this increase was a pay down of $150.0 million on our Term B-1 loans during the year ended December 31, 2015. Partially offsetting these increases were additional payments and redemptions of approximately $295.0 million on our Senior Subordinated Notes during the year ended December 31, 2016.

        Net cash provided by (used in) financing activities decreased $212.9 million from $39.9 million provided by financing activities for the year ended December 31, 2014 to $173.0 million used in financing activities for the year ended December 31, 2015. The change is primarily due to the payment of $150.0 million on our Term B and Term B-1 loans in May 2015 associated with the refinancing of our Term B Loans.

  Contractual Obligations

        We have obligations to make future payments for goods and services under certain contractual arrangements. These contractual obligations secure the future rights to various assets and services to be used in the normal course of our operations. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the accompanying consolidated balance sheet. The long term debt obligations are our principal payments on cash debt service obligations. Capital lease obligations are future lease payments on certain video equipment and vehicles. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2016.

        The following table summarizes certain of our obligations as of December 31, 2016 and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payment due by period
	Total	2017	2018 - 2019	2020 - 2021	Thereafter
Long term debt obligations	$2,889.2	$30.7	$872.3	$41.4	$1,944.8
Fixed-rate interest(1)	253.7	84.6	169.1	—	—
Capital lease obligations	4.9	2.2	2.3	0.4	—
Operating lease obligations(2)	28.8	7.7	11.9	5.7	3.5

Total	$3,176.6	$125.2	$1,055.6	$47.5	$1,948.3

(1)
The fixed rate interest payments included in the table above assumes that our fixed-rate Notes outstanding as of December 31, 2016 will be held to maturity. Interest payments associated with our variable-rate debt have not been included in the table. Assuming that our $2,059.8 million of variable-rate Senior Secured Credit Facilities as of December 31, 2016 are held to maturity, and utilizing interest rates in effect at December 31, 2016, our annual interest payments (including commitment fees and letter of credit fees) on variable rate Senior Secured Credit Facilities as of December 31, 2016 are anticipated to be approximately $94.6 million for fiscal year 2017, $212.8 million for fiscal years 2018-2019, $225.3 million for fiscal years 2020-2021 and $192.5 million thereafter. The future annual interest obligations noted herein are estimated only in relation to debt outstanding as of December 31, 2016.

(2)
In addition to the above operating lease obligations, we also rent utility poles used in our operations. Generally, pole rentals are cancellable on short notice, but we anticipate that such rentals will recur. Rent expense for pole rental attachments was approximately $6.7 million, $8.0 million and $7.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Quantitative and Qualitative Disclosures About Market Risk.

        Our exposure to market risk is limited and primarily related to fluctuating interest rates associated with our variable rate indebtedness under our Senior Secured Credit Facility. As of March 31, 2017, borrowings under our Term B Loans and Revolving Credit Facility bear interest at our option at a rate equal to either an adjusted LIBOR rate (which is subject to a minimum rate of 1.00% for Term B Loans) or an ABR (which is subject to a minimum rate of 1.00% for Term B Loans), plus the applicable margin. The applicable margin for the Term B Loans is 3.50% for adjusted LIBOR loans and 2.50% for ABR loans. The applicable margin for borrowings under the Revolving Credit Facility is 3.50% for adjusted LIBOR loans and 2.50% for ABR loans. A hypothetical 100 basis point (1%) change in LIBOR interest rates (based on the interest rates in effect under our Senior Secured Credit Facility as of March 31, 2017) would result in an annual interest expense change of up to approximately $20.5 million on our Senior Secured Credit Facility.

OUR BUSINESS

Company Overview

        We are the sixth largest cable operator in the United States ranked by number of customers as of December 31, 2016. We provide HSD, Video, Telephony and business-class services to a service area that includes approximately 3.0 million homes and businesses. Our services are delivered across 19 markets via our advanced HFC cable network. Our footprint covers over 300 communities in the states of Alabama, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Ohio, South Carolina and Tennessee. Led by our robust HSD offering, our products are available either as a bundle or as an individual service to residential and business services customers. As of March 31, 2017, 780,100 customers subscribed to our services. All statistical and operating information in this section gives effect to the acquisitions of Bluemile, Anne Arundel Broadband and NuLink and the divestitures of the South Dakota systems and Lawrence, Kansas system, except as otherwise noted. For additional detail on these transactions, see "Prospectus Summary—Summary Historical Combined Consolidated Financial Data."

        We believe we have one of the most technologically advanced, fiber-rich networks in our service areas, with approximately 11,500 route miles of intra- and inter-market fiber and approximately 33,500 miles of coaxial cable. We have designed our network with the goal of maximizing Internet speeds and accommodating future broadband demand. Our all-digital HFC infrastructure operates with a bandwidth capacity of 750 Mhz or higher in 97% of our footprint and is upgradeable to 1.2 Ghz throughout. All of our new communities are built with a capacity of 1.2 Ghz. Our HFC network is fully upgraded with DOCSIS 3.0 and is capable of being upgraded to DOCSIS 3.1 in all of our markets. According to CableLabs, a non-profit innovation and research and development lab founded by members of the cable industry, DOCSIS 3.1 technology has the capacity to support network speeds up to 10 Gbps downstream and up to 1 Gbps upstream. We serve an average of 310 homes per node, enabling us to deliver quality HSD service and the capability to provide broadband speeds of 1 Gbps and higher. Our HFC network consists of a high-bandwidth, multi-use service provider backbone, which allows us to centrally source data, voice and video services for both residential and business traffic. We believe the quality and uniform architecture of our next-generation network is a competitive advantage that enables us to offer high-quality broadband services that meet our current and future customers' needs without incurring significant upgrade capital expenditures.

        We operate primarily in economically stable suburbs that are adjacent to large metropolitan areas as well as secondary and tertiary markets, which we believe have favorable competitive and demographic profiles and include businesses operating across a range of industries. We benefit from the ability to augment our footprint by pursuing edge-outs to increase our addressable market and grow our customer base. We have historically made selective capital investments in edge-outs to facilitate growth in residential and business services. Additionally, we provide a range of services to small, medium and large businesses within our footprint, and we believe we have the opportunity to grow our business services market share with our robust product suite.

Attractive Markets with Favorable Competitive Dynamics

Note: "RGUs" represent Revenue Generating Units.

        We are focused on efficient capital spending and maximizing Adjusted EBITDA through an Internet-centric growth strategy while maintaining a profitable video subscriber base. Based on its per subscriber economics, we believe that HSD represents the greatest opportunity to drive increased profitability across our residential and business markets. According to Cisco, North America has experienced significant growth in bandwidth usage in recent years, driven primarily by (i) OTT viewership trends, (ii) a proliferation of connected devices, and (iii) increased customer demand for high-bandwidth business applications, including cloud computing. We believe our superior network infrastructure provides an efficient, scalable platform to meet our current and future customers' needs and deliver services as demand for bandwidth continues to increase. Data compiled by Kagan demonstrates that cable operators have enjoyed an increasing share of new broadband subscribers since 2010, while telephone companies have seen their share of these customers decline year over year. Also based on data compiled by Kagan, from the quarter ended June 30, 2015 through the quarter ended September 30, 2016, the cable industry has captured in excess of a 95% share of wired broadband net subscriber growth in each quarter. We believe the cable industry's net broadband share growth is indicative of a superior product offering relative to other HSD technologies, such as DSL network architecture often utilized in whole or in part by telephone companies.

Our History

        Since commencing operations in 2001, our focus has been to offer a competitive alternative cable service and establish a brand with a strong market position. We have scaled our business through (i) organic subscriber growth and increased penetration within our existing markets and footprint, (ii) edge-outs to grow our footprint, (iii) upgrades to introduce enhanced broadband services to networks we have acquired, (iv) entry into business services, with a broad range of HSD, Video and Telephony products, and (v) acquisitions and integration of cable systems.

WOW!'s Evolution Over Time

        After a period of strong growth from 2001 through 2011, we shifted our focus to integrating our acquisitions and strengthening our product offering. Debt service costs associated with the Knology acquisition and capital expenditures necessary for network priorities and integration limited further investment in edge-outs and other growth opportunities through 2015. Through organic growth, normalization of capital expenditures, de-levering and interest cost reduction, we have increased free cash flow generation and renewed our focus on edge-outs and business services. As a result of a stronger balance sheet, we believe we are better positioned to accelerate our growth investments in a meaningful way going forward. The investments we have made in our platform have resulted in overall customer and HSD subscriber growth for the year ended December 31, 2016.

Our Service Offerings

        We offer a complete portfolio of HSD, Video, Telephony and business services products in all of our markets. Our products are available both on an individual and bundled basis across a variety of service tiers tailored to our customers' needs. We have an Internet-centric strategy that focuses on the growth of high-margin HSD subscribers while maintaining the profitability of Video customers.

        A summary of our service offerings is as follows:

Data Services

        As a result of evolving consumer preferences, we are experiencing an increase in customers who purchase HSD-only products. We have made significant investments in our operating platform to offer high-quality HSD services, including speed tiers that allow simultaneous usage of several connected devices in a single household and support high definition ("HD") video streaming. We offer HSD speed tiers up to 500 Mbps in 94% of our footprint with the capability to offer 1 Gbps or more in all of our markets. In the fourth quarter of 2016, we launched a 1 Gbps offering in four of our markets, with additional market launches planned for 2017 in our edge-out communities. As of March 31, 2017, we served approximately 729,000 HSD customers, representing approximately 23.9% penetration of our homes passed. Over the twelve months ended February 28, 2017, our average monthly Internet speed ranking was second out of 62 cable, fiber, DSL, wireless and satellite Internet service providers, or ISPs, according to Netflix's USA ISP Speed Index.

Video Services

        We offer our customers a full array of video services and programming choices. Our Video services include Basic Cable Service, which generally consists of local broadcast television and local community programming, and Digital Cable Service, which offers over 275 channels of digital programming. We offer a full suite of digital video offerings including high-definition TV, DVR and VOD. In approximately 79% of our footprint, we also offer our "Ultra" video product, which is a technologically advanced, IP enabled, whole-home DVR solution that integrates traditional linear video, an advanced user interface and direct access to OTT content, such as Netflix and other applications. As of March 31, 2017 we served approximately 474,000 Video customers, representing approximately 15.6% penetration of our homes passed.

Telephony Services

        We provide residential voice services using VoIP. Our Telephony services include local area calling plans, unlimited local and long-distance plans, caller ID and other features. As of March 31, 2017 we served approximately 243,000 Telephony customers, representing approximately 8.0% penetration of our homes passed.

Business Services

        Our broadband network also supports services for small, medium and large businesses within our footprint. We offer our traditional bundled products as well as products that meet the more complex HSD and telephony needs of small, medium and large businesses within our footprint. Our fiber-based services include enhanced telephony services, data speeds of up to 10 Gbps and office-to-office metro Ethernet services, which provide a secure and managed connection between customer locations. We have introduced our Hosted Voice product offering, which can replace customers' legacy private branch exchange ("PBX") products with newer services that offer more flexible features at a lower cost. In addition, we offer SIP trunking services, which are delivered over our fiber services network and terminated via an Ethernet connection at the customer's premise. We have a robust portfolio of colocation infrastructure services, cloud computing, managed backup and recovery services. We serve our business services customers from local customer service offices and network support 24 hours a day, seven days a week.

Our Systems and Markets

        Our systems serve the Midwestern and Southeastern United States. As of March 31, 2017, these networks passed approximately 3.0 million homes and businesses and served approximately 780,100 total customers, reflecting a total customer penetration rate of approximately 25.6%.

        An overview of our markets as of December 31, 2016 is shown below:

Market(1)(2)	Homes Passed	Network Miles < 750 MHz	Network Miles 750 to 859 MHz	Network Miles > 860 MHz	Total Network Miles
Detroit, MI	670,865	—	5,396	633	6,029
Chicago, IL	472,432	—	2,856	347	3,203
Columbus, OH	416,829	—	4,259	352	4,611
Pinellas, FL	281,281	—	3,372	—	3,372
Cleveland, OH	172,877	—	1,154	665	1,819
Huntsville, AL	121,628	—	1,808	34	1,842
Baltimore, MD	111,605	—	1,225	—	1,225
Montgomery, AL	103,164	—	1,258	—	1,258
Evansville, IN	100,733	—	—	1,218	1,218
Augusta, GA	92,675	—	1,296	—	1,296
Charleston, SC	89,544	—	1,187	—	1,187
Lansing, MI	87,907	1,000	702	300	2,002
Columbus, GA	82,992	—	1,013	—	1,013
Panama City, FL	76,089	—	936	—	936
Knoxville, TN	46,542	—	647	—	647
Newnan, GA	35,723	—	820	—	820
Dothan, AL	31,837	—	525	—	525
West Point, GA	17,835	—	322	—	322
Auburn, AL	13,731	—	171	—	171

	3,026,289	1,000	28,946	3,548	33,495

(1)
Excludes our Lawrence, Kansas system which we divested on January 12, 2017.

(2)
Our customers are generally located within suburban areas adjacent to the above markets.

Our Strengths

        We believe the following core competitive strengths enable us to differentiate ourselves:

  Technologically Advanced Platform that Underpins our Competitive Advantage

        Our all-digital, fiber-rich HFC network has a bandwidth capacity of 750 Mhz or higher in 97% of our footprint and is upgradeable throughout the network to 1.2 Ghz to accommodate future broadband demand. The infrastructure is currently operating on DOCSIS 3.0, is capable of being upgraded to DOCSIS 3.1 and serves approximately 310 homes per node. We offer HSD speeds up to 500 Mbps in 94% of our footprint with the capability to offer 1 Gbps or more in all of our markets. In the fourth quarter of 2016, we launched a 1 Gbps offering in four of our markets, with additional market launches planned for 2017 in our edge-out communities. Over the twelve months ended February 28, 2017, our average monthly Internet speed ranking was second out of 62 cable, fiber, DSL, wireless and satellite ISPs, according to Netflix's USA ISP Speed Index.

        We offer a full suite of digital video services, including VOD, high-definition video and DVR. In approximately 79% of our footprint, we also offer our "Ultra" video product, which is a technologically advanced, IP enabled, whole-home DVR solution that integrates traditional linear video, an advanced user interface and direct access to OTT content, such as Netflix and other applications.

        Our technologically advanced network enables us to provide business services customers with a broad portfolio of carrier-class data and voice services, including Direct Internet Access, Ethernet over fiber and HFC, virtual private networks, VoIP solutions, wholesale fiber connectivity, cell backhaul solutions, disaster recovery, cloud back-up and SIP and PRI trunking services. Our advanced business services product offering continues to evolve, as we leverage our investment in next generation software enabled infrastructure to launch new services such as a full suite of managed and other virtual services.

        We expect future network-related capital expenditures to be generally stable. We believe that our flexible network architecture will allow us to meet our current and future customers' needs without incurring significant upgrade capital expenditures.

  Value-Accretive Edge-Outs

        We have a proven track record of successful edge-outs. Through network extensions to adjacent communities and increased customer penetration levels over time within these communities, we have increased the number of residential and business services customers that we serve. For the year ended December 31, 2016, we added approximately 8,900 customers from our edge-outs activated in 2016. We have experienced success in this strategy by targeting communities that we believe possess attractive demographic and competitive profiles, making capital-efficient decisions and leveraging our existing operating infrastructure. We have identified a large number of communities near our footprint for edge-out expansion, and believe edge-out expansion has a self-perpetuating effect as each community adjacent to a new edge-out investment presents further expansion opportunities.

        Between 2008 and 2012, we extended our network to over 100,000 new homes passed through edge-outs. During 2016, we expanded our network footprint by approximately 38,000 homes passed in five markets and achieved average customer penetration levels of 23% over an average activation period of 157 days as of December 31, 2016. The edge-outs that we activated in 2016 are continuing to experience net additions, and we expect an increase in penetration levels as they reach full maturity. We continue to selectively evaluate and invest in edge-out opportunities within our markets and believe we are well-positioned based on our historical track record of success in edge-out expansion.

  Business Services Capabilities

        We offer integrated solutions for businesses, including Direct Internet Access, Ethernet over fiber and HFC, hosted and on-premise VoIP solutions, metro Ethernet services, wholesale fiber connectivity, cell backhaul solutions and SIP and PRI trunking services. Recognizing the opportunity in our markets, we have built the necessary infrastructure, processes and sales and support organizations to scale our business services offering. Supported by our robust network, we have developed a full suite of products for small, medium and large businesses within our footprint, including enhanced telephony services and data speeds of up to 10 Gbps. We have built a consistent sales practice across our business services organization while ensuring product competitiveness and local knowledge to drive market share gain. We utilize multiple distribution channels, including direct sales, wholesale and indirect sales to capture opportunities across a variety of customer segments. Additional products within our portfolio include virtual private networks, a complete line of colocation infrastructure, cloud computing, managed backup and disaster recovery services.

        We have also made significant investments in our fiber network in the Chicago area. Since 2014, we have constructed approximately 1,200 miles of fiber in this market, providing connectivity to more than 500 macro and small cell sites as part of a fiber construction project for a leading wireless carrier. While a meaningful portion of the fiber network in this area is under a long-term contract to this carrier, there is significant capacity on the network that we expect will support future growth. As a result, we believe there is considerable embedded value in this asset.

        Strong execution has supported our business services expansion to date and will enable us to execute on our growth strategy. We have built substantial scale within our platform, with business services revenues of $154.7 million and $123.7 million for the years ended December 31, 2016 and

December 31, 2015, respectively. Excluding pass-through revenues related to our Chicago fiber construction project of $13.7 million and $0.3 million in 2016 and 2015, respectively, for the year ended December 31, 2016 business services revenues grew 14.3% from the year ended December 31, 2015.

  Attractive Geographic Footprint and Favorable Competitive Dynamics

        Our customers are located primarily in economically stable suburbs adjacent to large metropolitan areas, as well as secondary and tertiary markets, in the Midwest and Southeast United States. Our typical market possesses what we believe to be an advantageous mix of size and geographical position with favorable competitive dynamics and demographics, and includes a number of businesses operating across a range of industries. We believe our network footprint insulates us from heightened competition typical of major metropolitan centers. In addition, the diversity of WOW!'s geographic footprint enables us to mitigate the impact of economic downturns our business could face in a particular region.

        Within our geographical areas, we believe we are typically one of the top two providers of HSD and Video services. We have a proven track record of winning customers from other operators by providing superior HSD product offerings, focusing on local marketing efforts, offering competitive pricing and delivering strong customer service while leveraging our advanced network.

        Based on homes passed, we estimate approximately 53% and 39% of our footprint overlaps with Comcast Corp. and Charter, respectively. We estimate systems formerly owned by Time Warner Cable and Bright House Networks (recently acquired by Charter) overlap with approximately 33% of our homes passed. We believe competitive dynamics with telephone companies are favorable in our markets. We estimate that AT&T Corp's U-verse offering is available in approximately 63% of our footprint based on homes passed. We believe competitive dynamics with AT&T U-verse are favorable for WOW!, as AT&T U-verse's network architecture is a mix of fiber and DSL in several markets. Competition from Verizon FiOS and Frontier Communications is estimated to be 3.5% and 2.7% of our overall footprint, respectively.

  Strong Financial Performance Benefiting from the Mix Shift to HSD

        Our margin profile is driven by an increase in HSD revenues, which benefit from higher margins and our focus on preserving the profitability of our Video customers, which has resulted in increases in Video ARPU. For the year ended December 31, 2016, HSD revenues represented approximately 30.2% of our total revenues and 45.4% of our incremental contribution. In comparison, Video represented 44.2% of our total revenues and 23.9% of our incremental contribution over the same period. High content costs associated with the distribution of Video services are the key driver of the increasing divergence in profitability of HSD and Video. As a result of our continued customer mix shifting to HSD, we believe we will benefit from higher free cash flow conversion and margin expansion because HSD requires lower capital expenditures and operating expenses relative to Video.

        For the year ended December 31, 2016, we generated Revenue of $1,237.0 million, which represented a reduction of $27.3 million over the year ended December 31, 2014. The Company completed certain key acquisitions and divestitures during the two-year period ended December 31, 2016 which impacted reported Revenues. For the year ended December 31, 2016, we generated approximately $1,208.4 million of Revenue Including Acquisitions and Dispositions, which represented an increase of $22.1 million, or 0.9%, on an annualized basis over the year ended December 31, 2014. See "Prospectus Summary—Summary Historical Combined Consolidated Financial Data" for a reconciliation of Revenue to Revenue Including Acquisitions and Dispositions.

  Operating Philosophy Founded on a Superior Customer Experience

        We compete strategically by adhering to our operating philosophy, which is: "To deliver an employee and customer experience that lives up to our name." The ongoing pursuit of this philosophy has a strong foundation in the WOW! culture that has been cultivated over time and focuses our organization on four core values: (i) respect: treat others as you wish to be treated; (ii) integrity: choose to do what is right; (iii) servanthood: embracing the attitude and honor of serving others rather than being served; and (iv) ownership: act with thought and a focus on the collective good.

        We believe that servanthood in particular is unique to WOW! and exemplifies our commitment to the customer experience—that "how" we treat our customers is just as important as "what" we provide them and ultimately is how we earn customer loyalty. This mindset is what drives our operating philosophy and we believe compels employees and customers alike to choose WOW!.

  Strong and Experienced Management Team

        Our management team is comprised of senior executives who have significant experience in the telecommunications industry, with an average tenure of seven years with the Company and approximately 24 years of relevant industry experience. Our management team has collaborated to establish WOW!'s unique culture and execute on the Company's operating philosophy and commitment to the customer experience. The team's track record of success has translated into numerous independent awards and recognitions. We have been (i) ranked highest in customer satisfaction by J.D. Power and Associates 21 times in the last twelve years, (ii) rated highest by Consumer Reports fifteen times in the last eight years, and (iii) recognized by PC Magazine with the Reader's Choice Award five times in the last six years. Our management team has substantial experience in deploying new products and services and has successfully guided WOW! through various business cycles. In addition, our management team has considerable experience in successfully identifying and completing edge-outs and acquiring and integrating cable assets.

Our Strategy

        The key components of our strategy are as follows:

  Focus on Highly Profitable Internet-Centric Products

        Driven by the increased Internet needs of our customers, we believe we will continue to experience strong demand for HSD services within our markets. The growth of bandwidth-intensive applications, such as mobile and social media applications, OTT video and cloud-based computing, and the proliferation of connected devices, are expected to continue to drive rapidly-increasing consumption of data. We intend to capitalize on these favorable industry trends by continuing to focus on HSD customer growth via increased penetration, driving a greater mix shift toward higher-margin HSD and business services products and transitioning customers to higher-priced HSD speed tiers. While we will continue to provide a robust Video product to satisfy the needs of our bundled customers, our strategy is to maintain profitability by increasing Video pricing in the face of rising content costs. For customers who value the Video product, our marketing approach is to drive adoption of HSD-centric bundles.

        The growth of our HSD business is driven by our ability to offer a range of speeds, packaged and bundled at a competitive value and provisioned to deliver a consistent and high-quality experience. We provide market-leading speed tiers of 10 Mbps, 100 Mbps, 500 Mbps and 1 Gbps. This "good, better, best" approach provides competitive speed and price-value differentiation while simplifying the overall customer value proposition. Our fiber-rich HFC network is fully DOCSIS 3.1-capable, allowing us to remain highly competitive as our customers' bandwidth needs evolve. In addition, we believe that new product development of HSD-adjacent services provides an opportunity for additional growth. Our existing infrastructure enables us to drive new product development initiatives, which could include home security, home automation and other Internet of Things services in the future.

  Accelerate Investment in Highly Accretive Network Edge-Out Builds

        We believe edge-outs are an attractive investment opportunity available to WOW!. We have a track record of successfully identifying and expanding our network in a cost-effective manner to new communities and acquiring residential and business services customers. We believe that capital expenditures and operating costs for edge-outs are inherently lower relative to a new greenfield build because we are able to leverage our existing infrastructure and operating platforms to extend our network to communities adjacent to and near our existing footprint. Management evaluates potential edge-out opportunities based on the expected average acquired customer's annual Adjusted EBITDA contribution from such projects relative to the anticipated required capital expenditures. An edge-out project generally consists of a construction phase of twelve months or less, during which we incur capital expenditures. As the edge-out project is completed and we begin providing services to customers, we generally increase customer penetration and the average investment per acquired customer declines. Based on edge-outs activated in 2016 and customer penetration through December 31, 2016, our average capital expenditures per acquired customer represent a mid-single digit multiple of our average customer's annual Adjusted EBITDA contribution. As our edge-outs mature, penetration generally increases over time, and as a result, we expect this multiple to decrease.

        We continue to evaluate new opportunities for edge-outs to increase our residential and business footprint. Edge-outs are expected to add approximately 72,000 homes passed in 2017, and we have identified additional edge-out opportunities that we expect will be prioritized and built over the next several years. We believe that the overall edge-out opportunity within our network extends beyond what we have identified and will continue to expand as we gain access to new adjacent communities.

  Drive Growth in Business Services Market Opportunity

        We believe that business services represent a substantial growth area for WOW! and we have made significant investments in our network and product capabilities to address these opportunities. We believe that we have a significant market penetration growth opportunity in several of our markets, including those in the Midwest and Florida, and that our advanced network positions us to capitalize on the substantial business services opportunity within our footprint. We believe we have developed the product suite and sales expertise to continue to gain share with the small, medium and large businesses we target within our footprint. We estimate there is an approximately $1.3 billion addressable revenue opportunity across our markets. We believe that a substantial part of our target customer base is served by legacy DSL technologies, creating a clear competitive advantage and market opportunity for our HFC-based cable HSD services. We have built substantial scale within our platform, with business services revenues of $154.7 million and $123.7 million for the years ended December 31, 2016 and December 31, 2015, respectively. Excluding pass-through revenues related to our Chicago fiber construction project of $13.7 million and $0.3 million in 2016 and 2015, respectively, for the year ended December 31, 2016 business services revenues grew 14.3% from the year ended December 31, 2015. We design our networks with additional capacity so that increased bandwidth can be deployed economically and efficiently, allowing us to address our current and future customers' demand. We believe that our robust, customer-centric solutions, experienced sales organization and strong product capabilities have supported our expansion in the business services market and will help us execute on our growth strategy.

  Accelerate Free Cash Flow Generation

        We believe we will achieve accelerating free cash flow generation, which will allow us to continue to pursue enhanced, disciplined levels of investment in our edge-out and business services investment opportunities. We expect growth in income from operations and Adjusted EBITDA to exceed revenue growth over time, benefiting from the mix shift to HSD, the transition of customers to higher-priced HSD speed tiers and the management of Video customer profitability. We also expect the mix shift to drive a reduction in our capital expenditures relative to our revenues over time. We expect our near-term federal corporate income tax payments to be minimal given our federal NOL balance of $833.8 million as of December 31, 2016. See "Risk Factors—Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations."

  Continue Identifying and Successfully Integrating Acquisitions

        We expect to evaluate and pursue opportunistic tuck-in acquisitions. We have acquired six cable companies since 2006. We believe that we have consistently demonstrated an ability to acquire and integrate companies, realize cost synergies and increase the profitability of these businesses post-close. We have pursued these acquisitions for a variety of reasons including: (i) geographic diversity and increased scale; (ii) expansion of WOW!'s network through tuck-ins of smaller adjacent systems; (iii) value creation via upgrading and streamlining undermanaged systems; (iv) enhancement of our business services capabilities; and (v) cost rationalization.

        For example, our acquisition of Sigecom in 2006 (i) expanded WOW!'s footprint into the Evansville, Indiana market, (ii) increased WOW!'s business services presence, and (iii) generated significant cost savings by leveraging Sigecom's infrastructure and expertise, which provided an in-house telephony switch solution throughout our network. Our acquisition of Knology in 2012 provided incremental scale, geographic and competitive diversification and allowed us to consolidate a clustered footprint in the Midwest and Southeast. Most recently, our acquisition of NuLink added approximately 34,000 homes and businesses near WOW!'s existing Georgia footprint, with attractive demographics and meaningful edge-out and business services opportunities given its proximity to Atlanta.

        We believe our acquisition track record provides us with an advantage in future consolidation opportunities. We will continue to evaluate and pursue future acquisition opportunities based on the quality of underlying assets, fit within our existing business, opportunity to expand our network and the ability to create value through the realization of cost efficiencies.

  Operating Philosophy Driving Differentiation in Customer Experience

        Our philosophy is to deliver an employee and customer experience that is consistent with the WOW! name. We are a company comprised of people who derive satisfaction from taking care of each other and our customers. As a result, there is heightened awareness and understanding among our team that it is our employees who ultimately are WOW!'s greatest strategic asset. Our approximately 3,000 employees are brand ambassadors across the communities we serve.

        Our purposeful focus on creating a thriving WOW! culture is all for the benefit of our customers. We have established an enduring record of delivering award-winning customer service and satisfaction. Recognition by a variety of independent third parties, including J.D. Power and Associates, Consumer Reports and PC Magazine, has helped create a winning, competitive spirit amongst employees that drives our success.

Our Interactive Broadband Network

        Our network underpins the implementation of our operating strategy, allowing us to meet our current and future customers' needs without incurring significant upgrade capital expenditures. In addition to providing high capacity and scalability, our network has been specifically engineered with the following features:

  •
  redundant fiber routing, which enables the rapid, automatic redirection of network traffic in the event of a fiber cut;

  •
  back-up power supplies in our network, which ensure continuity of our service in the event of a power outage; and

  •
  network monitoring to the customer premise for all HSD, Video and Telephony services.

Technical Overview

        Our interactive broadband network consists primarily of an advanced hybrid fiber-coaxial cable network. Fiber-optic cable is a communications medium that uses glass fibers to transmit signals over long distances with minimal signal loss or distortion. In most of our network, our system's main high capacity fiber-optic cables connect to multiple nodes throughout our network. These nodes are connected to individual homes and buildings by coaxial cable and are shared by a number of customers. We have sufficient fibers in our cables to subdivide our nodes if growth so dictates. Our network has excellent broadband frequency characteristics and physical durability, which is conducive to providing HSD, Video and Telephony transmission.

        Our network is designed with redundant fiber-optic cables. Our fiber rings are "self-healing," which means that they provide for very rapid, automatic redirection of network traffic so that our service will continue even if there is a single point of failure on a fiber ring.

        We distribute our services from locations called hub sites, each of which is equipped with a generator and battery back-up power source to allow service to continue during a power outage. Additionally, individual nodes that are served by hubs are equipped with back-up generators or batteries. Our redundant fiber-optic cables and network powering systems allow us to provide circuit-based telephony services consistent with industry reliability standards for traditional telephone systems.

        We monitor our network 24 hours a day, seven days a week from our network operations center in Naperville, Illinois. Technicians in each of our service areas schedule and perform installations and repairs and monitor the performance of our interactive broadband network. We actively maintain the quality of our network to minimize service interruptions and extend the network's operational life.

High-Speed Data Services

        We provide Internet access using high-speed cable modems in the same way customers receive Internet services over modems linked to local telephone networks. We provide our customers with a high level of data transfer rates through multiple peering arrangements with tier-one Internet facility providers.

Video Services

        Our network is designed for an analog and digital two-way interactive transmission with fiber-optic cable carrying signals from the headend to hubs and to distribution points (nodes) within our customers' neighborhoods, where the signals are transferred to our coaxial cable network for delivery to our customers.

Telephony Services

        We offer Telephony services over our broadband network, which interconnects with those of other local phone companies. We install either a network interface box outside a customer's home or an Embedded Multimedia Terminal Adapter in the home to provide dial tone service. In addition, we serve the majority of our Telephony customers with VoIP switching technology. This newer architecture allows for the same enhanced custom calling services as traditional time division multiplexing switching systems, as well as additional advanced business services, such as session initiation protocol, hosted PBX services and other services.

Business Services

        In addition to the HSD, Video and Telephony services outlined above, we utilize our network to provide other business services, including SIP and PRI trunking services, web hosting, metro Ethernet and wireless backhaul services. We also provide advanced colocation and cloud infrastructure services, including private cage or cabinet with high-availability power, virtual and physical compute, high-performance storage, dedicated firewall/load balancers, private virtual local area network segmentation, disaster recovery to the cloud and backup and archive as a service.

Programming

        We purchase some of our programming directly from the program networks by entering into affiliation agreements with the programming suppliers. We also benefit from our membership with the National Cable Television Cooperative ("NCTC"), which enables us to take advantage of volume discounts. As of December 31, 2016, approximately 60% of our programming was sourced from the NCTC, which also handles our contracting and billing arrangements for this programming.

Competition

High-Speed Data Services

        We primarily compete against other cable television companies, ILECs that provide dial-up and DSL services and other wireless Internet access services to provide consumers with data services. Competitors' HSD offerings also include a range of services from DSL to gigabit Ethernet. Our competitors primarily provide services over traditional telephone networks or broadband data networks. By contrast, our services are offered over pure and hybrid fiber network connections. Our additional services include spam filtering, email, private web space, online storage and customizable news and entertainment content. Importantly, we compete against other data service providers by offering high-quality HSD services and a differentiated customer service experience.

Video Services

        Cable television systems are operated under non-exclusive franchises granted by local authorities, which may result in more than one cable operator providing Video services in a particular market. Our cable competitors currently include Charter, Comcast and Mediacom. We also encounter competition from direct broadcast satellite systems, including DirecTV and Dish Network, that transmit signals to small dish antennas owned by the end-user.

        The Telecommunications Act of 1996 (the "1996 Act") eliminated many restrictions on local telephone companies offering video programming and we face competition from those companies. AT&T, CenturyLink, Frontier and Verizon currently provide video services to homes in portions of our markets. We also compete with systems that provide multichannel program services directly to hotel, motel, apartment, condominium and other multi-unit complexes through a satellite master antenna—a single satellite dish for an entire building or complex.

        Cable television distributors may, in some markets, compete for customers with other video programming distributors and other providers of entertainment, news and information. Alternative methods of distributing video programming offered by cable television systems include OTT business models such as Netflix, Hulu, Amazon and Apple. Increasingly, content owners are using Internet-based delivery of content directly to consumers, some without charging a fee to access the content. Further, due to consumer electronic innovations, consumers are able to watch such Internet-delivered content on televisions, personal computers, tablets, gaming boxes connected to televisions and mobile devices. HBO and CBS sell their programming directly to consumers over the Internet. Dish Network offers Sling TV, which includes ESPN among other programming, and Sony offers PlayStation Vue. We believe some customers have chosen or will choose to receive video over the Internet rather than through our VOD and subscription video services, thereby reducing our video subscriber base, in a trend known as "cord-cutting." While difficult to quantify and extrapolate, we expect this trend to continue in the future. Notwithstanding those trends, we believe that we are positioned to benefit as these customers will require a robust Internet connection in order to efficiently access such OTT content, which could lead to increased demand for our HSD services as a result of any "cord-cutting."

        In addition to other means, we compete with these companies by delivering a differentiated customer service experience.

Telephony Services

        In providing local and long-distance Telephony services, we compete with the incumbent local phone company, various long-distance providers and VoIP telephone providers in each of our markets. AT&T, CenturyLink, Frontier and Verizon are the incumbent local phone companies in our current markets. We also compete with a number of long-distance telephone services providers, such as AT&T, CenturyLink, Frontier and Verizon. In addition, we compete with a variety of smaller, regional competitors that may lease network components from AT&T, CenturyLink, Frontier or Verizon and focus on the commercial segment of our markets.

        Following years of development, VoIP has been deployed by a variety of service providers, including the other Multiple System Operators ("MSOs") that we compete against and independent service providers, such as Vonage Holding Corporation. Unlike circuit switched technology, this technology does not require ownership of the last mile and eliminates the need to rent the last mile from the Regional Bell Operating Companies. VoIP providers have had differing levels of success based on their brand recognition, financial support, technical abilities and legal and regulatory decisions.

        Wireless telephone service is viewed by some consumers as a replacement for traditional telephone service. Wireless service is priced on a flat-rate or usage-sensitive basis and rates are continuously decreasing.

Bundled Services

        Most of our cable competitors have deployed their own versions of the triple-play bundle in our markets. Charter, Comcast, Mediacom and other MSOs offer VoIP, thereby enabling their own versions of a triple-play bundle in our markets.

        AT&T U-verse, Frontier and Verizon FiOS offer bundled services by providing video via their broadband networks in certain markets. AT&T U-verse has deployed video in most of our markets. Additionally, AT&T, through its ownership of DirecTV, provides a satellite video offering. Through its acquisition of Verizon FiOS assets, Frontier offers bundled services in Pinellas. Consequently, we overlap with Verizon FiOS only in our Baltimore market.

        We believe that our advanced network, competitive HSD products and emphasis on customer service will continue to be a strategic initiative and that the best way to retain and attract customers is through an additional focus on technology and deployment of broadband data applications.

Capital Expenditures

        We have ongoing capital expenditure requirements related to the maintenance, expansion and technological upgrades of our cable network. Capital expenditures are funded primarily through a combination of cash on hand and cash flow from operations. Our capital expenditures were $287.5 million, $231.9 million and $251.9 million for the years ended December 31, 2016, 2015 and 2014, respectively. The $55.6 million increase from the year ended December 31, 2015 to the year ended December 31, 2016 is primarily due to our significant investment in our fiber network in the

Chicago area. Since 2014, we have constructed approximately 1,200 miles of fiber in this market, providing connectivity to more than 500 macro and small cell sites as part of a fiber construction project for a leading wireless carrier. In addition, we incur capital expenditures in connection with our edge-out strategy. In the year ended December 31, 2016, we extended our network to approximately 8,900 homes and incurred capital expenditures of $30.6 million to support this geographic expansion.

        The following tables set forth additional information regarding our capital expenditures for the periods presented:

	December 31,
(in millions)	2014	2015	2016
Capital Expenditures
Customer premise equipment(a)	$106.8	$93.8	$98.8
Scalable infrastructure(b)	77.7	37.2	37.5
Line extensions(c)	20.0	63.3	102.2
Upgrade / rebuild(d)	16.5	5.9	0.9
Support capital(e)	30.9	31.7	48.1

Total	$251.9	$231.9	$287.5

Capital expenditures included in total related to:
Edge-outs(f)	$—	$1.9	$30.6
Business services(g)	$19.6	$66.6	$76.9

(a)
Customer premise equipment, or CPE, includes equipment and installation costs incurred to deliver services to residential and business services customers. CPE includes the costs of acquiring and installing our video set-top boxes and modems, as well as the cost of customer connections to our network.

(b)
Scalable infrastructure includes costs, not directly related to customer acquisition activity, to support new customer growth and provide service enhancements (e.g., headend equipment).

(c)
Line extensions include costs associated with new home development within our footprint and edge-outs (e.g., fiber / coaxial cable, amplifiers, electronic equipment, make-ready and design engineering).

(d)
Upgrade / rebuild includes costs to modify or replace existing HFC network, including enhancements.

(e)
Support capital includes all other non-network-related costs to support day-to-day operations, including land, buildings, vehicles, office equipment, tools and test equipment.

(f)
Edge-outs represent costs to extend our network into new adjacent service areas, including the associated CPE.

(g)
Business services represent costs associated with the build-out of our network to support business services customers, including the associated CPE.

Legislation and Regulation

        We operate in highly regulated industries and both our cable television and telecommunications services are subject to broad regulation at the federal, state and local levels. Our Internet services have historically been subject to more limited regulation, although the FCC's 2015 Open Internet Order expanded regulation of Internet services as more fully described below. The following is a summary of laws and regulations affecting the cable television and telecommunications industries. It does not purport to be a complete summary of all present and proposed legislation and regulations pertaining to our operations.

Regulation of Cable Services

        The FCC, the principal federal regulatory agency with jurisdiction over cable television operators and services, has promulgated regulations covering many aspects of cable television operations. The composition of the FCC changed in January 2017. We anticipate that the newly composed FCC will modify some regulations applicable to our business; however, the impact on our business is unknown. The FCC enforces its regulations through the imposition of monetary fines, the issuance of cease-and-desist orders and/or the imposition of other administrative sanctions. Cable franchises, the principal instrument of governmental authority for our cable television operations, are not issued by the FCC but by states, cities, counties or political subdivisions. A brief summary of certain key federal regulations follows.

  Rate Regulation

        The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") authorized rate regulation for certain cable services and equipment in certain markets. It also eliminated direct oversight of rates by the FCC and local franchising authorities of all but the basic service tier of cable service. Rate regulation of the basic tier does not apply, however, when a cable operator is subject to effective competition in the relevant community. Under an Order issued by the FCC in 2015, cable operators are presumed to be subject to effective competition. That Order has been appealed to the D.C. Circuit Court. Moreover, some local franchising authorities that could otherwise regulate basic rates for cable systems that are not subject to effective competition choose not to do so. We are not currently subject to cable service rate regulation in any of our markets.

  Program Access

        To promote competition between incumbent cable operators and independent cable programmers, the 1992 Cable Act placed restrictions on dealings between certain cable programmers and cable operators. Satellite video programmers affiliated with cable operators are prohibited in most cases from favoring those cable operators over competing distributors of multi-channel video programming, such as satellite television operators and unaffiliated competitive cable operators such as us. Specifically, the program access regulations generally prohibit exclusive contracts for satellite cable programming or satellite broadcast programming between any cable operator and any cable-affiliated programming vendor. On October 5, 2012, the FCC adopted and released a Further Notice of Proposed Rulemaking in the Matter of Revision of the Commission's Program Access Rules (the "Program Access FNPRM"). The FCC declined to extend the exclusive contract prohibition section of the program access rules beyond its October 5, 2012 sunset date. The prohibition applies only to programming that is delivered via satellite; it does not apply to programming delivered via terrestrial facilities. The FCC determined that a preemptive prohibition on exclusive contracts is no longer "necessary to preserve and protect competition and diversity in the distribution of video programming" considering that a case-by-case process will remain in place after the prohibition expires to assess the impact of individual exclusive contracts. In the Program Access FNPRM, the FCC also requested comment on revisions to the program access rules pertaining to buying groups and rebuttable presumptions in program access complaint proceedings challenging certain exclusive contracts. The Program Access FNPRM is still pending.

  Commercial Leased Access

        The Communications Act requires that cable systems with 36 or more channels make available a portion of their channel capacity for commercial leased access by third parties to facilitate competitive programming efforts. We have not been subject to many requests for carriage under the leased access rules.

  Carriage of Broadcast Television Signals

        The 1992 Cable Act established broadcast signal carriage (so-called "must carry") requirements that allow local commercial television broadcast stations to elect every three years whether to require the cable systems in the relevant area to carry the station's signal or whether to require the cable system to negotiate for consent to carry the station. The most recent election by broadcasters became effective on January 1, 2015. For local, non-commercial stations, cable systems are also subject to must-carry obligations. We now carry most commercial stations pursuant to retransmission consent agreements and pay fees for such consents.

  Franchise Authority

        Cable television systems operate pursuant to non-exclusive franchises issued by franchising authorities, which, depending on the specific jurisdiction can be the states, cities, counties or political subdivisions in which a cable operator provides cable service. Franchising authority is premised upon the cable operator crossing and using public rights-of-way to construct and maintain its system. The terms of franchises, while variable, typically include requirements concerning services, franchise fees, construction timelines, mandated service areas, customer service standards, technical requirements, public, educational and government access channels and support, and channel capacity. Franchise authorities may terminate a franchise or assess penalties if the franchised cable operator fails to adhere to the conditions of the franchise. Although largely discretionary, the exercise of state and local franchise authority is limited by federal statutes and regulations adopted pursuant thereto. We believe that the requirements imposed by our franchise agreements are fairly typical for the industry. Although they do vary, our franchises generally provide for the payment of fees to the applicable franchise authority of 5% or lower of our gross cable service revenues, which is the current maximum authorized by federal law. Many of our franchises also require that we pay a percentage of our gross revenue in support of public, educational and governmental ("PEG") channels. These so-called PEG fees vary, but generally do not exceed 2% of our gross cable services revenues.

        On December 20, 2006, the FCC established rules and provided guidance (the "2006 Order") pursuant to the Communications Act that prohibit local franchising authorities from unreasonably refusing to award competitive franchises for the provision of cable services. In order to eliminate certain barriers to entry into the cable market, and to encourage investment in broadband facilities, the FCC preempted local laws, regulations, and requirements, including local level-playing-field provisions, to the extent they impose greater restrictions on market entry than those adopted under the order. This order has the potential to benefit us by facilitating our ability to obtain and renew cable service franchises. On January 21, 2015, the FCC issued an Order on Reconsideration of the Second Report and Order. The FCC clarified that the franchising rules and findings it extended to incumbent cable operators in the 2006 Order do not apply to state laws governing cable television operators, or to any state-level cable franchising process.

        Many state legislatures have enacted legislation streamlining the franchising process, including having the state, instead of local governments, issue franchises. Of particular relevance to us, states with laws streamlining the franchising process or authorizing state-wide or uniform franchises currently include Florida, Georgia, Indiana, Illinois, Michigan, Ohio, South Carolina and Tennessee. In some cases, these laws enable us to expand our operations more rapidly by providing for a streamlined franchising process. At the same time, they enable easier entry by additional providers into our service territories.

  Franchise Renewal

        Franchise renewal, or approval for the sale, transfer or assignment of a franchise, may involve the imposition of additional requirements not present in the initial franchise agreement. Franchise renewal is not guaranteed, but federal law imposes certain standards to prohibit the arbitrary denial of franchise renewal. Our franchises are typically issued for 10 to 15 year initial terms, but the terms vary depending upon whether we are operating under a local or state franchise, and many of our existing franchise terms will expire over the course of the next several years. Still, we expect our franchises to be renewed by the relevant franchising authority. The 2006 Order discussed under "—Franchise Authority" above, as well as some state laws that regulate the issuance of state video franchises, reduce the potential for unreasonable conditions being imposed upon renewal.

  Pole Attachments

        The Communications Act requires all local telephone companies and electric utilities, except those owned by municipalities and co-operatives, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and rights-of-way at just and reasonable rates, except where states have certified to the FCC that they regulate pole access and pole attachment rates. The right to access poles, ducts, conduits and rights-of-way pursuant to regulated rates and set timeframes is highly beneficial to facilities-based providers such as us. Federal law also establishes principles to govern the pricing and terms of such access. Currently, 20 states and the District of Columbia have made certifications to the FCC, which leaves pole attachment matters to be regulated by those states. Of the states in which we operate, Illinois, Michigan and Ohio have made certifications to the FCC. The FCC has clarified that the provision of Internet services by a cable operator does not affect the agency's jurisdiction over pole attachments by that cable operator, nor does the provision of such non-cable services affect the rate formula otherwise applicable to the cable operator.

        In April 2011, the FCC adopted an order that examined a number of issues involving access to pole attachments by telecommunications carriers, including the rights of ILECs to demand nondiscriminatory access in certain situations, and which attempted to bring the rates that cable operators and telecommunications carriers charge closer to parity. In November 2015, the FCC released another order taking further steps to balance the rates paid by cable operators and telecommunications carriers. Part of the order addresses some industry members' concerns that pole attachment rates might increase sharply now that the FCC has reclassified broadband service as telecommunications service as discussed further below. The 2015 order is on appeal before the U.S. Court of Appeals for the 8th Circuit. It is uncertain, however, how the Open Internet Order discussed below might impact attachment rights and costs.

  Internet Service

        To date, the FCC has rejected requests by some Internet service providers to require cable operators to provide unaffiliated Internet service providers with direct access to the operators' broadband facilities. On December 23, 2010, the FCC adopted "net neutrality" rules requiring fixed and mobile providers of broadband Internet access to comply with certain disclosure and other rules designed to maximize consumer access to broadband services. In summary, the rules impose obligations related to ensuring provider transparency and preventing unreasonable blocking and discrimination of content, applications or services. In general, the requirements, which took effect on November 20, 2011, permit reasonable network management practices by broadband providers. Challenges to the "net neutrality" rules, including the FCC's jurisdiction to adopt the rules, were filed in federal appellate court. On January 14, 2014, a D.C. Circuit panel struck down the portions of the FCC's 2010 rules that had banned blocking or discriminatory treatment of websites or other online applications by retail broadband Internet access providers such as incumbent telephone companies and cable operators. At the same time, the court approved the agency's requirement that broadband providers adequately disclose their policies regarding blocking and "network management" (that is, practices for avoiding network congestion, giving priority to some classes of traffic over others, etc.).

        On February 26, 2015, the FCC announced that it reclassified broadband Internet access as a telecommunications service under the Open Internet Order. The FCC announced that its Open Internet Order prohibits: (i) broadband providers from blocking access to legal content, applications, services, or non-harmful devices; (ii) broadband providers from impairing or degrading lawful Internet traffic on the basis of content, applications, services, or non-harmful devices; and (iii) broadband providers from favoring some lawful Internet traffic over other lawful traffic in exchange for consideration of any kind—in other words, no "fast lanes." This rule also bans ISPs such as us from prioritizing content and services of their affiliates. The FCC further announced that its Open Internet Order will require additional disclosure and network management practices, and will extend a number of the Title II regulatory requirements to broadband Internet access services, such as compliance with the privacy provisions of Section 222 of the Communications Act.

        The legality of the Open Internet Order was challenged in court by a number of parties. On June 14, 2016, the D.C. Circuit upheld the Open Internet Order.

        The composition of the FCC changed in January 2017. We anticipate that some of the new rules established by the Open Internet Order will be modified by the FCC; however, the impact on our business is unknown.

        It is possible that the new rules imposed by the Open Internet Order will increase our costs, impact our ability to provide service to our customers and adversely affect our profitability.

  Tier Buy-through

        The tier buy-through prohibition contained in the 1992 Cable Act generally prohibits cable operators from requiring subscribers to purchase a particular service tier, other than the basic service tier, in order to obtain access to video programming offered on a per-channel or per-program basis. In general, a cable television operator has the right to select the channels and services that are available on its cable system. With the exception of certain channels that are required to be carried by federal law as part of the basic tier, such as certain local broadcast television channels, the cable operator has broad discretion in choosing the channels that will be available and how those channels will be packaged and marketed to subscribers. In order to maximize the number of subscribers, the cable operator selects channels that are likely to appeal to a broad spectrum of viewers. If Congress or the FCC were to place more stringent requirements on how we package our services, such requirements could have an adverse effect on our profitability.

  Potential Regulatory Changes

        The regulation of cable television systems at the federal, state and local levels has substantially changed over the past two decades since enactment of the 1992 Cable Act. Material additional changes in the law and implementing regulatory requirements, both those described above and others, cannot be ascertained with any certainty at this time. Our business could be adversely affected by future changes in regulations.

  Regulation of Telecommunication Services

        Our telecommunications services are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act, as amended by the 1996 Act, the FCC generally exercises jurisdiction over the facilities of, and the services offered by, telecommunications carriers that provide interstate or international communications services. The FCC has extended many of its regulations that apply to traditional telecommunications service to Internet based, or interconnected

VoIP phone services. Barring federal preemption, state regulatory authorities retain jurisdiction over the same facilities to the extent that they are used to provide intrastate communications services, as well as facilities solely used to provide intrastate services. Local regulation is largely limited to the management of the occupation and use of county or municipal public rights-of-way. Various international authorities may also seek to regulate the provision of certain services. As addressed in more detail above, in the Open Internet Order, the FCC re-characterized broadband Internet access services as telecommunications services subject to various Title II requirements.

  Regulation of Local Exchange Operations

        Our ILEC subsidiaries are regulated by both federal and state agencies. Our interstate products and services and the regulated telecommunications earnings of all of our subsidiaries are subject to federal regulation by the FCC, and our local and intrastate products and services and the regulated earnings are subject to regulation by state PSC. The FCC has principal jurisdiction over matters including, but not limited to, interstate switched and special access rates. The FCC also regulates the rates that ILECs and CLECs may charge for the use of their local networks in originating or terminating interstate and international transmissions. PSCs have jurisdiction over matters including local service rates, intrastate access rates and the quality of service.

        The Communications Act places certain obligations, including those described below, on ILECs to open their networks to competitive providers, as well as heightened interconnection obligations and a duty to make their services available to resellers at a wholesale discount rate. The following are certain obligations that the Communications Act and the 1996 Act, as implemented by the FCC, place on ILECs, which gives us important rights in the areas where we operate as competitors, and actual or potential obligations where our ILEC subsidiaries operate:

  •
  Interconnection. Establishes requirements and standards applicable to ILECs that receive requests from other carriers for network interconnection, unbundling of network elements, colocation of equipment and resale, and requires all local exchange carriers ("LECs") to enter into mutual compensation arrangements with other LECs for transport and termination of local calls on each other's networks.

  •
  Reciprocal Compensation. Requires all ILECs and CLECs to complete calls originated by competing local exchange carriers under reciprocal arrangements at prices set by the FCC, PSCs or at negotiated prices.

  •
  Colocation of Equipment. Allows CLECs to install and maintain their own network equipment in ILEC central offices.

  •
  Number Portability. Requires all providers of telecommunications services, as well as providers of interconnected VoIP services, to permit users of telecommunications services to retain their existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications provider to another. While number portability generally benefits our CLEC operations, it represents a burden to our ILEC subsidiaries.

  •
  Access to Rights-of-Way. Requires telecommunications carriers to permit other carriers access to poles, ducts, conduits and rights-of-way at regulated prices and set time frames.

        We have entered into PSC approved local interconnection agreements with a variety of telecom providers for, among other things, the transport and termination of our local telephone traffic. Some of these agreements have expired and we continue to operate on the same rates, terms, and conditions in the interim as we seek to enter into successor agreements. These agreements are subject to changes as a result of changes in laws and regulations, and there is no guarantee that the rates and terms concerning our interconnection agreements with ILECs under which we operate today will be available in the future.

  Inter-Carrier Compensation

        Our LEC subsidiaries currently receive compensation from other telecommunications providers, including long distance companies, for origination and termination of interexchange traffic through network access charges that are established in accordance with state and federal laws. Accordingly, we benefit from the receipt and termination of intrastate and interstate long distance traffic, though we also make payments to other telecommunications carriers when they terminate our telecommunications traffic.

        Several of our subsidiaries are classified by the FCC as non-dominant carriers with respect to both interstate and international long-distance services and competitive local exchange services. As non-dominant carriers, these subsidiaries' rates presently are not generally regulated by the FCC, although the rates are still subject to general statutory requirements applicable to all carriers that the rates be just, reasonable and nondiscriminatory. We may file tariffs for interstate access charges for these carriers on a permissive basis, but otherwise our interstate services are mandatorily detariffed and subject to our ability to enter into relationships with our customers through contracts. Our interstate access services are tariffed and fall within FCC-established benchmarks for such services.

        Certain of our subsidiaries are regulated by the FCC as dominant carriers in the provision of interstate switched access services. These subsidiaries must file tariffs with the FCC and must provide the FCC with notice prior to changing their rates, terms or conditions of interstate access services. Each such subsidiary has filed its own tariff or concurred in the tariffs filed by the National Exchange Carrier Association.

  Regulatory Treatment of VoIP Services

        A significant part of our Telephony line of business is classified by the FCC as VoIP. At this time, the FCC and state regulators have not classified most IP-enabled services as regulated telecommunications services. The FCC, for example, has applied to providers of "interconnected VoIP" services some of its rules applicable to traditional circuit switched telephone providers, but has yet to issue a ruling determining whether interconnected VoIP providers are to be regulated as providers of information services or telecommunications services. The FCC initiated a rulemaking proceeding in 2004 to examine issues relating to the appropriate regulatory classification of IP-enabled services, including VoIP services. We cannot predict when or if the FCC will issue a final decision in this proceeding, though it has issued several decisions in the interim applying certain regulatory requirements to providers of interconnected VoIP services. These requirements include, among others, regulations relating to federal universal service contributions, the confidentiality of customer data and communications, cooperation with law enforcement, discontinuance of service, numbering and number portability, outage reporting, 911 emergency access and disability access. The FCC has also established certain other requirements that impact our VoIP services. For example, the FCC requires that we provide certain notices to our VoIP customers concerning the limitations of the services, particularly in connection with the ability of the service (including access to E911) to function in the event of a power outage. We are also required to offer our customers a back-up power solution to enable the services to continue to function in the event of a power outage. Within our VoIP line of business, we currently comply with all applicable regulations that have been issued by the FCC or state regulatory agencies. Decisions and regulations from similar proceedings in the future could lead to an increase in the costs associated with providing VoIP services. At this time, we are unable to predict the impact, if any, that additional regulatory action on these issues will have on our business.

  Universal Service

        The Federal Universal Service Fund ("USF") is the support mechanism established by the FCC to ensure that high-quality, affordable telecommunications service is available to all Americans. Pursuant to the FCC's universal service rules, all telecommunications providers and interconnected VoIP providers, including us, must contribute a percentage of their interstate and international end-user telecommunications and interconnected VoIP revenues to the USF. The FCC establishes an industry-wide quarterly contribution factor, which sets the exact percentage that applies for the given quarter. The contribution factor for the second quarter of 2017 is 17.4% of gross assessable interstate and international telecommunications and interconnected VoIP revenues. The contribution rate is reviewed quarterly and may increase or decrease, which would either increase or decrease our contributions to the USF. This is not materially adverse to our business as we currently choose to recover the cost of the contributions from our end user customers. However, climbing USF contributions may negatively impact our end users because they effectively make our products more expensive.

  Forbearance and Other Relief to Dominant Carriers

        The Communications Act permits the FCC to forbear from requiring telecommunications carriers to comply with certain of its regulations and provisions of the Communications Act if certain conditions are present that make enforcement of the regulations or statutory provisions unnecessary. Future reduction or elimination of federal regulatory and statutory requirements could free us from regulatory burdens, but might also increase the relative flexibility of our major competitors. As a result of grants of forbearance, our costs (and those of our competitors) of purchasing broadband services from carriers could increase significantly, as the rates, terms and conditions offered in non-tariffed "commercial agreements" may become less favorable and we may not be able to purchase services from alternative vendors.

  Multiple Tenant Properties

        The FCC has prohibited telecommunications carriers from entering into exclusive access agreements (or enforcing pre-existing exclusive arrangements) with building owners or managers in both commercial and residential multi-tenant environments. The FCC has also adopted rules requiring utilities (including ILECs) to provide telecommunications carriers (and cable operators) with reasonable and non-discriminatory access to utility-owned or -controlled conduits and rights-of-way in all multiple tenant environments (e.g., apartment buildings, office buildings and campuses) in those states where the state government has not certified to the FCC that it regulates utility pole attachments and rights-of-way matters. These requirements may facilitate our access (as well as the access of competitors) to customers in multi-tenant environments, at least with regard to our provision of telecommunications services.

        In an Order released November 13, 2007, the FCC found that contractual agreements between multiple dwelling unit ("MDU") owners and cable operators that grant exclusive access to the cable operator are proscribed as "unfair methods of competition." Under the rule, the FCC prohibits the enforcement of existing exclusivity clauses and the execution of new ones by cable operators and others subject to the relevant statutory provisions. MDUs include a multiple dwelling unit building and any other centrally managed residential real estate development (such as a gated community, mobile home park, or garden apartment complex). These requirements facilitate our access (as well as the access of competitors) to customers in MDU environments, at least with regard to our provision of cable services. They also, however, invalidate any of our existing exclusive access agreements covered by the rules.

  Customer Proprietary Network Information, Personally Identifiable Information and Customer Proprietary Information

        We are subject to specific customer privacy obligations with respect to our telecommunications and Video services. FCC rules protect the privacy of certain information about customers that telecommunications providers, including us, acquire in the course of providing voice telecommunications services. Such protected information, known as Customer Proprietary Network Information ("CPNI"), includes information related to the quantity, technological configuration, type, destination and the amount of use of a telecommunications offering. Certain states have also adopted state-specific CPNI rules. The FCC's rules require affected providers to implement policies to notify customers of their rights, take reasonable precautions to protect CPNI and notify law enforcement agencies if a breach of CPNI occurs. If a federal or state regulatory body determines that we have breached the applicable regulations or implemented the FCC's requirements incorrectly, we could be subject to fines or penalties.

        Section 631 of the Communications Act requires that we protect the privacy of our Video customers. In general, that section: (i) requires that cable operators such as us notify customers of our obligations and their privacy rights; and (ii) prohibits cable operators from: (a) disclosing cable customer personally identifiable information (PII) without customer consent or a court order, except in limited situations; and (b) using the cable system to collect PII without customer consent, unless necessary to provide service or prevent theft of service. Section 631 specifically provides our customers with the right to bring legal action against us if we fail to comply with the statutory requirements.

        In addition, statutory protections in Section 222 of the Communications Act, including the duty to protect Customer Proprietary Information (interpreted to include CPNI and PII), apply to telecommunications, including broadband Internet access service.

        Privacy continues to be a major focus of Congress, the Federal Trade Commission, the FCC, the U.S. Department of Commerce and the states. Additional laws, regulations or advisory guidelines could affect our ability to use and share customer information under various additional circumstances.

  Taxes and Regulatory Fees

        We are subject to numerous federal, state and local taxes and regulatory fees, including, but not limited to, local sales taxes, franchise fees and PEG fees, FCC regulatory fees and PSC regulatory fees. We have procedures in place to ensure that we properly collect taxes and fees from our customers and remit such taxes and fees to the appropriate entity pursuant to applicable law and/or regulation. If our collection procedures prove to be insufficient or if a taxing, franchise or regulatory authority determines that our remittances were inadequate, we could be required to make additional payments, which could have a material adverse effect on our business.

  Environmental Regulation

        We are subject to a variety of federal, state, and local environmental, safety and health laws, and regulations, including those governing such matters as the generation, storage, reporting, treatment, handling, remediation, use, disposal and transportation of and exposure to hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites and threatened and endangered species, and health and safety. We also may be subject to laws requiring the investigation and cleanup of contamination at sites we own or operate or at third-party waste disposal sites. Such laws often impose joint and strict liability even if the owner or operator did not know of, or was not responsible for, the contamination. We operate several sites in connection with our operations. Our switch sites and some customer premise locations are equipped with backup power sources in the event of an electrical failure. Each of our switch site locations has battery and diesel fuel powered backup generators, and we use batteries to back up some of our customer premise equipment. In addition, some of our sites may have potential contamination risks from historical or surrounding activities. We are not aware of any liability or alleged liability at any owned or operated sites or third-party waste disposal sites that would be expected to have a material adverse effect on us.

Franchises

        As described above, cable television systems generally are constructed and operated under the authority of nonexclusive franchises, granted by local and/or state governmental authorities. Cable system franchises typically contain many conditions, such as time limitations on commencement and completion of system construction, customer service standards including number of channels, the provision of free service to schools and certain other public institutions, the maintenance of insurance and indemnity bonds, the payment of franchise fees and the support of PEG channels. We are currently in the process of renegotiating a small number of expired franchises. We anticipate that those franchises will be renewed. Local regulation of cable television operations and franchising matters is currently subject to federal regulation under the Communications Act and the corresponding regulations of the FCC. The FCC has taken recent steps toward streamlining the franchising process. See "—Legislation and Regulation" and "—Regulation of Cable Services" above.

        Prior to the scheduled expiration of franchises, we may initiate renewal proceedings with the relevant franchising authorities. The Cable Communications Policy Act of 1984 provides for an orderly franchise renewal process in which the franchising authorities may not unreasonably deny renewals. If a renewal is withheld and the franchising authority takes over operation of the affected cable system or awards the franchise to another party, the franchising authority must pay the cable operator the "fair market value" of the system. The Cable Communications Policy Act of 1984 also established comprehensive renewal procedures requiring that the renewal application be evaluated on its own merit and not as part of a comparative process with other proposals.

Intellectual Property

        We rely on patent, copyright, trademark and trade secret laws and licenses that are proprietary to our business, as well as our key vendors, along with other agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and the products and services used in our operations. We believe we own or have the right to use all of the intellectual property that is necessary for the operation of our business as we currently conduct it.

Employees

        As of March 31, 2017, we had approximately 3,000 full-time employees. We consider our relationship with our employees to be good and we structure our compensation and benefit plans in order to attract and retain high-performing employees. We will need to recruit additional employees in order to implement our growth plan. We recruit from several major industries for employees with skills in high-speed data, video and telephony technologies. None of our employees are subject to collective bargaining agreements.

Properties

        We lease our executive corporate offices in Englewood, Colorado. All of our other real or personal property is owned or leased by our subsidiaries.

        Our subsidiaries own or lease the fixed assets necessary for the operation of their respective businesses, including office space, headend facilities, cable television and telecommunications distribution equipment, telecommunications switches and customer premise equipment and other property necessary for our subsidiaries operations. The physical components of our broadband network, require maintenance and periodic upgrades to support the new services and products we introduce. Our management believes that our current facilities are suitable and adequate for our business operations for the foreseeable future.

Legal Proceedings

        The Company is party to various legal proceedings (including individual, class and putative class actions) arising in the normal course of its business covering a wide range of matters and types of claims including, but not limited to, general contracts, billing disputes, rights of access, programming, taxes, fees and surcharges, consumer protection, trademark and patent infringement, employment, regulatory, tort, claims of competitors and disputes with other carriers. In addition, in the normal course of business, we are subject to various other legal and regulatory claims and proceedings directed at or involving us, which in our opinion will not have a material adverse effect on our financial position or results of operations or liquidity.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Upon closing of the offering, the names, ages, and current positions of our current executive officers, members of our board of directors and certain key employees are listed in the table below.

Name	Age	Position
Steven Cochran	46	Chief Executive Officer and Director
Richard E. Fish, Jr.	51	Chief Financial Officer
Cash Hagen	42	Chief Operating Officer
Scott Russell	49	Chief Marketing and Sales Officer
Cathy Kuo	51	Executive Vice President, Strategy & Engagement
Craig Martin	65	General Counsel and Secretary
David Burgstahler	48	Director
Brian Cassidy	43	Director
Daniel Kilpatrick	36	Director
Jeffrey Marcus	70	Chairman of the Board
Phil Seskin	53	Director
Joshua Tamaroff	31	Director

        The following is a brief biography of our executive officers, directors and certain key employees:

        Steven Cochran, Chief Executive Officer and Director.    Mr. Cochran is our Chief Executive Officer and a member of our board of directors, positions he has held since April 1, 2014. Before his appointment as CEO, he had been our Chief Financial Officer from October 2002 until July 2012, our Chief Operating Officer from 2008 to April 1, 2014, and our President from 2010 to April 1, 2014. Prior to joining WOW!, Mr. Cochran was with Millennium Digital Media from May 1998 to October 2002 where he served as the Senior Vice President and Chief Financial Officer during the last year of his time there. Mr. Cochran also worked in public accounting at Arthur Andersen. Mr. Cochran received his undergraduate degree in Economics and holds a Master of Accounting Science from the University of Illinois—Urbana Champaign. Mr. Cochran was selected to serve on our Board of Directors because of the leadership skills, strategic guidance and experience he brings as our Chief Executive Officer and the operational expertise from his prior experience in the industry.

        Richard E. Fish, Jr., Chief Financial Officer.    Mr. Fish joined the WOW! team in January 2013 as Chief Financial Officer and brings to WOW! 24 years of experience in various financial, operational and business development leadership positions in the telecommunications industry. Prior to joining WOW!, Mr. Fish served as the Executive Vice President & Chief Financial Officer at ITC^DeltaCom where he was responsible for all finance, accounting and treasury related functions. Prior to ITC^DeltaCom, Mr. Fish was the Chief Financial Officer at ICG Communications and served in various financial and operating leadership positions with AT&T and Teleport Communications Group. Mr. Fish began his career with Arthur Andersen, received his undergraduate degree from the University of Nebraska and is a Certified Public Accountant.

        Cash Hagen, Chief Operating Officer.    Mr. Hagen is our Chief Operating Officer, a position he has held since October 2016. Prior to accepting such position, Mr. Hagen served as our Chief Technical Officer, since joining WOW! in January 2008. Prior to his experience at WOW!, Mr. Hagen served in various technology and business development positions at Nortel Networks from January 2003 to December 2007. He has also held a number of leadership positions at BigBand Networks, ADC Telecommunications, Antec and Cox Communications. He received his undergraduate degree from Lindenwood University and he holds a Master of Business Administration degree from Benedictine University.

        Scott Russell, Chief Marketing and Sales Officer.    Mr. Russell was appointed as our Chief Marketing and Sales Officer in September 2016. He previously served as our Vice President, Marketing from May 2016 to September 2016. Mr. Russell brings over 22 years of Internet, network and communications experience to WOW!. Prior to joining WOW!, Mr. Russell served as Vice President and General Manager at CenturyLink from 2011 to 2015. From 2000 to 2011, Mr. Russell held executive level positions at AT&T Broadband, Level 3 and Qwest Communications. Additionally, Mr. Russell served in various capacities at Tele-Communications, Inc. and Southern Pacific Lines. Mr. Russell received a Master of Science in marketing from the University of Colorado-Denver and a Bachelor of Science in business administration from Lewis and Clark College.

        Cathy Kuo, Executive Vice President, Strategy & Engagement.    Ms. Kuo is our Executive Vice President, Strategy & Engagement, a position she has held since October 2016. Ms. Kuo previously served as our Chief Operating Officer, since April 1, 2014. Before her appointment as Chief Operating Officer, Ms. Kuo had been our Chief Marketing Officer since December 2010, and Senior Vice President of Marketing since 2001. Prior to joining WOW!, Ms. Kuo served as Vice President of Branding & Partnership Marketing and Vice President of Consumer Offerings for AT&T Broadband from February 1999 to November 2001. Ms. Kuo started working in the cable industry in 1997 when she joined Tele-Communications, Inc. as Director of Marketing. She received her undergraduate degree in Business Economics from Brown University.

        Craig Martin, General Counsel and Secretary.    Mr. Martin is the Company's General Counsel and Secretary, positions he has held since joining our predecessor in January 2000. Prior to joining WOW!, Mr. Martin served as the Chief Operating Officer and Chairperson of the cable and telecommunications practice group of Howard & Howard Attorneys, PC. He received his undergraduate degree from Amherst College, his Master of Science from Trinity College, Dublin and his Juris Doctor degree from the University of Notre Dame.

        David Burgstahler, Director.    Mr. Burgstahler is the President and Co-Managing Partner of Avista and the Chief Executive Officer of Avista Healthcare Public Acquisition Corp. Mr. Burgstahler was a founding partner of Avista in 2005 and since 2009, has been the President of Avista. Prior to forming Avista, Mr. Burgstahler was a partner of DLJ Merchant Banking Partners. Mr. Burgstahler was at DLJ Investment Banking from 1995 to 1997 and at DLJ Merchant Banking Partners from 1997 through 2005. Prior to that, Mr. Burgstahler worked at Andersen Consulting (now known as Accenture plc) and McDonnell Douglas (now known as The Boeing Company). Mr. Burgstahler currently serves as a Director of ACP Mountain Holdings, Inc., Avista Healthcare Public Acquisition Corp., INC Research Holdings, Inc., Lantheus Holdings Inc. and Osmotica Holdings S.C.Sp. Mr. Burgstahler previously served as a Director of AngioDynamics, BioReliance Holdings, Inc., ConvaTec Group plc, and Warner Chilcott plc. Mr. Burgstahler holds a Bachelor of Science in Aerospace Engineering from the University of Kansas and a Master of Business Administration from Harvard Business School. Mr. Burgstahler was selected to serve on our Board of Directors because of his extensive finance and management background, with over 20 years in banking and private equity finance, and his experience serving as a director for a diverse group of private and public companies.

        Brian Cassidy, Director.    Mr. Cassidy is a Partner at Crestview Partners, having joined the firm in 2004. He currently serves as co-head of the Crestview Partners' media and communications investment strategy. Mr. Cassidy is currently a director of Crestview portfolio companies Camping World Holdings, Inc., NEP Group, Inc., Interoute Communications Holdings, the parent company of CORE Media Group and Cumulus Media, Inc. Mr. Cassidy was previously involved with the firm's investments in ValueOptions, Inc., OneLink Communications, Charter Communications, Inc. and Insight Communications. Prior to joining Crestview, Mr. Cassidy worked in private equity at Boston Ventures, where he invested in companies in the media and communications, entertainment and business services industries. Mr. Cassidy also worked for one year as the acting CFO of a portfolio company of Boston

Ventures. Mr. Cassidy was also an investment banking analyst at Alex Brown & Sons, where he completed a range of financing and M&A assignments for companies in the consumer and business services sectors. Mr. Cassidy received a Master of Business Administration from the Stanford Graduate School of Business and a Bachelor of Arts degree in Physics from Harvard College. Mr. Cassidy was selected to serve on our Board of Directors because of his leadership skills as co-head of Crestview's media and communications investment strategy, his current and prior directorships experience in this industry, and his private equity investment and company oversight experience and background with respect to acquisitions, debt financings and equity financings.

        Daniel Kilpatrick, Director.    Mr. Kilpatrick is a Principal at Crestview Partners and joined the firm in 2009 after receiving his Master of Business Administration from the Stanford Graduate School of Business. Mr. Kilpatrick works across a variety of sectors, including media. Mr. Kilpatrick is currently a director of Crestview portfolio companies Accuride Group Holdings, Inc., Camping World Holdings, Inc., the parent company of CORE Media Group and NYDJ Apparel and was previously a director of Symbion, Inc. Mr. Kilpatrick received his Bachelor of Arts degree from Yale University. Mr. Kilpatrick was selected to serve on our Board of Directors because of his private equity investment and company oversight experience and background with respect to acquisitions, debt financings and equity financings.

        Jeffrey Marcus, Chairman of the Board.    Mr. Marcus joined Crestview as a Partner in 2004 and is a member of its Investment Committee. Mr. Marcus is the co-head of Crestview's media and communications investment strategy. Mr. Marcus previously served as the President and Chief Executive Officer of AMFM (formerly Chancellor Media Corporation), one of the nation's largest radio broadcasting companies. Mr. Marcus was also the Founder and Chief Executive Officer of Marcus Cable, which at the time of its sale in 1998 was the largest privately held cable company in the United States. Prior to his involvement with Marcus Cable, Mr. Marcus founded Marcus Communications, which was merged into Western Tele-Communications. Following such merger, Mr. Marcus was the CEO of the renamed company, WestMarc Communications. Mr. Marcus is a Director of Camping World Holdings, Inc. and NEP Group, Inc. and serves as Chairman of Cumulus Media. He has served on a variety of other public and private company boards of directors, including Brinker International, AMFM, Charter Communications, Insight Communications, OneLink Communications, WestMarc Communications and DS Services, where he served as chairman. Mr. Marcus received a Bachelor of Arts degree in economics from the University of California-Berkeley. Mr. Marcus was selected to serve on our Board of Directors because of his extensive experience as CEO of several companies in the broadcast and communications industry, his leadership skills as co-head of Crestview's media and communications investment strategy, and his current and prior directorship experience in the industry.

        Phil Seskin, Director.    Prior to joining Avista in 2012 as an Industry Executive, Mr. Seskin spent more than two decades at Verizon Communications, most recently as a Senior Vice President of Corporate Development. At Verizon, Mr. Seskin worked on initiatives that spanned more than 20 countries and involved strategy, acquisitions, operating issues, valuation, cross-border currency, tax and regulatory issues. Mr. Seskin also played a significant role in securing board, regulatory, and other necessary approvals in transactions. Prior to his role as Senior Vice President of Corporate Development, Mr. Seskin held a number of positions at Verizon, including Vice President, Corporate Development, Managing Director, Mergers and Acquisitions; and Managing Director, Financial Planning and Investment Analysis. Mr. Seskin also founded Verizon Strategic Investments, the company's venture capital operation. Mr. Seskin was instrumental in building new companies and creating shareholder value through mergers, acquisitions, joint ventures, organic investment, operating initiatives, and divestitures, totaling over $150 billion in the United States, Europe, Latin America and Asia. Mr. Seskin serves as a Director of Telular Corporation, and is a Trustee of Big Brothers Big Sisters of New York City. He has also served as a Director of Databank Holdings and as a Trustee of

New York Downtown Hospital until its merger with New York Presbyterian. Mr. Seskin received a Bachelor of Arts degree from Adelphi University in 1985 and a Master of Business Administration in Finance in 1992 from Hofstra University. Mr. Seskin was selected to serve on our Board of Directors because of his industry knowledge and operating expertise developed over years of experience in the industry and his leadership skills and strategic guidance.

        Joshua Tamaroff, Director.    Mr. Tamaroff joined Avista in 2009 and serves as a Vice President. Prior to joining Avista, Mr. Tamaroff worked as an Analyst in the leveraged finance group at Lehman Brothers and Barclays Capital. Mr. Tamaroff currently serves as a director of InvestorPlace Media and OptiNose Inc. Mr. Tamaroff received a Bachelor of Science from Cornell University and a Master of Business Administration from the Wharton School at the University of Pennsylvania, where he was a Palmer Scholar. Mr. Tamaroff was selected to serve on our Board of Directors because of his private equity investment and company oversight experience and background with respect to acquisitions, debt financings and equity financings.

Controlled Company

        Upon completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we expect to be a "controlled company" within the meaning of the corporate governance rules of the New York Stock Exchange. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our Board of Directors consists of "independent directors," as defined under the rules of the New York Stock Exchange;

  •
  that we have, to the extent applicable, a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

        Since we intend to avail ourselves of the "controlled company" exception under the New York Stock Exchange rules, neither our Nominating and Corporate Governance Committee nor our Compensation Committee will be composed entirely of independent directors. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange within the applicable time frame. These rules require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

        Our Board of Directors has affirmatively determined that Phil Seskin and Jeffrey Marcus are independent directors under the applicable rules of the New York Stock Exchange and that Mr. Seskin is also an independent director for purposes of Rule 10A-3 of the Exchange Act.

Classification of Board of Directors

        Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. Upon completion of this offering, our directors will be divided among the three classes as follows:

  •
  Class I directors, who will be Steven Cochran, Jeffrey Marcus and Phil Seskin, whose initial term will expire at the first annual meeting of the stockholders occurring after this offering;

  •
  Class II directors, who will be Daniel Kilpatrick and Joshua Tamaroff, whose initial term will expire at the second annual meeting of the stockholders occurring after this offering; and

  •
  Class III directors, who will be David Burgstahler and Brian Cassidy, whose initial term will expire at the third annual meeting of the stockholders occurring after this offering.

        Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his successor, or his earlier death, resignation or removal.

Stockholders' Agreement

        In connection with this offering, we expect to enter into a Stockholders' Agreement with the Sponsors and members of management. The Stockholders' Agreement will provide, among other things, that each Sponsor will have the right to designate:

  •
  three directors to our Board of Directors for so long as such Sponsor owns at least 22.5% of our outstanding shares of common stock;

  •
  two directors for so long as such Sponsor owns at least 15%, but less than 22.5%, of our outstanding shares of common stock; and

  •
  one director to our Board of Directors for so long as such Sponsor owns at least 5%, but less than 15%, of our outstanding shares of common stock.

        The initial Avista designees will be Mr. Seskin, Mr. Tamaroff and Mr. Burgstahler. The initial Crestview designees will be Mr. Marcus, Mr. Kilpatrick and Mr. Cassidy. We will be required to take all necessary action to cause the Board of Directors to ensure the composition of our Board of Directors as set forth above. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

Board Committees

        Upon completion of this offering, our Board of Directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

        The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

        Upon completion of this offering, our Audit Committee will consist of Brian Cassidy, as chair, Daniel Kilpatrick, Phil Seskin and Joshua Tamaroff. The SEC rules and the New York Stock Exchange rules require us to have one independent Audit Committee member upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Phil Seskin meets the definition of "independent director" for purposes of serving on an Audit Committee under applicable SEC and the New York Stock Exchange rules, and we intend to comply with these independence requirements within the time periods specified.

        Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.wowway.com upon the completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Compensation Committee

        The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Upon completion of this offering, our Compensation Committee will consist of David Burgstahler, as chair, and Jeffrey Marcus.

        Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.wowway.com upon the completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the Board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us.

        Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of Jeffrey Marcus, as chair, and David Burgstahler.

        Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.wowway.com upon the completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Risk Oversight

        Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

        Following the completion of this offering, our Board of Directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

        Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics

        We have adopted a written General Code of Ethics ("General Code of Ethics") which applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and controller. In addition, we have adopted a written Code of Ethics for Executive Officers and Principal Accounting Personnel ("Senior Officer Code of Ethics") which applies to our principal executive officer, principal financial officer, controller and other designated members of our management. Copies of each code will be available on our corporate website www.wowway.com upon completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We will provide any person, without charge, upon request, a copy of our General Code of Ethics or Senior Officer Code of Ethics. Such requests should be made in writing to the attention of our Secretary at the following address: 7887 East Belleview Avenue, Suite 1000, Englewood, Colorado 80111.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis ("CD&A") provides information regarding the 2016 fiscal year compensation program for each individual who served as a principal executive officer or principal financial officer during 2016 and the three other executive officers at fiscal year-end who were our most highly compensated executives, including each such executive who filled such position during any portion of 2016. Those individuals (the "named executive officers" or "NEOs") were:

  •
  Steven Cochran, Chief Executive Officer ("CEO")

  •
  Richard E. Fish, Jr., Chief Financial Officer

  •
  Craig Martin, General Counsel and Secretary

  •
  Cathy Kuo, Executive Vice President, Strategy & Engagement(1)

  •
  Cash Hagen, Chief Operating Officer(2)

  •
  Scott Russell, Chief Marketing and Sales Officer(3)

(1)
Ms. Kuo served as the Company's Chief Operating Officer until October 2016 and assumed the role of Executive Vice President, Strategy & Engagement thereafter.

(2)
Mr. Hagen served as the Company's Chief Technical Officer until October 2016 and assumed the role of Chief Operating Officer thereafter.

(3)
Mr. Russell began serving as the Company's Chief Marketing and Sales Officer effective October 2016.

        Unless the context requires otherwise, references to the "Compensation Committee" or the "Committee" in this CD&A refer to the Compensation Committee of our Board.

Executive Summary

        The following is a summary of key aspects of our 2016 compensation programs for our named executive officers:

  •
  Multi-Faceted Compensation Program.  Each named executive officer participates in three primary elements of the Company's executive compensation program: a base salary, an annual cash bonus and, beginning in 2016, a long term equity incentive plan. Base salaries provide a fixed amount of compensation that is required to retain key executives. Annual bonuses are awarded based upon achievement of specified performance targets established in connection with our annual bonus plan, which in 2016 was the 2016 Management Bonus Plan ("2016 MBP"). In addition, following the Crestview investment and the Fifth Amended and Restated Operating Agreement of Parent (the "Amended Operating Agreement") our Board adopted the Racecar Holdings, LLC Profits Interest Plan, a new long-term management equity plan (the "Management Equity Plan"), further described below, under which equity incentive awards were granted in 2016.

  •
  Emphasis on Pay-for-Performance.  Cash bonuses under the 2016 MBP may be earned based on individual performance and the achievement of specified quantitative and qualitative performance measures.

  •
  Employment Agreements.  Each named executive officer is subject to an employment agreement with the Company. Those agreements generally provide for cash severance upon a termination by the Company without cause or by the executive for good reason. The employment agreements do not provide tax gross-ups.

  •
  Merit-Based Increases in Base Salaries.  During 2016, each of Messrs. Cochran, Fish, Martin and Hagen and Ms. Kuo received a 2% merit-based increase in their base salaries consistent with other employees.

  •
  Adjustments Due to Changing Executive Roles.  In October 2016, the Company made adjustments to the base salaries of Ms. Kuo and Mr. Russell as a result of their transition into different roles as executives.

        The Compensation Committee is generally charged with the oversight of our executive compensation program and is composed of Messrs. Burgstahler and Marcus. The Compensation Committee considers the proper alignment of executive pay with our values and strategy by overseeing executive compensation policies, measuring and assessing corporate performance and taking into account our CEO's performance assessment of our Company coupled with the individual performance of our other named executive officers. While the Compensation Committee has not historically used the services of independent compensation consultants, it may retain such services in the future to assist in the strategic review of programs and arrangements relating to executive compensation and performance.

Compensation Philosophy and Objectives

        The Company's 2016 compensation program for its executive officers was designed to attract, motivate, reward and retain key executives and employees to enhance membership interest value by emphasizing performance-based compensation. The Company believes that its compensation programs link performance to both annual and long-term goals and objectives and provides total compensation that is both fair and competitive.

        Our policy for allocating between currently paid and long-term compensation is to provide adequate base compensation to attract and retain personnel, while offering additional incentives to achieve short-term and long-term financial performance goals and to maximize long-term value for our members. Our compensation policy provides us the flexibility to allocate between short-term and long-term compensation and between cash and equity-based compensation. We provide cash compensation in the form of a base salary to meet competitive salary norms. In addition, we provide annual cash bonuses which reward executive achievement of short-term goals.

        In February 2016, our Board and Compensation Committee adopted a new long-term equity incentive program (the "Management Equity Plan") administered under the Racecar Holdings, LLC Profits Interest Plan in order to align executive pay with long term gains in membership interest value and long-term financial performance results. The Management Equity Plan contemplates that Management Incentive Units will be issued pursuant to grant agreements, pursuant to which 50% of the units will time-vest ratably at 25% per year over a four year period ("Time Vesting Units") and 50% of the units will vest in accordance with the achievement of certain performance targets ("Performance Vesting Units," and together with the Time Vesting Units, "Incentive Units").

        The primary objectives of our 2016 compensation program are to:

  •
  attract and retain the best possible executive talent; and

  •
  achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives.

        In 2017, we expect that our Compensation Committee will continue to revisit our compensation program and may make adjustments in light of changes to Parent's ownership structure, current market conditions and potential shifts in strategic direction.

Compensation Determination Process

  Compensation Differences among Named Executive Officers

        The Company does not have a fixed internal pay equity scale but rather determines the compensation for each position based upon individual responsibilities and market dynamics. The job titles of our named executive officers in 2016 were as follows: Steven Cochran, Chief Executive Officer; Richard E. Fish, Jr., Chief Financial Officer; Craig Martin, General Counsel and Secretary; Cathy Kuo, Chief Operating Officer until October 2016 and thereafter Executive Vice President, Strategy & Engagement; Cash Hagen, Chief Technical Officer until October 2016 and thereafter Chief Operating Officer; and Scott Russell, Chief Marketing and Sales Officer since October 2016.

        Peer group analysis is a significant factor in establishing total compensation for our named executive officers. The total compensation among our named executive officers varies as a result of each executive's individual performance and overall duties and responsibilities.

  Role of the Board and Chief Executive Officer

        All executive compensation decisions are made by our Compensation Committee. The Committee takes significant direction from the recommendations of our CEO regarding the design and implementation of the executive compensation program, as Mr. Cochran has significant involvement in, and knowledge of, the Company's business goals, strategies and performance, the overall effectiveness of the executive officers and each person's individual contribution to the Company's performance. In 2016, Mr. Cochran developed and recommended appropriate performance measures and targets for individual compensation levels. Mr. Cochran does not make recommendations with respect to his own compensation. In addition, when making its decisions, the Compensation Committee considers the following factors:

  •
  the requirements of any applicable employment agreements;

  •
  the executive's individual performance during the year;

  •
  projected role and responsibilities for the coming year;

  •
  actual and potential impact on the successful execution of our Company strategy;

  •
  the executive's prior compensation, experience and professional status;

  •
  internal pay considerations; and

  •
  employment market conditions and compensation practices within our peer group.

        Because the Company is not required to conduct a say-on-pay vote, it did not consider such a vote in its compensation-setting practices.

        In making annual compensation determinations for the named executive officers, the Committee primarily focuses on target annual compensation, which consists of base salary and a target bonus. The Committee also reviewed subjective factors for each named executive officer, although subjective factors historically have not resulted in material changes to the target annual compensation.

  Use of Peer Group Based on Compensation Surveys and Competitive Market Data

        We have historically used comparative information acquired through industry surveys and comparative company analysis in formulating recommendations for annual base salary adjustments and bonus payments.

        Our Compensation Committee generally targets the compensation level that allows us to recruit highly qualified and experienced executive talent from comparable or larger-sized organizations in the cable and telecommunications industry.

Elements of Executive Compensation

        Our compensation program is weighted towards performance-based compensation, reflecting our philosophy of increasing our long-term value and supporting strategic imperatives, as discussed above. Total compensation and other benefits consist of the following elements:

  •
  base salary;

  •
  annual cash incentive (bonus) compensation; and

  •
  long-term equity incentive compensation.

        We do not offer a defined benefit pension plan. The Compensation Committee supports a competitive employee benefit package, but does not support executive perquisites or other supplemental programs targeted to executives.

  Base Salary

        Each named executive officer received a base salary paid in cash. The employment agreements for each named executive officer established a base salary, subject to annual increases at the Company's discretion. Annual merit increases are generally effective in May of the applicable year. The Committee and the CEO rely primarily on peer group analyses in determining annual salary increases while also considering the Company's overall performance, and the individual's experience, current performance and potential for advancement. Named executive officers, consistent with most WOW! employees in 2016, received a 2% merit increase during 2016.

        The following table sets forth the approximate base salaries approved for the named executive officers in 2015 and 2016, reflecting the increases effective in April of 2015 and May of 2016:

Name	2015 Base Salary	2016 Base Salary
Steven Cochran	$625,000	$637,500
Cathy Kuo(1)	$384,375	$392,063
Craig Martin	$357,247	$364,393
Richard Fish, Jr.	$322,875	$329,333
Cash Hagen	$322,875	$329,333
Scott Russell(2)	N/A	$240,000

(1)
Ms. Kuo's 2016 base salary was decreased to $290,000 in October 2016 consistent with a change in position and responsibilities.

(2)
Mr. Russell's 2016 base salary was increased to $315,000 in October 2016 consistent with a change in position and responsibilities.

  2016 Management Bonus Plan Compensation

        Each year, our Compensation Committee, in consultation with the Company's CEO, establishes an annual incentive bonus plan. In 2016, that plan was the 2016 MBP, which established incentive cash bonuses for each of our named executive officers based upon the achievement of certain business and individual or department objectives, including most prominently adjusted EBITDA (40% of total bonus pool). For the purpose of the 2016 MBP, we define adjusted EBITDA as net income (loss) before net interest expense, income taxes, depreciation and amortization (including impairments), gains (losses)

realized and unrealized on derivative instruments, management fees to related party, the write-up or write-off of any asset, debt modification expenses, loss on extinguishment of debt, integration and restructuring expenses and all non-cash charges and expenses (including equity based compensation expense) and certain other income and expenses, as further defined in our credit facilities. For compensation determination purposes, certain pro forma adjustments relating to acquisitions and dispositions are made to adjusted EBITDA. The Compensation Committee also evaluated other factors such as capital expenditure goals, certain goals relating to business services and HSD growth, as well as qualitative factors such as customer experience goals. The evaluations are not entirely driven by formula, but rather ambitious targets were set and various factors considered in evaluating the degree to which these overall objectives were met.

        Bonus levels are set as a percentage of base salary and are established based upon the individual's job-related responsibilities and corresponding impact on overall Company performance. Assuming achievement of the Company's designated performance goals as described above and satisfactory performance of the named executive officer (as determined by the Compensation Committee and/or the CEO), either the Compensation Committee or the CEO makes the final determination of participant bonus awards for the named executive officers other than the CEO. The Compensation Committee makes the final determination of a bonus award as it relates to the CEO.

        The following table sets forth the specific target bonus (specified as a percentage of base salary, as in place when the targets were set), after adjustment for the merit increase described above for each of the named executive officers:

Name	Target Bonus (% of Base Salary)	Target Bonus Amount ($)
Steven Cochran	100%	$637,500
Cathy Kuo(1)	50%	$196,031
Craig Martin	40%	$145,757
Richard Fish, Jr.	40%	$131,733
Cash Hagen	40%	$131,733
Scott Russell(1)	40%	$96,000

(1)
Target Bonus as a percentage of Base Salary Target Bonus Amounts for each of Ms. Kuo and Mr. Russell were prorated in connection with their respective transitions into new roles. In the case of Ms. Kuo, the Target Bonus Amount was calculated based on 50% of her Base Salary until October 2016 and 40% of her reduced Base Salary for the balance of 2016. For Mr. Russell, the Target Bonus percentage was calculated based on 30% of his Base Salary until October 2016 and 40% of his increased Base Salary for the balance of 2016.

        In general, and subject to the discretion of the Compensation Committee, bonuses were designed to be paid out under the 2016 MBP if certain internal performance and operating metrics were met, including most prominently the Company's adjusted EBITDA. The threshold for any bonus to be paid was set at 30% achievement of the target goals, while the maximum achievable bonus was 150% of each named executive officer's target bonus, with linear increases between such threshold, target and maximum amounts. In all cases, the Compensation Committee and the CEO retain the authority to adjust reported financial measures for unusual or nonrecurring items that impact the results in a given year and/or that were not contemplated when the original targets were set. They are also permitted to use negative discretion and determine not to award any bonuses under the 2016 MBP. The Compensation Committee customarily utilizes this discretion as appropriate.

        Taking into account the evaluation of the Company's achievement of the goals described above and Company performance as a whole, the Compensation Committee elected to award each named executive officer 39.6% of the target bonus amount under the 2016 MBP.

  Management Equity Plan

        In February 2016, our Board adopted the Management Equity Plan. Prior to the Crestview investment, our Parent had previously issued incentive equity ("Prior Incentive Units") under the Parent's Fourth Amended and Restated Operating Agreement (the "Prior Operating Agreement"). The Prior Incentive Units were either sold, forfeited, or converted into equity in connection with the Crestview investment. The Management Equity Plan was created to refresh the Company's long-term equity plan in connection with the Amended Operating Agreement. See "—Narrative to Summary Compensation Table and Grants of Plan-Based Awards" for a description of the Management Equity Plan. Grants under the Management Equity Plan are not expected to be automatically made on an annual basis. However, as a means to create meaningful long-term incentives to management and to refresh the employee incentive program for retention purposes, on May 31, 2016 new Incentive Units were granted to our named executive officers as follows: Mr. Cochran was awarded 29,107 Incentive Units, Mr. Fish was awarded 19,502 Incentive Units, Mr. Hagen was awarded 17,464 Incentive Units, and each of Ms. Kuo and Messrs. Martin and Russell was awarded 11,643 Incentive Units.

  Retirement Plans

        In order to attract, retain and pay market levels of compensation, we aim to provide benefits to our named executive officers that are consistent with market practices. We offer a 401(k) qualified defined contribution retirement plan for our employees, including named executive officers and we match 25% of each participant's voluntary contributions subject to a limit of the first 4% of the participant's compensation. The matching contributions vest 25% annually over a four-year period.

  Health and Welfare Benefits

        Our named executive officers are eligible to participate in each of our employee and health and welfare benefit arrangements on the same basis as our other employees (subject to, and in accordance with, applicable laws). This is a fixed component of compensation, and these benefits are provided on a non-discriminatory basis to all employees.

  Perquisites or Other Benefits

        Other than the benefits described in this CD&A, we do not currently provide any perquisites or other benefits to our named executive officers.

  Equity Ownership Guidelines

        Prior to the Crestview investment, the Prior Incentive Units were subject to the provisions of the amended and restated Members Agreement dated July 17, 2012 and the amended and restated Registration Rights Agreement dated May 1, 2006 (as further revised by way of amendment dated July 17, 2012) which, among other things, restricted the transferability of such units in order to ensure alignment with our equity investors. Future grants of equity Incentive Units will be subject to the provisions of the Amended Operating Agreement, the Management Equity Plan developed pursuant thereto, as well as the amended and restated Registration Rights Agreement dated December 18, 2015. We do not maintain formal equity ownership guidelines, and do not expect to do so in the near term.

  Severance and Change in Control Benefits

        We have entered into employment agreements with each of our named executive officers. These employment agreements provide for base salary, annual discretionary bonuses and employee benefits over specified terms of employment. Each of these agreements provides for certain payments and other benefits if the executive's employment is terminated by us without cause or by the executive for good reason. In each case, severance payments are subject to signing a release and our executives are subject to non-competition, non-solicitation and confidentiality restrictions. See the subsection "—Potential Payments upon Termination or Change in Control" for a description of these employment agreements, including the applicable severance and change in control benefits.

  Non-qualified Deferred Compensation Plan

        In July 2007, we implemented a non-qualified deferred compensation plan. Under this plan, certain members of management and other highly compensated employees may elect to defer a portion of their annual compensation, subject to certain percentage limitations. The assets and liabilities of the plan are consolidated within the Company's financial statements. The assets of the plan are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan. However, in the event the Company became insolvent, the investments would be available to all unsecured general creditors.

  Tax and Accounting Implications

        In 2016, we were not subject to Section 162(m) of the Code. In the event we become subject to Section 162(m) of the Code, the Compensation Committee will consider the impact of Section 162(m) in the design of its compensation strategies annually.

        The Compensation Committee operates its compensation programs with the intention of either complying with, or being exempt from, the requirements of Section 409A of the Code. We account for stock-based payments with respect to our long-term equity incentive award program in accordance with the requirements of Financial Accounting Standard Board ("FASB") ASC 718—Stock Compensation ("ASC 718").

SUMMARY COMPENSATION TABLE

        The table below summarizes the total compensation paid to, or earned by, the named executive officers in 2016, 2015 and 2014.

Name and Principal Position	Year	Salary	Incentive Units(1)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Steven Cochran	2016	$633,173	$1,112,075	$252,616	$292,915	(2)	$2,290,779
Chief Executive Officer	2015	$620,384	—	$562,559	$12,949	(3)	$1,195,892
	2014	$605,919	—	—	$15,699	(4)	$621,618
Craig Martin	2016	$361,920	$448,838	$57,758	$54,244	(5)	$922,760
General Counsel and	2015	$354,566	—	$128,622	$5,059	(6)	$488,247
Secretary	2014	$349,504	—	—	$2,593	(7)	$352,097
Richard E. Fish, Jr.	2016	$327,097	$751,802	$52,201	$93,451	(8)	$1,224,551
Chief Financial Officer	2015	$320,452	—	$116,247	—		$436,699
	2014	$310,385	—	—	—		$310,372
Cash Hagen	2016	$327,097	$673,237	$52,201	$115,319	(9)	$1,167,854
Chief Operating Officer	2015	$320,452	—	$116,247	$5,237	(10)	$441,936
	2014	$311,194	—	—	$2,881	(11)	$314,075
Cathy Kuo	2016	$365,849	$448,838	$69,860	$109,633	(12)	$994,180
Executive Vice President,	2015	$381,491	—	$172,987	$5,163	(13)	$559,641
Strategy & Engagement	2014	$357,567	—	—	$4,390	(14)	$361,957
Scott Russell(15)	2016	$150,462	$475,791	$20,562	—		$646,815
Chief Marketing and Sales Officer

(1)
This column reports information with respect to the Incentive Units that were granted to our named executive officers in 2014, 2015 and 2016.

With respect to the Incentive Units granted in 2014 under the Prior Operating Agreement, the Company engaged a valuation expert, Fair Value Advisors, to assist in determining the grant date value of the Incentive Units awards in accordance with FASB ASC 718. A binomial fair value model was used and resulted in an immaterial amount for all Incentive Units granted in 2012, less than $2,000. The Company, using a similar binomial fair value model for its 2013 and 2014 awards, determined that the grant date value of the Incentive Units was immaterial. As such, no grant date fair value is included in this column for these awards. This amount does not necessarily reflect the actual value a named executive officer may have received upon a sale or conversion of such awards.

With respect to the Incentive Units granted in 2016 under the Amended Operating Agreement, the Company engaged a valuation expert, KPMG LLP, to assist in determining the grant date value of the Incentive Units awards in accordance with FASB ASC 718. Using a market approach which derives value from a recent transaction which involved the Company's equity. Based on this market approach the Company used an option pricing method ("OPM") due to the complexity of its capital structure. The OPM backsolve was then constructed where the total equity value is dependent variable that is necessary to reconcile to the recent transaction event that included equity. Based on this methodology the Company determined that the grant date fair value of the Time Vesting Units was $77.10 per unit and utilized such value for purposes of compensation expense which is recognized as such units vest. The grant date fair value of the Performance Vesting Units, due to the speculative nature of the vesting conditions, are not included in the Company's compensation expense or the tables above, rather the Company expects to book such expense when, as, and if such Performance Vesting Units vest.

(2)
For 2016, consists of a $285,713 cash payment received pursuant to a retention plan adopted by the Company in connection with the termination of certain profits interests in the Company previously forfeited by plan participants upon the closing of the Crestview investment (a "retention plan payment"), a distribution of $2,906 from the Company's 401(k) plans made for compliance reasons, and $4,296 in earnings on the Company's non-qualified deferred compensation plan.

(3)
For 2015, consists of a distribution of $5,287 from the Company's 401(k) plans made for compliance reasons, and $7,662 in earnings on the Company's non-qualified deferred compensation plan.

(4)
For 2014, consists of employer contributions to the Company's 401(k) plan and earnings on the Company's non-qualified deferred compensation plan.

(5)
For 2016, consists of a $51,378 retention plan payment, a distribution of $2,719 from the Company's 401(k) plans made for compliance reasons, and $147 in earnings on the Company's non-qualified deferred compensation plan.

(6)
For 2015, consists of a $5,059 distribution of the Company's 401(k) plans made for compliance reasons.

(7)
For 2014, consists of employer contributions to the Company's 401(k) plan.

(8)
For 2016, consists of a retention plan payment.

(9)
For 2016, consists of a $112,429 retention plan payment, and $2,890 distribution of the Company's 401(k) plan made for compliance reasons.

(10)
For 2015, consists of $5,237 distribution of the Company's 401(k) plan made for compliance reasons.

(11)
For 2014, consists of employer contributions to the Company's 401(k) plan made for compliance reasons.

(12)
For 2016, consists of a retention plan payment.

(13)
For 2015, consists of $5,163 distribution of the Company's 401(k) plans made for compliance reasons.

(14)
For 2014, consists of employer contributions to the Company's 401(k) plan.

(15)
Mr. Russell was appointed as an executive officer in October 2016.

 GRANTS OF PLAN-BASED AWARDS IN 2016

        The following table provides information about plan-based awards granted to the named executive officers in 2016.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Units (#)(2)	Grant Date Fair Value of Stock Awards ($)(3)
Name	Performance Period/Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Steven Cochran	5/31/2016	$191,250	$637,500	$956,250	—	14,553.5	—	14,553.5	$1,112,075
Cathy Kuo	5/31/2016	$43,986	$146,619	$219,929	—	5,821.5	—	5,821.5	$448,838
Cash Hagen	5/31/2016	$39,520	$131,733	$197,560	—	8,732.0	—	8,732.0	$673,237
Craig Martin	5/31/2016	$47,327	$157,757	$236,635	—	5,821.5	—	5,821.5	$448,838
Richard E. Fish, Jr.	5/31/2016	$39,250	$131,733	$197,560	—	9,751.0	—	9,751.0	$751,802
Scott Russell	5/31/2016	$30,960	$103,200	$154,800	—	1,750.0	—	1,750.0	$134,925
Scott Russell	10/7/2016	—	—	—	—	4,071.5	—	4,071.5	$340,866

(1)
Amounts in this column relate to the Performance Vesting Units granted under the Management Equity Plan. See "—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Management Equity Plan" for a description of those Incentive Units.

(2)
Amounts in this column relate to the Time Vesting Units granted under the Management Equity Plan. See "—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Management Equity Plan."

(3)
Grant date fair value is attributed to the Time Vesting Units awards under FASB ASC Topic 718. See Footnote 1 to the Summary Compensation Table for a description of how these values were derived.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards

  Non-Equity Incentive Plan—2016 Management Bonus Plan

        Non-Equity Incentive Plan—2016 Annual Bonus Plan.    For the participating named executive officers, the target bonus amount was based on the achievement of several internal company goals, including adjusted EBITDA, business services and HSD growth, capital expenditures and customer satisfaction. Each named executive officer earned 39.6% of the target bonus. The Compensation Committee based its determination on actual Company results, qualitative and quantitative data, and overall Company performance.

  Management Equity Plan

        Equity Incentive Plan—2016 Management Equity Plan.    Our Management Equity Plan is governed by the WideOpenWest Holdings, LLC Profits Interest Plan, dated February 3, 2016, and the terms and conditions of the relevant grant agreements executed in connection with Incentive Unit Grants from time to time. The maximum number of Incentive Units (including issued and outstanding Incentive Units) available for issuance under the Management Equity Plan is 295,667 units, or approximately 8% of the total outstanding units of Parent excluding Incentive Units, which may be either authorized and unissued units or units held in or acquired for our treasury. In general, if Incentive Units under the Management Equity Plan for any reason are cancelled, forfeited, expired or terminated, such Incentive Units will be available for the further grant of awards under the Management Equity Plan.

        Incentive Units granted under the Management Equity Plan are intended to constitute a "profits interest" in the Parent for tax purposes and represent a Class D unit in the Parent. Generally, our named executive officers are granted these Incentive Units at no purchase price, and then those

Incentive Units are subject to a combination of time and performance-based vesting conditions from time to time. Such Class D units represent a right to a fractional portion of the profits and distributions of Parent in excess of a "participation threshold" determined in accordance with the Amended Operating Agreement. The Class D units are in a secondary position to the other outstanding classes of units in the Parent, in that in any event in which the equity is valued and paid out, holders of the Class D units are only paid if an amount at least equal to the applicable participation threshold is first allocated to all of the outstanding classes of units under the Amended Operating Agreement.

        The Board or any specified committee thereof (the "Administrator") has full authority to administer and interpret the Management Equity Plan, including the power to determine the form, amount and other terms and conditions of awards. Awards granted under the Management Equity Plan will be evidenced by award agreements (which need not be identical) that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award. The Administrator, in its sole discretion, may provide in an award agreement that such award is subject to cancellation, in whole or in part, due to violation of covenants relating to non-competition, non-solicitation, non-disclosure and certain other activities that conflict with, or are adverse to, our interests. Notwithstanding any other provision of the Management Equity Plan, the Board of Directors may at any time amend any or all of the provisions of the Management Equity Plan, or suspend or terminate it entirely, subject to certain limitations. Awards granted under the Management Equity Plan are generally non-transferable (other than by will or the laws of descent and distribution) except that the Administrator may provide for the transferability of awards to certain family members and related trusts, partnerships and limited liability companies.

OUTSTANDING EQUITY AWARDS AT 2016 FISCAL YEAR-END

        The following table provides information on the holdings of equity awards by our named executive officers as of December 31, 2016.

		Equity Awards(1)
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Steven Cochran	5/31/2016	10,915.1	(3)	—	14,553.5	(4)	—
Craig Martin	5/31/2016	4,366.1	(3)	—	5,821.5	(4)	—
Richard E. Fish, Jr.	5/31/2016	7,313.3	(3)	—	9,751.0	(4)	—
Cathy Kuo	5/31/2016	3,667.5	(6)	—	5,821.5	(4)	—
Cash Hagen	5/31/2016	6,549.0	(3)	—	8,732.0	(4)	—
Scott Russell	5/31/2016	1,312.5	(3)	—	1,750.0	(4)	—
Scott Russell	10/7/2016	4,071.5	(5)	—	4,071.5	(4)	—

(1)
Represents Incentive Units granted to our named executive officers under the Management Equity Plan.

(2)
The Incentive Units represent a profits interest in the Parent. No value is realized as a result of vesting of those units. See "—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Management Equity Plan" for a description of the Incentive Units.

(3)
Vest pro rata over four years on December 18 of each such year.

(4)
Vest only upon a liquidity event (as defined in the relevant Incentive Unit grant agreement) only to the extent the applicable participation threshold is first allocated to all of the outstanding classes of units under the Amended Operating Agreement, provided that the holder of the Incentive Units is still employed as of the date of such liquidity event.

(5)
Vest pro rata over four years on June 30 of each such year.

(6)
In connection with Ms. Kuo's title change, vesting is 37% year one, 58% year two, 79% year three and 100% year four.

OPTION EXERCISES AND EQUITY UNITS VESTED IN 2016

        The Company does not issue stock options to any of its employees. The following table provides information on Management Incentive Units held by our named executive officers that vested in 2016.

	Incentive Units
Name	Number of Incentive Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Steven Cochran	3,638.4	—
Cathy Kuo	2,154.0	—
Cash Hagen	2,183.0	—
Craig Martin	1,455.4	—
Richard E. Fish, Jr.	2,437.8	—
Scott Russell	437.5	—

(1)
The Incentive Units represent a profits interest in the Parent. No value is realized as a result of vesting of those units. See "—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Management Equity Plan" for a description of the Incentive Units.

Pension Benefits in 2016

        We do not offer our executives or others a pension plan. Retirement benefits are limited to participation in our 401(k) plan with an employer discretionary match for employee deferrals of up to 4% of base salary, subject to applicable Code contribution limitations under the Code.

Non-qualified Deferred Compensation in 2016

        The following table shows certain information concerning non-qualified deferred compensation activity in 2016 for our named executive officers.

NON-QUALIFIED DEFERRED COMPENSATION IN 2016

Name	Executive Contributions in 2016 ($)	Company Contributions in 2016 ($)	Aggregate Earnings in 2016 ($)(1)	Aggregate Withdrawals/ Distributions ($)(2)	Aggregate Balance at 12/31/2016 ($)
Steven Cochran	—	—	$4,296	$138,600	$227,905
Craig Martin	—	—	$147	—	$38,971

(1)
Amounts in this column are included in the "All Other Compensation" column in the Summary Compensation Table.

(2)
Amounts in this column are not included in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        The following section describes potential payments and benefits to the named executive officers under the Company's compensation and benefit plans and arrangements upon termination of employment or a change of control of the Company.

        As described above, each of our named executive officers has an employment agreement with the Company. In addition, the Company may authorize discretionary severance payments to its named executive officers upon termination.

Description of Severance or Change in Control Provisions in Employment Agreements

        Mr. Cochran's Employment Agreement.    In connection with Mr. Cochran's appointment as Chief Executive Officer and member of the Board effective April 1, 2014, on February 3, 2014, the Parent entered into an employment agreement with Mr. Cochran. On May 15, 2017, Mr. Cochran entered into an amended and restated employment agreement with the Company (the "Employment Agreement") in advance of the Initial Public Offering to update certain terms and to update the employing entity to the Company. The term of the Employment Agreement is for five years unless earlier terminated pursuant to its terms. The Employment Agreement supersedes Mr. Cochran's prior employment agreement in all respects.

        Under the Employment Agreement, Mr. Cochran receives an annual base salary, subject to annual increases as determined by Parent's Compensation Committee, and an annual bonus award with a target bonus of 100% of his annual base salary (based upon achievement of objective performance goals established by the compensation committee, which may include Mr. Cochran and the performance relative to budgeted adjusted EBITDA, numbers of subscribers, capital expenditures, and customer satisfaction and other goals established by the compensation committee). The Compensation Committee will establish additional performance thresholds above and below the target ranging from 50% to a percentage in excess of 100% of Mr. Cochran's annual base salary as permitted by the then existing management bonus plan. Mr. Cochran may participate in the Company's employee benefit plans as are generally made available to the Company's senior executives, including insurance programs and other fringe employee benefits.

        Upon termination of Mr. Cochran's employment without cause or by Mr. Cochran for good reason, Mr. Cochran will receive severance in the form of continued annual salary payments through the second anniversary of the date of his termination of employment (subject to his execution of a release in favor of the Company and its subsidiaries and continued compliance with the restrictive covenants set forth in the Employment Agreement). Mr. Cochran will not be entitled to severance payments or sale rights upon termination for any other reason.

        Other Named Executive Officers' Employment Agreements.    The Parent previously entered into letter agreements relating to employment with each of Messrs. Martin, Fish, Hagen and Russell and Ms. Kuo. On May 15, 2017, Messrs. Martin, Fish, Hagen and Russell and Ms. Kuo entered into amended and restated letter agreements with the Company in advance of the Initial Public Offering to update certain terms of the letter agreements, including their current titles, and to update the employing entity to the Company. Each such amended and restated letter agreement was executed using the same form of agreement. None of the amended and restated letter agreements specify a minimum term. The amended and restated letter agreements provide for an annual base salary (subject to annual review for increase only) and an annual bonus award with a target bonus opportunity of 40% of base salary (based upon formulas to be established in its sole discretion, such as annual budgeted adjusted EBITDA, achievement of budgeted customer retention, and acquisition of customer satisfaction ratings). Each of the amended and restated agreements also permits the named executive officer to participate in the Company's employee benefit plans as are generally made available to our senior executives, including insurance programs and other fringe employee benefits.

        Upon termination of the employment of Messrs. Martin, Fish, Hagen or Russell or Ms. Kuo by the Company without cause or by the employee for good reason, such employee shall receive severance equal to 1 year's salary to be paid in 12 equal monthly installments (subject to the employee's execution of a release in favor of the Company and continued compliance with the restrictive covenants set forth in the letter agreement). The letter agreements do not provide for severance payments upon any other termination.

Change of Control/Severance Payment Table as of December 31, 2016

        The following table estimates the potential payments and benefits to the named executive officers upon termination of employment or a change of control, assuming such event occurs on December 31, 2016. These estimates do not reflect the actual amounts that would be paid to such persons, which would only be known at the time that they become eligible for payment and would only be payable if the specified event occurs.

        Items Not Reflected in Table.    The following items are not reflected in the table set forth below:

  •
  Accrued salary, bonus (except to the extent specifically noted in an employment agreement) and vacation.

  •
  Costs of COBRA or any other mandated governmental assistance program to former employees.

  •
  Welfare benefits provided to all salaried employees having substantially the same value.

  •
  Amounts outstanding under the 401(k) plan.

  •
  Although the Incentive Units become fully vested upon a change in control, they are not included in the table below. This is because the Incentive Units represent a profits interest in the Parent. As such, no value is received as a result of the vesting of those units, unless the change of control qualifies as a liquidity event under the applicable grant agreement and the applicable participation threshold is first allocated to all of the outstanding classes of units under the Amended Operating Agreement. See "—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Management Equity Plan" for a description of the Incentive Units.

CHANGE IN CONTROL AND SEVERANCE PAYMENTS AS OF DECEMBER 31, 2016

	Cash Severance ($)	Total ($)
Steven Cochran(1)	$1,275,000	$1,275,000
Termination without cause or for good reason
Cathy Kuo(2)	$290,000	$290,000
Termination without cause or for good reason
Craig Martin(2)	$364,393	$364,393
Termination without cause or for good reason
Richard E. Fish, Jr.(2).	$329,333	$329,333
Termination without cause of for good reason
Cash Hagen(2)	$329,333	$329,333
Termination without cause or for good reason
Scott Russell(2)	$315,000	$315,000
Termination without cause or for good reason

(1)
Calculated as 2 times Mr. Cochran's salary in effect as of December 31, 2016.

(2)
Calculated as 1 times the named executive officer's base salary in effect as of December 31, 2016.

Director Compensation

        Board members from Avista and Crestview do not receive any direct compensation for their service as directors. We pay Avista a management fee of $1,500,000 annually pursuant to the Amended and Restated Financial Advisory Agreement, dated as of July 17, 2012, to provide certain advisory and consulting services, including, without limitation, general advisory services in relation to Parent and its subsidiaries (including WOW!), management and business; identification, analysis, support and negotiation of acquisitions and dispositions; analysis, support and negotiation of financing alternatives, including, without limitation, in connection with acquisitions, capital expenditures and refinancing of existing indebtedness; finance functions, including assistance in the preparation of financial projections; and strategic planning functions, including evaluating major strategic alternatives. In addition, pursuant to a consulting agreement dated as of December 18, 2015 by and among Parent, Avista and Crestview, Crestview is entitled to 50% of any management fee or transaction fee actually received by Avista, and we are responsible for the reasonable expenses of each of Avista and Crestview incurred in providing services under such agreements. See "Certain Relationships and Related Party Transactions—Services Agreement" and "—Consulting Agreement."

        Effective October 20, 2012, we appointed Mr. Seskin as a director of the Company. He currently receives an annual fee of $50,000.

        Mr. Seskin received 383 Incentive Units for his service as a director of the Company in 2016.

        We do not compensate our board members with per meeting fees. Our directors are reimbursed for any expenses incurred in connection with their service.

        Following the completion of this offering, we intend to approve and implement a compensation program for all of our non-employee directors that consists of annual retainer fees and long-term equity awards.

Compensation Committee Interlocks and Insider Participation

        During 2016, the members of our Compensation Committee were Messrs. Burgstahler and Marcus. Mr. Burgstahler is a Co-Managing Partner and President of Avista while Mr. Marcus is a Partner at Crestview. Avista provides us with advisory services pursuant to a Financial Advisory Agreement and certain amounts owing to Avista are paid to Crestview.

2017 Omnibus Incentive Plan

        In connection with this offering, we intend to adopt a new equity incentive plan in 2017, our 2017 Omnibus Incentive Plan (the "2017 Plan"), and we expect that all awards following the offering will be made under the 2017 Plan.

        The 2017 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2017 Plan. The purpose of the 2017 Plan will be to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms we expect the 2017 Plan to include.

        Administration.    The 2017 Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have the power to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2017 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2017 Plan as it deems necessary or proper.

        The Compensation Committee will have authority to administer and interpret the 2017 Plan, to grant discretionary awards under the 2017 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2017 Plan and the awards thereunder as the Compensation Committee deems necessary or desirable and to delegate authority under the 2017 Plan to our executive officers.

        Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2017 Plan or with respect to which awards may be granted may not exceed 6,474,128 shares, of which 6,351,891 will remain available for issuance or use after giving effect to grants of restricted stock to be made in connection with this offering. The number of shares available for issuance under the 2017 Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2017 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2017 Plan.

        The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Code and may be granted under the 2017 Plan during any fiscal year to any eligible individual will be shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the 2017 Plan during any fiscal year to any eligible individual will be 5,000,000 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2017 Plan during any fiscal year to any eligible individual will be 1,000,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2017 Plan during any fiscal year to any eligible individual will be $10,000,000. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $1,000,000.

        Eligibility for Participation.    Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2017 Plan.

        Award Agreement.    Awards granted under the 2017 Plan will be evidenced by award agreements, which need not be identical, that will provide additional terms, conditions, restrictions and/ or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the Compensation Committee.

        Stock Options.    The Compensation Committee may grant non-qualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

        Stock Appreciation Rights.    The Compensation Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2017 Plan, or such other event as the Compensation Committee may designate at the time of grant or thereafter.

        Restricted Stock.    The Compensation Committee may award shares of restricted stock. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The Compensation Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

        Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

        If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals is substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances.

        Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2017 Plan and are discussed in general below.

        Other Stock-Based Awards.    The Compensation Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2017 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2017 Plan and discussed in general below.

        Other Cash-Based Awards.    The Compensation Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation Committee may accelerate the vesting of such award in its discretion.

        Performance Awards.    The Compensation Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the Compensation Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

        Performance Goals.    The Compensation Committee may grant awards of restricted stock, performance awards and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) incremental contribution; (7) incremental contribution return on investment; (8) incremental contribution margin return on investment; (9) incremental contribution margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation Committee; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

        To the extent permitted by law, the Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded,

such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

        Performance goals may also be based on an individual participant's performance goals, as determined by the Compensation Committee.

        In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

        Change in Control.    In connection with a change in control, as defined in the 2017 Plan, the Compensation Committee may accelerate vesting of outstanding awards under the 2017 Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law, (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards, or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

        Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

        Amendment and Termination.    Notwithstanding any other provision of the 2017 Plan, our Board of Directors may at any time amend any or all of the provisions of the 2017 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2017 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

        Transferability.    Awards granted under the 2017 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of non-qualified stock options at the time of grant or thereafter to certain family members.

        Recoupment of Awards.    The 2017 Plan will provide that awards granted under the 2017 Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of "incentive-based compensation" under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

        Effective Date; Term.    Prior to the closing of this offering, we expect the Board of Directors and our stockholders to adopt the 2017 Plan. No award will be granted under the 2017 Plan on or after the tenth anniversary of its adoption. Any award outstanding under the 2017 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

 Effect of the Distribution and this Offering

        Prior to the closing of this offering, we will effect a 67,274.092-for-1 stock split and Parent will distribute the shares of our common stock that it holds (indirectly through Racecar Acquisition LLC) to its equity holders based on their relative rights under its limited liability company agreement, with no issuance of additional shares by us. Each holder of units of WideOpenWest Holdings, LLC will receive shares of our common stock in the distribution, subject to the terms of any applicable grant or other agreement. Subject to certain adjustments that we will make, members of our management that hold vested units of Parent will receive vested common stock and members of management that hold unvested units will receive restricted common stock, subject only to time vesting.

        Upon the consummation of the offering, pursuant to our 2017 Plan, we expect to grant to members of our management approximately 122,237 shares of restricted stock, including 32,402 restricted stock units to be granted to our Named Executive Officers (based on the midpoint of the price range set forth on the cover of this prospectus). This restricted stock will vest, if at all, ratably over three years following issuance, subject to continued employment through the vesting date.

        In addition, we plan to issue additional shares of restricted common stock under our 2017 Omnibus Incentive Plan to our Named Executive Officers and other members of management following the completion of this offering (the "Post-IPO Awards"). A portion of this restricted stock will vest, if at all, one year from issuance and a portion will vest, if at all, ratably over three years following issuance, subject to continued employment through the applicable vesting date. The Post-IPO Awards are anticipated to represent between 1.0% and 2.0% of our total common stock outstanding and will be issued, if at all, only at the discretion of our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information about the beneficial ownership of our common stock, as of May 15, 2017 by:

  •
  the selling stockholders;

  •
  each other person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

        The numbers listed below are based on 86,321,711 shares of our common stock outstanding as of May 15, 2017 and gives effect to the Stock Split and the Distribution.

        Upon the completion of this offering, the Sponsors will own approximately 73% of our common stock, assuming that the underwriters do not exercise their option to buy additional shares, and 69% of our common stock, assuming that the underwriters exercise their option in full to buy additional shares. As a result, we expect to be a "controlled company" within the meaning of the corporate governance rules of the New York Stock Exchange.

	Common stock owned before the offering		Common stock owned after the offering (no option exercise)			Common stock owned after the offering (option exercise)
					Common stock to be sold in this offering (assuming full option exercise)
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage		Number	Percentage
Selling Stockholders:
Affiliates of Avista(2)	37,870,054	56.3%	37,870,054	43.9%	2,857,142	35,012,912	40.6%
Other Principal Stockholders:
Crestview Funds(3)	24,817,679	36.9%	24,817,679	28.8%		24,817,679	28.8%
Executive Officers and Directors:
Steven Cochran	547,262	*	547,262	*		547,262	*
Richard E. Fish, Jr.	117,675	*	117,675	*		117,675	*
Cash Hagen	199,311	*	199,311	*		199,311	*
Cathy Kuo	230,522	*	230,522	*		230,522	*
Craig Martin	215,433	*	215,433	*		215,433	*
Scott Russell	97,210	*	97,210	*		97,210	*
David Burgstahler(4)	—	—	—	—		—	—
Brian Cassidy(5)	—	—	—	—		—	—
Daniel Kilpatrick(5)	—	—	—	—		—	—
Jeffrey Marcus(5)	—	—	—	—		—	—
Phil Seskin(6)	4,807	*	4,807	*		4,807	*
Joshua Tamaroff(7)	—	—	—	—		—	—
Executive Officers and Directors as a Group (12 persons)	1,412,220	2.1%	1,412,220	1.6%		1,412,220	1.6%

*
Less than 1%

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•
voting power which includes the power to vote, or to direct the voting of, such security; and/or

•
investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his or her spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on May 15, 2017 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person's percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. The address of our executive officers is c/o 7887 East Belleview Avenue, Suite 1000, Englewood, Colorado 80111.

(2)
Includes 8,571,180 shares held by Avista Capital Partners, L.P. and 2,260,143 shares held by Avista Capital Partners (Offshore), L.P. (collectively, the "Avista I Funds"), 5,189,636 shares held by Avista Capital Partners III, L.P., 1,531,596 shares held by Avista Capital Partners (Offshore) III, L.P. and 1,362,097 shares held by Avista Capital Partners (Offshore) III-A, L.P. (collectively, the "Avista III Funds" and, together with the Avista I Funds, the "Avista Funds"), and 18,059,208 shares held by ACP Racecar Co-Invest, LLC ("ACP Co-Invest I") and 896,194 shares held by ACP Racecar Co-Invest II, LLC (together with ACP Co-Invest I and the Avista Funds, the "Avista Entities"). Avista Capital Partners GP, LLC exercises voting and dispositive power over the shares held by the Avista I Funds. Avista Capital Partners III GP, L.P. exercises voting and dispositive power over the shares held by the Avista III Funds. Avista Capital Managing Member, LLC exercises voting and dispositive power over Avista Capital Partners GP, LLC and Avista Capital Partners III GP, L.P. Voting and disposition decisions at Avista Capital Managing Member, LLC are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin and Sriram Venkataraman.

The address of each entity referenced in this footnote is c/o Avista Capital Partners, 65 E. 55th Street, 18th Floor, New York, New York 10022.

(3)
Includes 4,136,280 shares held by Crestview W1 Co Investors, LLC, 972,372 shares held by Crestview W1 TE Holdings, LLC, and 19,709,027 shares held by Crestview W1 Holdings, L.P. Crestview Partners III GP, L.P. exercises voting and dispositive power over the shares held by Crestview. Voting and disposition decisions of Crestview Partners III GP, L.P. are made by an investment committee, the members of which are Barry Volpert, Robert Delaney, Jr., Thomas Murphy, Jr., Brian Cassidy, Jeffrey Marcus, Quentin Chu, Robert Hurst, Alexander Rose, Richard DeMartini and Adam Klein. None of the foregoing persons has the power individually to vote or dispose of any shares. Each of the foregoing individuals disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest. The address of each of the foregoing is c/o Crestview Partners, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(4)
Excludes shares held by the Avista Entities. Mr. Burgstahler is the President of the general partner of Avista Capital Partners GP, LLC and as a result may be deemed to beneficially own the shares owned by the Avista Entities. Mr. Burgstahler disclaims beneficial ownership of the shares held by the Avista Entities, except to the extent of his pecuniary interest therein. Mr. Burgstahler's address is c/o Avista Capital Partners, 65 E. 55th Street, 18th Floor, New York, New York 10022.

(5)
Excludes shares held by Crestview. The address of Mr. Cassidy, Mr. Kilpatrick and Mr. Marcus is c/o Crestview Partners, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(6)
The address of Mr. Seskin is c/o 7887 East Belleview Avenue, Suite 1000, Englewood, Colorado 80111.

(7)
Excludes shares held by the Avista Entities. The address of Mr. Tamaroff is c/o Avista Capital Partners, 65 E. 55th Street, 18th Floor, New York, New York 10022.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Services Agreement

        Avista entered into a financial advisory agreement (the "Financial Advisory Agreement") pursuant to which Parent retained Avista to provide certain advisory and consulting services, including, without limitation, general advisory services in relation to Parent and its subsidiaries (including WOW!), management and business; identification, analysis, support and negotiation of acquisitions and dispositions; analysis, support and negotiation of financing alternatives, including, without limitation, in connection with acquisitions, capital expenditures and refinancing of existing indebtedness; finance functions, including assistance in the preparation of financial projections; and strategic planning functions, including evaluating major strategic alternatives. In addition, the Financial Advisory Agreement provides that Parent shall pay Avista a quarterly management fee (the "Management Fee") equal to $375,000 (of which 50% will be paid to Crestview pursuant to the Consulting Agreement (as defined below)), plus reasonable out of pocket expenses incurred in connection with services provided under the Financial Advisory Agreement. Historically, our subsidiary WOW! Finance has provided the funding required to pay the Management Fee. See also "—Consulting Agreement." Further, upon any transaction entered into by Parent or its affiliates in which Avista has provided advice and assistance to Parent under the Financial Advisory Agreement (other than a transaction constituting a Change of Control (as defined in Parent's credit agreement)), the Financial Advisory Agreement provides that Parent shall pay Avista reasonable and customary advisory fees for the advice and services provided by Avista (in addition to the Management Fee) (the "Transaction Fee"). The Financial Advisory Agreement terminates upon the earlier of July 17, 2022, the date upon which Parent pays to Avista all amounts that would otherwise be payable pursuant to the Financial Advisory Agreement through July 17, 2022, or such earlier time as Avista terminates the Financial Advisory Agreement by delivering notice to the Company. The Financial Advisory Agreement will be terminated in connection with this offering.

Consulting Agreement

        On December 18, 2015, in connection with the Crestview Purchase Agreement, Avista, Crestview, and Parent entered into a consulting agreement (the "Consulting Agreement") pursuant to which Avista retained Crestview to assist Avista in providing services to Parent pursuant to the Financial Advisory Agreement and otherwise as agreed to by Crestview. In consideration therefore, the Consulting Agreement provides that Avista will pay Crestview 50% of any Management Fee or Transaction Fee actually received by Avista (including from the Financial Advisory Agreement) and Parent will reimburse Crestview for any reasonable out of pocket expenses incurred by Crestview or its affiliates in connection with providing services under the Consulting Agreement. The Consulting Agreement will be terminated in connection with this offering.

Registration Agreement

        Parent, Avista, Crestview and certain other investors and members of management entered into an amended and restated registration agreement (the "Registration Agreement") pursuant to which Avista or Crestview may require Parent to register the sale of its common units of Parent. In addition, all holders of common units have the right to exercise certain piggyback registration rights with respect to their own common units if Parent elects to register any of its own securities. The Registration Agreement also includes customary provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. We intend to terminate the Registration Agreement in connection with this offering.

Stockholders' Agreement

        In connection with this offering, we expect to enter into a Stockholders' Agreement with the Sponsors and members of management. The Stockholders' Agreement will provide, among other things, that each Sponsor will have the right to designate:

  •
  three directors to our Board of Directors for so long as such Sponsor owns at least 22.5% of our outstanding shares of common stock;

  •
  two directors for so long as such Sponsor owns at least 15%, but less than 22.5%, of our outstanding shares of common stock; and

  •
  one director to our Board of Directors for so long as such Sponsor owns at least 5%, but less than 15%, of our outstanding shares of common stock.

        The initial Avista designees will be Mr. Seskin, Mr. Tamaroff and Mr. Burgstahler. The initial Crestview designees will be Mr. Marcus, Mr. Kilpatrick and Mr. Cassidy. We will be required to take all necessary action to cause the Board of Directors to ensure the composition of our Board of Directors as set forth above.

        Furthermore, we have agreed not to take, and will not permit any of our subsidiaries to take, any of the below actions without the consent of each Sponsor until the later of (x) such time as the Requisite FCC Approval is obtained and (y) the earlier of (1) June 30, 2018 or (2) such time as such Sponsor no longer owns at least 22.5% of our outstanding shares of common stock at such time (in which case such Sponsor's consent will not be required for any of the actions listed below):

  •
  enter into any transaction involving the purchase, rent, license, exchange or other acquisition of assets in excess of $250.0 million (subject to certain limited exceptions);

  •
  enter into any transaction involving the sale of a majority of our outstanding common stock or the sale of all or substantially all of our assets; or

  •
  hire or remove our chief executive officer or the chief executive officer of any of our subsidiaries.

        For purposes of the Stockholders' Agreement, the "Requisite FCC Approval" will mean any action by the FCC approving the proposed transfer of control of the FCC authorizations held by us to allow either or both Sponsors to relinquish the negative control of us each holds as of the date of the agreement.

        For so long as both Sponsors hold more than 5% of our common stock, a Sponsor wishing to sell shares of our common stock pursuant to Rule 144 under the Securities Act will be required to consult with the other Sponsor and afford such Sponsor the opportunity to participate in any such Rule 144 sale on a pro rata basis.

        The Stockholders' Agreement will provide certain limitations on the ability of members of management party thereto to offer, sell or otherwise dispose of shares of our common stock or compete with the Company.

        The Stockholders' Agreement will require the Company to reimburse the Sponsors for costs the Sponsors incur on behalf of the Company, services provided by the Sponsors to the Company and for any expenses the Sponsors incur relating to enforcing their rights under the Stockholders' Agreement. The Stockholders' Agreement will also include corporate opportunity, confidentiality and indemnification provisions customary for agreements of this type.

        Subject to certain exceptions, the Stockholders' Agreement will terminate with respect to each Sponsor at such time as such Sponsor owns less than 5% of our outstanding shares of common stock, and the Stockholders' Agreement will terminate entirely at such time as both Sponsors own less than 5% of our outstanding shares of common stock.

Registration Rights Agreement

        In connection with this offering, we expect to enter into a Registration Rights Agreement with Avista and Crestview pursuant to which, among other things, we will provide to Avista and Crestview an unlimited number of "demand" registrations. The Registration Rights Agreement will also provide Avista and Crestview customary "piggyback" registration rights. We will be required to pay certain expenses relating to such registrations and to indemnify Avista and Crestview against certain liabilities which may arise in connection with the Registration Rights Agreement.

Incentive Plan / Employee Agreements

2017 Omnibus Incentive Plan

        We intend to adopt the 2017 Plan effective prior to and in connection with this offering. The 2017 Plan will provide for grants of stock options, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the 2017 Plan. The purpose of the 2017 Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility. 6,474,128 shares of our common stock will be authorized for issuance under the 2017 Plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock, of which 6,351,891 will remain available for issuance or use after giving effect to grants of restricted stock to be made in connection with this offering. Our Compensation Committee will administer the 2017 Plan. The Board of Directors also has the authority to administer the 2017 Plan and to take all actions that our Compensation Committee is otherwise authorized to take under the 2017 Plan. The terms and conditions of each award made under the 2017 Plan, including vesting requirements, will be set forth consistent with the 2017 Plan in a written agreement with the grantee.

2016 Management Bonus Plan

        For information on the 2016 Management Bonus Plan, see "Executive Compensation—Elements of Executive Compensation—2016 Management Bonus Plan Compensation."

Indemnification Agreements

        We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures with Respect to Related Party Transactions

        Upon the closing of this offering, we intend to adopt written policies and procedures whereby our Audit Committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of certain provisions of the instruments evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Credit Facilities

        We have a credit facility with Credit Suisse AG, as administrative agent (the "Senior Secured Credit Facility") consisting of (i) a $200.0 million senior secured revolving facility (the "Revolving Facility") with the latest possible maturity date of August 19, 2023 and (ii) $2,065.0 million Term B loans (the "Term B Loans") with the latest possible maturity date of August 19, 2023. The Term B Loan requires quarterly principal payments totaling approximately $5.1 million.

Prepayments

        We are required to repay the Senior Secured Credit Facilities with the proceeds of certain asset sales and condemnation events (subject to reinvestment rights) and issuances of indebtedness. A percentage (based upon the senior secured leverage ratio as of the most recent fiscal quarter) of our excess cash flow must also be applied to repay the Senior Secured Credit Facilities.

Security Guarantees

        Our obligations under the Senior Secured Credit Facilities are guaranteed by Racecar Acquisition, LLC and all of its wholly-owned domestic subsidiaries and each of its existing and subsequently acquired wholly-owned domestic subsidiaries (other than WOW!), subject to certain exceptions set forth therein. The Senior Secured Credit Facilities is secured on a first priority basis by substantially all of our and each guarantor's tangible and intangible assets (subject to certain exceptions), including U.S. registered intellectual property, inventory, equipment, investment property, intercompany notes, fee-owned real property in excess of certain amounts and the equity interest of each restricted subsidiary (limited, in the case of foreign subsidiaries, to 65% of the voting equity interests of first-tier foreign restricted subsidiaries).

Interest

        The Revolving Facility, Term B-1 Loans and Term B Loans bear interest, at our option, as follows:

Debt Obligation	Interest Rate
Revolving Facility	LIBOR plus 3.50% or ABR plus 2.50%.
Term B Loans	LIBOR plus 3.50% or ABR plus 2.50%.

Fees

        We pay certain recurring fees with respect to the Senior Secured Credit Facilities including (i) fees on the unused commitments of the lenders under the Revolving Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing bank and (iii) administration fees.

Covenants

        The Senior Secured Credit Facilities contains a number of customary affirmative and negative covenants that, among other things, limit or restrict the ability of WOW! and its restricted subsidiaries to:

  •
  incur additional indebtedness (including guarantee obligations);

  •
  incur liens;

  •
  engage in certain fundamental changes, including changes in the nature of the business;

  •
  sell assets;

  •
  pay dividends and make other payments in respect of capital stock;

  •
  make acquisitions, investments, loans and advances;

  •
  pay and modify the terms of certain indebtedness;

  •
  engage in certain transactions with affiliates; and

  •
  enter into negative pledge clauses and clauses restricting subsidiary distributions.

        In addition, WOW! is required to comply with a senior secured leverage ratio test as of the last day of each fiscal quarter.

Events of Default

        The Senior Secured Credit Facilities contain customary events of default, including nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; violation of a covenant; cross-default to material indebtedness; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions; non-perfection of security interest; and a change of control. Failure to comply with the above-described financial ratio or the other provisions of the Senior Secured Credit Facilities (subject to certain grace periods) could, absent a waiver or an amendment from the lenders under such agreement, restrict the availability of the Revolving Facility and permit the acceleration of all outstanding borrowings under the Senior Secured Credit Facilities.

10.25% Senior Notes

        On July 17, 2012, WideOpenWest Finance, LLC, and its wholly-owned subsidiary, WideOpenWest Capital Corp. as co-issuer, issued Senior Notes due 2019 (the "Senior Notes") in an original issuance of $725.0 million. On April 1, 2014, the Company issued $100.0 million aggregate principal amount of additional 10.25% Senior Notes due 2019 issued at 113.00% plus interest deemed to have accrued from January 15, 2014. The Senior Notes were issued at par. The Senior Notes represent general obligations of the Company and WideOpenWest Capital Corp. and bear interest at 10.25%. The Senior Notes will mature on July 15, 2019. Interest on the Senior Notes are due semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2013. On or after July 15, 2015, WideOpenWest Finance, LLC may redeem some or all of either series of Senior Notes at reducing redemption prices gradually reducing to par value in 2018. Prior to such date, WideOpenWest Finance, LLC also may redeem some or all of either series of Senior Notes at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a make-whole premium. In addition, WideOpenWest Finance, LLC may redeem up to 40% of the aggregate principal amount of Senior Notes before July 15, 2015 with the proceeds of certain equity offerings at a redemption price of 110.25% of the principal amount of the Existing Senior Notes, plus accrued and unpaid interest to the redemption date.

        The indenture governing the Senior Notes contains covenants that, among other things, limit WOW!'s ability, and the ability of WOW!'s restricted subsidiaries, to incur additional indebtedness, create liens, pay dividends on, redeem or repurchase WOW!'s capital stock, make investments or repay subordinated indebtedness, engage in sale-leaseback transactions, enter into transactions with affiliates, sell assets, create restrictions on dividends and other payments to WOW! from its subsidiaries, issue or sell stock of subsidiaries, and engage in mergers and consolidations. All of the covenants are subject to a number of important qualifications and exceptions under the indenture.

DESCRIPTION OF CAPITAL STOCK

        The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

        Upon the closing of this offering, after giving effect to the Stock Split the total amount of our authorized capital stock will consist of 700,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of undesignated preferred stock. As of May 15, 2017, after giving effect to the Stock Split, but not this offering, we had outstanding 67,274,092 shares of common stock.

        After giving effect to this offering, we will have 86,321,711 shares of common stock and no shares of preferred stock outstanding assuming the underwriters' option to purchase additional shares is not exercised. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of May 15, 2017, after giving effect to the Stock Split and the Distribution, there were 284 stockholders of record of our common stock.

        Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Preferred Stock

        Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Voting Rights

        Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders' meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

        Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled "Dividend Policy." These rights are subject to the preferential rights of any other class or series of our preferred stock.

Other Rights

        Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

        If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

        Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once the Sponsors cease to beneficially own more than 50% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that the Sponsors cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

        These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

        Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

        Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until the Sponsors cease to beneficially own more than 50% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which the Sponsors cease to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our amended and restated bylaws. Additionally, after the date on which the Sponsors cease to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

        Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an "interested stockholder" and may not engage in certain "business combinations" with the corporation for a period of three years from the time such person acquired 15% or more of the corporation's voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A

Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

        Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the DGCL, and will therefore not be subject to Section 203.

Corporate Opportunity

        Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the Sponsors, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither the Sponsors, nor any of their representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

        Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. Its address is 548 Briana Lane, Hudson, WI 54016.

Listing

        We have received approval to list our common stock on the New York Stock Exchange under the trading symbol "WOW."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        Upon completion of this offering, we will have 86,321,711 shares of common stock outstanding. Of these shares of common stock, the 19,047,619 shares of common stock being sold in this offering, plus any shares sold by the selling stockholders upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 67,274,092 shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 promulgated under the Securities Act, which rules are summarized below. Subject to certain restrictions on transfer pursuant to the Stockholders Agreement, these remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, as described below.

Rule 144

        In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 863,217 shares immediately after this offering, based on the number of shares of our common stock outstanding as of May 15, 2017; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general and subject to certain restrictions under the Stockholders Agreement, and expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2017 Plan, which we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

        We, and each of our directors, officers and the holders of approximately 65,280,743 shares of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see "Underwriting." The holders of approximately 97% of our outstanding shares of common stock, before giving effect to this offering, as of May 15, 2017 have executed such lock-up agreements.

Registration Rights

        Upon completion of this offering, the holders of an aggregate of approximately 62,687,733 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period, with respect to certain of the shares, described under "Underwriting" in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See "Certain Relationships and Related Party Transactions—Registration Agreement" for more information.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

Overview

        The following is a general summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary deals only with shares of our common stock that are purchased by a non-U.S. holder in this offering and that will be held by such non-U.S. holder as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

        For purposes of the discussion regarding U.S. federal income tax consequences, a "non-U.S. holder" means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  an entity treated as a corporation created or organized (or deemed to be created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  any entity or arrangement treated as a partnership;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your tax advisors.

        This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary.

        This summary does not address all aspects of U.S. federal income and estate taxation (such as the alternative minimum tax or the unearned income Medicare contribution tax and does not address any aspects of other U.S. federal taxes (such as gift taxes) or state, local or non-U.S. taxes that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or an entity subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a regulated investment company, a real estate investment trust, a "controlled foreign corporation," a "passive foreign investment company," an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment).

        We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the "IRS") regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

        The discussion below assumes that no item of income or gain in respect of shares of our common stock at any time will be effectively connected with a U.S. trade or business conducted by a non-U.S. holder. If you are a non-U.S. holder conducting a U.S. trade or business and your income or gain in respect of shares of our common stock is effectively connected with such U.S. trade or business, you should consult your tax advisor regarding the U.S. federal income tax (including branch profits tax) consequences resulting from your investment in shares of our common stock.

        This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

        In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share by share basis), but not below zero, and thereafter will be treated as gain from the sale of stock (the treatment of which is discussed below under "—Gain on Disposition of Shares of Common Stock").

        As discussed under "Dividend Policy" above, we do not currently anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In the event that we do pay dividends on shares of our common stock, such dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding, as discussed below) for dividends generally will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a "United States person" as defined under the Code and is eligible for treaty benefits, or (b) if shares of our common stock are held through certain non-U.S. intermediaries (including certain non-U.S. partnerships), to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us (or, if applicable, our paying agent) prior to the payment to the non-U.S. holder of any dividends, and may be required to be updated periodically.

        A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

        Subject to the discussions below of backup withholding and FATCA (as defined below), any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax, unless:

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the "applicable period").

        We will be a USRPHC if at any time that the fair market value of our "United States real property interests," as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

        The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

        A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury (generally on an applicable IRS Form W-8) that it is not a "United States person" as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is such a United States person), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a "United States person" as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is such a United States person), or such holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act ("FATCA")) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, FATCA may impose a withholding tax of 30% on dividend income from our common stock and, once effective, on the gross proceeds of a sale or other disposition of our common stock, in each case, paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, including providing sufficient documentation evidencing its compliance (or deemed compliance with FATCA), (ii) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Alternatively, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

        Under the applicable U.S. Treasury regulations, withholding under FATCA generally applies to payments of dividends on shares of our common stock and, pursuant to recent administrative guidance, is expected to apply to payments of gross proceeds made after December 31, 2018. Non-U.S. holders should consult their tax advisors regarding the potential application of withholding under FATCA on their investment in our common stock.

U.S. Federal Estate Tax

        Shares of our common stock that are owned (or deemed to be owned) at the time of death by a non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) who is an individual will be includable in such non-U.S. holder's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

        THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

 UNDERWRITING

        We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives and the selling stockholders. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
Evercore Group L.L.C.
Macquarie Capital (USA) Inc.
LionTree Advisors LLC
Raymond James & Associates, Inc.

Total	19,047,619

        The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters' option to purchase additional shares as described below.

        Our common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

        The selling stockholders have granted the underwriters an option to buy up to an aggregate of 2,857,142 additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase from the selling stockholders additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

        Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

        The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to 2,857,142 additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $3.5 million. We have agreed to reimburse the underwriters for certain expenses of up to $45,000 in connection with the qualification of the offering of the common stock with the Financial Industry Regulatory Authority, Inc.

No Sales of Similar Securities

        We, our executive officers and directors, and holders of substantially all of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Credit Suisse Securities (USA) LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus.

        The restrictions in the preceding paragraph relating to us are subject to certain exceptions, including:

  •
  issuances of common stock upon the exercise of options, the vesting of restricted stock units or warrants disclosed in the registration statement of which this prospectus forms a part;

  •
  the issuance of restricted stock, restricted stock units or employee stock options not exercisable during the 180 day period pursuant to stock plans described in the registration statement of which this prospectus forms a part, provided that prior to the issuance of any such shares of restricted stock or the grant of any such restricted stock units where the shares subject to such restricted stock units vest during the 180 day period, we cause each recipient to enter into a lock-up agreement; and

  •
  the issuance of shares of common stock in connection with acquisitions, joint ventures, commercial relationships or other strategic corporate transactions, provided that the aggregate number of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock does not exceed 7.5% of the total number of shares of common stock outstanding immediately following the completion of this offering, and provided further that each recipient of any such securities executes a lock-up agreement.

        The restrictions in the paragraph above relating to our officers and directors and holders of our common stock are subject to certain exceptions, including:

          (a)   any sale of common stock to the underwriters in this offering,

          (b)   transfers or dispositions by will or intestacy,

          (c)   bona fide gifts,

          (d)   dispositions to any trust, provided that such trust agrees to be bound by a lock-up agreement,

          (e)   the surrender or forfeiture of common stock or other securities to us solely for the purpose of covering (1) tax withholding obligations upon exercise or vesting or (2) the exercise price upon a cashless net exercise, in each case, of stock options, equity awards, warrants or other rights to acquire common stock described in the registration statement of which this prospectus forms a part relating to the offering or pursuant to our equity incentive plans described in the registration statement,

          (f)    the exercise of any option, warrant or other rights to acquire common stock, the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units or the conversion of any convertible security into common stock, in each case, described in the registration statement of which this prospectus forms a part,

          (g)   the entry into trading plans established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sale or other dispositions of common stock during the 180 day period and no filing under the Exchange Act or public announcement is made or required to be made regarding the establishment of such plan,

          (h)   transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering,

          (i)    distributions to stockholders, limited partners, affiliates, subsidiaries or members of such persons, and

          (j)    distributions to such person's affiliates or to any investment fund or other entity controlled or managed by such person;

  provided further, that with respect to any transfer made pursuant to (c), (d), (i) or (j), each recipient, donee, distributee or transferee executes a lock-up letter; provided further, that with respect to any transfer made pursuant to (e) or (f), the common stock underlying such options, equity awards, warrants, convertible securities or other rights continue to be subject to the lock-up agreement; and provided further, that with respect to any transfer made pursuant to clause (c), (d), (e), (g), (i) and (j), no filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the 180 day period in connection with such transfer, subject to certain exceptions.

        UBS Securities LLC and Credit Suisse Securities (USA) LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

Indemnification

        We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Listing

        We have received approval to have our common stock listed on the New York Stock Exchange under the symbol "WOW."

Price Stabilization, Short Positions

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. Neither we, the selling stockholders, nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

        Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our history and prospects and the history and prospects for the industry in which we compete;

  •
  our past and present financial performance;

  •
  our prospects for future earnings and the present state of our development;

  •
  the general condition of the securities market at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Affiliations

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In addition, an affiliate of Credit Suisse Securities (USA) LLC is the administrative agent under our existing revolving credit facility and affiliates of RBC Capital Markets, LLC and SunTrust Robinson Humphrey, Inc. are lenders under the existing revolving credit facility. Furthermore, affiliates of UBS Securities LLC, Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC, SunTrust Robinson Humphrey, Inc., Macquarie Capital (USA) Inc., and Raymond James & Associates, Inc. are expected to be lenders under the New Revolving Credit Facility. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notice to Prospective Investors in Canada

        The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the "Shares") may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  (b)
  by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Australia

        This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

        The securities are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

        This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Hong Kong

        The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to "professional investors" within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

        Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

    securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

    (1)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (2)
    where no consideration is or will be given for the transfer;

    (3)
    where the transfer is by operation of law; or

    (4)
    as specified in Section 276(7) of the SFA.

Notice to Prospective Investors In Switzerland

        The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in United Kingdom

        This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

        Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. The underwriters are represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        The combined consolidated financial statements of WideOpenWest, Inc. and subsidiaries and affiliates as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, included in this prospectus, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Such information is also available free of charge through our website at www.wowway.com/. To receive copies of public records not posted to the SEC's website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Please note that our website address is provided as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus and is therefore not incorporated by reference.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
WideOpenWest, Inc.
Englewood, Colorado

        We have audited the accompanying combined consolidated balance sheets of WideOpenWest, Inc. and Subsidiaries and Affiliates as of December 31, 2016 and 2015 and the related combined consolidated statements of operations, changes in stockholder's deficit, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of WideOpenWest, Inc. and Subsidiaries and Affiliates at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Atlanta, Georgia
March 23, 2017

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Consolidated Balance Sheets

	December 31,
	2016	2015
	(in millions)
Assets
Current assets
Cash and cash equivalents	$30.8	$66.6
Accounts receivable—trade, net of allowance for doubtful accounts of $9.4 and $6.6, respectively	87.2	82.6
Accounts receivable—other	0.2	6.9
Prepaid expenses and other	11.3	15.3

Total current assets	129.5	171.4
Plant, property and equipment, net (note 6)	995.1	865.3
Franchise operating rights (note 7)	1,066.6	1,048.5
Goodwill (note 7)	568.0	561.4
Intangible assets subject to amortization, net (note 8)	7.6	18.1
Investments (note 10)	0.9	16.6
Other noncurrent assets	3.1	3.4

Total assets	$2,770.8	$2,684.7

Liabilities and stockholder's deficit
Current liabilities
Accounts payable—trade	$21.0	$17.7
Accrued interest	47.3	65.3
Accrued liabilities and other (note 11)	109.8	114.5
Current portion of debt and capital lease obligations (note 12 and 13)	22.7	20.6
Current portion of fair value of derivative instruments (notes 15 and 16)	—	2.3
Current portion of unearned service revenue	50.2	50.4

Total current liabilities	251.0	270.8
Long term debt and capital lease obligations—less current portion and debt issuance costs (notes 12 and 13)	2,848.5	2,861.6
Deferred income taxes, net (note 17)	370.2	406.5
Unearned service revenue	14.5	10.8
Other noncurrent liabilities	4.6	1.0

Total liabilities	3,488.8	3,550.7

Commitments and contingencies (note 20)
Common stock, $0.01 par value, 1,000 and 5,000 issued and outstanding, respectively	—	—
Stockholder's deficit (note 18)	(58.1)	(179.8)
Accumulated deficit	(659.9)	(686.2)

Total stockholder's deficit	(718.0)	(866.0)

Total liabilities and stockholder's deficit	$2,770.8	$2,684.7

The accompanying notes are an integral part of these combined consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Consolidated Statements of Operations

	Year ended December 31,
	2016	2015	2014
	(in millions)
Revenue	$1,237.0	$1,217.1	$1,264.3

Costs and expenses:
Operating (excluding depreciation and amortization)	668.3	678.6	737.0
Selling, general and administrative	116.4	110.6	135.8
Depreciation and amortization	207.0	221.1	251.3
Management fee to related party (note 21)	1.7	1.9	1.7

	993.4	1,012.2	1,125.8

Income from operations	243.6	204.9	138.5
Other income (expense):
Interest expense	(211.1)	(226.0)	(237.0)
Realized and unrealized gain on derivative instruments (note 16)	2.3	5.6	4.1
Gain on sale of assets (note 5)	—	—	52.9
Loss on early extinguishment of debt (note 9)	(38.0)	(22.9)	—
Other income (expense), net	2.2	(0.4)	3.4

Loss before provision for income tax	(1.0)	(38.8)	(38.1)
Income tax (expense) benefit, net (note 17)	27.3	(9.9)	10.8

Net income (loss)	$26.3	$(48.7)	$(27.3)

The accompanying notes are an integral part of these combined consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Consolidated Statements of Changes in Stockholder's Deficit

	Common Stock/ Units
	Common Stock	Common Stock Affiliate Corporations	Management Units Class C(1)	Management Units Class D(1)	Stockholder's Deficit	Accumulated Deficit	Total Stockholder's Deficit
	(in millions, except Stock and Unit amounts)
Balances at January 1, 2014	1,000	5,000	403,342	—	$(176.8)	$(610.2)	$(787.0)
Management Unit grants repurchases, net	—	—	6,801	—	(1.9)	—	(1.9)
Net loss	—	—	—	—	—	(27.3)	(27.3)

Balances at December 31, 2014	1,000	5,000	410,143	—	$(178.7)	$(637.5)	$(816.2)
Management Unit grants repurchases, net	—	—	(20,748)	—	(0.4)	—	(0.4)
Management Units converted to Parent units	—	—	(275,309)	—	—	—	—
Cancelled unvested Units	—	—	(114,086)	—	—	—	—
Merger of Affiliate Corporations	—	(1,000)	—	—	—	—	—
Other	—	—	—	—	(0.7)	—	(0.7)
Net loss	—	—	—	—	—	(48.7)	(48.7)

Balances at December 31, 2015	1,000	4,000	—	—	$(179.8)	$(686.2)	$(866.0)
Contribution from Parent(2)	—	—	—	—	123.0	—	123.0
Management Units granted, net	—	—	—	201,696	—	—	—
Distribution to Parent	—	—	—	—	(2.2)	—	(2.2)
Non-cash compensation expense (note 19)	—	—	—	—	1.1	—	1.1
Merger of Affiliate Corporations	—	(4,000)	—	—	—	—	—
Other	—	—	—	—	(0.2)	—	(0.2)
Net income	—	—	—	—	—	26.3	26.3

Balances at December 31, 2016	1,000	—	—	201,696	$(58.1)	$(659.9)	$(718.0)

(1)
See note 18.

(2)
On January 12, 2016, June 29, 2016 and December 13, 2016, Parent contributed $25.0 million, $25.0 million and $73.0 million, respectively.

The accompanying notes are an integral part of these combined consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Consolidated Statements of Cash Flows

	Year ended December 31,
	2016	2015	2014
	(in millions)
Cash flows from operating activities:
Net income (loss)	$26.3	$(48.7)	$(27.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	207.0	221.1	251.3
Realized and unrealized gain on derivative instruments (notes 15 and 16)	(2.3)	(5.6)	(4.1)
Deferred income taxes (note 17)	(36.3)	4.4	(17.4)
Provision for doubtful accounts	21.4	24.9	24.1
Gain on sale of assets	—	—	(52.9)
Amortization of debt issuance costs and premium, net	7.6	12.3	15.6
Gain on sale of investment	(2.2)	—	—
Loss on early extinguishment of debt (note 9)	7.4	22.9	—
Premium from debt issuance	—	—	13.0
Non-cash compensation	1.1	—	—
Other non-cash items	(0.2)	(0.6)	(2.2)
Changes in operating assets and liabilities, excluding the impact of acquisitions:
Receivables and other operating assets	(12.6)	(26.3)	(35.3)
Payables and accruals	(26.0)	3.8	36.7

Net cash provided by operating activities	$191.2	$208.2	$201.5

Cash flows from investing activities:
Capital expenditures	$(287.5)	$(231.9)	$(251.9)
Anne Arundel Broadband majority interest purchase, net of cash acquired (note 5)	—	—	(5.1)
Newnan, Georgia asset purchase, net of cash received (note 4)	(54.3)	—	—
Proceeds from South Dakota systems asset sale (note 5)	—	—	262.0
Sale of investment	17.7	—	—
Other investing activities	2.7	(0.6)	0.6

Net cash provided by (used in) investing activities	$(321.4)	$(232.5)	$5.6

Cash flows from financing activities:
Proceeds from issuance of debt (note 12)	$2,505.1	$1,410.4	$193.2
Payments on debt and capital lease obligations	(2,529.6)	(1,581.6)	(151.4)
Distribution to parent (note 21)	(2.2)	—	—
Contribution from parent (note 21)	123.0	—	—
Payment of debt issuance costs (note 9)	(1.8)	(0.4)	—
Repurchase of management units	—	(0.4)	(1.9)
Other	(0.1)	(1.0)	—

Net cash provided by (used in) financing activities	$94.4	$(173.0)	$39.9

Increase (decrease) in cash and cash equivalents	(35.8)	(197.3)	247.0
Cash and cash equivalents, beginning of period	66.6	263.9	16.9

Cash and cash equivalents, end of period	$30.8	$66.6	$263.9

Supplemental disclosures of cash flow information:
Cash paid during the periods for interest	$222.6	$215.3	$217.1

Cash paid during the periods for income taxes	$8.1	$5.0	$—

Non-cash financing activities:
Changes in non-cash capital expenditure accruals	$11.0	$(5.7)	$2.6

Assets acquired under capital lease obligations	$—	$0.1	$7.5

The accompanying notes are an integral part of these combined consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements

1. Organization

        WideOpenWest, Inc. ("WOW!" or the "Company") was organized in Delaware in July 2012 as WideOpenWest Kite, Inc. WideOpenWest Kite Inc. subsequently changed its name to WideOpenWest, Inc. in March 2017. WOW! is wholly owned by Racecar Acquisition, LLC ("Racecar Acquisition"), which is a wholly owned subsidiary of WideOpenWest Holdings, LLC (the "Parent"). In the following context, the terms we, us, WOW!, or the Company may refer, as the context requires, to WOW! or, collectively, WOW! and its subsidiaries.

        On April 1, 2016, the Company consummated a restructuring (the "Restructuring") whereby WideOpenWest Finance, LLC ("WOW! Finance") became a wholly owned subsidiary of WOW!. Previously, WOW! Finance was owned by WOW!, WideOpenWest Illinois, Inc., WideOpenWest Ohio, Inc. and Sigecom, Inc. (collectively, the "Members", or WOW! and "Affiliates"). Prior to the restructuring, the Members were wholly owned subsidiaries of Racecar Acquisition.

        As a result of the Restructuring, the Affiliates merged with and into WOW!, WOW! became the sole subsidiary of Racecar Acquisition and WOW! Finance became a wholly owned subsidiary of WOW!.

        The Company is a fully integrated provider of high-speed data ("HSD"), cable television ("Video"), and digital telephony ("Telephony") services. The Company serves customers in twenty Midwestern and Southeastern markets in the United States. The Company manages and operates its Midwestern broadband cable systems in Detroit and Lansing, Michigan; Chicago, Illinois; Cleveland and Columbus, Ohio; Evansville, Indiana; Baltimore, Maryland and Lawrence, Kansas. The Southeastern systems are located in Augusta, Columbus, Newnan and West Point, Georgia; Charleston, South Carolina; Dothan, Auburn, Huntsville and Montgomery, Alabama; Knoxville, Tennessee; and Panama City and Pinellas County, Florida.

2. Summary of Significant Accounting Policies

Principles of Combination and Consolidation and Basis of Presentation

        Prior to the restructuring, the Members were all under common control. The financial statements presented herein include the consolidated accounts of WOW! and its subsidiaries and the combined accounts of its Affiliates. All significant intercompany accounts and transactions have been eliminated in consolidation and combination. As a result, the combined consolidated financial statements of WOW! reflect all transactions of the wholly owned subsidiaries of Parent and Racecar Acquisition.

        Certain employees of WOW! participate in equity plans administered by Parent. Because the management units from the equity plan are issued from Parents' ownership structure, the management units' value directly correlates to the results of WOW!, as the primary asset of Parent is its investment in WOW!. The management units for the equity plan have been "pushed down" to the Company, as the management units have been utilized as equity-based compensation for WOW! management. All of the management units discussed herein are legally Parent's.

Use of Estimates

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require management to make assumptions and estimates that affect the reported amounts and disclosures of assets and liabilities, derivative financial instruments and disclosure of contingent assets

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

and liabilities at the date of the financial statements and the reported amounts and disclosures of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash equivalents represent short-term investments consisting of money market funds that are carried at cost, which approximates fair value. The Company considers all short-term investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Bad Debt

        Bad debt expense and the allowance for doubtful accounts are based on historical trends. The Company's policy to reserve for potential bad debts is based on the aging of the individual receivables. The Company manages credit risk by disconnecting services to customers who are delinquent, generally after sixty days of delinquency. The individual receivables are written-off after all reasonable efforts to collect the funds have been made. Actual write-offs may differ from the amounts reserved.

        The change in the allowance for doubtful accounts consists of the following for the years ended December 31 (in millions):

	2016	2015
Balance at beginning of year	$6.6	$11.5
Provision charged to expense	21.4	24.9
Accounts written off	(20.8)	(24.1)
Change in unreturned equipment reserves	1.6	(5.3)
Other	0.6	(0.4)

Balance at end of year	$9.4	$6.6

Plant, Property and Equipment

        Plant, property and equipment are recorded at cost and include costs associated with the construction of cable transmission and distribution facilities and new service installations at the customer location. Capitalized costs include materials, labor, and certain indirect costs attributable to the capitalization activity. Maintenance and repairs are expensed as incurred. Upon sale or retirement of an asset, the cost and related depreciation are removed from the related accounts and resulting gains or losses are reflected in operating results. We make judgments regarding the installation and construction activities to be capitalized. We capitalize direct labor associated with capitalizable activities and indirect cost using standards developed from operational data, including the proportionate time to perform a new installation relative to the total installation activities and an evaluation of the nature of the indirect costs incurred to support capitalizable activities. Judgment is required to determine the extent to which indirect costs incurred related to capitalizable activities. Indirect costs include (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs of installation and construction vehicle costs, (iii) the direct variable costs of support personnel directly

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

involved in assisting with installation activities, such as dispatchers and (iv) other indirect costs directly attributable to capitalizable activities.

        The Company has evaluated certain of its lease agreements relating to fleet vehicles and determined the leases qualify as capital leases.

        Plant, property and equipment are depreciated over the estimated useful life upon being placed into service. Depreciation of plant, property and equipment is provided on a straight-line method, over the following estimated useful lives:

Asset Category	Estimated Useful Lives (Years)
Office and technical equipment	3 - 10
Computer equipment and software	3
Customer premise equipment	5
Vehicles	5
Headend equipment	7
Distribution facilities	10
Building and leasehold improvements	5 - 20

        Leasehold improvements are depreciated over the shorter of the estimated useful lives or lease terms.

Intangible Assets and Goodwill

        Intangible assets consist primarily of acquired franchise operating rights, franchise related customer relationships and goodwill. Franchise operating rights represent the value attributable to agreements with local franchising authorities, which allow access to homes in the public right of way. The Company's franchise operating rights were acquired through business combinations. The Company does not amortize franchise operating rights as it has determined that they have an indefinite life. Costs incurred in negotiating and renewing franchise operating agreements are expensed as incurred. Franchise related customer relationships represent the value to the Company of the benefit of acquiring the existing cable subscriber base and are amortized over the estimated life of the subscriber base (four years) on a straight-line basis, which is shorter than the economic useful life, which approximates an accelerated method. Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired in business combinations.

Asset Impairments

  Long-lived Assets

        The Company evaluates the recoverability of its long-lived assets whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is based on the undiscounted cash flows generated by the underlying asset groups, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset group, the Company would recognize an impairment charge to the extent the carrying amount of the asset group exceeds its

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

estimated fair value. The Company had no triggering events or impairment of its long-lived assets in any of the periods presented.

  Franchise Operating Rights

        The Company evaluates the recoverability of its franchise operating rights at least annually on October 1, or more frequently whenever events or substantive changes in circumstances indicate that the assets might be impaired. The Company may first choose to assess qualitative factors to determine whether it is more likely than not that the fair value of a franchise operating right is less than its carrying amount. The Company evaluates the franchise operating rights for impairment by comparing the carrying value of the intangible asset to its estimated fair value. Any excess of the carrying value over the fair value would be expensed as an impairment loss.

        The Company calculates the fair value of franchise operating rights using the multi-period excess earnings method, an income approach, which calculates the value of an intangible asset by discounting its future cash flows. The fair value is determined based on estimated discrete discounted future cash flows attributable to each franchise operating right intangible asset using assumptions consistent with internal forecasts. Assumptions key in estimating fair value under this method include, but are not limited to, revenue and subscriber growth rates (less anticipated customer churn), operating expenditures, capital expenditures (including any build out), market share achieved, contributory asset charge rates, tax rates and discount rate. The discount rate used in the model represents a weighted average cost of capital and the perceived risk associated with an intangible asset such as our franchise operating rights.

        There were no impairments of franchise operating rights in any of the periods presented as the fair values of indefinite lived intangible assets computed using the methodology described above were in excess of their carrying values.

  Goodwill

        The Company assesses the recoverability of its goodwill at least annually on October 1, or more frequently whenever events or substantive changes in circumstances indicate that the asset might be impaired. The Company may first choose to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The Company may also choose to by-pass this assessment and proceed directly to the first step of the goodwill impairment test.

        In the first step of assessing goodwill for impairment, the Company assesses the recoverability for each reporting unit, which are represented by geographical operations of cable systems managed by the Company. The Company utilizes a discounted cash flow analysis to estimate the fair value of each reporting unit and compares such value to the carrying amount of the reporting unit. In the event that the carrying amount exceeds the fair value, the Company would be required to estimate the fair value of the assets and liabilities of the reporting unit as if the unit were acquired in a business combination, thereby revaluing goodwill. Any excess of the carrying value of goodwill over the revalued goodwill would be expensed as an impairment loss.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Significant judgment by management is required to determine estimates and assumptions used in the valuation of plant, property and equipment, intangible assets and goodwill. Through December 31, 2016, the Company has not recognized an impairment of these items.

Debt Issuance Costs

        Debt issuance costs incurred by the Company are capitalized and are amortized over the life of the related debt using the effective interest rate method and are included with long-term debt in the accompanying combined consolidated balance sheets.

Other Noncurrent Assets

        Other noncurrent assets are comprised primarily of long-term prepaid software costs, prepaid franchise fees, and prepaid site leases. All prepaids are recognized as operating expenses over the period of usage.

Fair Value of Financial Instruments

        The carrying amounts reported in the combined consolidated balance sheet for cash and cash equivalents as well as derivative instruments are carried at fair value. The carrying amounts reported in the combined consolidated balance sheet for accounts receivable and accounts payable approximate fair value due to their short term maturities. The fair value of long-term debt is based on the debt's variable rate of interest and the Company's own credit risk and risk of nonperformance, as required by the authoritative guidance.

        Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. The counterparties to derivative transactions are major financial institutions. The Company does not enter into master netting arrangements. The Company periodically assesses the creditworthiness of the institutions with which it invests and counterparties to derivative transactions. The Company does, however, maintain invested balances in excess of federally insured limits.

Programming Costs and Deferred Credits

        Programming is acquired for distribution to subscribers, generally pursuant to multi-year license agreements, with rates typically based on the number of subscribers that receive the programming. These programming costs are included in operating expenses in the month the programming is distributed.

        Deferred credits consist primarily of incentives received or receivable from cable networks for license of their programming. These incentive payments are deferred and recognized over the term of the related programming agreements as a reduction to programming costs in operating expenses.

Asset Retirement Obligations

        The Company accounts for its asset retirement obligations in accordance with the authoritative guidance which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Certain of the Company's franchise agreements and leases contain provisions requiring the Company to restore facilities or remove equipment in the event that the franchise or lease agreement is not renewed. The Company expects to continually renew its franchise agreements. Accordingly, the possibility is remote that the Company would be required to incur significant restoration or removal costs related to these franchise agreements in the foreseeable future. An estimated liability, which could be significant, would be recorded in the unlikely event a franchise agreement containing such a provision were no longer expected to be renewed.

        An estimate of the obligations related to the removal provisions contained in the Company's lease agreements has been made and recorded in the combined consolidated financial statements; however, the amount is not material.

Revenue Recognition

        Charges for HSD, Video and Telephony services are billed in advance. Revenue for equipment rental, advertising, Video on Demand ("VOD") and pay-per-view programming is recognized as the service is provided and generally billed in arrears based upon monthly service charges or fees per event in the period that the services are provided. Amounts billed in excess of recognized revenue are recorded as unearned service revenue. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amounts are deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable system. The Company also leases to third parties some of its fiber network. Upfront fees for these lease agreements are recorded as unearned revenue and recognized as revenue over the term of the lease.

        Under the terms of the Company's non-exclusive franchise agreements, the Company is generally required to pay up to 5% of its gross revenues derived from providing video (but not HSD or Telephony) to the local franchise authority. The Company normally passes these fees through to its video subscribers. Franchise fees collected and paid are reported as revenues and operating expenses, respectively. Revenue from advertising sales is recognized when the commercial announcements are broadcast.

        The Company's trade receivables are subject to credit risk, as customer deposits are generally not required. The Company's credit risk is limited due to the large number of customers, individually small balances and short payment terms. We manage credit risk by screening applicants through the use of internal customer information, identification verification tools and credit bureau data. If a customer account is delinquent, various measures are used to collect amounts owed, including termination of the customer's service.

Advertising Costs

        The cost of advertising is expensed as incurred and is included in selling, general and administrative expenses in the accompanying combined consolidated statements of operations. Advertising expense during the years ended December 31, 2016, 2015 and 2014 was $22.9 million, $20.4 million and $19.6 million, respectively.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

        As a result of the Restructuring, the Affiliates merged with and into WOW!, WOW! became the sole subsidiary of Racecar Acquisition and WOW! Finance became a wholly owned subsidiary of WOW!.

        As a result of the Restructuring, WOW! Finance became a single member LLC for federal income tax purposes. The Restructuring is treated as a change in tax status related to WOW! Finance, since a single member LLC is required to record current and deferred income taxes reflecting the results of its operations. We do not anticipate that the Restructuring will have any significant impact on future operating cash flows, however, as WOW! has net operating loss carryforwards that would significantly reduce any required prospective tax payments.

Derivative Financial Instruments

        The Company used derivative financial instruments to manage its exposure to fluctuations in interest rates by entering into interest rate exchange agreements, such as interest rate swaps and interest rate caps. All derivatives, whether designated as a hedge or not, are required to be recorded on the combined consolidated balance sheet at fair value. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the derivative instruments in effect during the period were designated as hedges for financial reporting purposes.

Share-based Compensation

        The Company's share-based compensation consists of awards of management incentive units. Compensation costs associated with these awards are based on the estimated fair value at the date of grant and are recognized over the period in which any related services are provided or when it is probable any related performance condition will be met and distributions are declared. The Company estimates forfeiture related to these awards based on historical data. The Company recorded $1.1 million of compensation expense during the year ended December 31, 2016. Compensation expense was not significant for the years ended December 31, 2015 and 2014.

Segments

        The Company's operations are managed on the basis of geographic operating segments. The Company has evaluated the criteria for aggregation of the operating segments and believes it meets each of the respective criteria set forth. The Company delivers similar products and services within each of its operations. Each geographic service area utilizes similar means for delivering the programming of the Company's services; has similarity in the type or class of customer receiving the products and services; distributes the Company's services over a unified network; and operates within a consistent regulatory environment. In addition, each of the operating segment results have similar economic characteristics. In light of the Company's similar services, means for delivery, similarity in

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

type of customers, the use of a unified network and other considerations across its geographic operating structure, management has determined that the Company has one reportable segment, broadband services.

Recent Accounting Pronouncements

        In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-15 to topic 230, Statement of Cash Flows, making changes to the classification of certain cash receipts and cash payments in order to reduce diversity in presentation. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The update addresses eight specific cash flow issues, of which only one is applicable to our financial statements. The Company does not believe that the adoption of this pronouncement will have a material impact on its combined consolidated financial position, results of operations or cash flows.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09") which is intended to simplify certain aspects of the accounting for share-based payments to employees. The guidance in ASU 2016-09 requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled rather than recording excess tax benefits or deficiencies in additional paid-in capital. The guidance in ASU 2016-09 also allows an employer to repurchase more of an employee's shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. For public companies, ASU 2016-09 is effective for interim and annual periods beginning after December 15, 2016, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company does not believe that the adoption of this pronouncement will have a material impact on its combined consolidated financial position, results of operations or cash flows.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company will adopt this guidance beginning with its first quarter ending March 31, 2019. The Company is in the process of evaluating the future impact of ASU 2016-02 on its combined consolidated financial position, results of operations or cash flows.

        In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which are

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

comprised of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation. In August 2015, the FASB approved the deferral of the effective date of ASU 2014-09 by one year until January 1, 2018.

        The Company has completed a comprehensive analysis of its revenue streams and contractual arrangements to identify the effects of ASC 606 and is in the process of finalizing new accounting and reporting policies, processes, and internal controls related to the adoption of the new revenue recognition standard. Under our current accounting policies, the Company recognizes revenue related to installation activities upfront to the extent of direct selling costs, which generally results in recognition of revenue when the installation related activities have been provided to the customer. Under the new revenue recognition standard, the majority of the Company's installation related activities are not considered to be separate performance obligations and non-refundable upfront fees related to installations must be assessed to determine whether they provide the customer with a material right. As a result of the Company's analysis performed, we expect to recognize installation revenue (i) for month-to-month service contracts over the period which the customer is expected to benefit from the ability to avoid paying an additional fee upon renewal and (ii) for fixed term service contracts (e.g., 12 months to 24 months) ratably over the term of the contract. In addition, the Company will be required to capitalize costs associated with obtaining and fulfilling contracts with our customers, including sales commissions, and will amortize these costs over the expected life of the customer. The Company's installation revenue and sales commission expense represent approximately 2% of total revenue and expense, respectively, and any changes resulting from adoption of the new pronouncement are not expected to have a material impact to the financial statements. The Company is continuing to review and evaluate other matters which are expected to have a less significant impact that may result from adoption of the standard.

        ASU 2014-09 may be adopted by applying the provisions of the new standard on a retrospective basis to the periods included in the financial statements or on a modified retrospective basis which would result in the recognition of a cumulative effect of adopting ASU 2014-09 in the first quarter of 2018. The Company has not yet decided which implementation method it will adopt.

        In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) ("ASU 2016-08"), which amends the principal-versus-agent implementation guidance and illustrations in ASC 606. The FASB issued ASU 2016-08 in response to concerns identified by stakeholders, including those related to determining the appropriate unit of account under the revenue standard's principal-versus-agent guidance and applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principle. ASU 2016-08 has the same effective date as ASU 2014-09 and requires adopting ASU 2016-08 by using the same transition method used to adopt ASU 2014-09. The Company does not believe this will have a material impact on the Company's combined consolidated financial position, results of operations or cash flows.

  Recently Adopted Accounting Pronouncements

        In April 2015, the FASB issued ASU 2015-03, simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability, similar to the presentation of debt discounts. The

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The ASU requires retrospective application to all prior periods presented in the financial statements. The adoption of this pronouncement has been reflected in the combined consolidated balance sheets. The Company has adjusted the accompanying December 31, 2015 combined consolidated balance sheet by decreasing long term debt by $35.4 million. See further disclosure in Note 12—Long-Term Debt and Capital Leases.

        In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), which requires that all deferred tax liabilities and assets be classified as noncurrent amounts on the balance sheet. ASU 2015-17 will be effective for interim and annuals periods beginning after December 15, 2016 and may be applied prospectively or retrospectively. Early adoption of the standard is permitted. The Company early adopted this standard during the first quarter of 2016 and has applied retrospective treatment. The adoption of this standard did not have a material effect on the Company's results of operation, financial condition or cash flows. Prior periods have been retrospectively adjusted.

3. Crestview Transaction

        On December 18, 2015, funds managed by Crestview Advisors, L.L.C. ("Crestview"), a private equity firm based in New York, and Parent consummated a transaction whereby Crestview Partners III GP, L.P. became the beneficial owner of approximately 35% of Parent. Under terms of the agreement (the "Crestview Purchase Agreement"), Crestview's funds purchased units held by Avista Capital Partners ("Avista") and other unitholders, and made a $125.0 million primary investment in newly-issued units. Crestview has extensive experience in the telecommunications industry and the Company believes that this investment will help it capitalize on future growth opportunities.

        On April 29, 2016, funds managed by Avista and Crestview made an additional $40.0 million investment in newly-issued membership units in Parent.

        As of December 31, 2016, $123.0 million of proceeds from these transactions have been contributed to the Company while the remaining $20.1 million, net of accrued and paid transaction expenses, have been recorded to Parent's balance sheet and have not been pushed down or reflected in the Company's combined consolidated financial statements.

4. Acquisitions

  NuLink Acquisition

        On September 9, 2016, the Company consummated its Asset Purchase Agreement to acquire substantially all of the operating assets of HC Cable Opco, LLC, d/b/a NuLink, a privately-held company based in Newnan, Georgia. The purchase price of $54.3 million is subject to normal and customary purchase price adjustments and was paid in cash. The results of Nulink's results of operations since the purchase date have been included in the Company's combined consolidated statement of operations and the purchase assets and liabilities have been included in the Company's combined consolidated balance sheets. The preliminary purchase allocation included in the Company's combined consolidated balance sheets is subject to adjustments. The Company is still in the process of finalizing the valuation of certain intangible assets.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

4. Acquisitions (Continued)

  Anne Arundel Broadband Investment

        On May 1, 2014, the Company increased its 5% ownership interest in Anne Arundel Broadband, LLC ("AAB") to a 75% ownership interest through a purchase of additional equity in AAB for approximately $5.5 million, including cash acquired. The results of AAB have been included in the combined consolidated financial statements beginning May 1, 2014. During the quarter ended September 30, 2015, the Company increased its 75% ownership interest in AAB to a 100% ownership interest through a purchase of additional equity in AAB for approximately $2.6 million.

5. Asset Sales

  Assets Held for Sale Lawrence, Kansas System

        During the quarter ended September 30, 2016, the Company's Board of Directors approved a plan to actively market the sale of its Lawrence, Kansas system. As a result of this plan, the Company concluded that as of September 30, 2016, these assets and liabilities met the criteria to be classified as assets held for sale. See Note 22—Subsequent Events for further details on the consummation of the Asset Purchase Agreement between Midcontinent Communications ("MidCo") and the Company. As of December 31, 2016, the Lawrence, Kansas system had $174.5 million in total assets (net of intercompany balance) and $3.9 million in total liabilities (net of intercompany balance) and were included in the Company's combined consolidated balance sheets.

  Sale of South Dakota Systems

        On June 12, 2014, the Company and Clarity Telecom ("Clarity") entered into an agreement (the "Asset Purchase Agreement") under which Clarity would acquire the Company's Rapid City and Sioux Falls, South Dakota Systems (the "South Dakota Systems"). On September 30, 2014, the Company and Clarity consummated the asset sale for gross proceeds of approximately $262.0 million in cash, subject to certain adjustments set forth in the Asset Purchase Agreement. As a result of the sale, the Company recorded a gain totaling $52.9 million.

6. Plant, Property and Equipment

        Plant, property and equipment consist of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Distribution facilities	$1,336.4	$1,121.4
Customer premise equipment	376.9	368.6
Head-end equipment	299.9	271.2
Telephony infrastructure	123.8	115.5
Computer equipment and software	95.4	81.8
Vehicles	32.1	29.6
Buildings and leasehold improvements	44.9	44.3
Office and technical equipment	36.2	34.2
Land	6.7	6.7
Construction in progress (including material inventory and other)	110.5	93.6

Total plant, property and equipment	2,462.8	2,166.9
Less accumulated depreciation	(1,467.7)	(1,301.6)

	$995.1	$865.3

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

6. Plant, Property and Equipment (Continued)

        Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $193.4 million, $195.9 million, and $215.9 million, respectively. Included in depreciation expense were write-offs and sales of customer premises equipment of $0.8 million, $0.5 million, and $0.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

7. Franchise Operating Rights & Goodwill

        Changes in the carrying amounts of our franchise operating rights and goodwill during 2016 and 2015 are set forth below:

	January 1, 2016	Acquisitions	Sale	December 31, 2016
	(in millions)
Franchise operating rights	$1,048.5	$18.1	$—	$1,066.6
Goodwill	561.4	6.6	—	568.0

	$1,609.9	$24.7	$—	$1,634.6

	January 1, 2015	Acquisitions	Sale	December 31, 2015
	(in millions)
Franchise operating rights	$1,048.5	$—	$—	$1,048.5
Goodwill	561.4	—	—	561.4

	$1,609.9	$—	$—	$1,609.9

8. Intangible Assets Subject to Amortization

        Intangible assets subject to amortization consist primarily of customer relationships and changes in the carrying amounts during 2016 and 2015 are set forth below:

	January 1, 2016	Acquisitions	Sale	Amortization	December 31, 2016
	(in millions)
Customer relationships	$12.0	$2.8	$—	$(11.2)	$3.6
Other	6.1	0.3	—	(2.4)	4.0

	$18.1	$3.1	$—	$(13.6)	$7.6

	January 1, 2015	Acquisitions	Sale	Amortization	December 31, 2015
	(in millions)
Customer relationships	$32.9	$—	$—	$(20.9)	$12.0
Other	9.7	0.7	—	(4.3)	6.1

	$42.6	$0.7	$—	$(25.2)	$18.1

        Amortization expense is included in depreciation and amortization expense in the accompanying combined consolidated statements of operations. Amortization expense for years ended December 31, 2016, 2015 and 2014 was $13.6 million, $25.2 million and $34.5 million, respectively.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

8. Intangible Assets Subject to Amortization (Continued)

        Scheduled amortization of the Company's intangible assets as of December 31, 2016 for the next five years is as follows (in millions):

2017	$2.4
2018	2.2
2019	1.6
2020	0.9
2021	0.2
Thereafter	0.3

$7.6

9. Debt Issuance Costs, Net

        Debt issuance costs, net, which relate to the Company's debt and credit facilities in place, consist of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Debt issuance costs	$41.3	$60.5
Less accumulated amortization	(18.4)	(25.1)

	$22.9	$35.4

        As discussed in note 12, during 2016 and 2015, the Company entered into certain debt agreements resulting in the following debt issuance costs being capitalized.

	December 31, 2016	December 31, 2015
	(in millions)
Senior Secured Credit Facility	$1.8	$0.4

        In connection with the refinancing, the Company recorded $38.0 million, $22.9 million and $nil million of losses on debt extinguishments for the years ended December 31, 2016, 2015 and 2014, respectively. The majority of the losses related to the write-off of prior capitalized debt issue costs related to the extinguished debt and costs associated with these financings. Amortization of debt issuance costs is included in interest expense in the combined consolidated statements of operations.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

10. Investments

        In conjunction with the acquisition of Knology, Inc, the Company acquired investments and equity ownership in its associated companies which consisted of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Rio Holdings, Inc.	$0.9	$0.9
Tower Cloud, Inc.	—	15.7

Total investments	$0.9	$16.6

        Rio Holdings, Inc. ("Rio Holdings") owns 24.7% class A general partnership units in Grande Investment, L.P., which through a holding company owns 100% of Grande Communications Networks, LLC. The Company's investment in Rio Holdings is accounted for under the cost method of accounting, adjusted for impairment write-downs, because the Company owns less than a 20% interest in Rio Holdings.

        The Company, through its wholly owned subsidiaries, owned approximately 33,620,177 shares, or 9.6%, of the series A and B preferred stock of Tower Cloud, Inc. ("Tower Cloud"). The Company sold its investment in Tower Cloud for approximately $17.9 million and recorded a gain on the sale of $2.2 million during the year ended December 31, 2016. The Company previously accounted for the investment using the cost method.

11. Accrued Liabilities and Other

        Accrued liabilities and other consist of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Programming costs	$39.9	$38.8
Construction	17.4	9.9
Payroll and employee benefits	16.4	19.2
Franchise, copyright and revenue sharing fees	13.2	13.1
Property, income, sales and use taxes	8.1	17.6
Utility pole rentals	3.7	4.5
Reduction in work force	0.2	0.4
Legal and professional fees	0.5	0.7
Other accrued liabilities	10.4	10.3

	$109.8	$114.5

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

12. Long-Term Debt and Capital Lease Obligations

        The following table summarizes the Company's debt and capital lease obligations:

	December 31, 2016			December 31, 2015
	Available borrowing capacity	Weighted average interest rate(3)	Outstanding balance	Outstanding balance
	(in millions)
Long-term debt:
Term B Loans(1)	$—	4.56%	$2,048.3	$1,400.8
Term B-1 Loans	—	—	—	383.4
Revolving Credit facility(2)	182.7	4.03%	10.0	—
Senior Notes(4)	—	10.25%	830.9	833.5
Senior Subordinated Notes, net of discounts	—	—	—	292.5

Total long-term debt	$182.7	6.18%	2,889.2	2,910.2

Capital lease obligations			4.9	7.4

Total long-term debt and capital lease obligations			2,894.1	2,917.6
Debt issuance costs, net(5)			(22.9)	(35.4)

Sub-total			2,871.2	2,882.2

Less current portion			(22.7)	(20.6)

Long-term portion			$2,848.5	$2,861.6

(1)
At December 31, 2016, includes $11.5 million of net discounts.

(2)
Available borrowing capacity at December 31, 2016 represents $200.0 million of total availability less outstanding letters of credit of $7.3 million and $10.0 million in borrowings outstanding under the Revolving Credit Facility as of December 31, 2016. Letters of credit are used in the ordinary course of business and are released when the respective contractual obligations have been fulfilled by the Company.

(3)
Represents the weighted average effective interest rate in effect at December 31, 2016 for all borrowings outstanding pursuant to each debt instrument including the applicable margin.

(4)
At December 31, 2016, includes $5.9 million of net premium.

(5)
At December 31, 2016, debt issuance costs include $13.5 million related to Term B Loans, $7.4 million related to Senior Notes and $2.0 million related to our Revolving Credit Facility.

  Term B Loans Refinancing

        On August 19, 2016, the Company entered into a sixth amendment ("Sixth Amendment") to its Credit Agreement, dated as of July 17, 2012, as amended ("Credit Agreement") among the Company and the other parties thereto. Capitalized terms used herein without definition shall have the same meanings as set forth in the Credit Agreement.

        The Sixth Amendment, among other provisions, provides for the addition of a new $2.065 billion seven year Term B Loan which bears interest, at the Company's option, at LIBOR plus 3.50% or ABR

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

12. Long-Term Debt and Capital Lease Obligations (Continued)

plus 2.50% and includes a 1.00% LIBOR floor. The new Term B Loan has a maturity date of August 19, 2023, unless the earlier maturity dates set forth below are triggered under the following circumstances: The Term B Loan will mature on April 15, 2019 if (i) any of the Company's existing outstanding Senior Notes are outstanding on April 15, 2019, or (ii) any future indebtedness with a final maturity date prior to the date that is 91 days after August 19, 2023 is incurred to refinance the Company's existing Senior Notes. The Term B Loan will mature on July 15, 2019 if (i) any of the Company's existing Senior Subordinated Notes are outstanding on July 15, 2019, or (ii) any indebtedness with a final maturity prior to the date that is 91 days after August 19, 2023 is incurred to refinance the Company's existing Senior Subordinated Notes.

        Proceeds from the issuance of the new Term B Loans were used to repay in full the existing $1.825 billion Term B Loan, which had a maturity date of April 15, 2019 and which bore interest at the same rates described above. The Company used the remaining $240.0 million in proceeds to fund the Company's acquisition of NuLink and to redeem a portion of the Company's 13.38% Senior Subordinated Notes. The Company recorded a loss on extinguishment of debt of $10.5 million, primarily representing the expensing of third party arranger fees and the unamortized debt issuance costs related to a portion of the former Term B Loans.

  Senior Subordinated Notes pay down and retirement

        On July 15, 2016, the Company redeemed $46.9 million in principal amounts outstanding under its 13.38% Senior Subordinated Notes. In addition to the principal redemption, Company paid a call premium of $3.1 million and accrued interest on the notes of $19.7 million.

        On September 15, 2016, the Company redeemed an additional $159.1 million of outstanding principal of our 13.38% Senior Subordinated Notes. In addition to the principal redemption, the Company paid $10.7 million in call premium and $3.5 million in accrued interest.

        On December 18, 2016, the Company retired the 13.38% Senior Subordinated Notes early. The Company paid $89.0 million in outstanding principal, $5.0 million in accrued interest and $6.0 million in prepayment penalties. At December 31, 2016, the Company had no outstanding Senior Subordinated Notes.

  Refinancing of Term B Loans and payoff of Term B-1 Loans

        On May 11, 2016, the Company entered into a fifth amendment (the "Fifth Amendment") to its Credit Agreement, dated as of July 17, 2012, as amended on April 1, 2013, November 27, 2013, May 21, 2015 and July 1, 2015 (the "Original Credit Agreement") among the Company and the other parties thereto.

        The Fifth Amendment, among other provisions, provided for the addition of an incremental $432.5 million in new Term B Loans, having a maturity date in April 2019 and which bore interest, at the Company's option, at LIBOR plus 3.50% or ABR plus 2.50% and included a 1.00% LIBOR floor. Proceeds from the issuance of the new Term B Loans were used to repay all remaining $382.5 million outstanding principal under the Company's Term B-1 Loans which had a maturity date of July 2017 and which bore interest, at the Company's option, at LIBOR plus 3.00% or ABR plus 2.00% and which included a 0.75% LIBOR floor. The Company recorded a loss on extinguishment of debt of

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

12. Long-Term Debt and Capital Lease Obligations (Continued)

$2.5 million, primarily representing the expensing of the unamortized debt issuance costs related to a portion of the former Term B-1 Loans.

  Revolver Extension

        On July 1, 2015, the Company entered into a fourth amendment ("Fourth Amendment") to the Original Credit Agreement among the Company and the other parties thereto. On August 19, 2016, the Company entered into a sixth amendment (the "Sixth Amendment") to the Original Credit Agreement among the Company and the other parties thereto.

        Under the Original Credit Agreement, the Company had $200.0 million of borrowings available under its revolving credit facility (the "Revolver"), which was to mature on July 17, 2017. Under the Fourth Amendment and the Sixth Amendment, the maturity date for $180.0 million of the $200.0 million in available borrowings under the Revolver was extended until July 1, 2020, subject to the following: (a) on January 1, 2019, if any indebtedness incurred to refinance the term loans outstanding prior to the effectiveness of the Sixth Amendment is outstanding and has a maturity date prior to September 30, 2020, the Revolver will instead mature on January 1, 2019, and (b) on April 15, 2019, if (i) the Company has Senior Unsecured Notes outstanding or (ii) any indebtedness (other than indebtedness incurred under the Credit Agreement) incurred to refinance the Senior Unsecured Notes is outstanding and has a maturity date prior to November 28, 2023, the Revolver will instead mature on April 15, 2019.

        In addition, in the event the Company has outstanding borrowings under the Revolver in excess of $180.0 million as of July 17, 2017, the Company will be required to pay down such borrowings to the extent of such excess.

  Refinancing of Term B and B-1 Loans

        On May 21, 2015, the Company entered into a third amendment (the "Third Amendment") to its Credit Agreement, dated as of July 17, 2012, as amended on April 1, 2013 and as further amended on November 27, 2013 among the Company and the other parties thereto.

        The Third Amendment, among other provisions, provided for a refinancing of the Credit Agreement, resulting in $1,411.4 million in new Term B Loans, which bore interest, at the Company's option, at LIBOR plus 3.50% or ABR plus 2.50% and included a 1% LIBOR floor. The new Term B Loans replaced the $1,560.4 million in outstanding Term B Loans which were previously priced, at the Company's option, at LIBOR plus 3.75% or ABR plus 2.75%. The proceeds from the refinancing were used to pay outstanding principal under the Company's current Term B Loans. In connection with the Third Amendment, the Company made a prepayment totaling $150.0 million, applied ratably, to the Company's outstanding Term B Loans and outstanding Term B-1 Loans. Proceeds from the sale of the Company's South Dakota Systems were used in connection with the prepayment. In addition, the Third Amendment provided for the ability to refinance the Company's Senior Subordinated Notes with proceeds from the issuance of Senior Notes. The Company recorded a loss on extinguishment of debt of $22.9 million, primarily representing the expensing of the unamortized debt issuance costs related to a portion of the former Term B Loans.

        The obligations of the Company under the Credit Agreement are guaranteed by the Affiliates and its subsidiaries and are secured on a first priority basis by substantially all of the tangible and intangible

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

12. Long-Term Debt and Capital Lease Obligations (Continued)

assets of the Company and the guarantors, subject to certain exceptions. The Credit Amendment contains affirmative and negative covenants that the Company believes are usual and customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on indebtedness, liens, sale of assets, investments, dividends, subordinated debt payments and amendments, sale leasebacks and transactions with the Company's affiliates. The Credit Amendment also requires the Company to comply with a maximum senior secured leverage ratio. The Company was in compliance with all covenants at December 31, 2016.

        On November 27, 2013, the Company entered into a second amendment (the "Second Amendment") to the Credit Agreement, dated as of July 17, 2012, as amended on April 1, 2013 (the "Credit Agreement") among the Company, the guarantors thereto, the lenders party thereto, and the other parties thereto.

        The Second Amendment provided for the refinancing of the Credit Agreement, resulting in $425.0 million in new Term B-1 Loans, which bore interest, at the Company's option, at LIBOR plus 3.00% or adjusted base rate ("ABR") plus 2.00%. The new Term B-1 Loans included a 0.75% LIBOR floor. The new Term B-1 Loans replaced $398.0 million in outstanding Term B-1 Loans which were previously priced, at the Company's option, at LIBOR plus 3.25% or ABR plus 2.25% and which previously included a 1.00% LIBOR floor. The Company utilized the excess proceeds from the new Term B-1 Loans to repay existing, outstanding borrowings on its revolving credit facility and to pay fees and expenses associated with the refinancing. The Company recorded a loss on extinguishment of debt of $0.8 million, primarily representing the expensing of debt issuance costs related to a portion of the former Term B-1 Loans.

  Additional 10.25% Senior Notes

        On April 1, 2014, the Company issued $100.0 million aggregate principal amount of additional 10.25% Senior Notes, due 2019, (the "Additional Notes") in a private offering conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Additional Notes were issued at 113.0% plus interest deemed to have accrued from January 15, 2014. The Company used the net proceeds of the offering to repay the borrowings outstanding under its revolving credit facility, for general corporate purposes, and to pay certain fees and expenses relating to the offering.

        The Additional Notes were issued under the indenture governing the Company's existing $725.0 million Senior Notes, due 2019, issued on July 17, 2012. The Additional Notes are treated as a single series with the existing Senior Notes and have the same terms as those of the Senior Notes. The Company agreed to file an exchange offer for the Additional Notes in a registration statement (the "Exchange Offer") with the SEC no later than 270 days from April 1, 2014. The Company filed the registration statement with the SEC on June 18, 2014 and the registration statement became effective on June 30, 2014. The Company completed the Exchange Offer on July 31, 2014.

  Long-Term Debt Extinguishment

        As noted above, the Company recorded a loss on extinguishment of debt of $38.0 million and of $22.9 million during the years ended December 31, 2016 and 2015, respectively. The loss on extinguishment of debt primarily represents the expensing of debt issuance costs and third party fees associated with the refinancing and extinguishment of debt.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

12. Long-Term Debt and Capital Lease Obligations (Continued)

        Amortization of debt issue costs and accretion of debt discount, which are both included in interest expense in the accompanying combined consolidated statements of operations, for the three years ended December 31, 2016, 2015 and 2014 are as follows (in millions):

	December 31,
	2016	2015	2014
Amortization of deferred financing fees	$8.7	$14.3	$18.1
Accretion of debt premium	(2.5)	(2.6)	(2.0)
Accretion of debt discount	1.4	0.6	0.7

        Maturities of long-term debt, excluding capital lease obligations, as of December 31, 2016 are as follows (in millions):

Long-term Debt
Year ended December 31, 2017	$30.7
Year ended December 31, 2018	20.7
Year ended December 31, 2019	851.6
Year ended December 31, 2020	20.7
Year ended December 31, 2021	20.7
Thereafter	1,944.8

$2,889.2

13. Operating and Capital Leases

        The Company leases office and warehouse space under both cancelable and non-cancelable operating leases. Rental expense under operating lease agreements during the years ended December 31, 2016, 2015 and 2014 was $8.3 million, $8.2 million and $7.6 million, respectively. The Company expects that in the normal course of business, operating leases that expire generally will be renewed or replaced by similar leases.

        At December 31, 2016 and 2015, the amount of property and equipment, net, recorded under capital leases was $4.9 million and $7.4 million, respectively (note 6). This amount primarily relates to certain video equipment and vehicles. Depreciation of assets under capital lease is included in depreciation and amortization in our combined consolidated statements of operations.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

13. Operating and Capital Leases (Continued)

        As of December 31, 2016, future capital and operating lease commitments are as follows (in millions):

	Capital Leases	Operating Leases
Year ended December 31, 2017	$2.2	$7.7
Year ended December 31, 2018	1.4	7.4
Year ended December 31, 2019	0.9	4.5
Year ended December 31, 2020	0.2	3.1
Year ended December 31, 2021	0.2	2.6
Thereafter	—	3.5

Total minimum lease payments	$4.9	$28.8

Less imputed interest	(0.3)

Present value of minimum capital lease payments	4.6
Less current portion	(2.0)

Long-term capital lease obligations	$2.6

        The Company also rents utility poles used in its operations. Generally, pole rentals are cancellable on short notice, but the Company anticipates that such rentals will recur. Rent expense for pole rental attachments was $6.7 million, $8.0 million and $7.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

14. Reduction in Workforce

        On December 3, 2014, the Company committed to a workforce reduction plan whereby the Company eliminated approximately 275 employees across all levels and geographic regions. The company implemented this plan to compete more efficiently and better position itself for future growth. One-time termination costs, resulting from the reduction in work force totaled $6.4 million and have been recorded in selling, general and administrative expenses in the combined consolidated statement of operations for the year ended December 31, 2014.

15. Derivative Instruments

        The Company's outstanding Senior Secured Credit Facility balances bear interest at variable rates, which, if left unmanaged, could expose the Company to potentially adverse changes in interest rates. The Company has historically entered into various interest rate swaps and caps that effectively convert the variable interest rate component (excluding margin) to a fixed rate (excluding margin) on the required portion of the Company's outstanding debt. As of December 31, 2016, the interest rate swaps and the interest rate caps have expired.

16. Fair Value Measurements

        As of December 31, 2016 and 2015, the fair values of cash and cash equivalents, receivables, unearned revenue, prepaid and other, trade payables, accrued interest, accrued liabilities, short-term borrowings and the current installments of long-term debt approximate carrying values due to the

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

16. Fair Value Measurements (Continued)

short-term nature of these instruments. For assets and liabilities with a long-term nature, we determine fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Market or observable inputs are the preferred source of values, followed by unobservable inputs or assumptions based on hypothetical transactions in the absence of market inputs. The Company applies the following hierarchy in determining fair value:

  •
  Level 1, defined as observable inputs being quoted prices in active markets for identical assets;

  •
  Level 2, defined as observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

  •
  Level 3, defined as unobservable inputs for which little or no market data exists, consistent with reasonably available assumptions made by other participants therefore requiring assumptions based on the best information available.

        A summary of our liabilities measured at fair values that are included in our combined consolidated balance sheets are as follows (by respective level of fair value hierarchy):

Fair Value at December 31, 2016
	Total	Level 1	Level 2	Level 3
(in millions)
Liabilities:
Derivative instruments(1)	$—	$—	$—	$—

	$—	$—	$—	$—

	Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3
	(in millions)
Liabilities:
Derivative instruments(1)(2)	$2.3	$—	$2.3	$—

	$2.3	$—	$2.3	$—

(1)
The fair value measurements of our interest rate swaps were determined using cash flow valuation models. The inputs to the cash flow models consist of, or are derived from, observable data for substantially the full term of the swaps. This observable data includes interest and swap rates, yield curves and credit ratings, which are retrieved from available market data. The valuations are then adjusted for the Company's own nonperformance risk as well as the counterparty's as required by the provisions of the authoritative guidance using a discounted cash flow technique that accounts for the duration of the interest rate swaps and the Company's as well as the counterparty's risk profile. Accordingly, the valuations of assets and liabilities related to the derivative instruments fall under Level 2 of the authoritative guidance fair value hierarchy.

(2)
The fair value of the interest rate caps were calculated using a cash flow valuation model. The main inputs were obtained from quoted market prices, the LIBOR interest rate and the projected three months LIBOR. The observable market quotes were then input into the valuation and discounted to reflect the time value of cash.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

16. Fair Value Measurements (Continued)

        Accordingly, the valuations of assets and liabilities related to the derivative instruments fall under Level 2 of the authoritative guidance fair value hierarchy. There were no transfers into or out of Level 1, 2 or 3 during the years ended December 31, 2016 and 2015.

        The estimated fair value of the Company's long-term debt (note 12) which includes debt subject to the effects of interest rate risk, was based on dealer quotes considering current market rates and was approximately $2,971.1 million, not including debt discount and premium, compared to carrying value of $2,894.8 million, not including debt discount and premium, as of December 31, 2016 and approximately $2,744.0 million, not including debt discount and premium, compared to a carrying value of $2,904.3 million, not including debt discount and premium, as of December 31, 2015.

        The sensitivity to changes in the unobservable inputs and their impact on the fair value measurement of long-term debt can be significant. The significant unobservable inputs for the senior notes are risk-free interest rates and credit spread assumptions. The risk-free interest rate is negatively correlated to the fair value measure. An increase (decrease) in risk-free interest rates will decrease (increase) the fair value measure. The credit spread is negatively correlated to the fair value measure. An increase (decrease) in the credit spread will decrease (increase) the fair value measure.

17. Income Taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

        As a result of the Restructuring, WOW! Finance became a single member LLC for federal income tax purposes. The Restructuring is treated as a change in tax status related to WOW! Finance, since a single member LLC is required to record current and deferred income taxes reflecting the results of its operations.

        The components of our deferred tax assets and deferred tax liabilities as of December 31, 2016 and December 31, 2015 are presented in the table below:

	2016	2015
Non-current deferred income tax assets (liabilities):
Allowances and other reserves	$11.0	$1.6
Net operating loss carryforwards	290.4	308.7
Deferred revenue	3.6	(0.4)
Depreciation and amortization	(181.9)	(69.9)
Franchise operating rights	(352.7)	(280.2)
Investment marked to market	5.2	3.2
AMT credit	5.3	1.3
GAAP/Tax basis difference in investment in partnerships	—	(103.9)
Other	13.2	1.0
Valuation Allowance	(164.3)	(267.9)

Total net deferred tax liabilities	$(370.2)	$(406.5)

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

17. Income Taxes (Continued)

        The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit the utilization of existing deferred tax assets. On the basis of this evaluation, as of December 31, 2016, a valuation allowance of $164.3 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The valuation allowance is based on the Company's existing positive and negative evidence. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased based on the Company's future operating results.

        The income tax expense (benefit) from continuing operations consisted of the following for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Current tax expense
Federal	$0.5	$5.1	$6.2
State	8.5	0.4	0.4

Total Current	9.0	5.5	6.6

Deferred tax provision (benefit)
Federal	(54.3)	4.0	(15.7)
State	18.0	0.4	(1.7)

Total Deferred	(36.3)	4.4	(17.4)

Income tax expense (benefit), net	$(27.3)	$9.9	$(10.8)

        A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Statutory Federal income taxes	$(0.4)	$(13.6)	$(13.3)
State income taxes	0.9	7.1	1.7
Sale of South Dakota Systems	—	—	14.9
Uncertain Tax Positions	17.7	—	—
Tax Status Change	57.7	—	—
Other	0.4	—	(0.5)
Change in valuation allowance	(103.6)	16.4	(13.6)

Income tax expense (benefit), net	$(27.3)	$9.9	$(10.8)

        The Company reported total income tax (benefit) expense of $(27.3) million, $9.9 million and ($10.8) million during the fiscal years ended December 31, 2016, 2015 and 2014, respectively. The change in tax status related to the Restructuring resulted in a deferred tax expense of $57.7 million during the fiscal year ended December 31, 2016. The $57.7 million consisted of $138.9 million in additional deferred tax liabilities that were required as a result of the change in tax status, $14.1 million in additional deferred tax liabilities that were recorded due to state income tax rate impacts and a deferred tax benefit of $95.3 million related to the removal of existing deferred tax liabilities attributable to the Company's investment in C corporation subsidiaries. In addition, as a result of the

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

17. Income Taxes (Continued)

Company's change in tax status, the Company recorded a deferred tax benefit of $103.6 million due to a reversal of a portion of its existing valuation allowance.

        The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. For federal tax purposes, the Company's 2013 through 2016 tax years remain open for examination by the tax authorities under the normal three year statute of limitations. Generally, for state tax purposes, the Company's 2013 through 2016 tax years remain open for examination by the tax authorities under a three year statute of limitations. Should the Company utilize any of its U.S. or state loss carryforwards, their carryforward losses, which date back to 1995, would be subject to examination.

        At December 31, 2016, the Company had available federal net operating loss carryforwards of approximately $833.8 million that expire between 2023 and 2036. Approximately $146.0 million of this net operating loss carryforward is subject to an annual utilization limitation under Internal Revenue Code ("IRC") Section 382 due to one or more changes in ownership of Knology, Inc. ("Knology") as of the date of the Company's acquisition of Knology in 2012. The Company has analyzed the potential Section 382 limitation on its net operating loss carryforwards and determined that, although $146.0 million of this carryforward relating to Knology is subject to an annual Section 382 limitation, based on the fair market value of Knology at the time of the Company's acquisition of Knology and Knology's net unrealized built-in gain ("NUBIG") position, the NUBIG has resulted in a significant increase in the Company's annual Section 382 limitation. The NUBIG is determined based on the difference between the fair market value of Knology's assets and Knology's tax basis as of the ownership change date. Because of the existence of the NUBIG, the annual limitation imposed by Section 382 was significantly increased each year during the five-year period beginning on the date of the Section 382 ownership change (the "recognition period"). The increased annual limitation arising from the NUBIG is available on a cumulative basis during and after the recognition period following the Section 382 ownership change to offset taxable income. Accordingly, the Company expects that the Section 382 limitation relating to the $146.0 million of available net operating loss carryforwards will not result in any significant impacts on the Company's ability to utilize its net operating loss carryforwards to offset future taxable income nor will have significant impact on future operating cash flows.

        The Company also had various state net operating loss carryforwards totaling approximately $646.4 million. Unless utilized, the state carryforwards expire from 2018 to 2036. Of this amount, approximately $166.3 million is subject to an annual limitation due to an ownership change of the Company, as previously noted.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

17. Income Taxes (Continued)

        The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	Year ended December 31,
	2016	2015	2014
	(in millions)
Unrecognized tax benefits—January 1st	$0.5	$0.5	$0.5
Gross increases—tax positions in prior period	19.6	—	—
Gross decreases—tax positions in prior period	—	—	—
Gross increases—tax positions in current period	8.7	—	—
Settlements	(0.6)	—	—
Lapse of statute of limitations	—	—	—

Unrecognized tax benefits—December 31st	$28.2	$0.5	$0.5

        As of December 31, 2016, the Company recorded gross unrecognized tax benefits of $28.2 million, all of which, if recognized, would affect the Company's effective tax rate. Interest and penalties related to income tax liabilities, if incurred, are included in income tax expense in the combined consolidated statement of operations. The Company has accrued gross interest and penalties of $0.4 million. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues are addressed in the Company's tax audits in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs.

        Unrecognized tax benefits consist primarily of tax positions related to issues associated with the acquisition of Knology and certain state income tax matters. Depending on the resolution with certain state taxing authorities that is expected to occur within the next twelve months, there could be an adjustment to the Company's unrecognized tax benefits.

        The Company is not currently under examination for U.S. federal income tax purposes, but does have various open tax controversy matters with various state taxing authorities.

18. Stockholder's Deficit and Employee Units

        On December 18, 2015, Parent consummated the transactions contemplated by the Crestview Purchase Agreement, including amending and restating the operating agreement of Parent and the sale of approximately 35% in the aggregate of Parent Units and Management Incentive Units ("Class C Units") to Crestview. The Fifth Amended and Restated Operating Agreement provides that (a) each Class C, Class C-1, Class C-2, Class C-3, Class C-4, Class C-5, Class C-6, Class C-7 and Class C-8 common unit that was purchased by Crestview was converted into a certain number of Parent's units based on a conversion ratio set forth in the Fifth A&R Operating Agreement, (b) each vested Class C, Class C-1, Class C-2, Class C-3, Class C-4, Class C-5, Class C-6, Class C-7 and Class C-8 common unit not purchased by Crestview was converted into a certain number of Parent's Class B common units based on a conversion ratio set forth in the Fifth A&R Operating Agreement and (c) each unvested Class C, Class C-1, Class C-2, Class C-3, Class C-4, Class C-5, Class C-6, Class C-7 and Class C-8 common unit was automatically cancelled and forfeited.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

18. Stockholder's Deficit and Employee Units (Continued)

        As of December 31, 2016, the Company had 1,000 authorized shares of WOW! common stock issued and outstanding and 295,667 Class D Units authorized for issuance with 201,696 Class D Units outstanding.

        During the year ended December 31, 2014, the Company offered to buy back vested Class C Series units from former employees of the Company. The former employees had the option to sell their units at a price set by the Company. The Company repurchased 19,694 of such units.

  Profit Interest Plan

        On February 3, 2016, the Parent adopted a new Profit Interest Plan (the "2016 Profit Interest Plan") pursuant to which the Board of Parent may grant 295,667 Management Incentive Units ("Incentive Units"), or approximately 8% of the total outstanding units of Parent, excluding Incentive Units, to employees, managers, officers, directors, and consultants of the Company or any of its subsidiaries. In general, if Incentive Units under the 2016 Profit Interest Plan for any reason are cancelled, forfeited, expired or terminated, such Incentive Units will be available for the further grant of awards under the 2016 Profit Interest Plan.

        Incentive Units granted under the 2016 Profit Interests Plan are intended to constitute a "profits interest" in the Parent for tax purposes. Generally, these Incentive Units are subject to a combination of time, performance, and market-based vesting conditions. Upon vesting, the award recipient receives a Class D unit in the Parent. Such Class D units represent a right to a fractional portion of the profits and distributions of Parent in excess of a "floor amount" determined in accordance with the Operating Agreement. The Class D units are in a secondary position to the other outstanding classes of units in the Parent, in that in any event in which the equity is valued and paid out, holders of the Class D units are only paid if an amount at least equal to the applicable floor amount is first allocated to all of the outstanding classes of units under the Operating Agreement.

        Additionally, on July 18, 2016, the Company adopted a Director Appreciation Rights Plan ("2016 Director Plan"), in which 10% of the aggregate value of the 2016 Profit Interest Plan has been reserved for the 2016 Director Plan. The participants of the 2016 Director Plan are granted non-voting Bonus Units which vest ratably, 25% each anniversary date from grant date and fully vest four years from grant date. At no time will the participants own any Units of the Company but will have rights to participate in the Bonus Pool upon a Liquidity event based on vesting. The Bonus Pool shall be determined by the Administrator of the Plan at each Liquidity Event. Upon a Participant's termination of employment all vested and unvested Bonus Units are forfeited.

  2016 Executive Officer Grants

        On May 31, 2016, the Board of Parent granted 195,997 Incentive Units to various executive officers and members of the Board of Parent and its subsidiaries. Grants to Executive Officers will occur going forward as new members of the executive team are hired, promoted or if the management get authorization from the Board to issue more units.

        The 97,998 of Incentive Units granted (the "Time Vesting Units") vest ratably at 25% per year beginning on December 18, 2016 and assuming the award recipient continues to be employed by the Parent or its subsidiaries. Vesting of the Time Vesting Units shall be accelerated upon a Liquidity Event as defined in the respective grant agreements, subject to achieving certain performance targets.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

18. Stockholder's Deficit and Employee Units (Continued)

The aggregate grant date fair value of the Time Vesting Units was $6.3 million, which will be recognized over the requisite service period of approximately four years.

        The remaining 97,999 of the Incentive Units granted (the "Performance Vesting Units") vest upon the occurrence of a Liquidity Event as defined in the respective grant agreements, subject to achieving certain performance targets upon the Liquidity Event. The aggregate grant date fair value of the Performance Vesting Units granted was $4.3 million, which will be recognized upon the occurrence of said Liquidity Event.

        The Company granted an additional 19,524 Incentive Units for newly hired executive officers or employees that were promoted to the executive level after the May 13, 2016 grant. Of these Incentive Units granted 9,762 were Time Vesting Units and 9,762 were Performance Vesting Units.

        The Company used a market approach which derives value form a recent transaction which involved the Company's equity. Based on this market approach the Company used an option pricing method ("OPM") due to the complexity of its capital structure. The OPM back solve was then constructed, where the total equity value is a dependent variable that is necessary to reconcile to the recent transaction event that included equity. Based on this methodology the Company determined that the grant date fair value of the Time Vesting Units was $77.10 per unit and $83.72 per units for the May grants and October grants, respectively. These values were utilized for purposes of compensation expense. The grant date fair value of the Performance Vesting Units, due to the speculative nature of the vesting conditions, are not included in the Company's compensation expense, rather the Company expects to record such expense when, as, and if such Performance Vesting Units vest.

        The Company recognized $1.1 million of non-cash compensation expense during the year ended December 31, 2016. Non-cash compensation expense for the years ended December 31, 2015 and 2014 was not material. Non-cash compensation is reflected in selling, general and administrative expenses in the Company's combined consolidated statements of operations. This expense represents the Time Vesting Units over the requisite service period. As of December 31, 2016, total unrecognized compensation expense related to outstanding Incentive Units is $5.8 million and is expected to be recognized over a weighted-average period of 3.4 years.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

18. Stockholder's Deficit and Employee Units (Continued)

        The following table summarizes the activity in the Management Units during the three years ended December 31, 2016:

	Class C No Floor Amount	Class C-1 $112.19 Floor Amount	Class C-2 $113.32 Floor Amount	Class C-3 $208.88 Floor Amount	Class C-4 $342.00 Floor Amount	Class C-5 $342.00 Floor Amount	Class C-6 $373.41 Floor Amount	Class C-7 $374.68 Floor Amount	Class C-8 $374.68 Floor Amount	Class D Units	Total
			Number of Management Units
Outstanding at January 1, 2014	151,077	37,235	17,180	7,480	31,795	20,600	18,655	119,320	—	—	403,342
Granted	—	—	—	—	—	—	—	18,013	25,000	—	43,013
Repurchased	(6,885)	(10,145)	(835)	(60)	(340)	—	(405)	(1,024)	—	—	(19,694)
Forfeited	—	—	—	—	(186)	—	(110)	(16,222)	—	—	(16,518)

Outstanding at December 31, 2014	144,192	27,090	16,345	7,420	31,269	20,600	18,140	120,087	25,000	—	410,143
Granted	—	—	—	—	—	—	600	—	17,775	—	18,375
Repurchased	(1,290)	(1,220)	(975)	(580)	(152)	—	(135)	(3,462)	(200)	—	(8,014)
Forfeited unvested	—	—	(410)	(405)	(2,535)	—	(3,652)	(23,357)	(750)	—	(31,109)
Sold pursuant to Crestview Purchase Agreement	(35,288)	(6,309)	(3,598)	(1,449)	(4,958)	(4,450)	(1,817)	(7,298)	(824)	—	(65,991)
Convert to B Units	(107,614)	(19,386)	(10,892)	(4,796)	(16,243)	(13,351)	(6,426)	(27,589)	(3,021)	—	(209,318)
Cancelled unvested	—	(175)	(470)	(190)	(7,381)	(2,799)	(6,710)	(58,381)	(37,980)	—	(114,086)

Outstanding at December 31, 2015	—	—	—	—	—	—	—	—	—	—	—
Granted	—	—	—	—	—	—	—	—	—	215,521	215,521
Forfeited unvested	—	—	—	—	—	—	—	—	—	(13,825)	(13,825)

Outstanding at December 31, 2016	—	—	—	—	—	—	—	—	—	201,696	201,696

Vested at December 31, 2016	—	—	—	—	—	—	—	—	—	23,726	23,726
Unvested at December 31, 2016	—	—	—	—	—	—	—	—	—	177,970	177,970

Total	—	—	—	—	—	—	—	—	—	201,696	201,696

(1)
In connection with the Crestview Purchase Agreement and the adoption of the Fifth A&R LLC Agreement, (a) each Class C, Class C-1, Class C-2, Class C-3, Class C-4, Class C-5, Class C-6, Class C-7 and Class C-8 common unit that was purchased by Crestview was converted into a certain number of Parent's Class A common units based on a conversion ratio set forth in the Fifth A&R Operating Agreement, (b) each vested Class C, Class C-1, Class C-2, Class C-3, Class C-4, Class C-5, Class C-6, Class C-7 and Class C-8 common unit not purchased by Crestview was converted into a certain number of Parent's Class B common units based on a conversion ratio set forth in the Fifth A&R Operating Agreement and (c) each unvested Class C, Class C-1, Class C-2, Class C-3, Class C-4, Class C-5, Class C-6, Class C-7 and Class C-8 common unit was automatically cancelled and forfeited.

19. Employee Benefits

  401(k) Savings Plan

        The Company has adopted a defined contribution retirement plan which complies with Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate in the plan. The Company matches 25% of each participant's voluntary contributions subject to a limit of the first 4% of the participant's compensation. Company matching contributions vest 25% annually over a four-year period. During the years ended December 31, 2016, 2015 and 2014, the Company recorded $0.4 million, $0.8 million and $0.9 million, respectively, of expense related to the Company's matching contributions to the 401(k) plan.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

19. Employee Benefits (Continued)

  Deferred Compensation Plan

        In July 2007, the Company implemented a deferred compensation plan. Under this plan, certain members of management and other highly compensated employees may elect to defer a portion of their annual compensation, subject to certain percentage limitations. The assets and liabilities of the plan are consolidated within the Company's financial statements. The assets of the plan are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan. However, in the event the Company became insolvent, the investments would be available to all unsecured general creditors. The deferred compensation liability relates to obligations due to participants under the plan.

        The assets from the participant deferrals are invested by the Company, through a life insurance investment vehicle, in mutual funds and money market funds. The deferred compensation liability represents accumulated net participant deferrals and earnings thereon based on participant investment elections. The assets and liabilities are recorded at fair value, and any adjustments to the fair value are recorded in the combined consolidated statements of operations. The assets and liabilities of the plan are included in the accompanying combined consolidated balance sheets as follows:

	December 31,
	2016	2015
	(in millions)
Prepaid expenses and other (current assets)	$1.8	$2.8
Accrued liabilities and other (current liabilities)	$1.8	$2.8

20. Commitments and Contingencies

  Programming Contracts

        In the normal course of business, the Company enters into numerous contracts to purchase programming content for which the payment obligations are fully contingent on the number of subscribers to whom it provides the content. The terms of the contracts typically have annual rate increases and expire through 2018. The Company's programming expenses will continue to increase, more so to the extent the Company grows its Video subscriber base. Programming expenses are included in operating expenses in the accompanying combined consolidated statements of operations.

  Legal and Other Contingencies

        The Company is party to various legal proceedings (including individual, class and putative class actions) arising in the normal course of its business covering a wide range of matters and types of claims including, but not limited to, general contracts, billing disputes, rights of access, programming, taxes, fees and surcharges, consumer protection, trademark and patent infringement, employment, regulatory, tort, claims of competitors and disputes with other carriers.

        In accordance with GAAP, the Company accrues an expense for pending litigation when it determines that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Legal defense costs are expensed as incurred. The Company is monitoring its pending litigation for the purpose of adjusting its accruals and revising its disclosures accordingly, in accordance with GAAP, when required. Litigation is, however, subject to uncertainty, and the outcome of any

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Consolidated Financial Statements (Continued)

20. Commitments and Contingencies (Continued)

particular matter is not predictable. The Company will vigorously defend its interest for pending litigation, and as of this date, the Company believes that the ultimate resolution of all such matters, after considering insurance coverage or other indemnities to which it is entitled, will not have a material adverse effect on the combined consolidated financial position, results of operations, or our cash flows.

21. Related Party Transactions

        The Company pays a quarterly management fee plus travel and miscellaneous expenses, if any, to Avista and Crestview. Such management fee is $0.4 million per quarter. The management fees and expenses paid by the Company for the years ended December 31, 2016, 2015 and 2014 amounted to $1.7 million, $1.9 million and $1.7 million, respectively.

        During the year ended December 31, 2016, the Company made distributions to its Parent in the amount of $2.2 million, for payments on behalf of its Parent, for costs incurred for the Crestview Purchase Agreement. On December 18, 2015, Crestview and Parent consummated a transaction whereby Crestview Partners III GP, L.P. became the beneficial owner of approximately 35% of Parent.

        On April 29, 2016, funds managed by Avista and Crestview made an additional $40.0 million investment in newly-issued membership units in Parent.

        As of December 31, 2016, $123.0 million of proceeds from these transactions have been contributed to the Company while the remaining $20.1 million, net of accrued and paid transaction expenses, have been recorded to Parent's balance sheet and have not been pushed down or reflected in our combined consolidated financial statements.

22. Subsequent Events

  Partial Redemption of 10.25% Senior Notes

        On March 20, 2017, the Company redeemed $95.1 million of outstanding principal of our 10.25% Senior Notes. In addition to the principal redemption, we paid accrued interest of $1.7 million and prepayment penalties of $4.9 million. The Company has $729.9 million in principal outstanding after this redemption.

  Sale of Lawrence, Kansas System

        On January 12, 2017, the Company and MidCo consummated (the "Asset Purchase Agreement") under which MidCo acquired the Company's Lawrence, Kansas system for gross proceeds of approximately $215.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the agreement. The Company and MidCo also entered into a transition services agreement under which the Company will provide certain services to MidCo on a transitional basis. Charges for the transition services generally allow the Company to fully recover all allowed costs and allocated expenses incurred in connection with providing these services, generally without profit.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Condensed Consolidated Balance Sheets

(unaudited)

	March 31, 2017	December 31, 2016
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$86.5	$30.8
Accounts receivable—trade, net of allowance for doubtful accounts of $5.0 and $9.4, respectively	72.1	87.2
Accounts receivable—other	0.9	0.2
Prepaid expenses and other	14.1	11.3

Total current assets	173.6	129.5
Plant, property and equipment, net (note 3)	990.0	995.1
Franchise operating rights	966.5	1,066.6
Goodwill	517.5	568.0
Intangible assets subject to amortization, net	7.0	7.6
Investments	—	0.9
Other noncurrent assets	7.0	3.1

Total assets	$2,661.6	$2,770.8

Liabilities and Stockholder's Deficit
Current liabilities:
Accounts payable—trade	$23.2	$21.0
Accrued interest	24.1	47.3
Accrued liabilities and other (note 5)	92.1	109.8
Current portion of debt and capital lease obligations (note 6)	22.3	22.7
Current portion of unearned service revenue	45.6	50.2

Total current liabilities	207.3	251.0
Long-term debt and capital lease obligations—less current portion and debt issuance costs (note 6)	2,739.2	2,848.5
Deferred income taxes, net (note 9)	337.6	370.2
Unearned service revenue	14.7	14.5
Other noncurrent liabilities	8.0	4.6

Total liabilities	3,306.8	3,488.8

Commitments and contingencies (note 10)
Common stock, $0.01 par value, 1,000 issued and outstanding	—	—
Stockholder's deficit	(57.7)	(58.1)
Accumulated deficit	(587.5)	(659.9)

Total stockholder's deficit	(645.2)	(718.0)

Total liabilities and stockholder's deficit	$2,661.6	$2,770.8

The accompanying notes are an integral part of these combined condensed consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Condensed Consolidated Statements of Operations

(unaudited)

	Three months ended March 31,
	2017	2016
	(in millions)
Revenue	$300.0	$302.3
Costs and expenses:
Operating (excluding depreciation and amortization)	159.8	164.5
Selling, general and administrative	30.3	26.0
Depreciation and amortization	50.3	52.5
Management fee to related party (note 11)	0.5	0.4

	240.9	243.4

Income from operations	59.1	58.9
Other income (expense):
Interest expense	(45.7)	(54.2)
Loss on early extinguishment of debt (note 6)	(5.0)	—
Gain on sale of assets (note 4)	38.7	—
Realized and unrealized gain on derivative instruments	—	1.1
Other income, net	1.4	—

Income before provision for income taxes	48.5	5.8
Income tax benefit (expense) (note 9)	23.9	(1.5)

Net income	$72.4	$4.3

The accompanying notes are an integral part of these combined condensed consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Condensed Consolidated Statement of Changes in Stockholder's Deficit

for the three months ended March 31, 2017

(unaudited)

	Common Stock/ Units
	Common Stock	Common Stock Affiliate Corporations	Management Units Class C	Management Units Class D	Stockholder's Deficit	Accumulated Deficit	Total Stockholder's Deficit
	(in millions, except Stock and Unit amounts)
Balances at December 31, 2016	1,000	—	—	201,696	$(58.1)	$(659.9)	$(718.0)
Contribution from Parent	—	—	—	—	8.8	—	8.8
Repurchase management units	—	—	—		(8.8)	—	(8.8)
Distribution to Parent	—	—	—	—	(0.1)	—	(0.1)
Non-cash compensation expense	—	—	—	—	0.5	—	0.5
Other	—	—	—	—	—	—	—
Net income	—	—	—	—	—	72.4	72.4

Balances at March 31, 2017	1,000	—	—	201,696	$(57.7)	$(587.5)	$(645.2)

The accompanying notes are an integral part of these combined condensed consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Combined Condensed Consolidated Statements of Cash Flows

(unaudited)

	Three months ended March 31,
	2017	2016
	(in millions)
Cash flows from operating activities:
Net income	$72.4	$4.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50.3	52.5
Realized and unrealized gain on derivative instruments	—	(1.1)
Provision for doubtful accounts	4.2	4.6
Deferred income taxes	(32.6)	1.3
Gain on asset sale (note 4)	(38.7)	—
Amortization of debt issuance costs, premium and discount, net	1.2	2.4
Non-cash compensation expense	0.5	—
Loss on early extinguishment of debt	0.2	—
Other non-cash items	0.3	—
Changes in operating assets and liabilities:
Receivables and other operating assets	0.7	(2.1)
Payables and accruals	(27.7)	(35.7)

Net cash flows provided by operating activities	30.8	26.2

Cash flows from investing activities:
Capital expenditures	(79.2)	(63.6)
Proceeds from asset sale (note 4)	213.0	—
Other investing activities	2.0	0.1

Net cash flows provided by (used in) investing activities	135.8	(63.5)

Cash flows from financing activities:
Payments on debt and capital lease obligations	(110.8)	(5.4)
Contribution from Parent	8.8	25.0
Repurchase of management units	(8.8)	—
Distribution to Parent	(0.1)	—

Net cash flows (used in) provided by financing activities	(110.9)	19.6

Increase (decrease) in cash and cash equivalents	55.7	(17.7)
Cash and cash equivalents, beginning of period	30.8	66.6

Cash and cash equivalents, end of period	$86.5	$48.9

Supplemental disclosures of cash flow information:
Cash paid during the periods for interest	$65.9	$83.3

Cash paid during the periods for income taxes	$1.2	$—

Non-cash financing activities:
Changes in non-cash capital expenditure accruals	$(12.7)	$(3.0)

The accompanying notes are an integral part of these combined condensed consolidated financial statements.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements

March 31, 2017

(unaudited)

Note 1. General Information

        WideOpenWest, Inc. ("WOW!" or the "Company") was organized in Delaware in July 2012 as WideOpenWest Kite, Inc. WideOpenWest Kite Inc. subsequently changed its name to WideOpenWest, Inc. in March 2017. WOW! is wholly owned by Racecar Acquisition, LLC ("Racecar Acquisition"), which is a wholly owned subsidiary of WideOpenWest Holdings, LLC (the "Parent"). In the following context, the terms we, us, WOW!, or the Company may refer, as the context requires, to WOW! or, collectively, WOW! and its subsidiaries.

        The Company is a fully integrated provider of high-speed data ("HSD"), cable television ("Video"), and digital telephony ("Telephony") services. The Company serves customers in nineteen Midwestern and Southeastern markets in the United States. The Company manages and operates its Midwestern broadband cable systems in Detroit and Lansing, Michigan; Chicago, Illinois; Cleveland and Columbus, Ohio; Evansville, Indiana; and Baltimore, Maryland. The Southeastern systems are located in Augusta, Columbus, Newnan and West Point, Georgia; Charleston, South Carolina; Dothan, Auburn, Huntsville and Montgomery, Alabama; Knoxville, Tennessee; and Panama City and Pinellas County, Florida.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

        Prior to the restructuring, the Members were all under common control. The financial statements presented herein include the consolidated accounts of WOW! and its subsidiaries and the combined accounts of its Affiliates. All significant intercompany accounts and transactions have been eliminated in consolidation and combination. As a result, the unaudited combined condensed consolidated financial statements of WOW! reflect all transactions of the wholly owned subsidiaries of Parent and Racecar Acquisition.

        Certain employees of WOW! participate in equity plans administered by Parent. Because the management units from the equity plan are issued from Parent's ownership structure, the management units' value directly correlates to the results of WOW!, as the primary asset of Parent is its investment in WOW!. The management units for the equity plan have been "pushed down" to the Company, as the management units have been utilized as equity-based compensation for WOW! management. All of the management units discussed herein are legally Parent's.

        The unaudited combined condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information required by GAAP or Securities and Exchange Commission ("SEC") rules and regulations for complete financial statements. The year-end condensed consolidated balance sheet was derived from audited financial statements. In the opinion of management, all normally recurring adjustments considered necessary for the fair presentation of the financial statements have been included, and the financial statements present fairly the financial position and results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results expected for the full year or any future period.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The accompanying unaudited combined condensed consolidated financial statements have been prepared in accordance with GAAP. These accounting principles require management to make assumptions and estimates that affect the reported amounts and disclosures of assets and liabilities, derivative financial instruments and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Recently Issued Accounting Standards

        In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The new standard is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Company is currently evaluating the impact of adopting this guidance.

        In August 2016, the FASB issued ASU No. 2016-15 to Topic 230 ("ASU 2016-15"), Statement of Cash Flows, making changes to the classification of certain cash receipts and cash payments in order to reduce diversity in presentation. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The update addresses eight specific cash flow issues, of which only one is applicable to the condensed consolidated financial statements. The Company does not believe that the adoption of this pronouncement will have a material impact on its combined condensed consolidated financial position, results of operations and cash flows.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company will adopt this guidance beginning with its first quarter ending March 31, 2019. The Company is in the process of evaluating the future

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

impact of ASU 2016-02 on its combined condensed consolidated financial position, results of operations and cash flows.

        In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance in Accounting Standards Codification Topic 606 ("ASC 606") is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which are comprised of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation. In August 2015, the FASB approved the deferral of the effective date of ASU 2014-09 by one year until January 1, 2018.

        The Company has completed a comprehensive analysis of its revenue streams and contractual arrangements to identify the effects of ASC 606 and is in the process of finalizing new accounting and reporting policies, processes, and internal controls related to the adoption of the new revenue recognition standard. Under current accounting policies, the Company recognizes revenue related to installation activities upfront to the extent of direct selling costs, which generally results in recognition of revenue when the installation related activities have been provided to the customer. Under the new revenue recognition standard, the majority of the Company's installation related activities are not considered to be separate performance obligations and non-refundable upfront fees related to installations must be assessed to determine whether they provide the customer with a material right. As a result of the Company's analysis performed, the Company expects to recognize installation revenue (i) for month-to-month service contracts over the period which the customer is expected to benefit from the ability to avoid paying an additional fee upon renewal and (ii) for fixed term service contracts (e.g., 12 months to 24 months) ratably over the term of the contract. In addition, the Company will be required to capitalize costs associated with obtaining contracts with customers, including sales commissions, and will amortize the costs over the expected life of the customer. The Company's installation revenue and sales commission expense represent approximately 2% of total revenue and expense, respectively, and any changes resulting from adoption of the new pronouncement are not expected to have a material impact to the combined condensed consolidated financial statements. The Company is continuing to review and evaluate other matters which are similarly expected not to have a material impact.

        ASU 2014-09 may be adopted by applying the provisions of the new standard on a retrospective basis to the periods included in the financial statements or on a modified retrospective basis which would result in the recognition of a cumulative effect of adopting ASU 2014-09 in the first quarter of 2018. The Company has not yet decided which implementation method it will adopt.

        In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) ("ASU 2016-08"), which amends the principal-versus-agent implementation

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

guidance and illustrations in ASC Topic 606. The FASB issued ASU 2016-08 in response to concerns identified by stakeholders, including those related to determining the appropriate unit of account under the revenue standard's principal-versus-agent guidance and applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principle. ASU 2016-08 has the same effective date as ASU 2014-09 and requires adopting ASU 2016-08 by using the same transition method used to adopt ASU 2014-09. The Company does not believe adoption of the pronouncement this will have a material impact on the Company's combined condensed consolidated results of operation, financial condition or cash flows.

  Recently Adopted Accounting Pronouncements

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09") which is intended to simplify certain aspects of the accounting for share-based payments to employees. The guidance in ASU 2016-09 requires all income tax effects of awards to be recognized in the statement of operations when the awards vest or are settled rather than recording excess tax benefits or deficiencies in additional paid-in capital. The guidance in ASU 2016-09 also allows an employer to repurchase more of an employee's shares than it could under prior guidance for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. For public companies, ASU 2016-09 is effective for interim and annual periods beginning after December 15, 2016, and requires a modified retrospective approach to adoption. Early adoption is permitted. The adoption of this pronouncement did not have a material impact on the Company's combined condensed consolidated financial position, results of operations and cash flows.

        In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), which requires that all deferred tax liabilities and assets be classified as noncurrent amounts on the balance sheet. ASU 2015-17 will be effective for interim and annual periods beginning after December 15, 2016 and may be applied prospectively or retrospectively. Early adoption of the standard is permitted. The Company early adopted this standard during the first quarter of 2016 and has applied prospective treatment. The adoption of this pronouncement did not have a material impact on the Company's combined condensed consolidated financial position, results of operations and cash flows.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 3. Plant, Property and Equipment

        Plant, property and equipment consisted of the following:

	March 31, 2017	December 31, 2016
	(in millions)
Distribution facilities	$1,412.8	$1,336.4
Customer premise equipment	370.8	376.9
Head-end equipment	296.6	299.9
Telephony infrastructure	123.7	123.8
Computer equipment and software	96.2	95.4
Vehicles	31.5	32.1
Buildings and leasehold improvements	43.2	44.9
Office and technical equipment	31.8	36.2
Land	6.2	6.7
Construction in progress (including material inventory and other)	59.3	110.5

Total plant, property and equipment	2,472.1	2,462.8
Less accumulated depreciation	(1,482.1)	(1,467.7)

	$990.0	$995.1

        Depreciation expense for the three months ended March 31, 2017 and 2016 was $49.7 million and $46.7 million, respectively. Included in depreciation expense were gains on sales of plant, property and equipment totaling $0.3 million and $0.2 million for the three months ended March 31, 2017 and 2016, respectively.

Note 4. Sale of Lawrence, Kansas System

        On January 12, 2017, the Company and Midcontinent Communications ("MidCo") consummated the Asset Purchase Agreement under which MidCo acquired the Company's Lawrence, Kansas system for net proceeds of approximately $213.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the agreement. As a result of this Asset Purchase Agreement, the Company recorded a gain on sale of $38.7 million, subject to certain normal and customary purchase price adjustments set forth in the agreement. The Company and MidCo also entered into a transition services agreement under which the Company will provide certain services to MidCo on a transitional basis. Charges for the transition services generally allow the Company to fully recover all allowed costs and allocated expenses incurred in connection with providing these services, generally without profit.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 5. Accrued Liabilities and Other

        Accrued liabilities and other consist of the following:

	March 31, 2017	December 31, 2016
	(in millions)
Programming costs	$39.6	$39.9
Franchise, copyright and revenue sharing fees	11.3	13.2
Payroll and employee benefits	7.6	16.4
Construction	2.7	17.4
Property, income, sales and use taxes	12.6	8.1
Utility pole rentals	3.9	3.7
Legal and professional fees	1.1	0.5
Other accrued liabilities	13.3	10.6

	$92.1	$109.8

Note 6. Long-Term Debt and Capital Leases

        The following table summarizes the Company's long-term debt and capital leases:

	March 31, 2017			December 31, 2016
	Available borrowing capacity	Weighted average interest rate(1)	Outstanding balance	Outstanding balance
	(in millions)
Long-term debt:
Term B Loans (2)	$—	4.55%	$2,043.6	$2,048.3
Revolving Credit Facility (3)	192.5	3.75%	—	10.0
Senior Notes (4)	—	10.25%	734.6	830.9

Total long-term debt	$192.5	6.14%	2,778.2	2,889.2

Capital lease obligations			4.0	4.9

Total long-term debt and capital lease obligations			2,782.2	2,894.1
Less debt issuance costs, net (5)			(20.7)	(22.9)

Sub-total			2,761.5	2,871.2

Less current portion			(22.3)	(22.7)

Long-term portion			$2,739.2	$2,848.5

(1)
Represents the weighted average effective interest rate in effect at March 31, 2017 for all borrowings outstanding pursuant to each debt instrument including the applicable margin.

(2)
At March 31, 2017, includes $11.1 million of net discounts.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 6. Long-Term Debt and Capital Leases (Continued)

(3)
Available borrowing capacity at March 31, 2017 represents $200.0 million of total availability less outstanding letters of credit of $7.5 million. Letters of credit are used in the ordinary course of business and are released when the respective contractual obligations have been fulfilled by the Company.

(4)
At March 31, 2017, includes $4.7 million of net premium.

(5)
At March 31, 2017, debt issuance costs include $13.0 million related to Term B Loans, $5.9 million related to Senior Notes and $1.8 million related Revolving Credit facility.

Partial Redemption of 10.25% Senior Notes

        On March 20, 2017, the Company utilized cash on hand to redeem $95.1 million of outstanding principal of our 10.25% Senior Notes. In addition to the partial principal redemption, the Company paid accrued interest on the 10.25% Senior Notes of $1.7 million and a call premium of $4.9 million. The Company recorded a loss on early extinguishment of debt of $5.0 million, primarily representing the cash call premium paid.

Retirement of 13.38% Senior Subordinated Notes

        During the years ended December 31, 2016 and 2015, the Company made three redemption payments to early retire its 13.38% Senior Subordinated Notes. The final redemption payment was made on December 18, 2016.

Term B Loans Refinancing

        On August 19, 2016, the Company entered into a sixth amendment ("Sixth Amendment") to its Credit Agreement, dated as of July 17, 2012, as amended ("Credit Agreement") among the Company and the other parties thereto. Capitalized terms used herein without definition shall have the same meanings as set forth in the Credit Agreement.

        The Sixth Amendment, among other provisions, provides for the addition of a new $2.065 billion seven year Term B Loan which bears interest, at the Company's option, at LIBOR plus 3.50% or ABR plus 2.50% and includes a 1.00% LIBOR floor. The new Term B Loan has a maturity date of August 19, 2023, unless the earlier maturity dates set forth below are triggered under the following circumstances: The Term B Loan will mature on April 15, 2019 if (i) any of the Company's existing outstanding Senior Notes are outstanding on April 15, 2019, or (ii) any future indebtedness with a final maturity date prior to the date that is 91 days after August 19, 2023 is incurred to refinance the Company's existing Senior Notes. The Term B Loan will mature on July 15, 2019 if (i) any of the Company's existing Senior Subordinated Notes are outstanding on July 15, 2019, or (ii) any indebtedness with a final maturity prior to the date that is 91 days after August 19, 2023 is incurred to refinance the Company's existing Senior Subordinated Notes.

        Proceeds from the issuance of the new Term B Loans were used to repay in full the existing $1.825 billion Term B Loan, which had a maturity date of April 15, 2019 and which bore interest at the same rates described above. The Company used the remaining $240.0 million in proceeds to fund the

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 6. Long-Term Debt and Capital Leases (Continued)

Company's acquisition of HC Cable Opco, LLC ("NuLink") and to redeem a portion of the Company's 13.38% Senior Subordinated Notes. The Company recorded a loss on extinguishment of debt of $10.5 million during the year ended December 31, 2016, primarily representing the expensing of third party arranger fees and the write off of unamortized debt issuance costs related to a portion of the former Term B Loans.

Refinancing of Term B Loans and payoff of Term B-1 Loans

        On May 11, 2016, the Company entered into a fifth amendment ("Fifth Amendment") to its Credit Agreement, dated as of July 17, 2012, as amended on April 1, 2013, November 27, 2013, May 21, 2015 and July 1, 2015 ("Original Credit Agreement") among the Company and the other parties thereto.

        The Fifth Amendment, among other provisions, provided for the addition of an incremental $432.5 million in new Term B Loans, having a maturity date in April 2019 and which bore interest, at the Company's option, at LIBOR plus 3.50% or ABR plus 2.50% and included a 1.00% LIBOR floor. Proceeds from the issuance of the new Term B Loans were used to repay all remaining $382.5 million outstanding principal under the Company's Term B-1 Loans which had a maturity date of July 2017 and which bore interest, at the Company's option, at LIBOR plus 3.00% or ABR plus 2.00% and which included a 0.75% LIBOR floor. The Company recorded a loss on extinguishment of debt of $2.5 million, primarily representing the write off of the unamortized debt issuance costs related to a portion of the former Term B-1 Loans.

Revolver Extension

        On July 1, 2015, the Company entered into a fourth amendment ("Fourth Amendment") to the Original Credit Agreement among the Company and the other parties thereto. On August 19, 2016, the Company entered into a sixth amendment (the "Sixth Amendment") to the Original Credit Agreement among the Company and the other parties thereto.

        Under the Original Credit Agreement, the Company had $200.0 million of borrowings available under its revolving credit facility (the "Revolver"), which was to mature on July 17, 2017. Under the Fourth Amendment and the Sixth Amendment, the maturity date for $180.0 million of the $200.0 million in available borrowings under the Revolver was extended until July 1, 2020, subject to the following: (a) on January 1, 2019, if any indebtedness incurred to refinance the term loans outstanding prior to the effectiveness of the Sixth Amendment is outstanding and has a maturity date prior to September 30, 2020, the Revolver will instead mature on January 1, 2019, and (b) on April 15, 2019, if (i) the Company has Senior Unsecured Notes outstanding or (ii) any indebtedness (other than indebtedness incurred under the Credit Agreement) incurred to refinance the Senior Unsecured Notes is outstanding and has a maturity date prior to November 28, 2023, the Revolver will instead mature on April 15, 2019.

        In addition, in the event the Company has outstanding borrowings under the Revolver in excess of $180.0 million as of July 17, 2017, the Company will be required to pay down such borrowings to the extent of such excess.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 7. Financial Information for Subsidiary Guarantors

        The subsidiary guarantors of the Notes are wholly owned, directly or indirectly, by WOW and have, jointly and severally, fully and unconditionally guaranteed, to each holder of the Notes, the full and prompt performance of WOW's and the co-issuer's obligations under the Notes and the indenture governing the Notes, including the payment of principal and interest on the Notes. WOW has no independent assets or operations, and there are no significant restrictions on the ability of its consolidated subsidiaries to transfer funds to WOW in the form of cash dividends, loans or advances. Based on these facts, and in accordance with SEC Regulation S-X Rule 3-10, "Financial statements of guarantors and issuers of guaranteed securities registered or being registered," WOW is not required to provide condensed consolidating financial information for the subsidiary guarantors.

        The indenture governing the Notes contains covenants that, among other things, limit WOW's ability, and the ability of WOW's restricted subsidiaries, to incur additional indebtedness, create liens, pay dividends on, redeem or repurchase WOW's capital stock, make investments or repay subordinated indebtedness, engage in sale-leaseback transactions, enter into transactions with affiliates, sell assets, create restrictions on dividends and other payments to WOW from its subsidiaries, issue or sell stock of subsidiaries, and engage in mergers and consolidations. All of the covenants are subject to a number of important qualifications and exceptions under the indenture.

Note 8. Fair Value Measurements

        The fair values of cash and cash equivalents, receivables, trade payables, short-term borrowings and the current portions of long-term debt approximate carrying values due to the short-term nature of these instruments. For assets and liabilities with a long-term nature, the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Market or observable inputs are the preferred source of values, followed by unobservable inputs or assumptions based on hypothetical transactions in the absence of market inputs. The Company applies the following hierarchy in determining fair value:

  •
  Level 1, defined as observable inputs being quoted prices in active markets for identical assets;

  •
  Level 2, defined as observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

  •
  Level 3, defined as unobservable inputs for which little or no market data exists, consistent with reasonably available assumptions made by other participants therefore requiring assumptions based on the best information available.

        The estimated fair value of the Company's long-term debt, which includes debt subject to the effects of interest rate risk, was based on dealer quotes considering current market rates and was approximately $2,821.4 million, not including debt issuance costs, discount and premium, compared to carrying value of $2,784.5 million, not including debt issuance costs, discount and premium as of March 31, 2017 and, therefore, is categorized as a Level 1 within the fair value hierarchy.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 9. Income Taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

        The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit the utilization of existing deferred tax assets. On the basis of this evaluation, as of March 31, 2017, a valuation allowance of $126.5 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The valuation allowance is based on the Company's existing positive and negative evidence. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased based on the Company's future operating results.

        The Company reported total income tax benefit (expense) of $23.9 million and $(1.5) million during the quarters ended March 31, 2017 and 2016, respectively. On January 12, 2017, the Company and MidCo consummated the asset purchase agreement pursuant to which MidCo acquired the Company's Lawrence, Kansas system for net proceeds of approximately $213.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the agreement. As a result of the sale, the Company has recorded $11.3 million of income tax expense. In addition, a deferred income tax benefit of $37.8 million was recognized as a result in the change of valuation allowance.

        The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. For federal tax purposes, the Company's 2013 through 2016 tax years remain open for examination by the tax authorities under the normal three year statute of limitations. Generally, for state tax purposes, the Company's 2013 through 2016 tax years remain open for examination by the tax authorities under a three year statute of limitations. Should the Company utilize any of its U.S. or state loss carryforwards, their carryforward losses, which date back to 1995, would be subject to examination.

        As of March 31, 2017, the Company recorded gross unrecognized tax benefits of $30.9 million, all of which, if recognized, would affect the Company's effective tax rate. Interest and penalties related to income tax liabilities, if incurred, are included in income tax benefit (expense) in the combined condensed consolidated statement of operations. The Company has accrued gross interest and penalties of $0.4 million. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues are addressed in the Company's tax audits in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs.

        Unrecognized tax benefits consist primarily of tax positions related to issues associated with the acquisition of Knology, Inc. Depending on the resolution with certain state taxing authorities that is expected to occur within the next twelve months, there could be an adjustment to the Company's unrecognized tax benefits and certain state tax matters.

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 9. Income Taxes (Continued)

        The Company is not currently under examination for U.S. federal income tax purposes, but does have various open tax controversy matters with various state taxing authorities.

Note 10. Commitments and Contingencies

        The Company is party to various legal proceedings (including individual, class and putative class actions) arising in the normal course of its business covering a wide range of matters and types of claims including, but not limited to, general contracts, billing disputes, rights of access, programming, taxes, fees and surcharges, consumer protection, trademark and patent infringement, employment, regulatory, tort, claims of competitors and disputes with other carriers.

        In accordance with GAAP, WOW accrues an expense for pending litigation when it determines that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Legal defense costs are expensed as incurred. None of the Company's existing accruals for pending matters is material. WOW regularly monitors its pending litigation for the purpose of adjusting its accruals and revising its disclosures accordingly, in accordance with GAAP, when required. Litigation is, however, subject to uncertainty, and the outcome of any particular matter is not predictable. The Company vigorously defends its interests in pending litigation, and as of this date, WOW believes that the ultimate resolution of all such matters, after considering insurance coverage or other indemnities to which it is entitled, will not have a material adverse effect on its condensed consolidated financial position, results of operations, or cash flows.

Note 11. Related Party Transactions

        The Company pays a quarterly management fee of $0.4 million plus travel and miscellaneous expenses, if any, to Avista Capital Partners ("Avista") and Crestview Advisors L.L.C. ("Crestview"), majority owners of the Company's Parent. The management fee paid by the Company for the three months ended March 31, 2017 and 2016 amounted to $0.5 million and $0.4 million, respectively.

        On December 18, 2015, Crestview, a private equity firm based in New York, and Parent consummated a transaction whereby Crestview Partners III GP, L.P. became the beneficial owner of approximately 35% of Parent. Under terms of the agreement, Crestview's funds purchased units held by Avista and other unitholders, and made a primary investment of $125.0 million in newly issued units of Parent.

        On April 29, 2016, funds managed by Avista and Crestview made an additional $40.0 million investment in newly-issued membership units in Parent.

        As of March 31, 2017, $131.7 million of proceeds from these transactions have been contributed to the Company while the remaining $11.4 million, net of accrued and paid transaction expenses, have been recorded to our Parent's balance sheet and have not been pushed down or reflected in the Company's condensed consolidated financial statements.

        During the three months ended March 31, 2017, the Company's Parent bought back vested Class A and Class B units from former employees of the Company. The former employees had the option to sell their units at a price set by the Company's Parent. The Company's Parent made such

WideOpenWest, Inc. and Subsidiaries and Affiliates

Notes to the Combined Condensed Consolidated Financial Statements (Continued)

March 31, 2017

(unaudited)

Note 11. Related Party Transactions (Continued)

cash payments to repurchase these units from its bank account. Since the Parent's primary assets are its investment in the Company, the Parent's ownership structure has been "pushed down" to the Company. The cash proceeds used to repurchase such units have been contributed down to the Company and reflected as such. The Company repurchased 23,083 of Class A units and 13,515 of Class B units for $8.8 million.

        As of March 31, 2017 and December 31, 2016, the receivable balance from the Parent and Members amounted to $0.3 million and $0.3 million, respectively.

Our belief is simple: treat our customers like neighbors, be as transparent as possible and reliably connect our communities to the things they love.

welcome to better.

WOW! that's better

Until                  , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

19,047,619 Shares

WideOpenWest, Inc.

Common Stock

UBS Investment Bank
Credit Suisse
RBC Capital Markets
SunTrust Robinson Humphrey
Evercore ISI
Macquarie Capital
LionTree
Raymond James

PROSPECTUS

                , 2017

 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

Amount
SEC registration fee	$55,852
FINRA filing fee	72,786
Listing fee	200,000
Printing expenses	350,000
Accounting fees and expenses	550,000
Legal fees and expenses	1,500,000
Blue Sky fees and expenses	5,000
Transfer Agent and Registrar fees and expenses	6,450
Miscellaneous expenses	759,912

Total	$3,500,000

Item 14.    Indemnification of Officers and Directors.

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        None.

Item 16.    Exhibits

(1)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(2)
Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Englewood, State of Colorado, on May 19, 2017.

WideOpenWest, Inc.
By:	/s/ STEVEN COCHRAN
	Name:	Steven Cochran
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

Name	Title	Date

/s/ STEVEN COCHRAN Steven Cochran	Chief Executive Officer and Director (Principal Executive Officer)	May 19, 2017
/s/ RICHARD E. FISH, JR. Richard E. Fish, Jr.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 19, 2017
* David Burgstahler	Director	May 19, 2017
* Brian Cassidy	Director	May 19, 2017
* Daniel Kilpatrick	Director	May 19, 2017
* Jeffrey Marcus	Director	May 19, 2017
* Phil Seskin	Director	May 19, 2017

Name		Title	Date

* Joshua Tamaroff		Director	May 19, 2017
*By:	/s/ RICHARD E. FISH, JR. Richard E. Fish, Jr. Attorney-in-Fact

 EXHIBIT INDEX

Exhibit No.		Description
1.1		Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of WideOpenWest, Inc.

3.2	*	Form of Amended and Restated Bylaws of WideOpenWest, Inc.

4.2		Senior Note Indenture, dated as of July 17, 2012, by and among WideOpenWest Finance, LLC, WideOpenWest Capital Corp., the guarantors specified therein, and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to WideOpenWest Finance, LLC's Registration Statement on Form S-4, File No. 333-187850, filed on April 10, 2013).

4.3		Senior Subordinated Note Indenture, dated as of July 17, 2012, by and among WideOpenWest Finance, LLC, WideOpenWest Capital Corp., the guarantors specified therein, and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.3 to WideOpenWest Finance, LLC's Registration Statement on Form S-4, File No. 333-187850, filed on April 10, 2013).

5.1		Opinion of Kirkland & Ellis LLP.

10.1		Credit Agreement, dated as of July 17, 2012, among WideOpenWest Finance, LLC, Racecar Acquisition, LLC, WideOpenWest Cleveland, Inc., WideOpenWest Illinois, Inc., WideOpenWest Networks, Inc., WideOpenWest Ohio, Inc., WOW Sigecom, Inc., WideOpenWest Kite Inc., the lending institutions from time to time parties thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent (incorporated by reference to Exhibit 10.1 to WideOpenWest Finance, LLC's Registration Statement on Form S-4, File No. 333-187850, filed on April 10, 2013).

10.2		First Amendment to Credit Agreement, dated as of April 1, 2013, by and between WideOpenWest Finance, LLC and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent (incorporated by reference to Exhibit 10.11 to WideOpenWest Finance, LLC's Registration Statement on Form S-4, File No. 333-187850, filed on April 10, 2013).

10.3		Second Amendment to Credit Agreement, dated as of April 1, 2013, by and between WideOpenWest Finance, LLC and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent (incorporated by reference to Exhibit 10.6 to WideOpenWest Finance, LLC's Annual Report on Form 10-K, File No. 333-187850, filed on March 17, 2014).

10.4		Third Amendment to Credit Agreement, dated as of May 21, 2015, by and between WideOpenWest Finance, LLC, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, and Credit Suisse Securities (USA) LLC, as the Third Amendment Lead Arranger (incorporated by reference to Exhibit 10.1 to WideOpenWest Finance, LLC's Current Report on Form 8-K, File No. 333-187850, filed on May 26, 2015).

10.5		Fourth Amendment to Credit Agreement, dated July 1, 2015, by and among WideOpenWest Finance, LLC, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, and Credit Suisse Securities (USA) LLC, as the Third Amendment Lead Arranger (incorporated by reference to Exhibit 10.1 to WideOpenWest Finance, LLC's Current Report on Form 8-K, File No. 333-187850, filed on July 6, 2015).

Exhibit No.		Description
10.6		Fifth Amendment to Credit Agreement, dated May 11, 2016, by and among WideOpenWest Finance, LLC and Credit Suisse AG, as Administrative Agent (incorporated by reference to Exhibit 10.1 to WideOpenWest Finance, LLC's Current Report on Form 8-K, File No. 333-187850).

10.7		Sixth Amendment to Credit Agreement, dated August 19, 2016, by and among WideOpenWest Finance, LLC and Credit Suisse AG, as Administrative Agent (incorporated by reference to Exhibit 10.1 to WideOpenWest Finance, LLC's Quarterly Report on Form 10-Q, File No. 333-187850).

10.8	+*	Letter Agreement of Employment, dated as of May 15, 2017, by and between WideOpenWest, Inc. and Cathy Kuo.

10.9	+*	Letter Agreement of Employment, dated as of May 15, 2017, by and between WideOpenWest, Inc. and Craig Martin.

10.10	+*	Letter Agreement of Employment, dated as of May 15, 2017, by and between WideOpenWest, Inc. and Cash Hagen.

10.11	+*	Letter Agreement of Employment, dated as of May 15, 2017, by and between WideOpenWest, Inc. and Richard E. Fish, Jr.

10.12	+*	Employment Agreement, dated as of May 15, 2017, by and among WideOpenWest, Inc. and Steven Cochran.

10.13	+*	Letter Agreement of Employment, dated as of May 15, 2017, by and between WideOpenWest, Inc. and Scott Russell.

10.14	*	Form of WideOpenWest, Inc. Directors & Officers Indemnification Agreement.

10.15		Form of WideOpenWest, Inc. 2017 Omnibus Incentive Plan.

10.16	*	Form of Restricted Stock Agreement Pursuant to the WideOpenWest, Inc. 2017 Omnibus Incentive Plan.

10.17	*	Form of Restricted Stock Unit Agreement Pursuant to the WideOpenWest, Inc. 2017 Omnibus Incentive Plan.

10.18	*	Form of Incentive Stock Option Agreement Pursuant to the WideOpenWest, Inc. 2017 Omnibus Incentive Plan.

10.19	*	Form of Nonqualified Stock Option Plan Pursuant to the WideOpenWest, Inc. 2017 Omnibus Incentive Plan.

10.20		Form of WideOpenWest, Inc. Stockholders' Agreement.

10.21	*	Form of WideOpenWest, Inc. Registration Rights Agreement.

21.1	*	List of Subsidiaries.

23.1		Consent of BDO USA, LLP.

23.2	*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1		Power of Attorney (previously included on the signature pages to this Registration Statement).

+
Management Contract or Compensatory Plan or Arrangement.
*
Previously filed.